Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To be held on August 29, 2019 and MANAGEMENT INFORMATION CIRCULAR With respect to an arrangement involving CUMMINS INC. and ATLANTIS ACQUISITIONCO CANADA CORPORATION and HYDROGENICS CORPORATION Please read this document and the accompanying materials carefully . These materials are important and require your immediate attention . They require shareholders of the Hydrogenics Corporation to make important decisions . If you are in doubt as to how to make such decisions or about these materials or the matters to which they refer, please contact your financial, tax, legal or other professional advisors . If you have any questions or require more information with regard to the procedures for voting or completing your letter of transmittal, please contact Innisfree M&A Incorporated, our proxy solicitation agent, by telephone at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) . THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

B OARD OF D IRECTORS L ETTER TO S HAREHOLDERS July 19, 2019 Dear fellow shareholders : It is my pleasure to extend to you, on behalf of the board of directors (the “ Board ”) of Hydrogenics Corporation (the “ Company ”), an invitation to attend a special meeting (the “ Meeting ”) of holders (“ Shareholders ”) of the common shares (“ Shares ”) of the Company to be held at the offices of the Company at 220 Admiral Boulevard, Mississauga, Ontario, Canada L 5 T 2 N 6 on August 29 , 2019 at 10 : 00 a . m . (Toronto time) . At the Meeting, Shareholders will be asked to consider and vote on a special resolution (the “ Arrangement Resolution ”) approving a plan of arrangement under the Canada Business Corporations Act , involving Cummins Inc . (“ Cummins ”) and Atlantis AcquisitionCo Canada Corporation (the “ Purchaser ”), a subsidiary of Cummins, and the Company (the “ Arrangement ”) . Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding Shares, other than Shares owned by The Hydrogen Company (“ Hydrogen Company ”), a wholly - owned subsidiary of L’Air Liquide S . A . , for US $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . The consideration per Share to be received by Shareholders (other than Hydrogen Company and its affiliates and any dissenting Shareholder) in connection with the Arrangement represents a premium of 21 . 6 % over the 30 - day volume - weighted average price (“VWAP”) of the Shares on the NASDAQ and 38 . 8 % over the 90 - day VWAP on NASDAQ for the period ending June 27 , 2019 and is within the range of values set out in the Origin Valuation and Fairness Opinion (as defined herein) . To become effective, the Arrangement Resolution being considered at the Meeting must be approved by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions (“ MI 61 - 101 ”), which, in this case, consists of the Shares held by Hydrogen Company, Daryl Wilson (the Company’s Chief Executive Officer) and Joseph Cargnelli (the Company’s Chief Technology Officer) . Hydrogen Company, which holds 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares, has entered into a voting support agreement with the Purchaser and Cummins to vote FOR the Arrangement Resolution approving the Arrangement . All directors and certain officers of the Company who beneficially own or exercise control or direction over approximately 1 % of the issued and outstanding Shares in the aggregate, have also entered into voting support agreements with the Purchaser and Cummins to vote their Shares FOR the Arrangement Resolution approving the Arrangement . Completion of the Arrangement is subject to the satisfaction of certain conditions, including approval by Shareholders and the Ontario Superior Court of Justice (Commercial List), as described in the enclosed management information circular (the “ Circular ”) . If such approvals are obtained and the other conditions to the completion of the Arrangement are satisfied or waived, closing of the Arrangement is expected to occur during the third quarter of 2019 . In March 2019 , the Board established a special committee (the “ Special Committee ”) of independent directors of the Company to, among other things, supervise, review and consider proposals from third parties to pursue a transaction that might involve the acquisition of the Company or other strategic alternative transactions, carry out and supervise any negotiations regarding a proposed transaction, make recommendations to the Board relating thereto and, if necessary, supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61 - 101 . After receiving financial and legal advice and considering the Houlihan Lokey Fairness Opinion, the Origin Valuation and Fairness Opinion and the terms and conditions set forth in the Arrangement Agreement, the Special Committee unanimously recommended that the Board approve the Arrangement and recommended to Shareholders (other than Hydrogen Company and its affiliates) that they vote in favour of the Arrangement .

After consultation with its legal and financial advisors and its receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, the Board has unanimously determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . Mr . Pierre - Etienne Franc, who is an officer of Hydrogen Company and a director of the Company appointed by Hydrogen Company, recused himself from consideration of and voting on the Arrangement . THE BOARD (EXCLUDING MR . PIERRE - ETIENNE FRANC) UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS (OTHER THAN HYDROGEN COMPANY AND ITS AFFILIATES) VOTE FOR THE ARRANGEMENT RESOLUTION APPROVING THE TRANSACTION . The accompanying circular contains a detailed description of the Arrangement, as well as information regarding the Company . It also describes certain Canadian federal and United States federal income tax considerations . Please give this material careful consideration and, if you require assistance, consult your financial, tax, legal or other professional advisors to determine the particular impact (including tax impact) of the Arrangement upon you, having regard to your own particular circumstances . You can complete and return the enclosed form of proxy in a number of ways . Please see the enclosed Notice of Special Meeting and Circular for information on how to vote your Shares . Your vote must be received by 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . If you hold your Shares through an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS Clearing and Depository Services Inc . ) or other nominee, your intermediary may require you to submit your vote at an earlier date and/or time . If you have any questions with regard to the procedures for voting, please contact Innisfree M&A Incorporated, our proxy solicitation agent, by telephone at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) . Your vote is important regardless of the number of Shares you own . On behalf of the Company and the Board, I would like to thank all Shareholders for their support in the past and with respect to our decision to proceed with the Arrangement . Yours very truly, Douglas S. Alexander Board Chair

HYDROGENICS CORPORATION NOTICE OF SPECIAL MEETING OF SHAREHOLDERS A special meeting (the “ Meeting ”) of the holders (the “ Shareholders ”) of the common shares (“ Shares ”) of Hydrogenics Corporation (the “ Company ”) will be held at 10 : 00 a . m . (Toronto time) on August 29 , 2019 at the offices of the Company at 220 Admiral Boulevard, Mississauga, Ontario, Canada L 5 T 2 N 6 , for the following purposes : (a) to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List), as such order may be amended, modified, supplemented or varied (the “ Interim Order ”), and to vote on, with or without variation, a special resolution (the “ Arrangement Resolution ”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “ Circular ”), approving a plan of arrangement (the “ Plan of Arrangement ”) under section 192 of the Canada Business Corporations Act (the “ CBCA ”), involving Cummins Inc . (“ Cummins ”), Atlantis AcquisitionCo Canada Corporation (the “ Purchaser ”) and the Company, all as more particularly described in the Circular (the “ Arrangement ”) ; and (b) to transact any such other business as may properly be brought before the Meeting or any adjournment or postponement thereof . Shareholders are referred to the Circular for more detailed information with respect to the foregoing matters to be considered at the Meeting . The Circular that accompanies this Notice of Special Meeting of Shareholders provides information regarding the business to be considered at the Meeting and includes the full text of the Arrangement Resolution and the Interim Order, attached thereto as Appendix “B” and Appendix “C”, respectively . The board of directors of the Company has fixed July 15 , 2019 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof . Accompanying this Notice of Special Meeting of Shareholders is the Circular, which contains details of the matters to be addressed at the Meeting, a form of proxy and, in the case of Registered Shareholders, a letter of transmittal (the “ Letter of Transmittal ”) . The Circular, form of proxy and the Letter of Transmittal may also be accessed under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . If you are a registered shareholder (“ Registered Shareholder ”), to ensure that your vote is recorded, please complete, date and sign the form in accordance with the directions on the form and return it to the Company’s transfer agent, AST Trust Company (Canada), at AST Trust Company (Canada), Attn : Proxy Department, P . O . Box 721 , Agincourt, Ontario, M 1 S 0 A 1 , prior to the proxy deposit deadline of August 27 , 2019 at 5 : 00 p . m . (Toronto time) or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . The deadline for receiving the proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice . Shareholders who have questions about deciding how to vote or who have additional questions about the Circular or the matters described in the Circular, should contact their professional advisors . If the Arrangement Resolution is passed and the Plan of Arrangement is implemented, in order to receive the payment for Shares, a Registered Shareholder must complete and sign the Letter of Transmittal enclosed with this Circular and deliver such Letter of Transmittal (or a manually executed facsimile copy thereof) together with the certificates representing the Shares, or the necessary confirmation of a book - entry transfer, and the other documents required by the instructions set out therein to AST Trust Company (Canada) (the “ Depositary ”) in accordance with the instructions contained in the Letter of Transmittal . A Registered Shareholder can obtain additional copies of the Letter of Transmittal by contacting the Depositary . The Letter of Transmittal is also available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . If you hold your Shares in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS Clearing and Depository Services Inc . ) or other nominee (a “ Beneficial Shareholder ”), you should follow the voting instructions provided by your intermediary well in advance of the Meeting to ensure that your vote is recorded . Every intermediary has its own mailing procedures and provides its own return instructions to clients . The form of proxy or voting instruction form supplied to a Beneficial Shareholder by its intermediary will be similar to the proxy provided to Registered Shareholders by the Company . However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf . In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting . See “ General Proxy Matters – Beneficial Shareholders ” Pursuant to the Interim Order, Registered Shareholders (as of the Record Date) have been granted the right to dissent in respect of the Arrangement and to be paid an amount equal to the fair value of their Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order . This right, and the procedures for its exercise, are described in the accompanying Circular under the heading “ Dissent Rights ”, and in the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, which are set forth in Appendices “F”, “C” and “I”, respectively, to the accompanying Circular . There can be no assurance that a dissenting holder of Shares will receive consideration for his or her Shares of equal value to the consideration that such dissenting holder of Shares would have received under the Arrangement . Strict adherence to the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is required in order to validly dissent and failure to do so may result in the loss of all dissent rights . Only Registered Shareholders (as of the Record Date) are entitled to dissent . Accordingly, a Beneficial Shareholder who desires to exercise rights of dissent must make arrangements for the registered holder of such Shares to dissent on the holder’s behalf . *** If you have any questions with regard to the procedures for voting, please contact Innisfree M&A Incorporated, our proxy solicitation agent, by telephone at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) . DATED at the City of Mississauga, Ontario, this 19 th day of July, 2019 . By order of the Board of Directors of HYDROGENICS CORPORATION Douglas S. Alexander Board Chair

- i - HYDROGENICS CORPORATION MANAGEMENT INFORMATION CIRCULAR .........................................................................1 Introduction ............................................................................................................................. ... ................................................1 Currency Presentation................................................................................................................. ... .............................................1 Caution Regarding Forward - Looking Statements and Information.................................................................... ........................3 Information for U.S. Shareholders................................................................................................................. ... ..........................4 QUESTIONS AND ANSWERS...................................................................................................................... ... ......................................4 SUMMARY...................................................................................................................... ... ...................................................................12 The Arrangement ............................................................................................................................. ... ......................................12 The Meeting and Record Date ........................................................................................................................ ... .......................12 Purpose of the Meeting................................................................................................................. ... .........................................12 Background to the Arrangement.................................................................................................................. ... ..........................12 Fairness Opinions and Formal Valuation ............................................................................................................................. ... .12 Recommendation of the Special Committee...................................................................................................... ... ....................13 Recommendation of the Board ............................................................................................................................. ... .................13 Reasons for the Recommendation ............................................................................................................................. ... ............13 Effect of the Arrangement on Shareholders................................................................................................................. ... ..........15 Information Concerning the Company ............................................................................................................................. ... .....15 Information Concerning the Purchaser ................................................................................................................... ... ...............15 Conditions to the Arrangement.................................................................................................................. ... ............................16 Risk Factors ............................................................................................................................. ... ..............................................16 Description of the Arrangement ............................................................................................................................. ... ...............16 Arrangement Agreement ............................................................................................................................. ... ..........................16 Termination Fee........................................................................................................... ... ..........................................................16 Court Approval ............................................................................................................................. ... .........................................17 Shareholder Approval ............................................................................................................................. ... ............................... 17 Stock Exchange Delisting and Reporting Issuer Status ............................................................................................................ 17 Dissent Rights ............................................................................................................................. ... ........................................... 17 Procedure for Receiving Consideration ............................................................................................................... ... ..................18 Timing of Completion of the Arrangement ............................................................................................................................. .19 Certain Canadian Federal and United States Federal Income Tax Considerations...................................................................19 Interests of Certain Persons in the Arrangement ......................................................................................................................19 GENERAL PROXY MATTERS...................................................................................................................... ... ...................................20 Solicitation of Proxies ............................................................................................................................. ... ..............................20 Record Date ............................................................................................................................. ... ..............................................20 Registered Shareholders ............................................................................................................................. ... ...........................20 Beneficial Shareholders ..................................................................................................... ... ....................................................20 Voting of Shares Represented by Management Proxies ...........................................................................................................21 Appointment and Revocation of Proxies ............................................................................................................................. ... ..21 Quorum....................................................................................................................... ... ...........................................................22 Authorized Capital and Principal Shareholders ........................................................................................................................22 BACKGROUND TO THE ARRANGEMENT.................................................................................................................. ... .................23 Background to the Arrangement.................................................................................................................. ... ..........................23 Houlihan Lokey Fairness Opinion ............................................................................................................................. ... ............28 Origin Valuation and Fairness Opinion ............................................................................................................................. ... ....31 Recommendation of the Special Committee.................................................................................................................... ... ......35 Recommendation of the Board ............................................................................................................................. ... .................36 Reasons for the Recommendation ............................................................................................................................. ... ............36 Risks Relating to the Arrangement ................................................................................................................. ... .......................39 Risks Related to the Company...................................................................................................................... ... .........................39

THE ARRANGEMENT ............................................................................................................................. ... .........................................39 Required Shareholder Approval ............................................................................................................................. ... ...............39 Treatment of Company Securities ............................................................................................................................. ... ............40 Arrangement Mechanics ..................................................................................................... ... ...................................................40 Voting Support Agreements ................................................................................................... ... ...............................................42 Hydrogen Company Funding and Investment Agreement .......................................................................................................43 Stock Exchange Delisting and Reporting Issuer Status ............................................................................................................44 Sources of Funds for the Arrangement ............................................................................................................................. ... .....44 Insurance and Indemnification ............................................................................................................................. ... .................45 Regulatory Matters ............................................................................................................................. ... ...................................45 Effects on the Company if the Arrangement is not Completed ................................................................................................45 PROCEDURE FOR THE DELIVERY OF SECURITIES AND PAYMENT OF CONSIDERATION................................................46 Letter of Transmittal ............................................................................................................................. ... .................................46 Payment of Consideration................................................................................................................ ... ......................................47 DISSENT RIGHTS....................................................................................................................... ... .......................................................48 Dissent Rights....................................................................................................................... ... .................................................48 Recognition of Dissenting Shareholders................................................................................................................. ... ...............49 THE ARRANGEMENT AGREEMENT.................................................................................................................... ... .........................49 Summary of the Arrangement Agreement ............................................................................................................................. ... 49 PRINCIPAL LEGAL MATTERS ............................................................................................................................. ... ..........................56 Securities Laws Matters...................................................................................................................... ... ...................................56 Formal Valuation ............................................................................................................................. ... ......................................57 Minority Approval ............................................................................................................................. ... ....................................57 Shares Excluded Under MI 61 - 101 ............................................................................................................................. ... ..........58 Court Approval Process...................................................................................................................... ... ...................................59 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.........................................................................................59 Holders Resident in Canada....................................................................................................................... ... ............................60 Holders Not Resident in Canada....................................................................................................................... ... .....................61 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS................................................................................62 U.S. Holders ............................................................................................................................. ... .............................................62 Certain U.S. Federal Income Tax Consequences of the Arrangement .....................................................................................63 INFORMATION CONCERNING THE COMPANY ............................................................................................................................ 64 General ............................................................................................................................. ... ..................................................... 64 Price Range and Trading Volume of Shares ............................................................................................................................. 65 Previous Purchases and Sales ............................................................................................................................. ... ...................66 Previous Distributions ............................................................................................................................. ... ..............................66 Dividends.................................................................................................................... ... ...........................................................66 INFORMATION CONCERNING THE PURCHASER ................................................................................................................... ... ..66 RISK FACTORS ............................................................................................................................. ... ....................................................67 Risks Related to the Arrangement ............................................................................................................ ... .............................67 Risks Relating to the Company ............................................................................................................................. ... ................69 INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT ...................................................................................................70 Rollover by Hydrogen Company...................................................................................................................... ... .....................70 Shares and the Intentions of Directors and Executive Officers ................................................................................................70 - ii -

- iii - DSUs, PSUs and RSUs......................................................................................................................... ... .................................70 Company Options ............................................................................................................................. ... .....................................71 Consideration................................................................................................................ ... .........................................................71 Employment Agreements ............................................................................................................................. ... .........................72 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS .....................................................................................72 MATERIAL CHANGES TO THE AFFAIRS OF THE COMPANY ....................................................................................................72 EXPENSES OF THE ARRANGEMENT ............................................................................................................................. ... ..............72 OTHER BUSINESS .............................................................................................................. ... ..............................................................73 AUDITORS, TRANSFER AGENT AND REGISTRAR ................................................................................................................... ... .73 ADDITIONAL INFORMATION.................................................................................................................. ... ......................................73 CONSENT OF HOULIHAN LOKEY CAPITAL, INC .........................................................................................................................74 CONSENT OF ORIGIN MERCHANT PARTNERS ............................................................................................................................7 5 APPROVAL OF THE BOARD OF DIRECTORS.................................................................................................................... ... ..........76 APPENDIX A. GLOSSARY..................................................................................................................... ... ....................................... A - 1 APPENDIX B. ARRANGEMENT RESOLUTION................................................................................................................... ... .......B - 1 APPENDIX C. INTERIM ORDER ................................................................................................... ... ................................................C - 1 APPENDIX D. NOTICE OF APPLICATION FOR FINAL ORDER ................................................................................................ D - 1 APPENDIX E. ARRANGEMENT AGREEMENT ......................................................................................... ... ................................. E - 1 APPENDIX F. PLAN OF ARRANGEMENT.................................................................................................................. ... ................. F - 1 APPENDIX G. HOULIHAN LOKEY FAIRNESS OPINION ........................................................................................................... G - 1 APPENDIX H. ORIGIN VALUATION AND FAIRNESS OPINION............................................................................................... H - 1 APPENDIX I. SECTION 190 OF THE CBCA ........................................................................................................................ ... .......... I - 1

- 1 - HYDROGENICS CORPORATION MANAGEMENT INFORMATION CIRCULAR Introduction This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the special meeting of Shareholders to be held at the offices of the Company at 220 Admiral Boulevard, Mississauga, Ontario, Canada L 5 T 2 N 6 on August 29 , 2019 at 10 : 00 a . m . (Toronto time) and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Special Meeting . No person has been authorized to give any information or to make representations in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should not be considered to have been authorized by the Company . If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate . This Circular does not constitute an offer to acquire, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation . Certain information in this Circular pertaining to Cummins, the Purchaser and The Hydrogen Company (“ Hydrogen Company ”), a wholly - owned subsidiary of L’Air Liquide S . A . (“ Air Liquide ”), has been furnished by the Purchaser . Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Cummins, the Purchaser or Hydrogen Company to disclose events or information that may affect the completeness or accuracy of such information . All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Appendix “E” to this Circular, and the complete text of the Plan of Arrangement, a copy of which is attached as Appendix “F” . You are urged to carefully read the full text of these documents . Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith . All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the Glossary set out in Appendix “A” or elsewhere in this Circular . The information contained in this Circular is given as at July 19 , 2019 , except where otherwise noted . Currency Presentation Unless otherwise indicated in this Circular, all currency amounts are expressed in United States dollars . References to “ $ ” in this Circular refer to United States dollars . On July 18 , 2019 , the daily exchange rate reported by the Bank of Canada for conversion of United States dollars into Canadian dollars was $ 1 . 00 =C $ 1 . 3069 . Shareholders in Canada are urged to obtain a current market quotation for the United States dollar/Canadian dollar exchange rate . Arrangement Resolution At the Meeting, Shareholders will be asked to consider and vote on the Arrangement Resolution approving the Plan of Arrangement under the CBCA, involving Cummins, the Purchaser and the Company . Under the terms of the Arrangement, on June 28 , 2019 , the Purchaser will acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash .

- 2 - Voting of Shares In order to determine how to vote at the Meeting, you must first determine whether you are a Registered Shareholder or Beneficial Shareholder. Registered Shareholders You are a Registered Shareholder if your Shares are held directly in your name in the form of a physical Share certificate . If you are a Registered Shareholder, you may vote in person at the Meeting . Even if you plan to attend the Meeting, it is recommended that you submit your proxy in advance of the Meeting, as described below, so that your vote will be counted if you later decide not to attend the Meeting . Alternatively, if you would prefer not to attend the Meeting (or any adjournment or postponement thereof) in person, you can exercise your right to vote via the internet, fax or telephone or by completing, signing, dating and mailing the form in accordance the directions on the form . Please vote your proxy in sufficient time to be received by AST Trust Company (Canada), the Company’s transfer agent, prior to the proxy deposit deadline of August 27 , 2019 at 5 : 00 p . m . (Toronto time) or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . A Registered Shareholder can complete and return the form of proxy in a number of ways : (a) use the internet at www . astvotemyproxy . com ; (b) email to proxyvote@astfinancial . com (c) call toll - free to 1 - 888 - 489 - 5760 ; (d) fax to 1 - 866 - 781 - 3111 or 1 - 416 - 368 - 2502 ; (e) sign, date and return the enclosed proxy to AST Trust Company (Canada), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (f) deliver in person to AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6. However you choose to vote, your vote must be received by 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . The deadline for receiving the proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice . Shareholders who have questions about deciding how to vote or who have additional questions about the Circular or the matters described in the Circular, should contact their professional advisors . Beneficial Shareholders Most Shareholders are Beneficial Shareholders . You are a Beneficial Shareholder if you beneficially own Shares that are held in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS Clearing and Depository Services Inc . (“ CDS ”)) or other nominee . Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders . Without specific instructions, brokers and their agents and nominees are prohibited from voting for the broker’s clients on the matters presented at the Meeting . Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting . Every intermediary has its own mailing procedures and provides its own return instructions to clients . The form of proxy or voting instruction supplied to you by your intermediary will be similar to the proxy provided to Registered Shareholders by the Company . However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf . Most intermediaries delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc . (“ Broadridge ”) . Broadridge mails a Voting Instruction Form (“ VIF ”) in lieu of a form of proxy provided by the Company . For your Shares to be voted, you must follow the instructions on the

- 3 - VIF that is provided to you . You can complete the VIF by : (a) calling the phone number listed thereon ; (b) signing, dating and returning the completed VIF by mail ; or (c) using the internet at www . proxyvote . com . Shareholders who have questions about deciding how to vote or who have additional questions about the Circular or the matters described in the Circular, should contact their professional advisors . Additionally, the Company may utilize Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting their Shares . Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non - objecting beneficial owners) may be contacted by Innisfree M&A Incorporated, our proxy solicitation agent, to conveniently obtain a vote directly over the telephone . If, as a Beneficial Shareholder, you choose to vote in person at the Meeting (or have another person attend and vote on your behalf) you must : (a) insert your own name (or such other person’s name) in the space provided or mark the appropriate box on the VIF to appoint yourself (or such other person) as the proxyholder ; and (b) return the VIF by mail or as otherwise permitted by your intermediary . No other part of the form should be completed . In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting . If you have any questions with regard to the procedures for voting, please contact Innisfree M&A Incorporated, our proxy solicitation agent, at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) . Caution Regarding Forward - Looking Statements and Information Except for statements of historical fact, certain information contained herein constitutes “forward - looking information” under Canadian securities legislation and “forward - looking statements” within the meaning of the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 . Forward - looking information and statements includes, but is not limited to, statements concerning the Arrangement referred to in this Circular, including necessary approvals and other conditions required to complete the Arrangement, the expected costs and benefits of the Arrangement, the expected timing for completion of the Arrangement and the subsequent delisting of the Shares from the TSX and NASDAQ, the anticipated tax treatment of the Arrangement by Shareholders, the exercise of Dissent Rights by Registered Shareholders (as of the Record Date), the anticipated benefits of the Arrangement and any other statements regarding the Company’s expectations, intentions, plans and beliefs . Generally, forward - looking information can be identified by the use of forward - looking terminology such as “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “budget”, “forecast”, “predict”, “potential”, “continue”, “likely”, “schedule”, or the negative thereof or other similar expressions . Forward - looking information is based on the opinions and estimates of management as of the date such information is provided including, but not limited to, assumptions relating to the following : that business and economic conditions affecting the Company’s operations will substantially continue in their current state and that there will be no significant event affecting the Company occurring outside the ordinary course of the Company’s business ; that there will be no material delays in obtaining required court and Shareholder approvals in connection with the Arrangement and that such approvals will be obtained ; that the Arrangement Agreement will not be amended or terminated ; that there will be no material changes in the legislative, regulatory and operating framework for the Company and its businesses ; that all other conditions precedent to completing the Arrangement will be met ; and the accuracy and completeness of information received from or on behalf of the Purchaser, Cummins and Hydrogen Company or their respective affiliates . Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward - looking statements or information will prove to be accurate . Forward - looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward - looking information, including, but not limited to, risks relating to : completion of the Arrangement, including completion of the conditions precedent to the Arrangement Agreement, some of which are outside of the Company’s and the Purchaser’s control ; the receipt and the timing of receipt of the Shareholder Approval ; either party’s failure to consummate the Arrangement when required ; the risk that the market price of the Shares may be materially adversely affected if the Arrangement is not completed or its completion is materially delayed ; the response of business partners and competitors to the announcement and pendency of the Arrangement ; the Company being required to pay the Purchaser the Termination Fee ; the Arrangement Agreement restricting the Company from taking specified actions without the consent of the Purchaser until the Arrangement is completed ; a material adverse change or other circumstance that could give rise to the termination of the Arrangement Agreement ; the risk that the directors and officers of the

- 4 - Company may have interests in the Arrangement that are different from those of other Shareholders ; material adverse changes in the business or affairs of the Company ; competitive factors in the industries in which the Company operates ; interest rates, prevailing economic conditions and other factors, many of which are beyond the control of the Company ; risks with respect to the reliability of the information regarding the Purchaser, Cummins, Hydrogen Company and their respective affiliates included in, or which may have been omitted from, this Circular ; and other risks described in the Company’s current annual information form posted under its profile on SEDAR at www . sedar . com and on EDGAR on the U . S . Securities and Exchange Commission’s website at www . sec . gov . See also “ Risk Factors ” in this Circular . Although management of the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward - looking information in this Circular, there may be other factors that could cause actions, events or results not to be as anticipated, estimated or intended . There can be no assurance that the forward - looking statements and information in this Circular will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward - looking statements and information . Accordingly, readers should not place undue reliance on forward - looking information . Except as required by applicable Law, the Company disclaims any intention or obligation to update or revise any of the forward - looking statements or forward - looking information in this Circular, whether as a result of new information, future events or otherwise, or to explain any material different between subsequent actual events and such forward - looking statements and information . All of the forward - looking statements made, and forward - looking information contained, in this Circular is qualified by these cautionary statements . Information for U . S . Shareholders The Company is a corporation organized under the laws of Canada . The solicitation of proxies and the transactions contemplated in this Circular involve securities of an issuer located in Canada and are being effected in accordance with Canadian securities laws . This solicitation of proxies is not subject to the requirements of Section 14 (a) of the Exchange Act, and this Circular has been prepared in accordance with disclosure requirements under Canadian securities laws . Shareholders should be aware that disclosure requirements under Canadian securities laws may differ from disclosure requirements under U . S . federal or state securities laws . The enforcement by investors of civil liabilities under U . S . federal securities laws may be affected adversely by the fact that the Company is a corporation incorporated pursuant to, and existing under, the federal laws of Canada, some of its directors are not residents of the United States and a substantial portion of its assets and the assets of such persons are located outside the United States . Shareholders may not be able to sue the Company or its directors in a foreign court for violations of U . S . federal or state securities laws . It may be difficult to compel the Company, through its directors, to subject themselves to a judgment by a U . S . court . THE TRANSACTIONS DESCRIBED IN THIS CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Shareholders in the United States should be aware that the disposition of their Shares as described herein may have tax consequences both in the United States and in Canada . Such consequences for Shareholders may not be described fully herein . For a general discussion of certain Canadian federal income tax considerations, see “ Certain Canadian Federal Income Tax Considerations ” . For a general discussion of certain United States federal income tax considerations, see “ Certain United States Federal Income Tax Considerations ” . QUESTIONS AND ANSWERS The following are some questions that you, as a Shareholder, may have relating to the Meeting, and the answers to those questions . These questions and answers do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular . Shareholders are urged to read this Circular in its entirety before making a decision related to your Shares .

- 5 - 1. Q: Why did I receive this package of information? A: On June 28 , 2019 , the Company, Cummins and the Purchaser entered into the Arrangement Agreement pursuant to which the Purchaser will acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . One of the conditions of the Arrangement is that Shareholders approve the Arrangement Resolution at the Meeting . This package contains information that is intended to assist you in forming a reasoned judgement concerning the Arrangement Resolution . 2. Q: When and where is the Meeting? A: The Meeting will be held at the offices of the Company at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6 on August 29, 2019 at 10:00 a.m. (Toronto time). 3. Q: What am I voting on? A: At the Meeting, Shareholders will be asked to pass the Arrangement Resolution approving the Arrangement, including the Plan of Arrangement . The full text of the Arrangement Resolution is set out in Appendix “B” to this Circular . 4. Q: As a Shareholder of the Company, what will I receive as a result of the completion of the Arrangement? A: Shareholders (other than Hydrogen Company and its affiliates and Dissenting Shareholders) will receive, for each Share they own, $ 15 . 00 in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . For more information, see “ The Arrangement” and “Procedure for the Delivery of Securities and Payment of Consideration – Payment of Consideration ” . 5. Q: What will happen to the Shares I currently own after completion of the Arrangement? A: In connection with the Arrangement, your Shares will be transferred and assigned to the Purchaser and, if you do not exercise Dissent Rights, you will be entitled to receive $ 15 . 00 per Share in cash, less any applicable withholding tax . The Shares are expected to be delisted from the TSX and NASDAQ as soon as practicable following completion of the Arrangement . Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the registration of Shares under the Exchange Act will be terminated . For more information, see “ The Arrangement – Arrangement Mechanics” and “The Arrangement – Stock Exchange Delisting and Reporting Issuer Status ” . 6. Q: When do you expect the Arrangement to be completed? A: If all of the conditions to completion of the Arrangement are satisfied or waived, as applicable, the Company anticipates that the Effective Date will occur during the third quarter of 2019 . For more information, see “ The Arrangement Agreement – Summary of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective ” . 7. Q: If the Arrangement is completed, when can I expect to receive my Consideration? A: You will be paid $ 15 . 00 in cash, less any applicable withholding tax, for each Share as soon as reasonably practicable after the Effective Time . For more information, see “ Procedure for the Delivery of Securities and Payment of Consideration – Payment of Consideration ” .

- 6 - 8. Q: Do any of the directors and the officers of the Company or any other Persons have any interest in the Arrangement that is different than mine? A: Hydrogen Company and certain directors and officers of the Company have interests in the Arrangement, including as holders of Company Options, DSUs, PSUs and/or RSUs, that may be different from the interests of other Shareholders generally . Members of the Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement and in recommending to Shareholders (other than Hydrogen Company and its affiliates) that they vote FOR the Arrangement Resolution . For more information, see “ Interests of Certain Persons in the Arrangement ” and “Principal Legal Matters – Minority Approval” . 9. Q: What happens if the Arrangement is not completed? A: If the Arrangement is not completed for any reason, Shareholders will not receive payment for any of their Shares, the Company will remain a reporting issuer in each of the provinces of Canada, the registration of Shares under the Exchange Act will not be terminated and the Shares will continue to be listed and traded on the TSX and NASDAQ . If applicable, the Depositary will return any certificates deposited with the Depositary to the applicable Shareholder or, in the case of delivery by book - entry transfer, credit the Shares to the applicable account . If the Arrangement Agreement is terminated prior to consummation of the Arrangement, the Company will be required, in certain circumstances, to pay the Purchaser a $ 8 . 9 million Termination Fee . For more information, see “ The Arrangement Agreement – Summary of the Arrangement Agreement – Termination of the Arrangement Agreement”, “The Arrangement Agreement – Summary of the Arrangement Agreement – Termination Fee” and “Risk Factors ” . 10. Q: Was a Special Committee formed to examine the Arrangement? A: Yes . On March 15 , 2019 , the Board resolved to form a special committee of independent directors (comprised of Douglas S . Alexander (Chair), Sara Elford, David C . Ferguson and Don Lowry) to, among other things, supervise, review, and consider proposals from third parties to pursue a transaction that might involve the acquisition of the Company and strategic alternative transactions, carry out and supervise any negotiations regarding a proposed transaction, make recommendations to the Board related thereto and, if necessary, supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61 - 101 . For more information, see “ Background to the Arrangement ” . 11. Q: What was the recommendation of the Special Committee? A: The Special Committee, after consideration of, among other things, the Houlihan Lokey Fairness Opinion, the Origin Valuation and Fairness Opinion, advice from legal and financial advisors and the terms and conditions set forth in the Arrangement Agreement, unanimously determined that the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) is fair, from a financial point of view, to such Shareholders and that the Arrangement is in the best interests of the Company . Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement and recommend that Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution at the Meeting . For more information, see “ Background to the Arrangement – Recommendation of the Special Committee” and “Background to the Arrangement – Reasons for the Recommendation ” . 12. Q: What was the recommendation of the Board and how does the Board recommend I vote? A: After consultation with its legal and financial advisors and its receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, the Board (excluding Mr . Pierre - Etienne Franc) has unanimously determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . Accordingly, the Board (excluding Mr . Pierre - Etienne Franc) unanimously approved the Arrangement and unanimously

- 7 - recommends that Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution at the Meeting . Mr . Pierre - Etienne Franc, who is an officer of Hydrogen Company and a director of the Company appointed by Hydrogen Company, recused himself from consideration of and voting on the Arrangement . For more information, see “ Background to the Arrangement – Recommendation of the Special Committee”, “Background to the Arrangement – Recommendation of the Board ” and “ Background to the Arrangement – Reasons for the Recommendation ” . 13. Q: What were the Special Committee’s and Board’s reasons for recommending the Arrangement? A: The Special Committee and the Board carefully considered the Arrangement and received the benefit of advice from financial and legal advisors . The Special Committee and the Board identified a number of factors in respect of their recommendations to vote FOR the Arrangement Resolution, which include, but are not limited to : (a) the Board received a Formal Valuation from Origin that the fair market value of the Shares, as of June 28 , 2019 , was in the range of $ 12 . 41 to $ 16 . 36 per Share and opinions from each of Origin and Houlihan Lokey to the effect that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of an opinion from each of Origin and Houlihan, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders ; (b) the Consideration is within the range of values set out in the Origin Valuation and Fairness Opinion and represents a premium to the 30 - day and 90 - day volume - weighted average price of the Shares on NASDAQ ; (c) the all - cash $ 15 . 00 price per Share provides Shareholders with certainty of value for their Shares as well as immediate liquidity ; (d) the conclusion that after a thorough review and the receipt of financial advice from two highly qualified financial advisors, the Consideration offered to Shareholders under the Arrangement is more favourable to such Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Company ; (e) the Arrangement is the result of a rigorous negotiation process that was undertaken at arm’s length with the oversight and participation of the Special Committee and the Board and their financial and legal advisors ; (f) the Special Committee, which oversaw and directed the negotiation of the Arrangement, is comprised entirely of independent directors ; (g) the Arrangement is subject to limited conditions and not subject to any regulatory, due diligence or financing conditions ; and (h) Cummins is an attractive counterparty with which to transact and the Arrangement is expected to benefit the Company and its stakeholders ; (i) Hydrogen Company, all directors and certain officers of the Company have entered into voting support agreements agreeing, among other things, to vote their Shares in favour of the Arrangement . In making their recommendations, the Special Committee and the Board also considered the procedural fairness afforded to Shareholders (other than Hydrogen Company and its affiliates) by the arrangement process and a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement . The Special Committee and the Board (excluding Mr . Pierre - Etienne Franc), after careful consideration and having received advice from its financial and legal advisors and the Fairness Opinions, unanimously concluded that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . For more information, see “ Background to the Arrangement – Reasons for the Recommendation ” and “ Risk Factors ” . 14. Q: Was there a fairness opinion prepared in relation to the Arrangement? A: Yes . Houlihan Lokey and Origin each prepared a fairness opinion for the Special Committee and the Board . Each of Houlihan Lokey and Origin became entitled to a fixed fee upon delivery of their respective fairness opinions . Each fairness opinion concluded that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . Origin also prepared a Formal Valuation which concluded that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such valuation, the fair market value of the

- 8 - Shares was in the range of $12.41 and $16.36 per Share. For more information, see “ Background to the Arrangement – Houlihan Lokey Fairness Opinion ” and “ Background to the Arrangement – Origin Valuation and Fairness Opinion ”. 15. Q: What is the vote requirement to pass the Arrangement Resolution? A: The Arrangement Resolution must be approved by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to MI 61 - 101 , which, in this case, consists of the Shares held by Hydrogen Company, Daryl Wilson (the Company’s Chief Executive Officer) and Joseph Cargnelli (the Company’s Chief Technology Officer) . For more information, see “ The Arrangement – Required Shareholder Approval ” . 16. Q: Have any Shareholders committed to voting for the Arrangement? A: Hydrogen Company, each of the directors and certain officers of the Company who beneficially own or exercise control or direction over Shares, representing in the aggregate approximately 19 . 6 % of the issued and outstanding Shares, have entered into voting support agreements with the Purchaser and Cummins in support of the Arrangement and intend to vote their Shares FOR the Arrangement Resolution approving the Arrangement . 17. Q: What other approvals are required for the Arrangement? A: In addition to Shareholder Approval, the Arrangement requires court approval (via the Interim Order and the Final Order) . For more information, see “ Principal Legal Matters – Court Approval Process ” and “ The Arrangement Agreement – Summary of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective ” . The Arrangement is not conditional upon receiving any regulatory approvals or third - party consents . 18. Q: Are there risks I should consider in deciding whether or not to vote for the Arrangement Resolution? A: Yes. There are a number of risks you should consider in connection with the Arrangement, which are described in this Circular under the heading “ Risk Factors ”. 19. Q: Who is soliciting my proxy? A: Management of the Company is soliciting your proxy with respect to matters to be considered at the Meeting . In addition, the Company has retained the services of Innisfree M&A Incorporated to solicit proxies . The Purchaser has agreed to pay the proxy solicitation agent a fee of $ 40 , 000 and to reimburse it for customary expenses . All other costs of soliciting proxies will be borne by the Company . The solicitation of proxies will primarily be by mail, but proxies may also be solicited by telephone, fax, via the internet or personally by the directors, officers, employees or agents of the Company . In the case of Beneficial Shareholders, the Company will provide proxy materials to CDS and request that such materials be forwarded to intermediaries, such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee, and request that such materials are, in turn, promptly forwarded on to the Beneficial Shareholders . Shareholders with questions about the procedures for voting can contact Innisfree M&A Incorporated, our proxy solicitation agent, by telephone at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) .

- 9 - 20. Q: Will I be able to vote if the ownership of my Shares has been transferred after the Record Date? A: No. Only Shareholders that were also Shareholders on the Record Date, which was July 15, 2019 are entitled to vote at the Meeting. 21. Q: Am I a Registered Shareholder or a Beneficial Shareholder? A: You are a Registered Shareholder if your Shares are held directly in your name in the form of a physical Share certificate . You are a Beneficial Shareholder if you beneficially own Shares held in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee . For example, you are a Beneficial Shareholder if you hold your Shares in a brokerage account of any type . Most Shareholders are Beneficial Shareholders 22. Q: How can I vote if I am a Registered Shareholder? A: If you are a Registered Shareholder, you may vote in person at the Meeting . Alternatively, if you would prefer not to attend the Meeting in person, you can exercise your right to vote via the internet, fax or telephone or by completing, signing, dating and returning the form of proxy in accordance with the directions on the form . You can complete, sign and return the form of proxy in a number of ways : (a) use the internet at www . astvotemyproxy . com ; (b) email to proxyvote@astfinancial . com ; (c) call toll - free to 1 - 888 - 489 - 5760 ; (d) fax to 1 - 866 - 781 - 3111 or 416 - 368 - 2502 ; (e) mail to AST Trust Company (Canada) Attn : Proxy Department, P . O . Box 721 , Agincourt, Ontario, M 1 S 0 A 1 or (f) deliver in person to AST Trust Company (Canada), 1 Toronto Street, Suite 1200 , Toronto, Ontario M 5 C 2 V 6 . However you choose to vote, your vote must be received by 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . The deadline for receiving the proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice . 23. Q: How can I vote if I am a Beneficial Shareholder? A: If you are a Beneficial Shareholder, you will receive a VIF for the number of Shares that you hold . For your Shares to be voted, you must follow the instructions on the VIF that is provided to you . You can complete the VIF by : (a) calling the phone number listed thereon ; (b) signing dating and mailing the completed VIF in the envelope provided ; or (c) using the internet at www . proxyvote . com . Additionally, the Company may utilize Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting their Shares . Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non - objecting beneficial owners) may be contacted by Innisfree M&A Incorporated to conveniently obtain a vote directly over the telephone . If, as a Beneficial Shareholder, you choose to vote in person at the Meeting (or have another person attend and vote on your behalf) : (a) insert your own name (or such other person’s name) in the space provided or mark the appropriate box on the VIF to appoint yourself (or such other person) as the proxyholder ; and (b) return the VIF by mail or as otherwise permitted by your intermediary . No other part of the form should be completed . In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting . 24. Q: Who votes my Shares and how will they be voted if I return a form of proxy or a VIF? A: Each person named in the form of proxy or VIF to represent the Shareholders at the Meeting is a director and/or officer of the Company . However, you can appoint someone else to represent you at the Meeting . The person you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast . If you wish to appoint a person other than those whose

- 10 - names that appear on the proxy or VIF, then insert the name of your chosen proxyholder in the space provided on the form of proxy or VIF. The securities represented by the proxy or VIF will be voted in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, such securities will be voted accordingly . The enclosed form of proxy or VIF also gives authority to the persons named on it to use their discretion in voting on amendments or variations to the matters identified in this Circular, or other matters that may properly come before the Meeting . If you appoint the director and/or officer representatives as your proxyholders as designated in the enclosed form of proxy or VIF, unless otherwise specified, your Shares will be voted at the Meeting FOR the approval of the Arrangement Resolution as described in this Circular . 25. Q: Can I revoke a form of proxy or a VIF? A: Yes . A Registered Shareholder who has given a proxy may revoke the proxy by : (a) completing, dating and signing a form of proxy bearing a later date and depositing it with AST Trust Company (Canada) ; (b) depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing, to the attention of the Chief Financial Officer of the Company, at the registered office of the Company at any time up to 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding days other than Business Days) prior to the adjourned or postponed Meeting ; (c) in person with the Chair of the Meeting prior to the commencement of the Meeting ; or (d) in any other manner permitted by Law . If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions . 26. Q: Do I have Dissent Rights? A: The Interim Order expressly provides Registered Shareholders, as of the Record Date, with the right to dissent from the Arrangement Resolution as provided in the Plan of Arrangement . A Registered Shareholder who wishes to dissent must, among other things, provide a dissent notice to the Company c/o Torys LLP, 79 Wellington Street West, 30 th Floor, Box 270 , TD South Tower, Toronto, Ontario M 5 K 1 N 2 , Attention : Andrew Gray or by facsimile ( 416 - 865 - 7380 ) or by e - mail at : agray@torys . com, no later than 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, no later than 5 : 00 p . m . (Toronto time) on the day that is two Business Days immediately preceding the adjourned or postponed Meeting . Strict adherence to the procedures set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is required in order to validly dissent and failure to do so may result in the loss of all Dissent Rights . There can be no assurance that a dissenting holder of Shares will receive consideration for his or her Shares of equal value to the consideration that such dissenting holder of Shares would have received under the Arrangement . A vote against the Arrangement Resolution will not constitute a dissent notice and the revocation of a proxy will not constitute a dissent notice . In addition to any other restrictions in the Articles of Arrangement as applicable under the Interim Order, any Shareholder who has voted in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights . Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to dissent . Accordingly, a Beneficial Shareholder desiring to exercise his, her or its right to dissent must make arrangements for the Registered Shareholder of his, her or its Shares to dissent on his, her or its behalf . See “ Dissent Rights ” . 27. Q: What if I have other questions? A: Shareholders who have questions about deciding how to vote or who have additional questions about this Circular or the matters described in this Circular should contact their professional

- 11 - advisors . Shareholders who have additional questions about the procedures for voting can contact Innisfree M&A Incorporated, our proxy solicitation agent, by telephone at 1 - 877 - 800 - 5190 (toll - free for shareholders) or 1 - 212 - 750 - 5833 (collect for banks and brokers) .

SUMMARY This summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in the Notice of Special Meeting and this Circular, including the appendices hereto which are incorporated into and form part of this Circular . Terms with initial capital letters in this summary are defined in the glossary in Appendix “A” of this Circular . The Arrangement The Company entered into the Arrangement Agreement with Cummins and the Purchaser on June 28 , 2019 . The Arrangement Agreement includes a Plan of Arrangement that sets forth the terms of the Arrangement . A copy of the Arrangement Agreement is attached as Appendix “E” . If the Arrangement is successfully completed, the Purchaser will acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . See “ The Arrangement Agreement . ” The Meeting and Record Date The Meeting will be held on August 29 , 2019 at 10 : 00 a . m . (Toronto time) at the offices of the Company at 220 Admiral Boulevard, Mississauga, Ontario, Canada L 5 T 2 N 6 . The Board has fixed the close of business (Toronto time) on July 15 , 2019 as the Record Date for the purpose of determining Shareholders entitled to receive the Notice of Special Meeting and to vote at the Meeting . See “ General Proxy Matters – Record Date ” . Purpose of the Meeting The purpose of the Meeting will be (a) to consider, pursuant to the Interim Order, and to vote on, with or without variation, the Arrangement Resolution, and (b) to transact such other business as may properly be brought before the Meeting . The Board (excluding Mr . Pierre - Etienne Franc) unanimously recommends that Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution . Background to the Arrangement The Arrangement Agreement is the result of extensive arm’s length negotiations conducted between representatives of the Company and Cummins and their respective legal and financial advisors . For a summary of material events that preceded the execution of the Arrangement Agreement, see “ Background to the Arrangement ” . Fairness Opinions and Formal Valuation Houlihan Lokey and Origin each delivered its opinion to the Special Committee and the Board to the effect that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . The Houlihan Lokey Fairness Opinion and Origin Valuation and Fairness Opinion do not constitute recommendations to Shareholders as to how such Shareholders should vote or act with respect to any matters related to the Arrangement Resolution . Origin was retained by the Company to provide the Formal Valuation in accordance with the requirements of MI 61 - 101 . On June 28 , 2019 , Origin verbally advised the Special Committee and the Board (and subsequently confirmed in writing) that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such valuation, the fair market value of the Shares as of such date was in the range of $ 12 . 41 to $ 16 . 36 per Share . - 12 -

See “ Background to the Arrangement – Houlihan Lokey Fairness Opinion ” and “ Background to the Arrangement – Origin Valuation and Fairness Opinion ” and the complete texts of the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, which are attached as Appendix “G” and Appendix “H”, respectively, to this Circular . Recommendation of the Special Committee The Special Committee appointed by the Board was formed to, among other things, supervise, review, evaluate and negotiate the terms of the Arrangement, make recommendations to the Board in respect of the Arrangement and, if necessary, supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61 - 101 . After consideration of, among other things, the conclusions of Origin as to the fair market value of the Shares, the Houlihan Lokey Fairness Opinion, the Origin Valuation and Fairness Opinion, the advice of the Company’s legal and financial advisors and the terms and conditions set forth in the Arrangement Agreement, as well as a review of other matters, including the matters discussed under the heading “ Background to the Arrangement – Reasons for the Recommendation ”, the Special Committee unanimously recommended that the Board approve the Arrangement and recommend to Shareholders (other than Hydrogen Company and its affiliates) that they vote in favour of the Arrangement . See “ Background to the Arrangement – Recommendation of the Special Committee ” and “ Background to the Arrangement – Origin Valuation and Fairness Opinion ” . Recommendation of the Board The Board (excluding Mr . Pierre - Etienne Franc), after consultation with its legal and financial advisors and its receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, as well as a review of other matters, including the terms and conditions set forth in the Arrangement Agreement and the matters discussed under the heading “ Background to the Arrangement – Reasons for the Recommendation ”, unanimously determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . Accordingly, the Board (excluding Mr . Pierre - Etienne Franc) unanimously recommends that the Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution approving the Arrangement . As Mr . Pierre - Etienne Franc is an officer of Hydrogen Company and a director of the Company appointed by Hydrogen Company, he recused himself from consideration of and voting on the Arrangement . See “ Background to the Arrangement – Recommendation of the Board ” . Reasons for the Recommendation In making its recommendation, each of the Special Committee and the Board carefully considered the Arrangement and consulted with and received advice from its financial and legal advisors . The Special Committee reviewed a significant amount of information and considered a number of factors in making its recommendation to the Board that it approves the Arrangement and the Arrangement Agreement and that it recommends to Shareholders (other than Hydrogen Company and its affiliates) that they vote FOR the Arrangement Resolution . The Board similarly reviewed a significant amount of information and considered a number of factors in making its recommendation to Shareholders (other than Hydrogen Company and its affiliates) to vote FOR the Arrangement Resolution approving the Arrangement . Neither the Special Committee nor the Board attempted to assign relative weights to the various factors they considered . In addition, individual members of the Special Committee and the Board may have given different weights to different factors . The following discussion of the information and factors considered and evaluated by the Special Committee and the Board is not intended to be exhaustive of all factors considered and evaluated by the Special Committee and the Board . The conclusions and recommendations of the Special Committee and the Board were made after considering the totality of the information and factors considered . In reaching its determination the Special Committee and the Board considered, among other things :  Origin Valuation and Fairness Opinion . The verbal Origin Valuation and Fairness Opinion delivered to the Special Committee and the Board (subsequently confirmed in writing), which concluded that, as at June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such valuation and opinion, (i) the fair market value of the Shares is in - 13 -

the range of $ 12 . 41 and $ 16 . 36 per Share and (ii) the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders .  Houlihan Lokey Fairness Opinion . The verbal Houlihan Lokey Fairness Opinion delivered to the Special Committee and the Board (subsequently confirmed in writing), which concluded that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . The Special Committee and the Board also considered the fact that a substantial portion of Houlihan Lokey’s fees are contingent upon the consummation of the Arrangement which the Special Committee and the Board considered to be a reasonably customary compensation structure for financial advisors in similar transactions and concluded that Houlihan Lokey’s fee arrangement would not impair Houlihan Lokey’s ability to provide objective advice .  Pricing Terms . The Consideration to be paid pursuant to the Arrangement for each Share : (i) is within the range of values set out in the Origin Valuation and Fairness Opinion, and (ii) represents a premium of approximately 21 . 6 % to the 30 - day volume - weighted average price of the Shares on NASDAQ and a 38 . 8 % to the 90 - day volume - weighted average price of the Shares on NASDAQ for the period ending June 27 , 2018 .  Cash Consideration . The Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) will be payable entirely in cash which provides such Shareholders with certainty of value and immediate liquidity and is not subject to market fluctuations .  Company’s Prospects . The Special Committee and the Board concluded, after a thorough review and after receipt of financial advice from two highly qualified financial advisors, that the cash Consideration offered to Shareholders (other than Hydrogen Company and its affiliates) under the Arrangement is more favourable to such Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Company, including (i) remaining a publicly traded company and continuing to pursue the Company’s strategic plan on a stand - alone basis, or (ii) exploring the possibility of other strategic transactions, in each case, taking into consideration the potential rewards, risks and uncertainties associated with those other alternatives, the Company’s current and historical financial condition and results of operations .  Arm’s length negotiation . The terms and conditions of the Arrangement and the Arrangement Agreement is the result of a rigorous negotiation process that was undertaken at arm’s length with the oversight and participation of the Special Committee and the Company’s financial and legal advisors . After lengthy negotiations with Cummins, the Special Committee and the Board, after considering advice from their financial advisors, concluded that $ 15 . 00 per Share, which represents an increase of 66 . 6 % from the high - end of the price range included in the first unsolicited proposal made by Cummins in December, 2018 and an increase of over 15 % from the price proposed by Cummins on June 25 , 2019 , is the highest price that the Purchaser was willing to pay to acquire the Company .  Special Committee oversight . The negotiation of the Arrangement was overseen and directed by the Special Committee, which is comprised entirely of independent directors . The Special Committee and the Board were advised by highly qualified financial and legal advisors . The Arrangement was unanimously recommended to the Board by the Special Committee .  Reasonable likelihood of completion . Cummins’ obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to any regulatory, due diligence or financing conditions .  Identity of Cummins . The Special Committee and the Board believes that Cummins is an attractive counterparty with which to transact and that the Arrangement is otherwise expected to benefit the Company and its stakeholders, including the Company’s employees, based upon the Purchaser’s plans and intentions . The Purchaser’s obligations under the Arrangement Agreement are unconditionally guaranteed by Cummins . - 14 -

 Voting Support Agreements . Hydrogen Company, which holds 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares, has entered into a voting support agreement with the Purchaser and Cummins to vote in favour of the Arrangement . All directors and certain officers of the Company who beneficially own or exercise control or direction over Shares, who as of the date hereof collectively hold approximately 1 % of the issued and outstanding Shares, have also entered into voting support agreements with the Purchaser and Cummins to vote in favour of the Arrangement . See “ The Arrangement – Voting Support Agreements ” .  Hydrogen Company and Cummins’ arrangement . The Arrangement is being completed jointly with Hydrogen Company, which holds 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares, pursuant to the Funding and Investment Agreement . The arrangement between Cummins and Hydrogen Company is expected to benefit the Company and its stakeholders . The Special Committee and the Board also considered the procedural fairness afforded by the Arrangement process and a number of potential risks and potential negative factors relating to the Arrangement . See “ Background to the Arrangement – Reasons for the Recommendation ” . The Board’s reasons contain forward - looking information and are subject to various risks and assumptions . See “ Hydrogenics Corporation Management Information Circular - Caution Regarding Forward - Looking Statements and Information ” and “ Risk Factors ” . Effect of the Arrangement on Shareholders Pursuant to the Plan of Arrangement, the Purchaser will, among other things, acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . Upon closing of the Arrangement, the Purchaser will become the sole Shareholder of the Company . Assuming that no Registered Shareholder (as of the Record Date) validly exercises its Dissent Rights, the aggregate Consideration that will be payable under the Arrangement is approximately $ 232 million . See “ The Arrangement – Treatment of Company Securities – Shares ”. Information Concerning the Company The Company was incorporated on June 10 , 2009 under the CBCA under the name “ 7188501 Canada Inc . ” The Company changed its name to “Hydrogenics Corporation” on October 27 , 2009 . The Company was created to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen . As of the date hereof, the Company maintains operations in Belgium, Canada and Germany with a satellite office in the United States and branch offices in Russia and Malaysia . The Shares are listed and publicly traded on the TSX and NASDAQ under the symbols “HYG” and “HYGS”, respectively . The registered and head office of the Company is located at 220 Admiral Boulevard, Mississauga, Ontario L 5 T 2 N 6 . See “ Information Concerning the Company ”. Information Concerning the Purchaser and Cummins The Purchaser is Atlantis AcquisitionCo Canada Corporation, a corporation incorporated on June 28 , 2019 under the laws of the Province of Ontario . The Purchaser is an indirect wholly - owned subsidiary of Cummins and was established for the sole purpose of acquiring the Company . Established in 1919 , Cummins Inc . , is a corporation existing under the laws of the State of Indiana . Cummins, a global power leader, is a corporation of complementary business units that design, manufacture, distribute and service a broad portfolio of power solutions . Cummins serves customers in approximately 190 countries and territories through a network of approximately 600 company - owned and independent distributor locations and over 7 , 600 dealer locations and earned about $ 2 . 1 billion on sales of $ 23 . 8 billion in 2018 . The registered and head office of Cummins is located at 500 Jackson Street, Columbus, Indiana 47201, United States. - 15 -

See “ Information Concerning the Purchaser and Cummins ” . Conditions to the Arrangement As more fully described in this Circular and the Arrangement Agreement, the completion of the Arrangement depends on a number of conditions being satisfied or waived, including, among others : (a) the Final Order being obtained ; (b) the Arrangement Resolution having been approved and adopted by Shareholders ; and (c) the satisfaction or, where permitted, waiver of other customary closing conditions of the Arrangement . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective ” . Risk Factors The Arrangement is subject to a number of risks . Shareholders should carefully consider the risks and uncertainties together with all the other information set out in, or incorporated by reference into, this Circular prior to making a decision as to how to vote their Shares . Risks and uncertainties relating to the Arrangement are described under “ Risk Factors ” . Description of the Arrangement Upon the Arrangement becoming effective, the steps set out in the Plan of Arrangement will occur in the order set out in the Plan of Arrangement without any further act or formality . None of the steps in the Plan of Arrangement will occur unless all of the steps in the Plan of Arrangement occur . Pursuant to the Plan of Arrangement, the Purchaser will, among other things, acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . Upon closing of the Arrangement, the Purchaser will become the sole Shareholder of the Company . In addition, each outstanding Company Option (whether vested or unvested) will be disposed of and surrendered by the holder thereof to the Company without any act or formality on its part in exchange for a cash payment by the Company equal to the amount (if any) by which (A) the product of the number of Shares underlying such Company Option and the Consideration exceeds (B) the aggregate exercise price payable under such Company Option by the holder to acquire the Shares underlying such Company Option, less applicable withholdings . Furthermore, each DSU, PSU and RSU (whether vested or unvested) will be disposed of and surrendered by the holder thereof to the Company without any act or formality on its part to the Company in exchange for a cash payment by the Company equal to the Consideration, less any applicable withholdings . The foregoing description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix “F” to this Circular . See “ The Arrangement – Arrangement Mechanics ” and Appendix “F” to this Circular . Arrangement Agreement The Arrangement Agreement was signed on June 28 , 2019 and provides the terms and conditions pursuant to which the Arrangement is to be completed . The Arrangement Agreement is attached as Appendix “E” . See “ The Arrangement Agreement ” . Termination Fee In certain circumstances upon the termination of the Arrangement Agreement, the Company will be required to pay the Termination Fee, equal to $ 8 . 9 million, to the Purchaser . - 16 -

See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Termination Fee and Expenses ” . Court Approval The Plan of Arrangement requires Court approval . Prior to the mailing of this Circular, the Interim Order was obtained from the Court . The Interim Order and Notice of Application for the Final Order are attached as Appendix “C” and “D”, respectively, to this Circular . The Interim Order, among other things, provides for the calling and holding of the Meeting and other procedural matters . The Interim Order does not constitute approval of the Plan of Arrangement or the contents of this Circular by the Court . Subject to the terms of the Plan of Arrangement and the Interim Order, if the Arrangement Resolution is approved by Shareholders at the Meeting, the Company will apply to the court to obtain the Final Order . The hearing in respect of the Final Order is scheduled to take place at the Court located at 330 University Avenue, Toronto, Ontario M 5 G 1 R 7 on September 3 , 2019 at 10 : 00 a . m . (Toronto time) . Under the terms of the Interim Order, each Shareholder, each director, the auditors of the Company and any other interested person granted standing by the Court will have the right to appear and make submissions at the hearing of the application for the Final Order . Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving upon the Company at the address set out below, no less than four Business Days before the hearing of the application for the Final Order, a notice of appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application hearing . The notice of appearance and supporting materials must be delivered, within the time specified, to the Company at the following address : c/o Torys LLP, 79 Wellington Street West, 30 th Floor, Box 270 , TD South Tower, Toronto, Ontario M 5 K 1 N 2 , Attention : Andrew Gray . Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements . The authority of the Court is very broad . The Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the Plan of Arrangement . The Court will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to the Shareholders . The Court may approve the Plan of Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit . Any amendment made by the Court to the Plan of Arrangement is only effective if it is agreed to by each of the Company and the Purchaser, each acting reasonably . See “ Principal Legal Matters – Court Approval Process ” . Shareholder Approval The Arrangement Resolution must be passed by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to MI 61 - 101 , which, in this case, consists of the Shares held by Hydrogen Company, Daryl Wilson (the Company’s Chief Executive Officer) and Joseph Cargnelli (the Company’s Chief Technology Officer) . See “ The Arrangement – Required Shareholder Approval ” . Stock Exchange Delisting and Reporting Issuer Status The Shares are expected to be delisted from the TSX and NASDAQ as soon as practicable following completion of the Arrangement . Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the registration of Shares under the Exchange Act will be terminated . Dissent Rights The Interim Order provides Registered Shareholders (as of the Record Date) with the right to dissent from the Arrangement Resolution in accordance with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order . A Registered Shareholder who wishes to dissent must provide a dissent notice to - 17 -

the Company c/o Torys LLP, 79 Wellington Street West, 30 th Floor, Box 270 , TD South Tower, Toronto, Ontario M 5 K 1 N 2 , Attention : Andrew Gray or by facsimile ( 416 - 865 - 7380 ) or by e - mail at : agray@torys . com , no later than 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, no later than 5 : 00 p . m . (Toronto time) on the day that is two Business Days immediately preceding the adjourned or postponed Meeting . Strict adherence to the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is required in order to validly dissent and failure to do so may result in the loss of all Dissent Rights . Accordingly, each Registered Shareholder, as of the Record Date, who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, which are set forth in Appendices “F”, “C” and “I”, respectively, and consult such holder’s legal advisor . See “ Dissent Rights ” . Procedure for Receiving Consideration The Arrangement Agreement contemplates that following receipt of the Final Order and immediately prior to the filing by the Company of the Articles of Arrangement, the Purchaser will provide the Depositary with sufficient funds to allow the Company to pay the Consideration for all of the Shares to be acquired by the Purchaser (other than Hydrogen Company and its affiliates) in accordance with the Plan of Arrangement . The funds will be held by the Depositary in trust for Shareholders on terms and conditions satisfactory to the Company, the Depositary and the Purchaser, each acting reasonably . The Purchaser will also loan sufficient funds to the Company to allow the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled in accordance with the Plan of Arrangement . The Depositary will act as the agent of persons who have deposited Shares pursuant to the Arrangement for the purpose of receiving payment from the Company in accordance with the Plan of Arrangement, and transmitting payment from the Company in accordance with the Plan of Arrangement, to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares . Registered Shareholders who deposit a properly completed and duly executed Letter of Transmittal, together with accompanying certificates representing their Shares, or the necessary confirmation of a book - entry transfer, will be forwarded the Consideration to which they are entitled under the Arrangement, with such surrendered certificates being cancelled . Registered Shareholders who do not forward to the Depositary a properly completed and duly executed Letter of Transmittal, together with the certificates representing their Shares, or the necessary confirmation of a book - entry transfer, and the other relevant documents, will not receive the Consideration to which they are otherwise entitled until deposit thereof is made, provided that if such deposit is not made on or prior to the second ( 2 nd ) anniversary of the Effective Date, such Registered Shareholder shall be deemed to have forfeited to the Purchaser such Shares . Whether or not Registered Shareholders forward their certificates upon the completion of the Arrangement on the Effective Date, Registered Shareholders will cease to be holders of Shares as of the Effective Date and certificates representing Shares shall represent only (a) the right to receive the Consideration that the former Shareholder is entitled to in accordance with the terms of the Arrangement until the second ( 2 nd ) anniversary of the Effective Date or (b) in the case of Registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Shares in accordance with provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order . Once a former Registered Shareholder who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Consideration in accordance with the Arrangement and after receipt of all required documents, the Depositary shall cause individual cheques to be : (a) forwarded by first class mail, postage pre - paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Registered Shareholder in the register of Shareholders maintained by or on behalf of the Company ; or (b) if requested by such Registered Shareholder, made available or caused to be made available at the Depositary for pick up by such Registered Shareholder . The Depositary will contact each Registered Shareholder that is entitled to receive aggregate Consideration of C $ 25 million or greater for purposes of obtaining account details as each such Registered Shareholder’s payment of Consideration will be made by wire transfer . All amounts receivable by the Shareholders pursuant to the Arrangement shall be without interest . - 18 -

See “ Procedure for the Delivery of Securities and Payment of Consideration – Payment of Consideration ”. Timing of Completion of the Arrangement Subject to obtaining Court approval and the satisfaction or, where permitted, waiver of all other conditions specified in the Arrangement Agreement, if Shareholders approve the Arrangement Resolution, it is expected that closing will be completed during the third quarter of 2019 . Certain Canadian Federal and United States Federal Income Tax Considerations This Circular contains a summary of certain Canadian federal and United States federal income tax considerations generally applicable to certain Shareholders who, pursuant to the Arrangement, ultimately dispose of one or more Shares to the Purchaser for cash . See “ Certain Canadian Federal Income Tax Considerations ” and “ Certain United States Federal Income Tax Considerations ” . Such summaries are not intended to be, nor should such summaries be construed as, legal or tax advice to any particular Shareholder . Shareholders should consult their own tax advisors about the applicable Canadian federal, provincial and local tax, United States federal, state and local tax, and other foreign tax, consequences to them of the Arrangement . Interests of Certain Persons in the Arrangement Certain persons may have interests in the Arrangement that may be different from the interests of other Shareholders . Members of the Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement, and in recommending to Shareholders (other than Hydrogen Company and its affiliates) that they vote FOR the Arrangement Resolution . See “ Interests of Certain Persons in the Arrangement ” . - 19 -

- 20 - GENERAL PROXY MATTERS Solicitation of Proxies This Circular is furnished in connection with the solicitation of proxies by the Company’s management for use at the Meeting . The solicitation of proxies will primarily be by mail but proxies may also be solicited by telephone, fax, via the internet or personally by the directors, officers, employees or agents of the Company . In addition, the Company has retained the services of Innisfree M&A Incorporated to solicit proxies for a fee of $ 40 , 000 plus reimbursement of customary expenses (which will be paid by the Purchaser) and has agreed to indemnify Innisfree M&A Incorporated against certain liabilities arising out of or in connection with such engagement . All other costs of soliciting proxies will be borne by the Company . The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for any reasonable expenses incurred in sending proxy material to beneficial owners of Shares and requesting authority to execute proxies . Record Date The Board has fixed the close of business (Toronto time) on July 15 , 2019 as the Record Date for the purpose of determining Shareholders entitled to receive the Notice of Special Meeting and to vote at the Meeting . Each Shareholder is entitled to one vote for each Share held and shown as registered in such holder’s name on the list of Shareholders prepared as of the close of business (Toronto time) on the Record Date . Registered Shareholders You are a Registered Shareholder if your Shares are held directly in your name in the form of a physical Share certificate . If you are a Registered Shareholder, you may vote in person at the Meeting . Even if you plan to attend the Meeting, it is recommended that you submit your proxy in advance of the Meeting, as described below, so that your vote will be counted if you later decide not to attend the Meeting . Alternatively, if you would prefer not to attend the Meeting in person, you can exercise your right to vote via the internet, fax or telephone or by completing, dating, signing and returning the form of proxy in accordance with the directions on the form . You can complete and return the form of proxy in a number of ways : (a) use the internet at www . astvotemyproxy . com ; (b) email to proxyvote@astfinancial . com ; (c) call toll - free to 1 - 888 - 489 - 5760 ; (d) fax to 1 - 866 - 781 - 3111 or 416 - 368 - 2502 ; (e) mail to AST Trust Company (Canada) Attn : Proxy Department, P . O . Box 721 , Agincourt, Ontario, M 1 S 0 A 1 ; or (f) deliver in person to AST Trust Company (Canada), 1 Toronto Street, Suite 1200 , Toronto, Ontario M 5 C 2 V 6 . However you choose to vote, your vote must be received by 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . Please vote your proxy in sufficient time to be received by AST Trust Company (Canada) prior to the proxy deposit deadline of August 27 , 2019 at 5 : 00 p . m . The deadline for receiving proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice . Registered Shareholders must also complete and return the Letter of Transmittal enclosed with this Circular, together with the certificates or the necessary documentation confirming of a book - entry transfer, representing their Shares, as applicable, to AST Trust Company (Canada) at the address specified in the Letter of Transmittal . The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully . It is recommended that Registered Shareholders complete, sign and return the Letter of Transmittal and certificates or the necessary documentation confirming of a book - entry transfer representing their Shares, as applicable, to the Depositary as soon as possible . Beneficial Shareholders Most Shareholders are Beneficial Shareholders . You are a Beneficial Shareholder if you beneficially own Shares that are held in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee . For example, you are a Beneficial Shareholder if you hold your Shares in a brokerage account of any type . Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders . Every intermediary has its own mailing procedures and provides its own return instructions to clients . The form of proxy or VIF supplied to you by your intermediary will be similar to the proxy provided to Registered Shareholders by the Company . However, its purpose is limited to instructing the

- 21 - intermediary on how to vote your Shares on your behalf . Most intermediaries delegate responsibility for obtaining instructions from clients to Broadridge . Broadridge mails a VIF in lieu of a form of proxy provided by the Company . For your Shares to be voted, you must follow the instructions on the VIF that is provided to you . You can complete the VIF by : (a) calling the phone number listed thereon ; (b) completing, signing, dating and mailing the VIF ; or (c) using the internet at www . proxyvote . com . Shareholders who have questions about deciding how to vote or who have additional questions about this Circular or the matters described in this Circular, please contact your professional advisors . Additionally, the Company may utilize Broadridge’s QuickVote™ service to assist Beneficial Shareholders with voting their Shares . Certain Beneficial Shareholders who have not objected to the Company knowing who they are (non - objecting beneficial owners) may be contacted by Innisfree M&A Incorporated to conveniently obtain a vote directly over the telephone . If, as a Beneficial Shareholder, you choose to vote in person at the Meeting (or have another person attend and vote on your behalf) : (a) insert your own name (or such other person’s name) in the space provided or mark the appropriate box on the VIF to appoint yourself (or such other person) as the proxyholder ; and (b) return the VIF in the postage paid envelope provided or as otherwise permitted by your intermediary . No other part of the form should be completed . Beneficial Shareholders may not vote directly at the Meeting using the voting instruction form provided . They must carefully follow the instructions provided by their financial intermediary to vote in person at the Meeting . In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the Meeting . In some cases, Beneficial Shareholders may be given a form of proxy which has already been signed by the intermediary (typically by a facsimile or stamped signature) which is restricted as to the number of Shares beneficially owned but which is otherwise uncompleted . The form of proxy need not be signed by the holder . In this case, the beneficial owner who wishes to submit a form of proxy must properly complete the form of proxy and deposit it with AST Trust Company (Canada) as described above under “ General Proxy Matters – Registered Shareholders ” . Beneficial Shareholders should carefully follow the instructions set out in the enclosed VIF and return their voting instructions as specified in the VIF . Beneficial Shareholders will not receive a Letter of Transmittal . Voting of Shares Represented by Management Proxies As described above, you may give voting instructions on the matters outlined in this Circular by marking the appropriate boxes on the enclosed form of proxy or VIF and the proxyholder will be required to vote in that manner . If the boxes are not marked, the proxyholder may vote or withhold from voting, if applicable, the Shares as he or she sees fit . If you appoint the director and/or officer representatives as the proxyholder as designated in the enclosed form of proxy or VIF, unless otherwise specified, your Shares will be voted at the Meeting FOR the approval of the Arrangement Resolution as described in this Circular . The securities represented by the proxy or VIF will be voted in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, such securities will be voted accordingly . The enclosed form of proxy or VIF also gives authority to the persons named on it to use their discretion in voting on amendments or variations to the matters identified in this Circular, or other matters that may properly come before the Meeting . As of the date of this Circular, management of the Company is not aware of any amendment, variation or other matter expected to come before the Meeting . However, if other matters properly come before the Meeting, it is intended that the person appointed as proxyholder will vote or withhold from voting on such matters in a manner that the proxyholder considers to be proper in his or her discretion . Appointment and Revocation of Proxies Each person named in the form of proxy to represent Registered Shareholders at the Meeting is a director and/or officer of the Company . However, you can appoint someone else to represent you at the Meeting . The person you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast . If you wish to appoint a person other than the names that appear on the proxy, then insert the name of your chosen proxyholder in the space provided on the form of proxy .

- 22 - A Registered Shareholder who has given a proxy has the power to revoke it and may do so by : (a) completing, dating and signing a form of proxy bearing a later date and depositing it with AST Trust Company (Canada) as described above under “ General Proxy Matters – Registered Shareholders ” ; (b) depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing, to the attention of the Chief Financial Officer of the Company, at the registered office of the Company at any time up to 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding days other than Business Days) prior to the adjourned or postponed Meeting ; (c) in person with the Chair of the Meeting prior to the commencement of the Meeting ; or (d) in any other manner permitted by Law . If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions . Quorum A quorum for the transaction of business at any meeting of Shareholders shall be two persons present and in person or represented by proxy holding in the aggregate not less than 25 % of the outstanding Shares entitled to vote at the Meeting . Voting Securities and Principal Shareholders Voting Securities The Company is authorized to issue an unlimited number of Shares . As of July 19 , 2019 , there were 19 , 023 , 541 Shares . Each Share carries one vote on all matters to be voted on by Shareholders . Shareholders are entitled to receive dividends as and when declared by the Board and to share ratably in the remaining assets available for distribution, after payment of liabilities, upon the Company’s liquidation, dissolution or winding up . Shares do not carry pre - emptive rights or rights of conversion into any other security . All outstanding Shares are fully - paid and non - assessable . There are no limitations on the rights of non - resident owners of Shares to hold or vote their Shares . Principal Shareholders As of the Record Date, Hydrogen Company beneficially owned 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares . As of the Record Date, Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership beneficially owns 2 , 682 , 742 Shares, representing approximately 14 . 1 % of the issued and outstanding Shares . Certain directors and officers also own Shares . See “Interests of Certain Persons in the Arrangement – Consideration” .

- 23 - BACKGROUND TO THE ARRANGEMENT Background to the Arrangement The execution of the Arrangement Agreement between the Company, Cummins and Purchaser on June 28 , 2019 , together with the Voting Support Agreements executed concurrently therewith, was the result of an extensive arm’s length negotiation between representatives of the Company, its legal and financial advisors and the Special Committee, on the one hand, and Cummins and Purchaser, and their legal and financial advisors on the other hand . The following is a summary of the material events leading up to Purchaser’s proposal for the transaction, the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the public announcement of the Arrangement and the execution of the Arrangement Agreement . Historically, senior management of the Company and the Board have been engaged in discussions surrounding the strategic direction of the Company in light of the emergence of hydrogen technology as a viable and compelling zero emission solution to address climate change . As part of these discussions, senior management of the Company and the Board considered various strategic alternatives available to the Company in the context of its long - term business plan, including joint ventures, technology and business development agreements, strategic alliances, third party investments and business combinations . The Company was also approached from time to time by parties wishing to discuss potential commercial opportunities, including, in some instances, a potential acquisition of the Company . In connection with these discussions, the Company entered into multiple confidentiality and standstill agreements with sophisticated parties under which the Company provided certain non - public information to those parties resulting in formal commercial relationships with a subset of these parties in connection with the development of its hydrogen products . The commercial arrangements were frequently accompanied by contemporaneous equity investments in the Company and often gave right to board nomination and pre - emptive rights as well as standstill and voting restrictions . These commercial arrangements and equity investments included a strategic alliance entered into in 2001 with General Motors Corporation to accelerate the development of fuel cell technology in global commercial markets (including a corporate alliance agreement and intellectual property agreement), a strategic alliance with CommScope, Inc . of North America entered into in 2010 for the development and distribution of specialized fuel cell power systems, a joint development agreement with Enbridge Inc . entered into in 2012 to jointly develop utility scale energy storage in North America, and commitments entered into in 2017 with Fuzhou Bonded Zone Hejili Equity Investment Limited related to the joint development of the Chinese market for hydrogen generation, energy storage and fuel cell products . Most recently, on December 21 , 2018 , the Company entered into a technology and business development agreement (the “ Technology and Business Development Agreement ”) with its customer, Air Liquide, to collaborate with respect to the development of market opportunities for projects that involved producing hydrogen by water electrolysis . The Company and Air Liquide began preliminary discussions in July 2018 regarding potential business development opportunities and an equity investment by its affiliate Hydrogen Company and the parties entered into a confidentiality and standstill agreement on October 31 , 2018 . During these discussions with Air Liquide and in response to separate unsolicited proposals from Cummins and two other unrelated parties (referred to herein as Party 1 and Party 2 ) to engage in discussions relating to commercial opportunities the Company entered into confidentiality and standstill agreements with each of these parties . The proposals from each of these parties contemplated, among other matters, a potential acquisition of the Company . On October 19 , 2018 , Party 1 , through its financial advisor, delivered to the Company a non - binding letter of intent to acquire 100 % of the Shares at a price of $ 9 . 50 per Share (the “ Party 1 Proposal ”) . Following receipt of the Party 1 Proposal, the Board met to consider the Party 1 Proposal as well as to consider ongoing commercial development opportunities with Hydrogen Company . The discussions with Party 2 did not materialize into a formal offer and the Company and Party 2 ceased discussions later in 2018 . Following the receipt of the Party 1 Proposal, the Board met on October 24 , 2018 to, with the assistance of management and representatives of Torys LLP, legal counsel to the Company, and Houlihan Lokey, financial advisor to the Company, consider the Party 1 Proposal and to receive an update on the status of the discussions with Hydrogen Company and other parties . Torys LLP briefed the Board on its fiduciary obligations and related process considerations . Senior management updated the Board on the discussions that had taken place with Cummins, Party 1 and Party 2 and provided their view as to the terms of the Party 1 Proposal . An in - camera session without management was also held, during which the non - management members of the Board reviewed the Party 1 Proposal .

- 24 - Following discussions, the Board determined to reject the Party 1 Proposal . It was also determined that, in light of current capital markets conditions and its own current financial position, the Company should continue exploring potential commercial development opportunities with Hydrogen Company . Following the meeting of the Board, Mr . Daryl Wilson, Chief Executive Officer of the Company, delivered a written response to Party 1 communicating the Board’s decision to not pursue the Party 1 Proposal . Negotiations and discussions between Hydrogen Company and the Company continued resulting in drafts of the subscription agreement (the “ Subscription Agreement ”) and the Technology and Business Development Agreement being exchanged between the parties and their respective legal counsel in November 2018 . These draft transactions agreements contemplated that the parties would collaborate with respect to the development of market opportunities for projects that involved producing hydrogen by water electrolysis, and that Hydrogen Company would subscribe for Shares of the Company representing 15 % to 18 % of the Shares issued and outstanding, on a private placement basis, to be issued at a premium to the 20 - day VWAP of the Shares on the NASDAQ (the “ Hydrogen Company Private Placement ”) . On December 19 , 2018 , the Company received a non - binding unsolicited proposal from Cummins to acquire 100 % of the Shares at a price between $ 8 . 00 and $ 9 . 00 per Share (the “ First Cummins Proposal ”) . The First Cummins Proposal was made at a price that was lower than the recently rejected Party 1 Proposal and included several closing conditions, as well as a request to enter into a binding exclusivity arrangement for a period of 90 days with a right for Cummins to unilaterally extend such time frame by a further 30 days if required . Following the receipt of the First Cummins Proposal, the Board met with management and the Company’s advisors on December 21 , 2018 to review and discuss the merits of the First Cummins Proposal and the advancement of the negotiations of the Hydrogen Company Private Placement and the Technology and Business Development Agreement . Senior management and Torys LLP updated the Board on the status of negotiations in respect of the Hydrogen Company Private Placement and reviewed the First Cummins Proposal . Torys LLP briefed the Board on its fiduciary obligations and related process considerations . An in - camera session without management was held during which the non - management members of the Board reviewed the Hydrogen Company Private Placement and the First Cummins Proposal . Following a discussion, the Board determined to reject the First Cummins Proposal in light of the insufficient price, conditionality and lengthy request for exclusivity, and to proceed with the Hydrogen Company Private Placement . On December 21 , 2018 , the Company signed the Subscription Agreement and announced the Hydrogen Company Private Placement, pursuant to which Hydrogen Company would subscribe to 3 , 537 , 931 Shares, representing 18 . 6 % of all Shares, for gross proceeds to the Company of $ 20 , 520 , 000 . The Hydrogen Company Private Placement closed on January 24 , 2019 . Mr . Pierre - Etienne Franc was subsequently appointed to the Board as Hydrogen Company’s Board nominee pursuant to the terms of the Subscription Agreement . The Subscription Agreement also included standstill obligations applicable to Hydrogen Company . Mr . Wilson communicated the Board’s position to Mr . Thad Ewald, Vice President of Corporate Strategy and Business Development of Cummins following the announcement of the Hydrogen Company Private Placement . In response, Mr . Ewald indicated that Cummins would be open to considering alternative transactions including the possibility of an equity investment on terms consistent with the Hydrogen Company Private Placement . On February 7 , 2019 , the Company received a revised written non - binding proposal from Cummins to acquire all the Shares of the Company on terms largely consistent with the First Cummins Proposal, but with an increased price ranging from $ 10 . 00 to $ 10 . 50 per Share (the “ Second Cummins Proposal ”) and a binding exclusivity period of 60 days, extendable for an additional automatic 30 days if Cummins and the Company were then continuing to work in good faith to negotiate the terms of a transaction agreement . Following the receipt of the Second Cummins Proposal, the Board met on February 13 , 2019 to, with the assistance of senior management and representatives of Torys LLP and Houlihan Lokey, discuss the Second Cummins Proposal . Mr . Pierre - Etienne Franc, while indicating that Hydrogen Company had not changed, and did not plan to change, its intentions with respect to its ownership in the Company, recused himself from this meeting in order to keep Hydrogen Company’s flexibility as a significant Shareholder of the Company . The Board instructed senior management to provide information to and otherwise assist Houlihan Lokey in preparing financial analysis with respect to the Company and to receive advice as to the most effective and appropriate process to evaluate the Second Cummins Proposal . On February 14 , 2019 , Mr . Wilson sent a letter to Mr . Ewald stating that the Board was carefully considering the Second Cummins Proposal with the assistance of its financial and legal advisors .

- 25 - On March 15 , 2019 the Board (other than Mr . Pierre - Etienne Franc who recused himself for the reasons mentioned above) met to, with the assistance of representatives of Torys LLP and Houlihan Lokey, discuss the Second Cummins Proposal . At that meeting, Houlihan Lokey reviewed and discussed its preliminary financial analysis with respect to the Company and the Second Cummins Proposal . In addition, representatives of Houlihan Lokey reviewed and discussed certain strategic alternatives available to the Company including acquisitions, the continuation of the Company’s current business plan and a sale of the Company . The Board discussed the advantages and disadvantages of more broadly canvasing potential acquirers, including strategic and financial acquirers, either through an auction or through a more limited pre - signing market check as opposed to entering into exclusive discussions with one counterparty . An in - camera session without management was held, during which the non - management members of the Board reviewed the Second Cummins Proposal . It was concluded that the premium proposed in the Second Cummins Proposal was not sufficient to grant exclusivity and that it was necessary to seek clarification from Hydrogen Company, as a significant Shareholder, with respect to its views regarding a potential sale of the Company . After analyzing and discussing the Second Cummins Proposal it was decided that the best course of action was to respond to the Second Cummins Proposal by soliciting an improved offer . At that Board meeting, following the recusal of Mr . Franc from the Board meetings relating to its review of the Second Cummins Proposal, the Board established the Special Committee on March 15 . 2019 , comprised of four independent directors : Douglas S . Alexander (Chair), Sara Elford, David C . Ferguson and Don Lowry and approved its mandate . The Special Committee’s mandate provided that, among other things, the Special Committee would be responsible for supervising, reviewing, and considering proposals from third parties to pursue a transaction that might involve the acquisition of the Company or other strategic alternative transactions . The Special Committee would also carry out and supervise any negotiations regarding a proposed transaction and make recommendations to the Board relating thereto and, if necessary, supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61 - 101 . The Special Committee was intimately involved in the analysis and evaluation of all proposals received by the Company . This included the proposal submitted by Cummins, and the supervision of the process that led to the Company entering into the Arrangement Agreement and the negotiation of the price and other terms and conditions with respect to the Arrangement . The Special Committee met a total of 6 times between its formation and the announcement of the Arrangement and had numerous additional informal discussions among themselves, representatives of management and the Company’s legal and financial advisors . The Special Committee also held in - camera sessions with representatives of Torys LLP, Houlihan Lokey and Origin, at which the members of the Special Committee engaged in confidential discussions without the presence of management . Between late March 2019 and late April 2019 , the Company, with the assistance of Houlihan Lokey, engaged in discussions with Cummins and its financial advisor, Morgan Stanley & Co . LLC (“ Morgan Stanley ”), with a view to obtaining an improved offer from Cummins . During this period, representatives of the Company’s management and the Special Committee also received regular updates from management and the Company’s advisors on the status of these discussions . In addition, during this period, clarification was sought from representatives of Hydrogen Company with respect to its views regarding a potential sale of the Company . On March 29 , 2019 , Mr . Eric Sebellin, a representative of Air Liquide, inquired to Mr . Wilson about the possibility that the Board would waive the standstill provision contained in the Subscription Agreement should Hydrogen Company wish to have greater flexibility to explore its options in the context of a change of control transaction of the Company . Following consultation with the Special Committee and the Company’s legal advisors, Mr . Wilson responded by stating that the Board has the ability to consider any request to waive a specific provision contained in the Subscription Agreement at any time, and that if Hydrogen Company were to make a confidential request for a waiver, the Board would consider it based on the facts and circumstances surrounding such request and would act in the best interests of the Company in rendering its response . On April 23 , 2019 , Mr . Wilson received an unsolicited communication from a financial advisor representing a consortium comprised of three new parties (the “ Consortium ”) indicating that they were interested in acquiring the Company . On April 25 , 2019 , the Company received a letter addressed to Mr . Wilson from the Consortium advising that it had made a detailed assessment of the Company based on all publicly available information and proposed a transaction contemplating the acquisition by the Consortium of 100 % of the outstanding Shares for consideration of $ 11 . 62 in cash per Share (the “ Consortium Proposal ”) . The Consortium Proposal was a non - binding indication of interest under which the Consortium requested access to confidential information of the Company, and stated it was prepared to sign a confidentiality agreement . The Consortium Proposal was subject to a number of conditions, including approvals from each of the Consortium members as well as regulatory approvals .

- 26 - On May 1 , 2019 , the Special Committee met, with the assistance of senior management and representatives of Torys LLP and Houlihan Lokey, to discuss the Consortium Proposal and to receive an update regarding the process . During such discussions, representatives of Houlihan Lokey highlighted a number of aspects of the Consortium Proposal for consideration by the Special Committee including, among other things, issues relating to the potential timing of and likelihood of closing a transaction with the Consortium in light of the closing conditions and required regulatory approvals identified in the Consortium Proposal . After further discussion with the assistance of the Company’s legal and financial advisors, the Special Committee instructed management to, with the assistance of the Company’s legal and financial advisors, continue to engage with parties demonstrating serious interest in a potential transaction with the Company (including the Consortium) by providing data room access to such parties following the execution of a satisfactory confidentiality and standstill agreement and to seek indications of interest . On May 7 , 2019 , Mr . Ewald contacted Mr . Wilson to request a waiver of the standstill provisions set out in the confidentiality and standstill agreement between the Company and Cummins dated October 29 , 2018 to permit Cummins and Hydrogen Company to have introductory exploratory discussions . A similar request was made by Hydrogen Company through their counsel, Stikeman Elliott LLP, for a waiver of the standstill obligations included in the Subscription Agreement . Mr . Ewald further indicated that Cummins remained interested in acquiring the Company and would like to evaluate all possible alternatives in assessing whether to pursue a potential transaction . Members of the Special Committee discussed the waiver request with the assistance of the Company’s legal and financial advisors, and concluded that permitting such discussions would potentially generate an increased offer from Cummins . Following such discussions, a waiver of their respective standstill obligations was provided by the Board to each of Cummins and Hydrogen Company . Given the standstill waiver granted to Cummins and Hydrogen Company, the Special Committee also instructed Houlihan Lokey to request that Cummins proceed expeditiously and provide its best offer . Thereafter, at the request of the Company, Houlihan Lokey informed Cummins in writing that it should submit its final proposal (which proposal was to comply with certain material terms) by no later than June 18 , 2019 and should provide comments on a form of Arrangement Agreement previously provided to Cummins prior to that date to allow the Company and its advisors an opportunity to consider their comments . An extension to June 25 , 2019 was requested by Cummins and subsequently approved by the Special Committee at a Special Committee meeting held on June 17 , 2019 . On May 14 , 2019 , the Special Committee met to, with the assistance of senior management, and representatives of Torys LLP and Houlihan Lokey, receive an update regarding the process and communications from interested parties . Following their discussion, the Special Committee instructed Houlihan Lokey to make additional outbound calls to additional parties to solicit their interest in engaging in a potential transaction . Of the 11 parties that were contacted after the May 14 , 2019 meeting, one party (“ Party 3 ”) as well as the Consortium entered into confidentiality and standstill agreements to explore a potential business combination . The discussion with Party 3 did not result in the Company receiving an expression of interest from such party . In light of the Company’s share price trading at levels above the $ 11 . 62 price contained in the Consortium Proposal, the Consortium was instructed to reconfirm interest by providing a new proposal at a price reflecting a premium to the then current Company share price . No such reconfirmation was provided . During the period from late May 2019 to June 28 , 2019 , the Purchaser, Cummins and Morgan Stanley and Gowling WLG (Canada) LLP (“ Gowling WLG ”), being their financial and legal advisors, on the one hand, and the Special Committee, with the assistance of the Company’s legal and financial advisors, on the other hand, negotiated the Arrangement Agreement and the Voting Support Agreements . The Special Committee also met with the Company’s legal and financial advisors on a number of occasions . At such meetings, representatives of Torys LLP provided updates to the Special Committee with respect to its discussions with Gowling WLG and reported to the Special Committee as to open issues with respect to the draft Arrangement Agreement, the Voting Support Agreements and other ancillary agreements and documents . The Special Committee then instructed Torys LLP as to the terms and conditions of such agreements that would be acceptable to it . Although Hydrogen Company’s participation was not a condition of Cummins’ indication of interest, but in light of Hydrogen Company’s indication that it was exploring the opportunity of collaborating with Cummins to potentially maintain its ownership stake in the Company (as reflected in the mark - up of the Arrangement Agreement delivered to Houlihan Lokey by Gowling WLG on June 6 , 2019 ), the Special Committee formally retained Origin on June 9 , 2019 to prepare the Origin Valuation and Fairness Opinion . The terms of the engagement with Origin provided that its compensation was not contingent on the completion of a transaction .

- 27 - On June 25 , 2019 , Cummins submitted a revised proposal at an offer price of $ 13 . 00 per Share (the “ Third Cummins Proposal ”) which reflected a 29 % premium to the 90 - day VWAP of $ 10 . 04 as of June 24 , 2019 . The Third Cummins Proposal indicated that Cummins had been working collaboratively with Hydrogen Company as part of the ongoing negotiations and that if the Third Cummins Proposal was accepted, it was Cummins’ expectation that Hydrogen Company would participate in the transaction alongside Cummins . On June 26 , 2019 , the Special Committee met to, with the assistance of management and the Company’s legal and financial advisors, discuss the Third Cummins Proposal . Houlihan Lokey reviewed its preliminary financial analysis of the Company and the Third Cummins Proposal and Torys LLP briefed the Special Committee on its fiduciary obligations and related process considerations, and on the terms of the markup of the Arrangement Agreement that accompanied the Third Cummins Proposal . The Special Committee discussed the merits of the Third Cummins Proposal and the fact that, due to recent increases in the trading price of the Shares, the Third Cummins Proposal was below the closing price of $ 14 . 00 per Share on June 25 , 2019 . After a discussion, the Special Committee determined that it should not accept the Third Cummins Proposal and instructed Houlihan Lokey to convey a counter - proposal to Cummins’ financial advisor, Morgan Stanley, of $ 15 . 00 per Share . On June 27 , 2019 , further to the Company’s request, Cummins submitted a revised proposal at an offer price of $ 15 . 00 per Share (the “ Final Cummins Proposal ”) . Shortly after receiving the Final Cummins Proposal, Mr . Wilson, after consultation with members of the Special Committee and representatives of Houlihan Lokey, held a discussion with Mr . Ewald, during which Mr . Wilson, on behalf of the Company, made a counter - proposal to Cummins for a transaction with an offer price of $ 15 . 50 per Share, the closing price of the Company’s Shares on NASDAQ on June 27 , 2019 . Cummins rejected the Company’s counter - proposal and indicated that the terms of the Final Cummins Proposal represented Cummins’ best and final offer in respect of a proposed transaction . On the evening of June 27 , 2019 , shortly after receipt of the Final Cummins Proposal and following Mr . Wilson and Mr . Ewald’s discussion, the Special Committee met with Torys, Houlihan Lokey and Origin . At this meeting and following a discussion with Torys LLP, Houlihan Lokey and Origin, the Special Committee reached a view that it did not expect to receive a superior offer for the Company and that a transaction with Cummins on the terms set out in the Final Cummins Proposal was preferable to the potential value that might have resulted from strategic alternatives reasonably available to the Company, including (i) remaining a publicly - traded company and continue to pursue the Company’s strategic plan on a stand - alone basis, or (ii) exploring the possibility of other strategic transactions, in each case, taking into consideration the potential rewards, risks and uncertainties associated with those other alternatives, the Company’s current and historical financial condition and results of operations . The Special Committee instructed Torys LLP to negotiate the outstanding issues with Cummins on the Arrangement Agreement and asked the financial advisors to be in a position to render the Houlihan Lokey Fairness Opinion and the Origin Formal Valuation and Fairness Opinion the following morning . Hydrogen Company’s participation in the Arrangement on the terms described in the Arrangement Agreement was approved by Hydrogen Company’s board of directors early in the morning (Paris time) on June 28 , 2019 . Early on the morning of June 28 , 2019 , the Special Committee held a meeting with representatives of Torys LLP, Houlihan Lokey and Origin to review and discuss the merits of the transaction and the analyses supporting the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion . At this meeting, Torys LLP updated the Special Committee on the status of the negotiations in respect of the Arrangement Agreement . Torys LLP provided a summary of the key provisions of the draft Arrangement Agreement, including the closing conditions, the allocation of risk to the closing of the Plan of Arrangement, the nature of the non - solicitation obligations (including the restriction on waiving existing standstill provisions and its implications) and corresponding fiduciary - out exceptions, the scope of the representations, warranties and operating covenants, the circumstances in which each party would be permitted to terminate the Arrangement Agreement and the instances in which a termination fee would be payable by the Company . The potential arrangements between Cummins and Hydrogen Company were also discussed, including the ability of Hydrogen Company to participate in a competing offer (if such competing offer were determined to be a superior offer), and Torys LLP provided an overview of the key provisions of the draft Funding and Investment Agreement . The Special Committee received the verbal fairness opinion of Houlihan Lokey and the verbal formal valuation and fairness opinion from Origin, which were subsequently memorialized in the written Houlihan Lokey Fairness Opinion and the written Origin Valuation and Fairness Opinion addressed to the Special Committee and the Board . The Houlihan Lokey Fairness Opinion provided that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . The Origin Valuation and Fairness Opinion provided

- 28 - that, as of June 28 , 2019 , based upon and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion and valuation, the fair market value of the Shares was in the range of $ 12 . 41 and $ 16 . 36 and the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . Following discussions amongst the members of the Special Committee, and after giving careful consideration to the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion and the other factors and risks identified under the heading “ Reasons for the Recommendation ” below, the Special Committee unanimously : (i) determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company ; (ii) recommended that the Board approve the Arrangement Agreement and recommend to Shareholders (other than Hydrogen Company and its affiliates) that they vote in favour of the resolution to approve the transactions contemplated by the Arrangement Agreement . Immediately following the meeting of the Special Committee, the Board held a meeting with representatives of Torys LLP, Houlihan Lokey and Origin to review the transaction and the analyses supporting the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion and to receive recommendations of the Special Committee . Torys LLP provided a summary of the key provisions of the draft Arrangement Agreement, including the closing conditions, the allocation of risk to the closing of the Arrangement, the nature of the non - solicitation obligations (including the restriction on waiving existing standstill provisions and its implications) and corresponding fiduciary exceptions, the scope of the representations, warranties and operating covenants, the circumstances in which each party would be permitted to terminate the Arrangement Agreement and the instances in which a termination fee would be payable by the Company . Torys LLP also provided an overview of the terms governing Hydrogen Company’s relationship with Cummins, including, the key provisions of the draft Funding and Investment Agreement . The Board received the verbal fairness opinion of Houlihan Lokey and the verbal formal valuation and fairness opinion from Origin, which were subsequently memorialized in the Houlihan Lokey Fairness Opinion and Origin Valuation and Fairness Opinion to the Special Committee and the Board . The Board (excluding Mr . Pierre - Etienne Franc) then authorized the Company to enter into the Arrangement Agreement and resolved (with all directors other than Mr . Pierre - Etienne Franc affirmatively recommending) to recommend to Shareholders (other than Hydrogen Company and its affiliates) that they vote in favour of the Arrangement Resolution . On the morning of June 28 , 2019 , the transaction documents, including the Arrangement Agreement, the Voting Support Agreements and the Funding and Investment Agreement, were finalized and executed by the applicable parties and a news release announcing the transaction was issued shortly after the opening of trading on the TSX and NASDAQ . On July 17 , 2019 , the Board approved the Information Circular and the mailing thereof to Shareholders . Houlihan Lokey Fairness Opinion The Company initially contacted Houlihan Lokey regarding a potential advisory assignment in October 2018 . Houlihan Lokey was formally engaged by the Company as its financial advisor effective February 22 , 2019 . Pursuant to the terms of its engagement agreement, Houlihan Lokey agreed to provide the Company certain financial advisory services in connection with a change of control transaction of the Company, such as the Arrangement or similar transactions . On June 28 , 2019 , Houlihan Lokey rendered its verbal opinion to the Special Committee and the Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated the same date) to the effect that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . The Houlihan Lokey Fairness Opinion was one of many factors considered by the Special Committee and the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Arrangement or the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) pursuant to the Arrangement . The Houlihan Lokey Fairness Opinion was addressed to the Special Committee and the Board and only addressed the fairness, from a financial point of view, to Shareholders (other than Hydrogen Company and its affiliates) of the Consideration to be received by such Shareholders in the Arrangement and did not address any other aspect or implication of the Arrangement or the Arrangement Agreement . The summary of the Houlihan Lokey Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Houlihan Lokey Fairness Opinion, which is included as Appendix “G” to this Circular and sets forth the procedures followed, assumptions made,

- 29 - qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing the Houlihan Lokey Fairness Opinion . The Houlihan Lokey Fairness Opinion was furnished solely for the use of the Special Committee and the Board (solely in their capacity as such) in connection with their evaluation of the Arrangement and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other stakeholders of the Company) or used for any other purpose . The Houlihan Lokey Fairness Opinion does not constitute a recommendation to the Special Committee, the Board, the Company, any director, officer or securityholder of the Company or any other person as to how to act or vote with respect to any matter relating to the Arrangement or otherwise, including the Arrangement Resolution . The Houlihan Lokey Fairness Opinion does not express an opinion as to or otherwise address, among other things : (i) the underlying business decision of the Board, the Company, its securityholders or any other party to proceed with or effect the Arrangement, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Arrangement or otherwise (other than the Consideration to the extent expressly specified therein), including, without limitation, the Voting Support Agreements or the Funding and Investment Agreement, (iii) the fairness of any portion or aspect of the Arrangement to the holders of any class of securities, creditors or other stakeholders of the Company, or to any other party, (iv) the relative merits of the Arrangement as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Arrangement to any one class or group of the Company’s or any other party’s security holders or other constituents vis - à - vis any other class or group of the Company’s or such other party’s security holders or other stakeholders, (vi) whether or not the Company, Cummins, Purchaser, Hydrogen Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Arrangement, (vii) the solvency, creditworthiness or fair value of the Company, Cummins, Purchaser, Hydrogen Company or any other participant in the Arrangement, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Arrangement, any class of such persons or any other party, relative to the Consideration or otherwise . Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information . The Houlihan Lokey Fairness Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the Houlihan Lokey Fairness Opinion . Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw the Houlihan Lokey Fairness Opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of the Houlihan Lokey Fairness Opinion . In preparing its opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of analyses, including those described below . The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion . The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented . As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description . Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor . In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion . No company or business used in Houlihan Lokey’s analyses for comparative purposes was identical to the Company, and an evaluation of the results of those analyses is not entirely mathematical . The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee and the Board on June 28 , 2019 . For purposes of its analyses, Houlihan Lokey has advised that it reviewed a number of financial metrics, including :  Revenue — generally, the amount of the relevant company’s revenue for a specified time period.

- 30 -  Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of debt outstanding, preferred stock and non - controlling interests, and less the amount of cash and cash equivalents on its balance sheet, subject to adjustment for certain company specific items . Selected Companies Analysis . Houlihan Lokey advised the Board that it reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant and compared that financial data to corresponding financial data for the Company . The selected companies were :  Ballard Power Systems Inc.  FuelCell Energy, Inc.  ITM Power Plc  McPhy Energy S.A.  Nel ASA  Plug Power Inc.  SFC Energy AG The financial data reviewed included :  Enterprise value as a multiple of revenue for the last twelve months for which information was publicly available; and  Enterprise value as a multiple of estimated revenue for calendar year 2019. Discounted Cash Flow Analysis . Houlihan Lokey advised the Board that it performed a discounted cash flow analysis of the Company based on financial projections prepared by the management of the Company relating to the Company for the five years ending December 31 , 2023 and estimates prepared by or discussed with the management of the Company of the Company’s net operating loss tax carryforwards (“ NOLs ”) and the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis . For purposes of the discounted cash flow analysis, Houlihan Lokey applied perpetuity growth rates based on estimates of the Company’s expected future growth rate to the Company’s projected normalized 2023 unlevered free cash flow and discount rates based on an estimate of the Company’s weighted average cost of capital . Houlihan Lokey will receive a fee for its services as financial advisor to the Company, a substantial portion of which is contingent upon the consummation of the Arrangement . In addition, Houlihan Lokey became entitled to receive a fee upon rendering the Houlihan Lokey Fairness Opinion, which is not contingent upon the consummation of the Arrangement . The Company has agreed to reimburse certain of Houlihan Lokey’s expenses and to indemnify Houlihan Lokey and certain related parties for certain potential liabilities arising out of its engagement . The Special Committee and the Board considered the fact that a substantial portion of Houlihan Lokey’s fees was contingent upon consummation of the Arrangement (which the Special Committee and the Board considered to be a reasonably customary compensation structure for financial advisors in similar transactions) and concluded that Houlihan Lokey’s fee arrangement would not impair Houlihan Lokey’s ability to provide objective advice . Credentials of Houlihan Lokey Houlihan Lokey is an internationally recognized investment bank that is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings . The issuance

- 31 - of the Houlihan Lokey Fairness Opinion was approved by an internal committee of Houlihan Lokey authorized to approve the issuance of such opinions . Origin Valuation and Fairness Opinion The Arrangement is considered a “business combination” as Hydrogen Company, a “related party” of the Company (as a result of its beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10 % of the voting rights attached to all the Company’s outstanding voting securities), is receiving consideration under the Arrangement that is not identical to the consideration received by other Shareholders and may be a “joint actor” to Cummins and the Purchaser . Additionally, the Arrangement is considered a “business combination” as certain directors and officers of the Company are receiving “collateral benefits” as described in more detail below . MI 61 - 101 requires that an issuer carrying out a “business combination” in certain circumstances obtain (i) a formal valuation prepared by an independent valuator and (ii) the approval by a simple majority of the votes cast by securityholders, excluding the votes attaching to securities that must be excluded pursuant to MI 61 - 101 . The Special Committee initially contacted Origin regarding a potential advisory assignment on June 5 , 2019 . By an engagement agreement dated June 9 , 2019 (the “ Engagement Agreement ”), the Special Committee retained Origin to : (i) prepare and deliver to the Special Committee and the Board, under the supervision of the Special Committee, a formal valuation of the Shares, to the extent necessary, in accordance with the requirements of MI 61 - 101 ; and (ii) prepare a separate fairness opinion . The Origin Valuation and Fairness Opinion provided that as of June 28 , 2019 , based upon and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion and valuation, the fair market value of the Shares is in the range of $ 12 . 41 and $ 16 . 36 and the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders The terms of the Engagement Agreement provide that Origin was to be paid a fixed fee of $ 50 , 000 upon execution of the Engagement Agreement and creditable against the Origin Valuation and Fairness Opinion Fee (as described below), a fixed fee of $ 150 , 000 upon delivery of a preliminary report of its views with respect to the value of the Shares, and a further fixed fee of $ 350 , 000 (the “ Origin Valuation and Fairness Opinion Fee ”) upon delivery of the Origin Valuation and Fairness Opinion . Origin will also be reimbursed for reasonable out - of - pocket and legal expenses subject to the Company’s approval . In addition, the Company has agreed to indemnify Origin, its subsidiaries, affiliates and their respective partners, employees, directors and officers against certain losses, claims, damages and liabilities which may arise out of its engagement . The fees payable to Origin under the Engagement Agreement are not contingent in whole or in part upon the completion of the Arrangement or on the conclusions reached in the Origin Valuation and Fairness Opinion . The fees payable to Origin pursuant to the Engagement Agreement are not financially material to Origin . No understandings or agreements exist between Origin and the Company, Cummins and/or Hydrogen Company (or any of their respective associates or affiliates) with respect to present or future financial advisory or investment banking business . The summary of the Origin Valuation and Fairness Opinion is set out below, and the full text of the Origin Valuation and Fairness Opinion, which sets forth among other things, the assumptions made, information reviewed, matters considered, and limitations and qualifications on the review undertaken by Origin in connection with the Origin Valuation and Fairness Opinion, is attached as Appendix “H” to this Circular . Shareholders are urged to read the Origin Valuation and Fairness Opinion in its entirety . The summary of the Origin Valuation and Fairness Opinion is qualified in its entirety by the full text of the Origin Valuation and Fairness Opinion . The Origin Valuation and Fairness Opinion have been provided solely for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of Origin . Neither the Formal Valuation nor the Origin Fairness Opinion is to be construed as a recommendation to any Shareholder as to whether to vote in favour of the

- 32 - Arrangement or as an opinion concerning the expected trading prices of the Shares absent completion of the Arrangement . A copy of the Origin Valuation and Fairness Opinion will be sent to any Shareholder without charge upon written request to the Secretary of the Company at the Company’s head office at 220 Admiral Boulevard, Mississauga, Ontario L 5 T 2 N 6 . The Board urges the Shareholders to read the Origin Valuation and Fairness Opinion carefully and in its entirety . Definition of Fair Market Value For purposes of the Formal Valuation and in accordance with the MI 61 - 101 , fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and each under no compulsion to act . In determining the fair market value of the Shares, and in accordance with the MI 61 - 101 , Origin did not include a downward adjustment to reflect the liquidity of the Shares or the underlying investments, the effect of the Arrangement on the Shares or the fact that the Shares do not form part of a controlling interest . Values determined on the foregoing basis represent “en bloc” values, which are values that an acquirer of 100 % of the Shares would be expected to pay in an open auction of the Company . No value was ascribed to or included in the fair market value related to the benefits that would accrue to Hydrogen Company as a result of its current interest in the Company . Assumptions and Limitations With the Special Committee’s approval and as provided for in the Engagement Agreement, Origin has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of the Company and their respective consultants and advisors (collectively, the “ Information ”) . The Origin Valuation and Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information . Subject to the exercise of professional judgment and except as expressly described herein, Origin has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information . Origin has assumed that any future - oriented financial information (“ FOFI ”) provided by the Company and used by Origin in its analyses has been reasonably prepared and reflects the best currently available estimates and judgements of the management of Company . Origin has relied on certain factual representations made by the Company to Origin in a certificate provided by the officers of the Company and delivered as of June 28 , 2019 , including, without limitation, with respect to (i) the accuracy of the Information provided to Origin by the Company ; (ii) the absence of material changes in respect of the Company since the date at which such Information was provided to Origin ; (iii) the reasonableness of FOFI prepared by the Company ; (iv) the absence of appraisals or valuations with respect to the Company prepared within the last two years and not provided to Origin ; (v) the absence of material transactions with respect to the Company outside of the ordinary course of business and not disclosed to Origin ; and (vi) the absence of any material contingent liabilities or actions or proceedings against or affecting the Company . The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description . Origin has advised the Company that it believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Origin Valuation and Fairness Opinion . The analyses summarized in this Circular include information presented in tabular format in the Origin Valuation and Fairness Opinion . To understand the analyses completed by Origin, the tables must be read together with the text of each summary . The tables alone do not constitute a complete description of the analyses . The Origin Valuation and Fairness Opinion is given as of June 28 , 2019 , with certain information contained within the Origin Valuation and Fairness Opinion provided at dates prior to June 28 , 2019 .

- 33 - Scope of Review In preparing the Origin Valuation and Fairness Opinion, Origin reviewed and relied upon certain public information regarding the Company, including the Company’s public disclosure record and certain non - public information provided by the Company to Origin . Among other things, Origin reviewed such other financial, securities market and industry information and carried out such other analysis and investigations as Origin considered necessary and appropriate in the circumstances, all as more fully described in the Origin Valuation and Fairness Opinion . Credentials of Origin Origin is an independent Canadian advisory firm providing a full range of advisory services including mergers and acquisitions, valuations, fairness opinions, restructurings, recapitalizations and private placement financings . Origin was founded in 2011 and its affiliate, Origin Securities Inc . is registered with the Ontario Securities Commission as an Exempt Market Dealer . Origin and its principals have extensive experience in the Canadian capital markets and have advised and participated in many advisory transactions involving both public and private companies . The Origin Valuation and Fairness Opinion represent the opinions of Origin and the form and content thereof have been approved for release by a committee of directors and other professionals of Origin, each of whom is experienced in mergers, business combinations, divestitures, Origin Valuation and Fairness Opinion matters . Independence of Origin The Formal Valuation set out in the Origin Valuation and Fairness Opinion was prepared by Origin independently and objectively . The assessment of independence and objectivity of Origin is consistent with the independence requirements of MI 61 - 101 , as detailed below . Origin confirmed that as of the date of the Origin Valuation and Fairness Opinion, neither Origin, nor any of its affiliated entities (as defined in MI 61 - 101 ) : 1. was an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61 - 101 ) of the Company, Cummins, Air Liquide or any of their respective associates or affiliates (each, an “ Interested Party ” and, collectively, the “ Interested Parties ”) ; 2. was an advisor any of the Interested Parties in connection with the Arrangement other than the Special Committee and the Board pursuant to the Engagement Agreement; 3. was a manager or co - manager of a soliciting dealer group formed in respect of the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group) ; 4. had a material financial interest in the completion of the Arrangement; 5. was the external auditor of the Company or of an Interested Party; 6. was entitled to compensation dependent in whole or in part on an agreement, arrangement or understanding that gives it a financial incentive in respect of the conclusions reached in the Origin Valuation and Fairness Opinion ; 7. had a material financial interest in future business under an agreement, commitment or understanding involving any of the Interested Parties; 8. during the 24 months prior to the date of the Origin Valuation and Fairness Opinion: (i) had a material involvement in an evaluation, appraisal or review of the financial condition of any of the Interested Parties; (ii) had a material involvement in an evaluation, appraisal or review of the financial condition of the Company or an associated or affiliated entity of the Company ; (iii) acted as a lead or co - lead underwriter of a distribution of securities by any of the Interested Parties, or acted as a lead or co - lead underwriter of a distribution of securities by any of the Interested Parties if the retention of the underwriter was carried out at

- 34 - the direction or the request of any of the Interested Parties or paid for by any of the Interested Parties; or (iv) had a material financial interest in a transaction involving any of the Interested Parties or the Company; 9. was a lead or co - lead lender or manager of a lending syndicate in respect of the Arrangement; or 10. was a lender of a material amount of indebtedness in a situation where any of the Interested Parties is in financial difficulty, and the Proposed Transaction would reasonably be expected to have the effect of materially enhancing the lender’s position . Origin and its affiliates have not been engaged to provide any financial advisory services nor have they participated in any financing involving any of the Interested Parties, other than the services provided under the Engagement Agreement and as described herein . There are no understandings, agreements or commitments between Origin and its affiliates and any of the Interested Parties with respect to any future financial advisory or investment banking services . Origin and its affiliates may in the future, however, in the ordinary course of its business, provide financial advisory or investment banking services to any of the Interested Parties . In addition, during the ordinary course of business, Origin or its affiliates, associates or partners may actively trade Shares and/or other securities of the Company, or of any Interested Party for its or their own account and accordingly, may at any time hold a long or short position in such securities . The fees payable to Origin pursuant to the Engagement Agreement are not financially material to Origin . The Special Committee and the Board are satisfied that Origin is qualified and competent to provide the services under its engagement agreement and is independent within the meaning of MI 61 - 101 . Prior Valuations The Company has represented to Origin that no prior valuations (as defined in MI 61 - 101 ) have been prepared in the past 24 months . Valuation Methodologies The formal valuation set out in the Origin Valuation and Fairness Opinion is based on techniques and assumptions that Origin considers appropriate in the circumstances for the purpose of arriving at an opinion as to the range of fair market values of the Shares . In determining the fair market value of the Shares, Origin considered the following two valuation methodologies, which are widely recognized and accepted by industry participants and financial valuators as appropriate measures of value for companies in the hydrogen fuel cell industry : 1. discounted cash flow (“ DCF ”) analysis; and 2. comparable company analysis In addition, Origin reviewed the results of a precedent transactions analysis but did not rely upon it in order to arrive at its conclusion regarding the fair market value of the Shares . Origin used the DCF analysis as one of two principal methodologies in order to arrive at its conclusion regarding the fair market value of the Shares . The DCF methodology reflects the growth prospects and risks inherent in the Company’s business by taking into account the amount, timing and relative certainty of the projected after - tax unlevered free cash flows (the “ Unlevered Free Cash Flows ”) expected to be generated by the Company . The DCF approach requires that certain assumptions be made regarding, among other things, the drivers of future Unlevered Free Cash Flows, discount rates, and terminal values . The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values of the Shares . Origin’s DCF analysis involved discounting to a present value the Company’s projected Unlevered Free Cash Flows from January 1 , 2019 until December 31 , 2023 under the Management Forecast (as defined in the in the

- 35 - Formal Valuation), including terminal values determined as at December 31 , 2023 using an appropriate weighted average cost of capital (“ WACC ”) as the discount rate . Origin applied the comparable company methodology to the Company as the second principal methodology in order to arrive at its conclusion regarding the fair market value of the Shares . The comparable company approach considers the implied financial metrics for comparable companies which provide a general measure of relative value . Ideally, comparable companies would be comparable in terms of operating characteristics, growth prospects, risk profile and size . Origin identified, reviewed and compared the comparable companies across a variety of factors including, among others, enterprise value, expected revenue growth, EBITDA margin, business mix and leverage . Forecast financial data was sourced from consensus equity research analyst estimates and Origin applied adjustments to such financial information to align the time periods of the forecast to reflect calendarization . Origin reviewed the results of the precedent transactions methodology as applied to the Company but did not rely upon it in order to arrive at its conclusion regarding fair market value of the Shares for the reasons described in the Valuation . The precedent transactions approach considers the implied financial metrics for historical acquisitions of comparable companies . The prices paid for similar companies and assets and their implied multiples provide a general measure of relative value . Ideally, comparable precedent transactions would be comparable in terms of operating characteristics, growth prospects, risk profile and size . Origin considered enterprise value to revenue to be the primary valuation multiple when applying the precedent transactions methodology to the Company . Origin applied the comparable precedent transactions methodology to calculate an enterprise value for the Company and then adjusted for the value impact of the Company’s net debt to determine the resulting implied value per Share . In arriving at its opinion as to the fair market value of the Shares, Origin made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology . With respect to the DCF analysis Origin generally placed greater weighting on the Strategic Acquiror DCF analysis (as defined in the Formal Valuation) than the Standalone DCF analysis (as defined in the Formal Valuation) . Conclusion The Origin Valuation and Fairness Opinion provided that as of June 28 , 2019 , based upon and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion and valuation, the fair market value of the Shares is in the range of $ 12 . 41 and $ 16 . 36 and the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders . The full text of the Origin Valuation and Fairness Opinion, which sets forth among other things, the assumptions made, information reviewed, matters considered, and limitations and qualifications on the review undertaken by Origin in connection with the Origin Valuation and Fairness Opinion, is attached as Appendix “H” to this Circular . Shareholders are urged to read the Origin Valuation and Fairness Opinion in its entirety . The summary of the Origin Valuation and Fairness Opinion is qualified in its entirety by the full text of the Origin Valuation and Fairness Opinion . Neither the Valuation nor the Fairness Opinion is to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement or as an opinion concerning the expected trading prices of the Shares absent completion of the Arrangement . Recommendation of the Special Committee As described above under “ Background to the Arrangement ”, the Board established a Special Committee to, among other things, supervise, revised and consider proposals from third parties to pursue a transaction that might involve the acquisition of the Company or other strategic alternatives, carry out and supervise any negotiations regarding a proposed transaction, make recommendations to the Board related thereto and, if necessary, supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61 - 101 . The Special Committee was comprised of Douglas S . Alexander (Chair), Sara Elford, David C . Ferguson and Don Lowry, all of whom are independent, and it met on numerous occasions both as a committee with solely its members and advisors present and with management, where appropriate . In - camera meetings of both the Special Committee and the Board were held .

- 36 - The Special Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement . The Special Committee recommends that the Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution . In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “ Background to the Arrangement - Reasons for the Recommendation ” . Specifically, the Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company, and after taking into account the advice of the Company’s financial and legal advisors and the advice of management of the Company Recommendation of the Board After consultation with its legal and financial advisors and its receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, the Board (excluding Mr . Pierre - Etienne Franc), has unanimously determined that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . Accordingly, the Board (excluding Mr . Pierre - Etienne Franc) unanimously recommends that the Shareholders (other than Hydrogen Company and its affiliates) vote FOR the Arrangement Resolution . Each director and officer of the Company who beneficially owns or exercises control or direction over Shares has agreed to vote all of such individual’s Shares FOR the Arrangement Resolution pursuant to the terms of such individual’s Voting Support Agreement . In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “ Reasons for the Recommendation ” . The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of the business, financial condition and prospects of the Company . After consultation with the Company’s financial and legal advisors, input of management and receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, the Board has unanimously determined (excluding Mr . Pierre - Etienne Franc) that the Arrangement is fair to Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company . The Company on behalf of the Board and Special Committee, retained Houlihan Lokey and Origin to act as financial advisors to the Board, Special Committee and the Company and to provide the Houlihan Lokey Fairness Opinion (in the case of Houlihan Lokey) and the Origin Valuation and Fairness Opinion (in the case of Origin) to the Board and the Special Committee . Reasons for the Recommendation In making its recommendation, each of the Special Committee and the Board carefully considered the Arrangement and consulted with and received advice from its financial and legal advisors . The Special Committee reviewed a significant amount of information and considered a number of factors in making its recommendation to the Board that it approve the Arrangement and the Arrangement Agreement and that it recommend to Shareholders (other than Hydrogen Company and its affiliates) that they vote FOR the Arrangement Resolution . The Board similarly reviewed a significant amount of information and considered a number of factors in making its recommendation to Shareholders (other than Hydrogen Company and its affiliates) to vote FOR the Arrangement Resolution approving the Arrangement . Neither the Special Committee nor the Board attempted to assign relative weights to the various factors they considered . In addition, individual members of the Special Committee and the Board may have given different weights to different factors . The following discussion of the information and factors considered and evaluated by the Special Committee and the Board is not intended to be exhaustive of all factors considered and evaluated by the Special Committee and the Board . The conclusions and recommendations of the Special Committee and the Board were made

- 37 - after considering the totality of the information and factors considered. In reaching its determination the Special Committee and the Board considered, among other things:  Origin Valuation and Fairness Opinion . The verbal Origin Valuation and Fairness Opinion delivered to the Special Committee and the Board (subsequently confirmed in writing), which concluded that, as at June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such valuation and opinion, (i) the fair market value of the Shares is in the range of $ 12 . 41 and $ 16 . 36 per Share and (ii) the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders .  Houlihan Lokey Fairness Opinion . The verbal Houlihan Lokey Fairness Opinion delivered to the Special Committee and the Board (subsequently confirmed in writing), which concluded that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement is fair, from a financial point of view, to such Shareholders .  Pricing Terms . The Consideration to be paid pursuant to the Arrangement for each Share : (i) is within the range of values set out in the Origin Valuation and Fairness Opinion, and (ii) represents a premium of approximately 21 . 6 % to the 30 - day volume - weighted average price of the Shares on NASDAQ and a 38 . 8 % to the 90 - day volume - weighted average price of the Shares on NASDAQ for the period ending June 27 , 2018 .  Cash Consideration . The Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) will be payable entirely in cash which provides such Shareholders with certainty of value and immediate liquidity and is not subject to market fluctuations .  Company’s Prospects . The Special Committee and the Board concluded, after a thorough review and after the receipt of financial advice from two highly qualified financial advisors, that the cash Consideration offered to Shareholders (other than Hydrogen Company and its affiliates) under the Arrangement is more favourable to such Shareholders than the potential value that might have resulted from other strategic alternatives reasonably available to the Company, including (i) remaining a publicly traded company and continuing to pursue the Company’s strategic plan on a stand - alone basis, or (ii) exploring the possibility of other strategic transactions, in each case, taking into consideration the potential rewards, risks and uncertainties associated with those other alternatives, the Company’s current and historical financial condition and results of operations .  Arm’s length negotiation . The terms and conditions of the Arrangement and the Arrangement Agreement is the result of a rigorous negotiation process that was undertaken at arm’s length with the oversight and participation of the Special Committee and the Company’s financial and legal advisors . After lengthy negotiations with Cummins, the Special Committee and the Board, after considering advice from their financial advisors, concluded that $ 15 . 00 per Share, which represents an increase of 66 . 6 % from the high - end of the price range included in the first unsolicited proposal made by Cummins in December, 2018 and an increase of over 15 % from the price proposed by Cummins on June 25 , 2019 , is the highest price that the Purchaser was willing to pay to acquire the Company .  Special Committee oversight . The negotiation of the Arrangement was overseen and directed by the Special Committee, which is comprised entirely of independent directors . The Special Committee and the Board were advised by highly qualified financial and legal advisors . The Arrangement was unanimously recommended to the Board by the Special Committee .  Reasonable likelihood of completion . Cummins’ obligation to complete the Arrangement is subject to a limited number of conditions and the Arrangement is not subject to any regulatory, due diligence or financing conditions .  Identity of Cummins . The Special Committee and the Board believes that Cummins is an attractive counterparty with which to transact and that the Arrangement is otherwise expected to benefit the Company

- 38 - and its stakeholders, including the Company’s employees, based upon the Purchaser’s plans and intentions. The Purchaser’s obligations under the Arrangement Agreement are unconditionally guaranteed by Cummins.  Voting Support Agreements . Hydrogen Company, which holds 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares, has entered into a voting support agreement with the Purchaser and Cummins to vote in favour of the Arrangement . All directors and certain officers of the Company who beneficially own or exercise control or direction over Shares, who as of the date hereof collectively hold approximately 1 % of the issued and outstanding Shares, have also entered into voting support agreements with the Purchaser and Cummins to vote in favour of the Arrangement . See “ The Arrangement – Voting Support Agreements ” .  Hydrogen Company and Cummins’ arrangement . The Arrangement is being completed jointly with Hydrogen Company, which holds 3 , 537 , 931 Shares, representing approximately 18 . 6 % of the issued and outstanding Shares, pursuant to the Funding and Investment Agreement . The arrangement between Cummins and Hydrogen Company is expected to benefit the Company and its stakeholders . The Special Committee and the Board are of the opinion that the Arrangement process affords satisfactory procedural fairness to Shareholders (other than Hydrogen Company and its affiliates), insofar as:  the Arrangement Resolution must be approved by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to MI 61 - 101 , which, in this case, consists of the Shares held by Hydrogen Company, Daryl Wilson (the Company’s Chief Executive Officer) and Joseph Cargnelli (the Company’s Chief Technology Officer)  the Arrangement must also be approved by the Court, which will consider the fairness and reasonableness of the Arrangement ;  the Board retains the ability, in certain circumstances, to respond to and accept, in accordance with its fiduciary duties, unsolicited Superior Proposals and the payment of the Termination Fee to the Purchaser is an appropriate inducement for Cummins to enter into the Arrangement Agreement ;  if the Arrangement Agreement is terminated, Hydrogen Company will be released from its obligations in its voting support agreement with the Purchaser and Cummins ; and  Registered Shareholders, as of the Record Date, have the right to exercise Dissent Rights in connection with the Arrangement, subject to compliance with the requirements applicable to the exercise of Dissent Rights . The Special Committee and the Board also considered a number of potential risks and negative factors relating to the Arrangement, including the following:  the risks to the Company if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement, the diversion of management’s attention away from conducting the Company’s business in the ordinary course and the potential impact on the Company’s current business relationships (including with current, future and prospective employees, customers, suppliers and partners) ;  that, if the Arrangement is successfully completed, the Company will no longer exist as an independent public company and the consummation of the Arrangement will eliminate the opportunity for Registered Shareholders to participate in potential longer term benefits of the business of the Company that might result from future growth and the potential achievement of the Company’s long - term plans to the extent that those benefits, if any, exceed the benefits reflected in the consideration to be received under the Arrangement and with the understanding that there is no assurance that any such long term benefits will in fact materialize ;  the fact that the trading price of the Shares was rising significantly in the days prior to the announcement of the Arrangement and that the Consideration of $ 15 . 00 per Share to be received by Shareholders (other than Hydrogen Company and its affiliates) pursuant to the Arrangement is less than the closing price of $ 15 . 50

- 39 - for the Shares on NASDAQ on June 27 , 2018 , the last trading day on NASDAQ before the announcement of the Arrangement, despite representing a significant premium to the historical trading price for the Shares over the past 12 months ;  the conditions to the Purchaser’s obligation to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain limited circumstances ;  the prohibition contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, including the prohibition on the Company’s ability to waive any provision of any existing confidentiality, standstill or similar agreement or restriction relating to a potential acquisition proposal, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Company must pay the Termination Fee to the Purchaser ; and  the fact that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement . The Special Committee’s and the Board’s reasons contain forward - looking information and are subject to various risks and assumptions . See “ Hydrogenics Corporation Management Information Circular - Caution Regarding Forward - Looking Statements and Information ” and “ Risk Factors ” . Risks Relating to the Arrangement The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company and the Purchaser, including approval of Shareholders and the Court . There can be no certainty, nor can the Company or the Purchaser provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective ” . The Special Committee and the Board considered a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement, including the risks disclosed under “ Risk Factors ” . Risks Related to the Company If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and prospects . Such risk factors are set forth and described in the Company’s annual information form for the year ended December 31 , 2018 and in the Company’s management’s discussion and analysis of results of operations and financial condition for the three - month period ended March 31 , 2019 , which are available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . THE ARRANGEMENT The following is a summary only of the material terms of the Plan of Arrangement and certain related matters and is qualified in its entirety by the full text of the Plan of Arrangement, a copy of which is attached as Appendix “F” to this Circular . Required Shareholder Approval If the Arrangement Resolution is passed by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to items (a) through (d) of section 8 . 1 (2) of MI 61 - 101 and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a Court - approved plan of arrangement under the CBCA . See “ Principal Legal Matters ” .

- 40 - The Arrangement Resolution must receive the Shareholder Approval in order for the Company to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order . Notwithstanding the receipt of Shareholder Approval, the Company and the Purchaser reserve the right in certain circumstances to not proceed with the Arrangement in accordance with the terms of the Arrangement Agreement . Treatment of Company Securities As of July 19 , 2019 , there were Company Options to acquire an aggregate of 818 , 543 Shares outstanding, 134 , 097 DSUs and 178 , 217 RSUs outstanding . There were no PSUs issued and outstanding and the Company has agreed to not issue any Company Options, DSUs, RSUs or PSUs without the consent of the Purchaser . There are no other such rights, warrants, options or other securities convertible into Shares . Shares If the Arrangement is consummated, the Purchaser will acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the cash consideration from the Purchaser for its Shares . See “ The Arrangement - Hydrogen Company Funding and Investment Agreement ” . Assuming that no Registered Shareholder (as of the Record Date) validly exercises its Dissent Rights, the aggregate Consideration that will be payable under the Arrangement is approximately $ 232 million . See “ Procedure for the Delivery of Securities and Payment of Consideration ” and “ Dissent Rights ” . Company Options Under the terms of the Plan of Arrangement, each outstanding Company Option (whether vested or unvested) will be disposed of and surrendered by the holder thereof to the Company without any act or formality on its part in exchange for a cash payment by the Company equal to the amount (if any) by which (A) the product of the number of Shares underlying such Company Option and the Consideration exceeds (B) the aggregate exercise price payable under such Company Option by the holder to acquire the Shares underlying such Company Option . For greater certainty, where such amount is a negative, neither the Company nor Purchaser will be obligated to pay the holder of such Company Option any amount in respect of such Company Option . For greater certainty, such payment shall be net of applicable withholdings . The Omnibus Incentive Plan and Legacy Option Plan will be cancelled upon closing of the Arrangement . DSUs, PSUs and RSUs Under the terms of the Plan of Arrangement each DSU, PSU and RSU (whether vested or unvested) will be disposed of and surrendered by the holder thereof to the Company without any act or formality on its part to the Company in exchange for a cash payment by the Company equal to the Consideration, less any applicable withholdings . The Omnibus Incentive Plan and DSU Plan will be cancelled upon closing of the Arrangement . Arrangement Mechanics The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix “F” to this Circular . Terms with initial capital letters referenced in this section not defined in the glossary in Appendix “A” to this Circular shall have the meaning given to them in the Plan of Arrangement . Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order set out in the Plan of Arrangement . None of the steps in the Plan of Arrangement will occur unless all of the steps in the Plan of Arrangement occur . Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order and with five (5) minutes between each step (except that the steps in (c), (d) and (e) below shall occur simultaneously) without further act or formality :

- 41 - (a) Purchaser shall lend an amount equal to the Loan Amount to the Company . To evidence such loan, the Company shall deliver to Purchaser a duly issued and executed non - interest bearing demand promissory note with a principal amount equal to the Loan Amount ; (b) each (a) Company Option, (b) DSU, (c) PSU and (d) RSU, in each case, whether vested or unvested, and outstanding immediately prior to the Effective Time, without any further action on behalf of the holder thereof and without any payment except as provided in the Plan of Arrangement and notwithstanding the terms of the applicable Omnibus Incentive Plan, Legacy Option Plan or DSU Plan shall be disposed of and surrendered by the holder thereof to the Company without any act or formality on its or their part and without any further liability to the Company in exchange for a cash payment by the Company equal to: (i) with respect to each outstanding Company Option, the amount (if any) by which (A) the product of the number of Shares underlying such Company Options and the Consideration exceeds (B) the aggregate exercise price payable under such Company Option, by the holder to acquire the Shares underlying such Company Option and, for greater certainty, where such amount is a negative, neither the Company nor Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option . For greater certainty, such payment shall be net of applicable withholdings ; and (ii) with respect to each such outstanding DSU, PSU or RSU, the amount of the Consideration, and, for greater certainty, such payment shall be net of applicable withholdings ; At the effective time of this step, all Company Options, DSUs, PSUs and RSUs outstanding immediately prior to the Effective Time and the DSU Plan, Omnibus Incentive Plan and the Legacy Option Plan shall be cancelled ; (c) each Share in respect of which Dissent Rights have been validly exercised shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in consideration for the right to be paid fair value for such Shares as set out in Article 3 of the Plan of Arrangement, and: (i) such Dissenting Shareholder shall cease to be the holder of such Shares and to have any rights as Shareholder other than the right to be paid the fair value for such Shares as set out in Article 3 of the Plan of Arrangement, (ii) the name of such Dissenting Shareholder will be removed from the register of holders of Shares (in respect of the Shares for which Dissent Rights have been validly exercised), and (iii) the Purchaser shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Encumbrances; (d) each remaining Share outstanding immediately prior to the Effective Time (including any Share issued upon the effective exercise of Company Options or settlement of RSUs or PSUs prior to the Effective Time), other than Shares held by the Purchaser or Cummins and other than the Air Liquide Common Shares, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in exchange for a payment in cash equal to the Consideration, and: (i) such Shareholder shall cease to be a Shareholder, (ii) the name of such holder will be removed from the register of holders of Shares, and (iii) Purchaser shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares, free and clear of any Encumbrances, and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depositary (acting on behalf of Purchaser) of the certificate formerly representing Shares and a Letter of Transmittal as more fully described in Section 2.3 of the Plan of Arrangement; and (e) each Air Liquide Common Share which is outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred by Hydrogen Company to the Purchaser (free and clear of all Encumbrances) in exchange for the Air Liquide Consideration and: (i) Hydrogen Company shall cease to be the holder of the Air Liquide Common Shares and to have any rights as holder thereof other than the right to be paid the Air Liquide Consideration in accordance with this

- 42 - Plan of Arrangement; (ii) Hydrogen Company’s name shall be removed as the holder of the Air Liquide Common Shares from the register of Shares maintained by or on behalf of the Company; and (iii) Purchaser shall be deemed to be the transferee of the Air Liquide Common Shares (free and clear of all Encumbrances) and shall be entered in the register of Shares, as applicable, maintained by or on behalf of the Company. Voting Support Agreements Hydrogen Company, who as at the date hereof holds approximately 18 . 6 % of the issued and outstanding Shares, has entered into a voting support agreement with Cummins and the Purchaser to vote in favour of the Arrangement . In addition, the Locked - Up Directors and Officers, who as of the date hereof collectively hold approximately 1 % of the issued and outstanding Shares (together with any Company Options, DSUs, PSUs and RSUs owned by the Locked - Up Directors and the Shares held by Hydrogen Company, the “ Subject Securities ”), have also entered into voting support agreements with Cummins and the Purchaser to vote in favour of the Arrangement (each a “ Voting Support Agreement ”) . Until the Effective Time, the covenants of Hydrogen Company and the Locked - Up Directors and Officers who have entered into such Voting Support Agreements (collectively, the “ Locked - Up Shareholders ”) include, among other things : (a) not to sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, without having first obtained the prior written consent of Purchaser, other than (i) pursuant to the Arrangement Agreement, or (ii) if applicable, the exercise of Company Options, PSUs or RSUs in accordance with their terms for Shares that will become subject to the Voting Support Agreement as if they were Subject Securities owned by the Shareholder on the date of the Voting Support Agreement ; or (b) not to, other than as set forth in the Voting Support Agreement, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Securities, or enter into a voting agreement, understanding or arrangement with respect to (i) the right to vote, (ii) the calling of meetings of Shareholders or (iii) the giving of any consents or approvals of any kind with respect to any Subject Securities. (c) to vote (or cause to be voted) all the Subject Securities at any meeting of any of the securityholders of the Company at which the Shareholder is entitled to vote, including without limitation the Meeting, and in any action by written consent of the Shareholders : (i) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement) ; and (ii) against any: (A) Acquisition Proposal; (B) in the case of the Locked - Up Directors and Officers, merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving the Company ; (C) in the case of the Locked - Up Directors and Officers, sale, lease or transfer of any significant part of the assets of the Company (in each case other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving Cummins or Purchaser or their affiliates) ; (D) action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement ; and

- 43 - (E) action that would result in a breach of any covenant or other obligation of the Company in the Arrangement Agreement. (d) to deposit a proxy (or other appropriate voting instrument), duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Meeting, voting all such Subject Securities in favour of the Arrangement Resolution and that neither it nor any person on its behalf will take any action to revoke, amend or invalidate any proxy deposited by the Shareholder pursuant to the Voting Support Agreement unless prior written consent from Purchaser has been obtained or the Voting Support Agreement is terminated . The Locked - Up Shareholders also consent to : (e) details of the Voting Support Agreement being set out in any information circular and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by the Voting Support Agreement and the Arrangement Agreement ; and (f) the Voting Support Agreement being made publicly available, including by filing on SEDAR and EDGAR . The Voting Support Agreements contain customary termination provisions and shall terminate and be of no further force or effect upon the earliest to occur of (a) the agreement in writing of Cummins, the Purchaser and the Locked - Up Shareholder ; (b) the termination of the Arrangement Agreement in accordance with its terms ; in the case of Hydrogen Company, the Funding and Investment Agreement is terminated in accordance with its terms ; and (d) in the case of the Locked - Up Directors and Officers, written notice by the Locked - Up Director or Officer if : (i) the Effective Time has not occurred on or prior to the Outside Date; (ii) the Arrangement Agreement is amended to decrease or change the form of the Consideration, or is amended in any other respect that is materially adverse to the Locked - Up Director or Officer ; (iii) Cummins or the Purchaser has not complied in all material respects with the covenants in the Voting Support Agreement or the Arrangement Agreement ; or (iv) the Company is entitled to terminate its obligations under the Arrangement Agreement or if there is a Change in Recommendation . The preceding is only a summary of the Voting Support Agreements and is qualified in its entirety by reference to the full text of each of the Voting Support Agreements, copies of which are available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . Hydrogen Company Funding and Investment Agreement Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the Consideration from the Purchaser for its Shares . Such agreement is governed by a Funding and Investment Agreement entered into between Cummins and Hydrogen Company dated June 28 , 2019 (the “ Funding and Investment Agreement ”) . Upon completion of the Arrangement and pursuant to the Funding and Investment Agreement, it is anticipated that Hydrogen Company will own approximately 18 . 6 % of the common shares of the Purchaser, while Cummins will own the remaining approximately 81 . 4 % of the common shares of the Purchaser . The Funding and Investment Agreement further provides that Hydrogen Company will purchase additional common shares of the Purchaser for a purchase price valued at the price paid to the Shareholders in connection with the Plan of Arrangement, for an ultimate indirect interest of the Company of approximately 19 . 6% .

- 44 - Covenants The Funding and Investment Agreement contains covenants of Hydrogen Company and Cummins, including, but not limited to : (a) cooperating, negotiating, and finalizing a shareholders agreement containing provisions for the post - closing governance of the Purchaser and the Company and other arrangements regarding its ownership of shares of the Purchaser after the completion of the Arrangement ; (b) performing and complying with all agreements, representations, warranties and covenants required to be performed by such party under the Arrangement Agreement, Voting Support Agreement, Funding and Investment Agreement and transactions contemplated by the Arrangement Agreement ; (c) taking all necessary actions to consummate the Arrangement including using commercially reasonable efforts to (A) obtain all necessary consents, approvals and authorizations as are required to be obtained by such Party with respect to the Arrangement Agreement, Hydrogen Company Voting Support Agreement, Funding and Investment Agreement and transactions contemplated by the Arrangement Agreement ; (B) lift or rescind any injunction or restraining order or other order adversely affecting the ability of such Party to consummate the Arrangement Agreement, Hydrogen Company Voting Support Agreement, Funding and Investment Agreement and transactions contemplated by the Arrangement Agreement ; and (C) fulfill all conditions and satisfying all provisions of the Arrangement Agreement, Hydrogen Company Voting Support Agreement, Funding and Investment Agreement and transactions contemplated by the Arrangement Agreement provided that the foregoing covenants (a), (b) and (c) shall not be applicable if (and to the extent that) any individual who is a director of the Company would breach his or her fiduciary duties to the Company by taking (or refusing to take) a specific action (or recusing himself or herself from voting on a specific action) ; and (d) not taking any action that will, or would reasonably be expected to, result in a breach or violation of the Arrangement Agreement, Hydrogen Company Voting Support Agreement, Funding and Investment Agreement and transactions contemplated by the Arrangement Agreement . The Purchaser has also covenanted to the Company, as part of the Arrangement Agreement, not to amend or alter, or agree to amend or alter, the Funding and Investment Agreement or the Hydrogen Company Voting Support Agreement or enter into or amend any agreement with Hydrogen Company in any manner that would impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement, in each case, without the prior written consent of the Company . Stock Exchange Delisting and Reporting Issuer Status The Shares are currently listed for trading on the TSX under the symbol “HYG” and on NASDAQ under the symbol “HYGS” . The Shares are expected to be delisted from the TSX and NASDAQ as soon as practicable following completion of the Arrangement . Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the registration of Shares under the Exchange Act will be terminated . Sources of Funds for the Arrangement The Purchaser estimates that the total amount of funds required to complete the transactions contemplated by the Arrangement Agreement will be approximately $ 248 . 5 million . This amount includes, among other things, sufficient cash to pay for : (i) the Shares, other than the Shares held by Hydrogen Company (the Purchaser will not need additional funds to purchase the Shares held by Hydrogen Company as Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser in lieu of cash pursuant to the Plan of Arrangement) ; (ii) the amounts payable in respect of outstanding Company Options, DSUs, PSUs and RSUs ; and (iii) the payment of fees and related expenses .

- 45 - Cummins and the Purchaser expect the amount to be paid for with cash on hand . Cummins and the Purchaser represented in the Arrangement Agreement that they have, or will have, sufficient funds to consummate the transactions contemplated by the Arrangement Agreement . The Arrangement is not subject to a financing condition . Insurance and Indemnification Consistent with standard practice in similar transactions, in order to ensure that directors and officers do not lose or forfeit their protection under liability insurance policies maintained by the Company, the Arrangement Agreement provides for the maintenance of such protection for six years . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Insurance and Indemnification ” . Regulatory Matters Controlled Goods Filing The Company is registered under Canada’s Controlled Goods Program (“ CGP ”) . The CGP is a registration program for those persons who are examining, possessing or transferring “controlled goods” as listed in the Schedule to Canada’s Defence Production Act . Registration is also required for anyone who wishes to export controlled goods from Canada and is applying for a permit from Global Affairs Canada . Pursuant to section 9 of the Canadian Controlled Goods Regulations , the Company has submitted a notification to Public Services and Procurement Canada (“ PSPC ”), the administrator of the CGP, notifying PSPC of the change of control of the Company that will result upon the completion of the Arrangement . The consent to, or approval of, the Arrangement by PSPC is not required in order to complete the Arrangement and is not a condition precedent thereto . Investment Canada Act Under the Investment Canada Act , a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non - Canadian, may be subject to review (a “ Reviewable Transaction ”) and in such a case cannot be implemented unless the Canadian Minister of Innovation, Science and Economic Development (the “ ISED Minister ”) is satisfied, or is deemed to be satisfied, that the transaction is “likely to be a net benefit to Canada” . The Arrangement is below the financial thresholds and is not a Reviewable Transaction . Any transaction that involves the acquisition of control of a Canadian business by a non - Canadian, including those that are not Reviewable Transactions because they fall below the applicable financial thresholds, require a notification to be filed under the Investment Canada Act not later than 30 days after the completion of the transaction . On receipt of the notification, the ISED Minister is entitled to review the proposed transaction and consider whether the acquisition could be injurious to national security . The Investment Canada Act contemplates an initial period of up to 45 days after the date a notification has been certified complete . However, if the ISED Minister has not completed his consideration by that date, the ISED Minister may serve notice under section 25 . 2 (1) of the Investment Canada Act to extend the time for him to decide whether to order a national security review for an additional 45 days . The ISED Minister and the Governor - in - Council may also exercise other rights to extend the period of a national security review, if one is ordered, to up to 200 days from the date the filing has been certified complete . However, if the national security review has not been completed by that date, the ISED Minister and the non - Canadian buyer may agree to extend the review period for an additional defined period of time . The Arrangement is not a Reviewable Transaction . The Company will file a notification under the Investment Canada Act in respect of the Arrangement within the prescribed time following completion of the Arrangement . The filing of the notification under the Investment Canada Act is not required in order to complete the Arrangement and is not a condition precedent thereto . Effects on the Company if the Arrangement is not Completed If the Arrangement is not completed for any reason, Shareholders will not receive payment for any of their Shares, the Company will remain a reporting issuer and the registration Shares under the Exchange Act will not be terminated, and the Shares will continue to be listed and traded on the TSX and NASDAQ . If applicable, the Depositary will return any certificates deposited with the Depositary to the applicable Shareholder or, in the case of delivery by book - entry transfer, credit the Shares to the applicable account . If the Arrangement Agreement is terminated prior to consummation of the Arrangement, the Company will be required, in certain circumstances, to pay the Purchaser a

- 46 - $ 8 . 9 million Termination Fee . For more information, see “ The Arrangement Agreement – Summary of the Arrangement Agreement – Termination of the Arrangement Agreement”, “The Arrangement Agreement – Summary of the Arrangement Agreement – Termination Fee and Expenses” and “Risk Factors ” . PROCEDURE FOR THE DELIVERY OF SECURITIES AND PAYMENT OF CONSIDERATION Letter of Transmittal A Letter of Transmittal has been mailed, together with this Circular, to each person who was a Registered Shareholder on the Record Date (other than Hydrogen Company) . Such Registered Shareholders must forward a properly completed and duly executed Letter of Transmittal, with accompanying certificates representing their Shares, or the necessary confirmation of a book - entry transfer, and other relevant documents in order to receive the Consideration and any entitlements to which such Shareholder is entitled under the Arrangement . A Registered Shareholder must complete and sign the Letter of Transmittal enclosed with this Circular and deliver such Letter of Transmittal (or a manually executed facsimile copy thereof) together with the certificates representing their Shares, or the necessary confirmation of a book - entry transfer, and the other documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal . A Registered Shareholder can obtain additional copies of the Letter of Transmittal by contacting the Depositary . The Letter of Transmittal is also available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully . The tendering of a Letter of Transmittal will constitute a binding agreement between the Registered Shareholder, the Company and the Purchaser upon the terms and subject to the conditions of the Letter of Transmittal and the Arrangement . In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of the certificates representing the Shares, together with the duly completed and executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile copy thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other documents and instruments the Depositary may reasonably require . The Depositary will pay the Consideration a Registered Shareholder (other than Hydrogen Company and its affiliates) is entitled to receive in accordance with the instructions in the Letter of Transmittal . Non - Registered Shareholders should contact their intermediaries, such as brokers, investment dealers, banks, trust companies, clearing agencies or other nominees, for instructions and assistance on how to receive the Consideration for their Shares . Except as otherwise provided in the instructions to the Letter of Transmittal, any signature on the Letter of Transmittal must be guaranteed by an Eligible Institution . If a Letter of Transmittal is executed by a person other than the registered holder of the certificates deposited therewith, the certificates, if any, must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered holder(s) and the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on such certificate . All questions as to validity, form, eligibility (including timely receipt) and acceptance of any delivered Shares shall be determined by the Purchaser, acting reasonably in its sole discretion . Holders of delivered Shares agree such determination shall be final and binding and (a) acknowledges that the Company reserves for itself the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction ; (b) the Company reserves for itself the absolute right to waive any defect or irregularity in the deposit of any delivered Shares ; and (c) there shall be no duty or obligation on the part of the Company, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in the deposit of Delivered Shares and no liability shall be incurred by any of them for failure to give such notice . The method used to deliver the Letter of Transmittal and certificates, and all other required documents is at the option and risk of the person depositing the same . Delivery will be deemed effective only when such documents are actually received by the Depositary at its office in Toronto, Ontario, Canada . The Company recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt

- 47 - requested be used and that appropriate insurance be obtained . If Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy thereof) must accompany each such delivery . If any instrument or certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement (or an affidavit of loss and bond or other indemnity pursuant to the Plan of Arrangement), together with such other documents or instruments that are required to be delivered by such former Registered Shareholder in order to receive payment for its Shares and all other instruments required by the Plan of Arrangement, are not deposited on or prior to the second ( 2 nd) anniversary of the Effective Date, such instrument and certificate shall cease to represent a claim or interest of any kind or nature against the Company or the Purchaser . On such date, the aggregate Consideration to which the former Registered Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to the Purchaser and shall be returned to the Purchaser by the Depositary . In the event that any instrument or certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder claiming such instrument or certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed instrument or certificate a certified cheque representing the appropriate aggregate amount of Consideration deliverable to such Shareholder in accordance with the Plan of Arrangement . When authorizing such payment in exchange for any lost, stolen or destroyed instrument or certificate, the Shareholder to whom such payment is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Purchaser, the Company and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to each of them against any claim that may be made against the Purchaser or the Depositary with respect to the instrument or certificate alleged to have been lost, stolen or destroyed . Payment of Consideration Following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement, provided that all conditions precedent set out in the Arrangement Agreement have been satisfied or waived, the Purchaser will provide the Depositary with sufficient funds in trust to pay the aggregate Consideration to be paid to Shareholders (other than Hydrogen Company) (including the Company Options, DSUs, PSUs and RSUs) . The funds will be held by the Depositary in trust for Shareholders on terms and conditions satisfactory to the Company, the Depositary and the Purchaser, each acting reasonably . The Purchaser will also loan sufficient funds to the Company to allow the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled pursuant to, and in accordance with, the Arrangement . Registered Shareholders who deposit a properly completed and duly executed Letter of Transmittal, together with accompanying certificates representing their Shares, or the necessary confirmation of a book - entry transfer, will be forwarded the consideration to which they are entitled under the Arrangement, with such surrendered certificates being cancelled . Registered Shareholders who do not forward to the Depositary a properly completed and duly executed Letter of Transmittal, together with the certificates representing their Shares, or the necessary confirmation of a book - entry transfer, and the other relevant documents, will not receive the consideration to which they are otherwise entitled until deposit thereof is made, provided that if such deposit is not made on or prior to the second ( 2 nd) anniversary of the Effective Date, such Registered Shareholder shall be deemed to have forfeited to the Purchaser such Shares . Whether or not Registered Shareholders forward their certificates upon the completion of the Arrangement on the Effective Date, Registered Shareholders will cease to be holders of Shares as of the Effective Date and certificates representing Shares shall represent only (a) the right to receive the consideration that the former Shareholder is entitled to in accordance with the terms of the Arrangement until the second ( 2 nd) anniversary of the Effective Date or (b) in the case of Registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Shares in accordance with the Plan of Arrangement and the Interim Order . See “ Dissent Rights ” . Once a former Registered Shareholder who has complied with the procedures set out above and in the Letter of Transmittal is entitled to a payment of Consideration in accordance with the Arrangement and after receipt of all required documents, the Depositary shall cause individual cheques to be : (a) forwarded by first class mail, postage pre - paid, to the person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Registered Shareholder in the register of Shareholders

- 48 - maintained by or on behalf of the Company ; or (b) if requested by such Registered Shareholder, made available or caused to be made available at the Depositary for pick up by such Registered Shareholder . The Depositary will contact each Registered Shareholder that is entitled to receive aggregate Consideration of C $ 25 million or greater for purposes of obtaining account details as each such Registered Shareholder’s payment of Consideration will be made by wire transfer . The Depositary will act as the agent of Shareholders who have deposited Shares pursuant to the Plan of Arrangement for the purpose of receiving the Consideration from the Purchaser and transmitting payment from the Purchaser to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by Shareholders depositing Shares . Under no circumstances will interest accrue or be paid by the Purchaser or the Depositary to Shareholders on the Consideration, regardless of any delay in making such payment . The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by the Company against certain liabilities under applicable securities laws and expenses in connection therewith . The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder such amounts as the Company, the Purchaser or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable Law . DISSENT RIGHTS Dissent Rights The following is only a summary of the dissent rights provided for in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, which are technical and complex . It is recommended that any Registered Shareholder (as of the Record Date) wishing to avail himself, herself or itself of Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the Plan of Arrangement may prejudice his, her or its Dissent Rights . The following summary is qualified in its entirety by the provisions of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA, which are set forth in Appendices “F”, “C” and “I”, respectively . The Interim Order expressly provides Registered Shareholders, as of the Record Date, with the right to dissent from the Arrangement Resolution as provided in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order . Pursuant to the Plan of Arrangement, the Dissenting Shares held by Dissenting Shareholders who validly exercise their Dissent Rights will be transferred and assigned to the Purchaser and be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act or formality on its part, to the Purchaser (free and clear of all Encumbrances) as provided in the Plan of Arrangement and if they (a) ultimately are entitled to be paid fair value for such Dissenting Shares shall : (i) in respect of such Dissenting Shares be treated as not having participated in the transactions under the Plan of Arrangement, other than the provisions of the Plan of Arrangement providing for the transfer and assignment of each Dissenting Share, (ii) be entitled to be paid, subject to any withholding rights, the fair value of such Dissenting Shares by the Company, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution is adopted at the Meeting, and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares ; or (b) ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares, shall in respect of such Dissenting Shares be treated as having participated in the Arrangement as if such Dissenting Shareholder had not dissented and shall receive the Consideration for such Dissenting Shares . Upon transfer and assignment of the Dissenting Shares to the Purchaser, the Dissenting Shareholders will cease to be holders of such Dissenting Shares and will cease to have any rights in respect of such Dissenting Shares other than the right to be paid, subject to withholding rights as set forth in the Plan of Arrangement, the fair value for their Dissenting Shares, which fair value will be determined as of the close of business on the day before the Arrangement Resolution is adopted at the Meeting .

- 49 - A Registered Shareholder (as of the Record Date) who wishes to dissent must provide a dissent notice to the Company c/o Torys LLP, 79 Wellington Street West, 30 th Floor, Box 270 , TD South Tower, Toronto, Ontario M 5 K 1 N 2 , Attention : Andrew Gray or by facsimile ( 416 - 865 - 7380 ) or by e - mail at : agray@torys . com , no later than 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, no later than 5 : 00 p . m . (Toronto time) on the day that is two Business Days immediately preceding the adjourned or postponed Meeting . Strict adherence to the procedures set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, is required in order to validly dissent and failure to do so may result in the loss of all Dissent Rights . Accordingly, each Shareholder who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of the Plan of Arrangement, Interim Order and the text of Section 190 of the CBCA, which are set forth in Appendices “F”, “C” and “I”, respectively, and consult such Shareholder’s legal advisor . The filing of a dissent notice does not deprive a Shareholder of the right to vote at the Meeting ; however, a Shareholder who has submitted a dissent notice and who votes in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights . A Registered Shareholder may exercise dissent rights in respect of the Shares he, she or it holds on behalf of one Beneficial Shareholder even if such Registered Shareholder has voted the Shares he, she or it holds on behalf of a different Beneficial Shareholder in favour of the Arrangement Resolution . A Registered Shareholder may not exercise dissent rights in respect of less than all of the Shares he, she or it holds on behalf of any one Beneficial Shareholder . A vote against the Arrangement Resolution will not constitute a dissent notice . The revocation of a proxy will not constitute a dissent notice . Persons who are beneficial owners of Shares registered in the name of a broker, investment dealer or other intermediary and who wish to dissent should be aware that only the registered holders of such Shares are entitled to dissent . Accordingly, a beneficial owner of Shares desiring to exercise his, her or its right to dissent must make arrangements for the registered holder of his, her or its Shares to dissent on his, her or its behalf . Registered Shareholders (as of the Record Date) who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the Plan of Arrangement will be more than or equal to the Consideration offered under the Arrangement . In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such holders Shares . Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order . In any case, it is not anticipated that additional Shareholder approval would be sought for any such variation . Recognition of Dissenting Shareholders In no circumstances will the Purchaser, the Company, the Depositary or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Shares, as of the Record Date, in respect of which such rights are sought to be exercised . For greater certainty, in no case will the Purchaser, the Company, the Depositary or any other person be required to recognize a Dissenting Shareholder as a holder of Shares in respect of which Dissent Rights have been validly exercised as at the time such Shares are transferred to the Purchaser as set out in the Plan of Arrangement . In addition to any other restrictions under the Interim Order, any person who has voted in favour of the Arrangement shall not be entitled to exercise Dissent Rights, and holders of Company Options, DSUs, PSUs and RSUs shall not be entitled to exercise Dissent Rights in respect of those securities . THE ARRANGEMENT AGREEMENT Summary of the Arrangement Agreement The Arrangement is being effected pursuant to the Arrangement Agreement . The Arrangement Agreement contains covenants, representations and warranties of and from each of the Company, the Purchaser and Cummins and various conditions precedent, both mutual and with respect to each party . The Arrangement Agreement is attached as Appendix “E” . The following is a summary of certain provisions of the Arrangement Agreement but is not intended to be complete . Please refer to the Arrangement Agreement for a full description of the terms and conditions thereof .

- 50 - Representations and Warranties The Arrangement Agreement contains customary representations and warranties made by the Company, the Purchaser and Cummins . The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement . Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser and Cummins or are subject to a standard of materiality or are qualified by a reference to a Material Adverse Effect . Therefore, Shareholders should not rely on the representations and warranties as statements of factual information . The Arrangement Agreement contains a number of customary representations and warranties provided by the Company relating to organization and qualification ; subsidiaries ; authority and enforceability ; board and special committee approvals ; capitalization ; government approvals, notices and filings ; third party consents, approvals and notices ; financial statements ; reporting status and securities laws matters ; books and records ; disclosure controls ; internal controls ; absence of certain undisclosed liabilities ; conduct of the Company’ business and absence of material adverse effect ; real property ; material contracts ; intellectual property rights ; the Company’s computer systems ; employee benefit plans ; employment and labour relations ; environmental matters ; taxes ; insurance ; permits ; compliance with laws ; related party transactions ; restrictions on conduct of its business ; litigation ; auditors ; brokers ; anti - money laundering and anti - corruption legislation compliance ; trade laws and sanctions compliance ; and privacy matters . In addition, the Arrangement Agreement also contains a number of customary representations and warranties provided by the Purchaser and Cummins relating to organization and qualification ; authority and enforceability ; government approvals, notices and filings ; third party consents, approvals and notices ; litigation ; availability of funds ; ownership of the Company’s securities ; status under the Investment Canada Act ; and arrangements with Hydrogen Company . Covenants Covenants of the Company Regarding the Conduct of Business The Arrangement Agreement contains covenants of the Company relating to its conduct of business (including the business of its subsidiaries) between the date of execution of the Arrangement Agreement and the Effective Time of the Arrangement, including that the business of the Company and its subsidiaries shall be conducted in the ordinary course of business of the Company . Furthermore, the Company has agreed to use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with material customers, suppliers, partners and other persons with which the Company or its subsidiaries have a material business relationship . The Arrangement Agreement contains covenants of the Company not to take, or permit its subsidiaries to take, certain actions in connection with the conduct of its business without Purchaser’s consent (subject to certain exceptions) . Covenants of the Company Regarding the Arrangement The Arrangement Agreement contains covenants of the Company relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to : (a) assist in effecting the replacement of the existing members of the Board of Directors with persons identified by the Purchaser (to the extent requested by Purchaser) ; (b) obtain all third party consents or approvals that are required under the Company’s or its subsidiaries’ Material Contracts ; (c) cooperate with and assist the Purchaser in connection with obtaining any waivers, permits, governmental orders or other permits and any discussions or negotiations with the Company’s landlords or lenders ; (d) defend all proceedings against the Company or its subsidiaries challenging the Arrangement or the transactions contemplated by the Arrangement Agreement ; and

- 51 - (e) delist the Shares from the exchanges on which they currently trade and deregister the Shares under the Exchange Act as soon as reasonably practicable following the Effective Time of the Arrangement . Covenants of the Purchaser Regarding the Arrangement The Arrangement Agreement contains covenants of the Purchaser relating to the Arrangement, including, but not limited to: (a) using commercially reasonable efforts to defend all proceedings against the Purchaser, Cummins, Hydrogen Company or their affiliates challenging the Arrangement or the transactions contemplated by the Arrangement Agreement ; (b) using commercially reasonable efforts to cooperate with the Company in its efforts to obtain all third party consents or approvals that are required under the Company’s or its subsidiaries’ Material Contracts ; (c) ensuring that it has sufficient funds to complete the Arrangement; (d) notifying the Company of any notice from persons alleging that the consent of such person is required in connection with the Arrangement or actions or claims commenced or threatened relating to the Arrangement ; and (e) using commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps reasonably required to complete the Arrangement . Mutual Covenants of the Parties Regarding the Arrangement The Arrangement Agreement contains mutual covenants of the Parties relating to the Arrangement, including, but not limited to, using commercially reasonable efforts to: (a) oppose, lift, vacate or rescind any governmental order seeking to enjoin the Arrangement and to defend all proceedings challenging the Arrangement or the Arrangement Agreement ; (b) satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order ; and (c) carry out the terms of the Interim Order and Final Order applicable to it and complying with all requirements of applicable laws with respect to the transactions contemplated by the Arrangement Agreement . Conditions to the Arrangement Becoming Effective Mutual Conditions Precedent The obligations of the Parties to complete the Arrangement are subject to the fulfilment of each of the following conditions, each of which may only be waived with the mutual consent of the Parties: (a) the Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting; (b) the interim and final court orders approving the Arrangement have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser ; and (c) no law or order is then in effect that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement .

- 52 - Additional Conditions Precedent to the Obligations of the Purchaser The Purchaser is not required to complete the Arrangement unless each of the following conditions is also satisfied: (a) the Company has, in all material respects, fulfilled, performed or complied with each of its covenants contained in the Arrangement Agreement to be fulfilled, performed or complied with by it on or prior to the Effective Time of the Arrangement ; (b) the representations and warranties of the Company set forth in the Arrangement Agreement are true and correct as of the Effective Time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect ; and (c) since the date of the Arrangement Agreement, no Material Adverse Effect has occurred. Additional Conditions Precedent to the Obligations of the Company The Company is not required to complete the Arrangement unless each of the following conditions is also satisfied: (a) the Purchaser and Cummins have, in all material respects, fulfilled, performed or complied with each of their covenants contained in the Arrangement Agreement to be fulfilled, performed or complied with on or prior to the Effective Time of the Arrangement ; (b) the representations and warranties of the Purchaser and Cummins set forth in the Arrangement Agreement are true and correct in all respects as of the Effective Time of the Arrangement (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a materially adverse effect on, or materially delay or impede, the ability of the Purchaser and Cummins to consummate the Arrangement and perform its obligations thereunder ; and (c) following receipt of the final order and on or prior to the business day immediately prior to filing by the Company of the Articles of Arrangement, the Purchaser has deposited with the depository in escrow funds sufficient to complete the Arrangement in accordance with its terms . Regulatory Covenants The Company has agreed to submit a notification to PSPC pursuant to section 9 of the Canadian Controlled Goods Regulations in respect of the transactions contemplated by the Arrangement Agreement . The Purchaser has agreed to co - operate and assist the Company in preparing the notice and all other submissions, filings, or responses to questions from PSPC . Financing The Arrangement Agreement does not contain a financing condition . Cummins and the Purchaser have represented that they have, or will have, respectively, sufficient funds to consummate the transactions contemplated by the Arrangement Agreement . Non - Solicitation Pursuant to the Arrangement Agreement, the Company has agreed, except as expressly provided in the Arrangement Agreement, that it will not, directly or indirectly, or through its subsidiaries or representatives : (i) solicit, initiate, knowingly encourage or otherwise facilitate or cooperate with any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, (ii) enter into, continue or participate in any discussions or negotiations

- 53 - with any person (other than Cummins, the Purchaser and/or Hydrogen Company or their affiliates and joint actors) regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, (iii) make or propose publicly to make a Change in Recommendation, (iv) accept, approve or recommend, or propose publicly to accept, approve or recommend any Acquisition Proposal, or (v) accept or enter into or propose publicly to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than certain confidentiality agreements expressly permitted by the Arrangement Agreement) . The Company has also agreed that it shall not waive any provision of any existing confidentiality, standstill or similar agreement or restriction relating to a potential Acquisition Proposal with any party . Notification of Acquisition Proposals The Company shall promptly (and in any event within two Business Days) notify Purchaser of : (i) any written Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any subsidiary, in connection with an Acquisition Proposal, received by any of its directors (other than Mr . Pierre - Etienne Franc) or senior officers ; and (ii) any material amendments to an Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal . Such notice to the Purchaser shall include a description of the material terms and conditions of the Acquisition Proposal and the identity of the persons making the Acquisition Proposal, amendment or inquiry, and, to the extent permitted pursuant to any confidentiality agreement previously entered into with such person, a copy thereof, if in writing . The Company must keep the Purchaser reasonably informed of the status and details of and any material changes to the terms of any such Acquisition Proposal, inquiry, proposal or offer (as amended, if applicable) . Responding to an Acquisition Proposal Notwithstanding the Company’s non - solicitation covenants, if at any time prior to approval by Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal that was not solicited after entering into the Arrangement Agreement in breach of the non - solicitation covenants, and if, in the opinion of the Board of Directors or relevant committee thereof, acting in good faith and after receiving advice from financial and legal advisors, the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal, the Company may : (a) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and its representatives and potential financing sources; and/or (b) consider such Acquisition Proposal and/or, participate and/or engage in discussions with the person making such Acquisition Proposal and its representatives and potential financing sources; provided that the Company shall not disclose any non - public information with respect to the Company to such person without entering into a confidentiality agreement having confidentiality terms not in the aggregate more favourable to such person than the equivalent terms of the confidentiality agreement between the Company and Cummins, it being understood that such confidentiality agreement need not restrict such person from making an Acquisition Proposal or consummating a Superior Proposal, provided that the Purchaser is promptly provided with copies of any material non - public information provided to such person, which was not previously provided to the Purchaser . Subject to the Company’s compliance with its non - solicitation covenants and the Purchaser’s “right to match”, at any time following the date of the Arrangement Agreement and prior to obtaining the approval by Shareholders of the Arrangement Resolution, if the Company receives an Acquisition Proposal which the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal, the Board of Directors and relevant committee thereof may make a Change in Recommendation and accept, approve, recommend or enter into a definitive agreement with respect to such Superior Proposal .

- 54 - Right to Match The Arrangement Agreement provides the Purchaser with a right to match any Superior Proposal received by the Company . In this regard, the Company may not approve, recommend, or enter into an agreement with respect to a Superior Proposal unless : (a) an Acquisition Proposal has been made that the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal ; (b) such Acquisition Proposal did not result from the willful and intentional breach of the Company’s non - solicitation covenants and the Company has provided the Purchaser with a copy of the Superior Proposal ; (c) the approval by Shareholders of the Arrangement Resolution has not yet occurred; (d) at least five business days have elapsed from the date on which the Purchaser received notice that the Board of Directors or relevant committee thereof determined, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal (the “ Response Period ”) ; (e) the Board of Directors or relevant committee thereof shall have determined in good faith after consultation with legal and financial advisors that if the Purchaser has proposed to amend the terms of the Arrangement Agreement, the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments ; (f) the Company shall have terminated or concurrently terminates the Arrangement Agreement; and (g) the Company has previously paid or concurrently pays to the Purchaser a Termination Fee of US $ 8 , 900 , 000 . The Purchaser will be afforded an additional Response Period of at least 24 hours following receipt of notice of a material amendment to an Acquisition Proposal . Provided that the requirements of clauses (a) through (e) above have been satisfied, and subject the right of the Purchaser to terminate the Arrangement Agreement and receive the Termination Fee described in clause (g) above, the Board of Directors and relevant committee thereof may make a Change in Recommendation and recommend or approve an Acquisition Proposal . Insurance and Indemnification Prior to the Effective Date, the Company may, and if the Company is unable to, the Purchaser shall cause the Company to purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance policies providing protection comparable to the most favourable protection provided by the policies maintained by the Company and its subsidiaries as of the date of the Arrangement Agreement for a claims reporting or run - off and extended reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance, provided that that the annual premium for such policies shall not exceed 300 % of the Company’s and its subsidiaries’ current annual aggregate premium for its and its subsidiaries current policies, and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying annual premiums in excess of 300 % of the Company’s current premiums, the Purchaser shall only be required to cause the Company to obtain as much coverage as can be obtained by paying annual premiums equal to 300 % of the Company’s current premiums .

- 55 - Termination of the Arrangement Agreement The Arrangement Agreement may be terminated and the Arrangement may be abandoned prior to the Effective Time of the Arrangement by: (a) the mutual written agreement of the Company and the Purchaser; or (b) either the Company or the Purchaser if: (i) Shareholders do not approve the Arrangement Resolution in accordance with the Interim Order; or (ii) the Effective Date does not occur on or prior to the Outside Date, provided that the foregoing has not been primarily caused by such Party (or in the case of the Purchaser, caused by Cummins and/or Purchaser), or is a result of a breach by such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Cummins) of any of its representations or warranties or the failure of such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Cummins) to perform any of its covenants or agreements under this Agreement ; (c) the Company if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Cummins under the Arrangement Agreement occurs that would cause any of the conditions described under the headings Mutual Conditions Precedent or Additional Conditions Precedent to the Obligations of the Company to be incapable of being satisfied by the Outside Date ; provided that the Company is not then in breach of the Arrangement Agreement so as to be the primary cause of any such conditions not being satisfied ; or (ii) prior to approval by Shareholders of the Arrangement Resolution, the Board of Directors or relevant committee thereof makes a Change in Recommendation or, provided that the Company is then in compliance with its obligations regarding non - solicitation and Purchaser’s right to match, enters into a written agreement with respect to a Superior Proposal, and that prior or concurrent with such termination, the Company pays to Purchaser a US $ 8 , 900 , 000 Termination Fee . ( d ) the Purchaser if: (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any of the conditions described above under the headings Mutual Conditions Precedent or Additional Conditions Precedent to the Obligations of the Purchaser to be incapable of being satisfied by the Outside Date ; provided that the Purchaser or Cummins is not then in breach of the Arrangement Agreement so as to be the primary cause of such conditions not being satisfied ; or (ii) prior to approval by Shareholders of the Arrangement Resolution : (A) the Board of Directors and relevant committee thereof fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser or fails to publicly reaffirm within ten business days after having been requested in writing to do so by the Purchaser, acting reasonably, the approval or recommendation of the Arrangement or Arrangement Resolution (a “ Change in Recommendation ”) ; or (B) the Board of Directors and relevant committee thereof approved, recommended or authorized an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal .

- 56 - Termination Fee and Expenses Expenses Except as otherwise provided in the Arrangement Agreement, each Party will bear its own expenses in connection with the Arrangement Agreement and the Arrangement . The Purchaser has agreed to pay all fees, costs and expenses payable in connection with the Formal Valuation, certain regulatory filings, and any dealer and proxy solicitation services engaged at the Purchaser’s request . Neither the Company, the Purchaser nor Cummins will be responsible for the payment of income tax or other taxes, if any, imposed upon a securityholder of the Company as a result of the transactions contemplated by the Arrangement Agreement . Termination Fee The Company shall pay to the Purchaser a Termination Fee of US $ 8 , 900 , 000 if the Arrangement Agreement is terminated : (a) by the Purchaser in the circumstance described above in paragraph (d)(ii) under Termination of the Arrangement Agreement ; ( b ) by the Company in the circumstance described above in paragraph (c)(ii) under Termination of the Arrangement Agreement ; (c) by either of the Parties in the circumstances described above in paragraph (b)(i), by Purchaser pursuant to paragraph (b)(ii), or by Purchaser pursuant to paragraph (d)(i) under Termination of the Arrangement Agreement if : (i) following the date of the Arrangement Agreement and prior to the Meeting, a bona fide Acquisition Proposal is made, proposed or publicly announced by any person (other than the Purchaser, Hydrogen Company or any of their affiliates or any person acting jointly or in concert with any of the foregoing) ; (ii) the Acquisition Proposal has not expired or been publicly withdrawn prior the Meeting; and (iii) within nine months following the date of such termination (A) such Acquisition Proposal is consummated by the Company or any of its subsidiaries, or (B) within six months following the date of such termination, the Company or any of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality or standstill agreement) in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (within twelve months after such termination) . For purposes of the foregoing, the references in the definition of “Acquisition Proposal” to “more than 20 % of the voting or equity securities” shall be deemed to be references to “more than 50 % of the voting or equity securities”, and the references to “ 20 % or more of the consolidated assets” and “ 20 % or more of the consolidated revenue” shall be deemed to be references to “ 50 % or more of the consolidated assets” and “ 50 % or more of the consolidated revenues”, respectively . PRINCIPAL LEGAL MATTERS Securities Laws Matters As a reporting issuer (or the equivalent) under applicable securities legislation in each of the Provinces of Ontario, Quebec, Alberta, Manitoba and New Brunswick, the Company is subject to MI 61 - 101 . MI 61 - 101 governs transactions which raise the potential for conflicts of interest, including certain business combinations . MI 61 - 101 is intended to regulate certain transactions to ensure equality of treatment among securityholders by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and, in certain

- 57 - circumstances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors . A transaction constitutes a “business combination” for the purposes of MI 61 - 101 if a “related party” (a) would, as a consequence of the transaction, directly or indirectly, acquire the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, or (b) is entitled to receive, directly or indirectly, as a consequence of the transaction, consideration per equity security that is not identical in the amount and form to the entitlement of the general body of holders in Canada of securities of the same class or is entitled to a “collateral benefit” . Under MI 61 - 101 , a “collateral benefit” for a transaction of an issuer for securities of an issuer means any benefit that a related party of the issuer is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by the issuer, another party to the transaction, with certain specified exclusions . The Arrangement is considered a “business combination” as Hydrogen Company, a “related party” of the Company (as a result of its beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10 % of the voting rights attached to all the Company’s outstanding voting securities), is receiving consideration under the Arrangement that is not identical to the consideration received by other Shareholders and may be a “joint actor” to Cummins and the Purchaser . Additionally, the Arrangement is considered a “business combination” as certain directors and officers of the Company are receiving “collateral benefits” as described in more detail below . MI 61 - 101 requires that an issuer carrying out a “business combination” in certain circumstances obtain (i) a formal valuation prepared by an independent valuator and (ii) the approval by a simple majority of the votes cast by securityholders, excluding the votes attaching to securities that must be excluded pursuant to MI 61 - 101. Formal Valuation As the Arrangement is considered a “business combination” under MI 61 - 101 and none of the applicable exemptions are available, MI 61 - 101 mandates the preparation of a formal valuation . The Special Committee retained Origin, who was determined by the Special Committee to be qualified and independent, as the valuator for the purposes of providing the Formal Valuation in accordance with the requirements of MI 61 - 101 . A copy of the Origin Valuation and Fairness Opinion is attached as Appendix “H” to this Circular and should be read carefully and in its entirety . See “ Background to the Arrangement – Origin Valuation and Fairness Opinion ” . To the knowledge of the directors and Executive Officers of the Company, after reasonable inquiry, there has been no prior valuation (as defined in MI 61 - 101 ) prepared in respect of the Company within the 24 months preceding the date of this Circular Minority Approval In order to comply with MI 61 - 101 and for the Arrangement to become effective, the Arrangement Resolution must be approved by not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes attached to Shares required to be excluded pursuant to items (a) through (d) of section 8 . 1 (2) of MI 61 - 101 , including (a) “interested parties (as defined in MI 61 - 101 ), (b) any “related party” (as defined in MI 61 - 101 ) of an “interested party”, unless the “related party” meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” of the Company ; and (c) any person that is a “joint actor” (as defined in MI 61 - 101 ) with any of the foregoing, voting separately as a class . Hydrogen Company The votes attaching to Shares owned by Hydrogen Company and its affiliates must be excluded pursuant to MI 61 - 101 for the purpose of determining whether minority securityholder approval of the Arrangement under MI 61 - 101 has been obtained . As Mr . Pierre - Etienne Franc is an officer of Hydrogen Company and a director of the Company appointed by Hydrogen Company, all voting rights attached to any securities of the Company held by Mr . Pierre - Etienne Franc will also be excluded . As of the date hereof, Mr . Franc does not hold any securities of the Company .

- 58 - Directors and Officers As disclosed under the heading “ The Arrangement – Treatment of Company Securities ”, certain directors and Executive Officers of the Company hold Company Options, DSUs, PSUs and/or RSUs . Under the terms of the Plan of Arrangement, all outstanding Company Options, DSUs, PSUs and/or RSUs (whether vested or unvested), notwithstanding the terms of their respective plans, will be disposed of and surrendered by the holder thereof to the Company without any act or formality on its or the holder’s part, and without any further liability to the Company, in exchange for a cash payment by the Company equal to the Consideration, less any applicable withholdings, and less, in the case of the Company Options, the exercise price of such Company Options . In addition, each of the employment agreements with Messrs . Cargnelli, Wilson, Beisheim and Westbroek, provide that, in the event that his respective employment is terminated within a specified period of time in connection with a change of control, he is entitled to receive a termination payment (see “ Interest of Certain Persons in the Arrangement ”) . The acceleration of the vesting of the Company Options, DSUs, PSUs and RSUs and the contingent compensation payable under the employment agreements may be considered “collateral benefits” . Under MI 61 - 101 , a benefit received by a related party of the Company is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of the Company or an affiliated entity and each of the following conditions are true (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in disclosure document for the transaction, and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction of less than 1 % of the outstanding Shares (as calculated according to MI 61 - 101 ), or (B) (x) the related party discloses to an independent committee of the Company the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Shares beneficially owned by the related party, and (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5 % of the value referred to in (x), and (z) the independent committee’s determination is disclosed in this Circular . As of July 19 , 2019 , Mr . Wilson and Mr . Cargnelli hold greater than or equal to 1 % of the outstanding Shares (as calculated accordance with MI 61 - 101 ) . Mr . Wilson and Mr . Cargnelli beneficially own, or exercise control or direction over, 474 , 225 and 361 , 447 Shares, respectively, representing approximately 2 . 4 % and 1 . 9 % of the Shares, respectively (both beneficial ownership and percentages calculated in accordance with MI 61 - 101 ) . Furthermore, the value of the benefits that each of Mr . Wilson and Mr . Cargnelli will receive as a result of the Arrangement is greater than 5 % of the Consideration to which he is beneficially entitled to receive for the Shares that he beneficially owns . As a result of the foregoing, each of Mr . Wilson and Mr . Cargnelli are entitled to receive a “collateral benefit”, and, accordingly, the Shares that each of Mr . Wilson and Mr . Cargnelli beneficially own, directly or indirectly, or over which he has control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement Resolution is obtained . Shares Excluded Under MI 61 - 101 To the best knowledge of the Board, as set out below, 3 , 715 , 201 Shares (representing approximately 19 . 5 % of the issued and outstanding Shares as at the date of this Circular) are held, in aggregate, by Hydrogen Company, Mr . Wilson and Mr . Cargnelli and their respective related parties and joint actors and are required to be excluded pursuant

- 59 - to MI 61 - 101 for the purposes of determining whether minority securityholder approval of the Arrangement under MI 61 - 101 has been obtained: Name Shares Hydrogen Company 3,537,931 Daryl Wilson 19,895 Joseph Cargnelli 157,375 Total 3,715,201 Court Approval Process The Plan of Arrangement requires Court approval . Prior to the mailing of this Circular, the Interim Order was obtained from the Court . The Interim Order and Notice of Application for the Final Order are attached as Appendix “C” and “D” to this Circular, respectively . The Interim Order, among other things, provides for the calling and holding of the Meeting and other procedural matters . The Interim Order does not constitute approval of the Plan of Arrangement or the contents of this Circular by the Court . Subject to the terms of the Plan of Arrangement and the Interim Order, if the Arrangement Resolution is approved by Shareholders at the Meeting, the Company will apply to the Court to obtain the Final Order . The hearing in respect of the Final Order is scheduled to take place at the Court located at 330 University Avenue, Toronto, Ontario M 5 G 1 R 7 on September 3 , 2019 at 10 : 00 a . m . (Toronto time) . Under the terms of the Interim Order, each Shareholder, each director, the auditors of the Company and any other interested person will have the right to appear and make submissions at the hearing of the application for the Final Order . Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving upon the Company at the address set out below, no less than four Business Days before the hearing of the application for the Final Order, a notice of appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application hearing . The notice of appearance and supporting materials must be delivered, within the time specified, to the Company at the following address : c/o Torys LLP, 79 Wellington Street West, 30 th Floor, Box 270 , TD South Tower, Toronto, Ontario M 5 K 1 N 2 , Attention : Andrew Gray or by facsimile ( 416 - 865 - 7380 ) or by e - mail at : agray@torys . com . Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements . The authority of the Court is very broad . The Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the Plan of Arrangement . The Court will consider, among other things, the fairness and reasonableness of the Plan of Arrangement to the Shareholders . The Court may approve the Plan of Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit . Any amendment made by the Court to the Plan of Arrangement is only effective if it is agreed to by each of the Company and the Purchaser, each acting reasonably . CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Purchaser, (ii) is not affiliated with the Company or the Purchaser, (iii) disposes of Shares under the Arrangement, and (iv) holds Shares as capital property (a “ Holder ”) . Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade . This summary does not address the tax consequences to holders of Company Options, DSUs, RSUs or PSUs . Such holders should consult their own tax advisors . This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date

- 60 - hereof . This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “ Proposed Amendments ”) and assumes that all Proposed Amendments will be enacted in the form proposed . However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all . This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary . This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the mark - to - market rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) who has acquired Shares on the exercise of a stock option or other equity - based employment compensation plan, (iv) an interest in which is a “tax shelter investment” as defined in the Tax Act, (v) who has elected to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency, or (vi) that has entered into, or will enter into, a “derivative forward agreement” as defined in the Tax Act in respect of the Shares . Such Holders should consult their own tax advisors . This summary is also not applicable to Hydrogen Company . This summary is not, and is not intended to be, legal or tax advice to any particular Holder . This summary is not exhaustive of all Canadian federal income tax considerations . Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances . Holders Resident in Canada The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention (a “ Resident Holder ”) . Certain Resident Holders who might not otherwise be considered to hold their Shares as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39 (4) of the Tax Act to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property . Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39 (4) of the Tax Act is available or advisable in their particular circumstances . Disposition of Shares under the Arrangement Generally, a Resident Holder who disposes of Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the consideration received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder and any reasonable costs of disposition . Generally, a Resident Holder is required to include in computing its income for a taxation year one - half of the amount of any capital gain (a “ taxable capital gain ”) realized by the Resident Holder in the year . A Resident Holder is required to deduct one - half of the amount of any capital loss (an “ allowable capital loss ”) realized in a taxation year from taxable capital gains realized in the year . Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act . The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act . Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares directly or indirectly through a partnership or trust . A Resident Holder that is throughout the year a “Canadian - controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains and interest income .

- 61 - Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax under the Tax Act . Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax . Dissenting Resident Holders A Resident Holder who has validly exercised that Resident Holder’s Dissent Right (a “ Dissenting Resident Holder” ) will be entitled to receive from the Purchaser a payment of an amount equal to the fair value of such Holder’s Shares as determined in accordance with the Plan of Arrangement . In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the consideration received in respect of the fair value of the Dissenting Resident Holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the adjusted cost base of such Shares to the Dissenting Resident Holder and any reasonable costs of disposition . See “ Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement ” above . Any interest awarded by a court to a Dissenting Resident Holder is required to be included in the Holder’s income for the purposes of the Tax Act . Holders Not Resident in Canada The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention, and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold Shares in connection with carrying on a business in Canada (a “ Non - Resident Holder ”) . Special rules, which are not discussed in this summary, may apply to a Non - Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” (as defined in the Tax Act) . Such Non - Resident Holders should consult their own tax advisors . Dispositions of Shares under the Arrangement A Non - Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of a Share under the Arrangement, unless the Share constitutes “taxable Canadian property” of the Non - Resident Holder for purposes of the Tax Act at the time of the disposition and the Non - Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non - Resident Holder is resident . Generally, the Shares will not constitute “taxable Canadian property” of a Non - Resident Holder at a particular time provided that the Shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act and which currently includes the TSX and NASDAQ) unless, at any particular time during the 60 - month period that ends at that time, both of the following conditions are met concurrently : (a) 25 % or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of (i) the Non - Resident Holder, (ii) persons with whom the Non - Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non - Resident Holder or a person described in (a)(ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50 % of the fair market value of the Shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists . Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares could be deemed to be “taxable Canadian property . ” Even if the Shares are considered to be taxable Canadian property of a Non - Resident Holder, the Non - Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute “treaty protected property” (as defined in the Tax Act) . Shares owned by a Non - Resident Holder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax convention, be exempt from tax under the Tax Act . In the event that the Shares constitute taxable Canadian property but not treaty protected property of a Non - Resident Holder, then the tax consequences described above under “ Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement ” will generally apply .

- 62 - A Non - Resident Holder whose shares may be “taxable Canadian property” should consult its own tax advisor, including with regard to any Canadian reporting requirement arising from this transaction . Dissenting Non - Resident Holders A Non - Resident Holder who has validly exercised that Non - Resident Holder’s Dissent Right (a “ Dissenting Non - Resident Holder ”) will be entitled to receive a payment of an amount equal to the fair value of the Dissenting Non - Resident Holder’s Shares as determined in accordance with the Plan of Arrangement and may realize a capital gain or capital loss in a manner similar to that discussed above under “ Holders Resident in Canada — Dissenting Resident Holders ” . As discussed above under “ Holders Not Resident in Canada — Disposition of Shares under the Arrangement ”, any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property of the Dissenting Non - Resident Holder and are not treaty - protected property of the Dissenting Non - Resident Holder at that time . The amount of any interest awarded by a court to a Dissenting Non - Resident Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act) . CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS The following is a general summary of certain U . S . federal income tax considerations applicable to a U . S . Holder (as defined below) arising from the disposition of Shares in exchange for cash pursuant to the Arrangement . This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U . S . federal income tax considerations that may apply to a U . S . Holder . Accordingly, this summary is not intended to be, and should not be construed as, legal or U . S . federal income tax advice with respect to any U . S . Holder . This summary does not address the U . S . federal alternative minimum, U . S . federal estate and gift, U . S . state and local or non - U . S . tax consequences to U . S . Holders arising from the disposition of Shares pursuant to the Arrangement . Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements . Each U . S . Holder should consult its own tax adviser regarding all U . S . federal, U . S . state and local, and non - U . S . tax consequences of the Arrangement . No opinion from U . S . legal counsel or ruling from the Internal Revenue Service (the “ IRS ”) has been requested, or will be obtained, regarding the U . S . federal income tax consequences of the Arrangement . This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary . In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U . S . courts could disagree with one or more of the positions taken in this summary . This summary is based on the Internal Revenue Code of 1986 , as amended (the “ Code ”), final and temporary U . S . Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U . S . court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular . Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U . S . federal income tax considerations described in this summary . This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis . U . S . Holders For purposes of this summary, the term “U . S . Holder” means a beneficial owner of Shares participating in the Arrangement that is for U . S . federal income tax purposes :  an individual who is a citizen or resident of the United States;  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- 63 -  a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U . S . persons for all substantial decisions or (b) has a valid election in effect under applicable U . S . Treasury Regulations to be treated as a U . S . person . U . S . Holders Subject to Special U . S . Federal Income Tax Rules Not Addressed This summary does not address the U . S . federal income tax consequences of the Arrangement to U . S . Holders that are subject to special provisions under the Code, including U . S . Holders that : (a) are tax - exempt organizations, qualified retirement plans, individual retirement accounts, or other tax - deferred accounts ; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies ; (c) are broker - dealers, dealers, or traders in securities or currencies that elect to apply a mark - to - market accounting method ; (d) have a "functional currency" other than the U . S . dollar ; (e) own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position ; (f) acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services ; (g) hold Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes) ; (h) own, directly, indirectly, or by attribution, 10 % or more, by voting power or value, of the outstanding Shares ; (i) acquired Shares by gift or inheritance ; and (j) are U . S . expatriates or former long - term residents of the United States . U . S . Holders that are subject to special provisions under the Code, including U . S . Holders described immediately above, should consult their own tax advisers regarding all U . S . federal, U . S . state and local, and non - U . S . tax consequences relating to the Arrangement . This summary does not address the receipt of cash in connection with the cancellation of Company Options, DSUs, PSUs or RSUs, or any matters relating to equity compensation or benefit plans . This summary also does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 . If an entity or arrangement that is classified as a partnership (including any other “pass - through” entity) for U . S . federal income tax purposes holds Shares, the U . S . federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners) . This summary does not address the tax consequences to any such partnership or partner (or owner) . A partner of a partnership holding Shares is urged to consult his, her or its own tax adviser . Certain U . S . Federal Income Tax Consequences of the Arrangement Subject to the discussion below under the heading “ Passive Foreign Investment Company Considerations ,” the exchange of Shares for cash pursuant to the Arrangement will be, for U . S . federal income tax purposes, a taxable transaction to a U . S . Holder, including any U . S . Holder that properly exercises Dissent Rights . As a result, a U . S . Holder will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U . S . Holder in exchange for such U . S . Holder's Shares (other than, with respect to the exercise of Dissent Rights, amounts, if any, that are or are deemed to be interest for U . S . federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U . S . Holder in such Shares . Such gain or loss generally will be capital gain or loss and will be long - term capital gain or loss provided that a U . S . holder’s holding period for such Shares is more than one year at the time of the consummation of the Arrangement . Gain or loss must be determined separately for blocks of Shares acquired at different times or at different prices . Non - corporate U . S . Holders (including individuals) generally will be subject to U . S . federal income tax on long - term capital gains at preferential rates . There are significant limitations on the deductibility of capital losses under the Code . Passive Foreign Investment Company Considerations A non - U . S . corporation will be classified as a “passive foreign investment company” (a “ PFIC ”) for any taxable year, if after the application of certain “look - through” rules, (a) at least 75 % of its gross income is “passive income” as that term is defined in the relevant provisions of the Code (e . g . , dividends, interest, royalties, or gains on the disposition of certain minority interests), or (b) at least 50 % of the average value of its assets consists of assets that produce, or are held for the production of, “passive income . ” Based on the Company’s structure, and the composition of the Company’s income and assets, the Company does not believe it was a PFIC for the taxable year ended December 31 , 2018 or for the prior taxable year . However, there can be no assurance that the IRS will not successfully challenge the Company’s position . If the Company were classified as a PFIC for any taxable year during which a U . S . Holder held

- 64 - Shares, such classification could result in adverse tax consequences to such U . S . Holder, and U . S . federal income tax consequences of the receipt of cash by such U . S . Holder in exchange for Shares different than those described above might apply . These consequences could include the treatment of any gain realized on the receipt of cash in exchange for Shares as ordinary income rather than capital gain and the imposition of a punitive interest charge with respect to such gain . U . S . Holders should consult their own tax advisers regarding the potential application of the PFIC rules to their disposition of Shares in connection with the Arrangement . Foreign Tax Credit In general, any payment (whether directly or through withholding) of non - U . S . income tax in connection with a U . S . Holder's disposition of Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U . S . Holder's U . S . federal income tax liability in respect of such holder's foreign - source income or may be claimed as a deduction for U . S . federal income tax purposes . The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income . For this purpose, gains recognized on the sale of Shares by a U . S . Holder should generally be treated as U . S . source, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code . Because of the complexity of those limitations, each U . S . Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit or deduction, having regard to such holder's particular circumstances . Backup Withholding and Information Reporting Backup withholding of tax (currently at a rate of 24% ) may apply to cash payments received by a non - corporate U . S . Holder in the Arrangement, unless the U . S . Holder or other payee provides a taxpayer identification number, certifies, under penalties of perjury, that such number is correct, and otherwise complies with the backup withholding rules . U . S . Holders should complete, date and sign the IRS Form W - 9 included as part of the Letter of Transmittal and return it to the depositary and paying agent, in order to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the paying agent . Failure to provide a correct, completed and signed IRS Form W - 9 may subject a Shareholder to U . S . federal income tax withholding on any payments made to such Shareholder pursuant to the Arrangement . Backup withholding is not an additional tax . Amounts withheld under the backup withholding rules are generally allowable as a refund or a credit against a U . S . Holder’s U . S . federal income tax liability, provided that the required information is timely furnished to the IRS . Payments received in the Arrangement will also be subject to information reporting, unless an exemption applies . Each U . S . Holder should consult its own tax adviser regarding applicable reporting requirements and the information reporting and backup withholding rules . The U . S . federal income tax consequences set forth above are not intended to constitute a complete description of all tax consequences relating to the Arrangement . Because individual circumstances may differ, each U . S . Holder is urged to consult its own tax adviser regarding the application of the rules described above to such holder and the particular tax effects to such holder of the Arrangement in light of such holder’s particular circumstances, as well as the application of state, local, non - U . S . , and other tax laws . INFORMATION CONCERNING THE COMPANY General The Company was incorporated on June 10 , 2009 under the CBCA, under the name “ 7188501 Canada Inc . ” The Company changed its name to “Hydrogenics Corporation” on October 27 , 2009 . The Company was created to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen . As of the date hereof, the Company maintains operations in Belgium, Canada and Germany with a satellite office in the United States and branch offices in Russia and Malaysia . The Shares are listed and publicly traded on the TSX under the symbol “HYG” and on NASDAQ under the symbol “HYGS” .

- 65 - The registered and head office of the Company is located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L 5 T 2 N 6 . Price Range and Trading Volume of Shares The Shares are listed and posted for trading on the TSX under the symbol “HYG” and on NASDAQ under the symbol “HYGS” . The following table sets forth the reported trading volumes and trading prices in Canadian dollars and U . S . dollars, respectively, for the Shares on the TSX and NASDAQ over the twelve months prior to the date hereof . TSX NASDAQ Month Price per Share Mo nthly High (C$) Price per Share Mo nthly Low (C$) Total Mo nthly Volume (S h a re s ) Price per Share Mo nthly High ($) Price per Share Mo nthly Low ($) Total Mo nthly Volume (S h a re s ) June 2018 10.67 9.46 94,393 8.20 7.05 652,022 July 2018 9.99 8.55 35,264 7.65 6.50 407,132 August 2018 8.92 6.50 78,329 6.90 4.95 1,360,056 Se p t e m b er 2018 10.49 7.44 163,358 7.80 5.65 1,324,062 October 2018 10.55 7.90 78,947 8.24 6.02 1,031,480 N o v e m b er 2018 8.50 6.78 68,692 6.48 5.00 865,407 Dec e m b er 2018 7.10 5.20 82,961 5.50 3.80 1,406,823 January 2019 9.94 6.91 172,068 7.52 5.03 1,520,678 Fe b r u a r y 2019 11.82 8.34 123,357 8.97 6.35 1,120,347 March 2019 12.05 10.01 146,311 9.00 7.45 1,357,901 April 2019 11.34 10.14 64,417 8.48 7.60 759,748 May 2019 16.75 9.82 229,177 12.42 7.26 3,216,073 June 2019 21.56 14.82 286,203 16.50 11.20 4,881,304 July 1 - 18, 2019 19.57 18.96 133,570 14.99 14.71 5,106,040 On July 18 , 2019 , the closing price of the Shares on the TSX was C $ 19 . 45 and the closing price of the Shares on NASDAQ was $ 14 . 91 . If the Arrangement is successfully completed, the Purchaser will acquire all of the outstanding Shares, other than Shares owned by Hydrogen Company or its affiliates, for $ 15 . 00 per Share in cash . Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in

Cummins will own the remaining approximately 81.4% of the common shares of the Purchaser. Contemporaneously - 66 - lieu of receiving the cash consideration from the Purchaser for its Shares. As a result, immediately upon completion of the Arrangement, the Company will become a wholly - owned subsidiary of the Purchaser. The Shares are expected to be delisted from the TSX and NASDAQ as soon as practicable following completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the registration of Shares under the Exchange Act will be terminated . Previous Purchases and Sales No Shares or other securities of the Company have been purchased or sold by the Company during the 12 - month period prior to the date hereof other than as described in “Previous Distributions” below. Previous Distributions Excluding Shares distributed pursuant to the exercise of Company Options, no Shares have been distributed in the five years preceding the date hereof other than: Dividends The Company has never declared or paid any cash dividends on its Shares . It has been the Company’s intention to retain any future earnings to fund the development and growth of the Company’s business . INFORMATION CONCERNING THE PURCHASER AND CUMMINS The information regarding the Purchaser and Cummins contained in this Circular has been provided by the Purchaser and Cummins . Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Cummins or the Purchaser to disclose events or information that may affect the completeness or accuracy of such information . The Purchaser is Atlantis AcquisitionCo Canada Corporation, a corporation incorporated on June 28 , 2019 under the laws of the Province of Ontario . The registered and head office of the Purchaser is located at 100 King Street West, Suite 1600 , 1 First Canadian Place, Toronto, Ontario . The Purchaser is a wholly - owned subsidiary of Cummins and was established for the sole purpose of acquiring the Company . Upon completion of the Arrangement, the Company will be directly owned by the Purchaser . It is anticipated that Hydrogen Company will own approximately 18 . 6 % of the common shares of the Purchaser, while Date of Issue Security Issued Reason for Issuance Number of Securities Issued Price per Security ($) January 24, 2019 Shares Private Placement of Shares to Hydrogen Company 3 , 53 7 , 9 3 1 5.80 June 27, 2017 Shares Private Placement of Shares to Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership 2 , 68 2 , 7 4 2 7.83 December 16, 2015 Shares Public Offering 2 , 44 8 , 3 8 5 7.75

- 67 - with the Arrangement, Hydrogen Company will purchase additional common shares of the Purchaser for a purchase price valued at the price paid to Shareholders in connection with the Arrangement, for an ultimate indirect interest of approximately 19 . 6% . Hydrogen Company and Cummins will enter into a shareholders agreement with respect to the post - closing governance of the Purchaser and the Company and other arrangements regarding their ownership of shares of the Purchaser post - closing, such as puts and calls rights on the shares of the Purchaser held by Hydrogen Company that are not unusual for a minority strategic investor . Established in 1919 , Cummins Inc . , is a corporation existing under the laws of the State of Indiana . Cummins, a global power leader, is a corporation of complementary business units that design, manufacture, distribute and service a broad portfolio of power solutions . Cummins serves customers in approximately 190 countries and territories through a network of approximately 600 company - owned and independent distributor locations and over 7 , 600 dealer locations and earned about $ 2 . 1 billion on sales of $ 23 . 8 billion in 2018 . The registered and head office of Cummins is located at 500 Jackson Street, Columbus, Indiana 47201 , United States . RISK FACTORS Shareholders should carefully consider all of the information disclosed or incorporated by reference in this Circular prior to voting on the matters being put before them at the Meeting . The following risk factors are not a definitive list of all risk factors associated with the Arrangement . Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company, may also adversely affect the completion of the Arrangement . Risks Related to the Arrangement The Arrangement is Subject to Satisfaction or Waiver of Several Conditions The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including, without limitation, receipt of the Final Order, the Shareholder Approval, and there being no Law that is in effect and that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement . There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Conditions to the Arrangement Becoming Effective ” . In addition, if the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial conditions and prospects of the Company . If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Shares that is equivalent to, or more attractive than, the Consideration to be received by the Shareholders pursuant to the Arrangement . Occurrence of a Material Adverse Effect in Respect of the Company The completion of the Arrangement is subject to the condition that, among other things, on or after the date of the Arrangement Agreement, there will not have occurred a Material Adverse Effect in respect of the Company . Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of the Company, there can be no assurance that a Material Adverse Effect in respect of the Company will not occur prior to the Effective Time . If such a Material Adverse Effect occurs, the Purchaser shall be entitled to terminate the Arrangement Agreement and the Arrangement may not proceed . Fees, Costs and Expenses of the Arrangement If the Arrangement is not completed, the Arrangement Agreement does not provide for the Company to receive any reimbursement from the Purchaser for the fees, costs and expenses it has incurred in connection with the Arrangement (other than fees, costs and expenses the Company payable in connection with the proxy solicitation agent, Controlled Goods Filing and the Formal Valuation) . Such fees, costs and expenses include, without limitation, legal fees, financial advisor fees, depositary fees and printing and mailing costs, which will be payable whether or not the Arrangement is completed as well as the consequences and opportunity costs of the suspension of strategic pursuits of the Company in accordance with the terms of the Arrangement Agreement .

- 68 - The Pending Arrangement May Divert the Attention of Management and Impact the Company’s Ability to Attract or Retain Key Personnel or Impact Relationships with Customers or Suppliers The Arrangement could cause the attention of the Company’s management to be diverted from the day - to - day operations of the Company . These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company . Since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company . This may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the Arrangement is completed or the Arrangement Agreement is terminated . In addition, customers or suppliers of the Company may seek to modify or terminate their business relationships with the Company . Market Price of the Shares If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Shares may be materially adversely affected . The Company’s business, financial condition or results of operations could be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses . The Consideration is Fixed and Will Not Be Adjusted in the Event of Any Change in the Market Price of the Shares If the Arrangement is successfully completed, the Purchaser will acquire all of the outstanding Shares, other than the Shares owned by Hydrogen Company and Dissenting Shareholders, for $ 15 . 00 per Share in cash . This Consideration is fixed and will not be adjusted if there are changes in the market price of the Shares, similar to the increase which occurred in the days prior to the announcement of the Arrangement . There can be no assurance that continuing fluctuations in price and volume will not occur . Termination of the Arrangement Agreement and Payment of the Termination Fee Each of the Company and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances . Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement . In the event the Arrangement Agreement is terminated and the Arrangement is not consummated, the Company may, in certain circumstances, be obligated to pay the Termination Fee to the Purchaser . See “ The Arrangement Agreement – Summary of the Arrangement Agreement ” . Even if the Arrangement Agreement is Terminated Without Payment of the Termination Fee, the Company may, in the Future, be Required to Pay the Termination Fee in Certain Circumstances Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances and (a) prior to the Meeting, a bona fide Acquisition Proposal is made, proposed or publicly announced by any person (other than Purchaser, Hydrogen Company or any of their affiliates or any person acting jointly or in concert with any of the foregoing) ; and such Acquisition Proposal has not expired or been publicly withdrawn prior to the Meeting ; and (c) within nine months following the date of such termination, (i) such Acquisition Proposal is consummated by the Company or any of its Subsidiaries, or (ii) within six months following the date of such termination, the Company or any of its Subsidiaries, directly or indirectly, enters into a contract (other than a confidentiality or standstill agreement) in respect of such Acquisition Proposal and such Acquisition Proposal is later consummated (within twelve months after such termination) . For purposes of the foregoing, the term “Acquisition Proposal” has the meaning assigned to such term in Appendix A, except that references to “ 20 % or more” shall be deemed to be references to “ 50 % of more” . Another Attractive Take - Over, Merger or Business Combination May Not Be Available If the Arrangement is not completed, there can be no assurance that the Company will be able to find a party willing to pay equivalent or more attractive consideration than the Consideration to be provided by the Purchaser under the Arrangement or willing to proceed at all with a similar transaction or any alternative transaction .

- 69 - While the Arrangement is Pending, the Company is Restricted from Taking Certain Actions Until the Arrangement is completed, the Arrangement Agreement restricts the Company from taking certain specified actions without the consent of the Purchaser . These restrictions may prevent the Company from pursuing certain business opportunities that may arise prior to the completion of the Arrangement . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Covenants ” . The Company’s Directors and Executive Officers May Have Interests in the Arrangement that are Different from those of Shareholders In considering the recommendation of the Special Committee and the Board to vote in favour of the Arrangement, Shareholders should be aware that certain directors and Executive Officers of the Company have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally . See “ Interest of Certain Persons in the Arrangement ” . The Board established a Special Committee comprised of independent directors to evaluate the Arrangement and advise the full Board on whether the Arrangement is in the best interests of the Company and fair to Shareholders . The Special Committee and the Board each recommended in favour of the Arrangement . Nevertheless, Shareholders should consider these interests in connection with their vote on the Arrangement Resolution Restrictions on the Company’s Ability to Solicit Acquisition Proposals from Other Potential Purchasers While the terms of the Arrangement Agreement permit the Company to consider unsolicited Acquisition Proposals, the Arrangement Agreement restricts the Company from soliciting third parties to make an Acquisition Proposal or receiving an Acquisition Proposal from third parties who have previously entered into confidentiality or standstill agreements with the Company (other than the Purchaser, Cummins and Hydrogen Company) . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Non - Solicitation ” . The Termination Fee and the Right to Match may Discourage Other Parties from Making a Superior Proposal Pursuant to the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Company is required to offer the Purchaser the right to match and to pay the Purchaser the Termination Fee . The right to match and the Termination Fee may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to acquire the Company on more favourable terms than the Arrangement . See “ The Arrangement Agreement – Summary of the Arrangement Agreement – Right to Match ”, and “ The Arrangement Agreement – Summary of the Arrangement Agreement – Termination Fee ” . No Continued Benefit of Share Ownership The Arrangement will result in the Company no longer existing as a publicly - traded issuer and, as such, Shareholders will not benefit from any appreciation in the value of their Shares after the completion of the Arrangement . The Arrangement will Result in Tax Payable by Most Shareholders The Arrangement will be a taxable transaction for most Shareholders and, as a result, taxes will generally be required to be paid by such Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement . Shareholders are advised to consult with their own tax advisors to determine the tax consequences of the Arrangement to them . See “ Certain Canadian Federal Income Tax Considerations ” and “ Certain United States Federal Income Tax Considerations ” . Risks Relating to the Company If the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects . Such risk factors are set forth and described in the Company’s annual information form for the year ended December 31 , 2018 and in the Company’s management’s discussion and analysis of results of operations and financial condition for the three month period ended March 31 , 2019 , which are available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov, and may also be obtained free of charge, upon request of any Shareholder to the Chief

- 70 - Financial Officer of the Company at 220 Admiral Boulevard, Mississauga, Ontario L 5 T 2 N 6 . (telephone : 905 - 361 - 3638 ) . INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that Hydrogen Company, an insider of the Company, and the directors, executive officers (including individuals who have been a director or executive officer since the beginning of the Company’s last financial year) and employees of the Company may have certain interests in connection with the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement . These interests and benefits are described below . All benefits received, or to be received by directors, Executive Officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, executive officers or employees of the Company . No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on such person supporting the Arrangement . Rollover by Hydrogen Company Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Arrangement in lieu of receiving the Consideration from the Purchaser for its Shares . Upon completion of the Arrangement, it is anticipated that Hydrogen Company will own approximately 18 . 6 % of the common shares of the Purchaser, while Cummins will own the remaining approximately 81 . 4 % of the common shares of the Purchaser . Contemporaneously with the Arrangement, Hydrogen Company will purchase additional common shares of the Purchaser for a purchase price valued at the price paid to Shareholders in connection with the Arrangement, for an ultimate indirect interest of approximately 19 . 6% . Hydrogen Company and Cummins will enter into a shareholders’ agreement with respect to the post - closing governance of the Purchaser and the Company and other arrangements regarding their ownership of shares of the Purchaser after completion of the Arrangement, which will provide for customary liquidity rights . Shares and the Intentions of Directors and Executive Officers The directors and Executive Officers of the Company who, as at July 19 , 2019 , collectively hold approximately 1 % of the issued and outstanding Shares have entered into Voting Support Agreements to vote in favour of the Arrangement . All of the Shares held by the directors and Executive Officers of the Company will be treated in the same manner under the Arrangement as Shares held by all other Shareholders . DSUs, PSUs and RSUs Under the Arrangement, each DSU, PSU and RSU will be deemed to be disposed of and surrendered by such holder to the Company in exchange for a cash payment equal to the Consideration, less applicable withholdings . All DSUs, PSUs and RSUs will be cancelled under the Plan of Arrangement . As of July 19 , 2019 , there were 134 , 097 DSUs, and 178 , 217 RSUs held by directors or executive officers of the Company (including individuals who have been a director or executive officer since the beginning of the Company’s last financial year) . No PSUs were issued and outstanding . Accordingly, the directors or executive officers of the Company (including individuals who have been a director or executive officer since the beginning of the Company’s last financial year) would be entitled to receive cash proceeds for these securities of approximately $ 4 , 684 , 710 (before applicable withholdings) .

- 71 - All of the DSUs, PSUs and RSUs held by directors or executive officers of the Company (including individuals who have been a director or executive officer since the beginning of the Company’s last financial year) will be treated in the same fashion under the Arrangement as DSUs PSUs and RSUs held by all other employee Shareholders, if any . Further information with respect to the compensation and the financial holdings and interests of the directors and officers of the Company is contained in the management information circular of the Company dated April 10 , 2019 , which is available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov . Company Options Under the Arrangement, each “in - the - money” Company Option will be deemed to be disposed of and surrendered by such holder to the Company in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such Company Option, less applicable withholdings . Each “out - of - the - money” option shall be deemed to be disposed of and surrendered by such holder to the Company . All Company Options will be cancelled under the Plan of Arrangement . The outstanding Company Options to acquire Shares held by the directors and Executive Officers as of the Record Date have exercise prices ranging from C $ 5 . 03 to C $ 16 . 14 . Accordingly, the Executive Officers and directors of the Company would be entitled to receive cash proceeds for their Company Options of approximately $ 5 , 281 , 543 (before applicable withholdings) . All of the Company Options held by Executive Officers and directors of the Company will be treated in the same fashion under the Arrangement as Company Options held by all other employee Shareholders, if any . As of July 19 , 2019 , there were Company Options to acquire an aggregate of 818 , 543 Shares . Consideration Other than as disclosed elsewhere in this Circular and in the table below, no director or executive officer of the Company who has been a director or executive officer at any time since the beginning of the Company’s last financial year, and after reasonable enquiry, no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting . As of July 19 , 2019 , directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, the number of Shares and DSUs, PSUs, RSUs and Company Options disclosed below . All of the Shares held by the directors and executive officers of the Company (including former directors and executive officers of the Company) will be treated in the same manner under the Arrangement as Shares held by any other Shareholder . For a description of the treatment of the DSU, PSUs and RSUs under the Arrangement, see “ The Arrangement – Treatment of Company Securities – DSUs PSUs and RSUs ” . Name and Position Number of Shares Number of PSUs Number of DSUs Number of RSUs Number of Options Douglas S. Alexander – Chair 2,588 - 69,637 - - David C. Ferguson – Director 1,200 - 14,588 - - Joseph Cargnelli – Director and Chief Technology Officer 157,375 1 - - 46,648 157,424 Sara Elford – Director 2,400 - 15,056 - - Don Lowry – Director - - 24,632 - - Michael Cardiff – Former Director 2 - - 10,184 - - Daryl Wilson – President & Chief Executive Officer 19,895 - - 89,882 364,448

- 72 - Name and Position Number of Shares Number of PSUs Number of DSUs Number of RSUs Number of Options Marc Beisheim – Chief Financial Officer & Corporate Secretary 3 - - - 12,919 20,785 Wido Westbroek – Vice - President, Sales and Marketing 1,457 - - 21,307 77,320 Robert Motz – Former Chief Financial Officer and Corporate Secretary 4 - - - 7,461 97,541 1 Includes 160 Shares held by an associate of Mr . Cargnelli . 2 Mr . Cardiff resigned from the Board effective May 11 , 2018 . 3 Effective May 11 , 2018 , Mr . Beisheim was appointed as Chief Financial Officer and Corporate Secretary . 4 Mr . Motz resigned from the Company effective May 11 , 2018 . Employment Agreements The Company has entered into employment agreements with Mr . Daryl Wilson, Chief Executive Officer (the “ Wilson Employment Agreement ”), Mr . Marc Beisheim, Chief Financial Officer (the “ Beisheim Employment Agreement ”), Joseph Cargnelli, Chief Technology Officer (the “ Cargnelli Employment Agreement ”) and Mr . Wido Westbroek, Vice President, Sales and Marketing (the “ Westbroek Employment Agreement ”) . The Wilson Employment Agreement provides that in the event that Mr . Wilson is terminated without cause upon a change of control of the Company, he is entitled to receive a lump sum payment of 18 months’ salary and target bonus in lieu of notice, which amount would be equal to a maximum of $ 911 , 403 (C $ 1 , 185 , 189 ) . The Beisheim Employment Agreement provides that in the event that Mr . Beisheim is terminated without cause upon a change of control of the Company, he is entitled to receive a lump sum payment of 12 months’ salary and target bonus in lieu of notice, which amount would be equal to a maximum of $ 284 , 528 (C $ 370 , 000 ) . The Cargnelli Employment Agreement provides that in the event that Mr . Cargnelli is terminated without cause upon a change of control of the Company, he is entitled to receive a lump sum payment of 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice, which amount would be equal to a maximum of $ 504 , 686 (C $ 656 , 294 ) . The Westbroek Employment Agreement provides that in the event that Mr . Westbroek is terminated without cause upon a change of control of the Company, he is entitled to receive a lump sum payment of 12 months’ salary and bonus in lieu of notice, which amount would be equal to a maximum of $ 316 , 943 (C $ 412 , 153 ) . INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as disclosed elsewhere in this Circular, the Company is not aware of any director, executive officer or any person who, to the knowledge of the directors or officers of the Company, beneficially owns or controls or exercises control or discretion over Shares carrying more than 10 % of the votes attached to the Shares, or any associate or affiliate of the foregoing, having any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its Subsidiaries . MATERIAL CHANGES TO THE AFFAIRS OF THE COMPANY To the knowledge of the directors and officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company . EXPENSES OF THE ARRANGEMENT Except as otherwise provided for in the Arrangement Agreement, all costs, fees and expenses incurred by a party in connection with the Arrangement Agreement and the Arrangement, shall be paid by the party incurring such costs, fees and expenses . Notwithstanding the above, the Purchaser shall pay all fees, costs and expenses payable in connection with the proxy solicitation agent, Controlled Goods Filing and Formal Valuation . For the avoidance of doubt, neither the Company, the Purchaser nor Cummins shall be responsible for the payment of income or other

- 73 - Taxes, if any, imposed upon a securityholder of the Company as a result of the transactions contemplated in the Arrangement Agreement . The estimated fees, costs and expenses of the Company in connection with the Arrangement, including without limitation, financial advisors’ fees, filing fees, legal and accounting fees, and printing and mailing costs, are anticipated to be approximately $ 7 million, based on certain assumptions of the Company . OTHER BUSINESS Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Special Meeting . However, if any other matters will properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote on such matters in accordance with their best judgment . AUDITORS, TRANSFER AGENT AND REGISTRAR The auditors of the Company are Pricewaterhouse Coopers LLP, at their office located at PwC Tower, Suite 2600 , 18 York Street, Toronto, Ontario, M 5 J 0 B 2 . Pricewaterhouse Coopers LLP has been the auditors of the Company since 1999 . Pricewaterhouse Coopers LLP is independent within the meaning of the Rules of Professional Conduct of Chartered Accountants of Ontario . The transfer agent and registrar for the Company is AST Trust Company (Canada) at its principal office located at 1 Toronto Street, Suite 1200 , Toronto, Ontario M 5 C 2 V 6 , and the co - transfer agent and co - registrant for the Company in the United States is Computershare Investor Services LLC at its principal office located at 150 Royall Street, Canton, MA 02021 , United States of America . ADDITIONAL INFORMATION The Company files reports and other information with the securities commissions of the provinces of Canada and the SEC . Financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31 , 2018 and for the three month period ended March 31 , 2019 . These reports and information are available to the public free of charge under the Company’s profile on SEDAR at www . sedar . com and on EDGAR on the SEC’s website at www . sec . gov , and may also be obtained free of charge, upon request of any Shareholder to the Chief Financial Officer of the Company at 220 Admiral Boulevard, Mississauga, Ontario L 5 T 2 N 6 . (telephone : 905 - 361 - 3638 ) .

- 74 - CONSENT OF HOULIHAN LOKEY CAPITAL, INC. To: Board of Directors of Hydrogenics Corporation We hereby consent to the summary contained in the management information circular of Hydrogenics Corporation (the “ Company ”) dated July 19 , 2019 (the “ Circular ”) of (i) the fairness opinion of our firm dated June 28 , 2019 (the “ Houlihan Lokey Fairness Opinion ”), which we prepared for the Board of Directors of the Company and the Special Committee thereof in connection with the arrangement agreement dated June 28 , 2019 entered into between the Company, Cummins Inc . , and Atlantis AcquisitionCo Canada Corporation, and (ii) the financial analyses undertaken in connection with the preparation of the Houlihan Lokey Fairness Opinion, and the full text of the Houlihan Lokey Fairness Opinion as Appendix “G” to the Circular . In providing this consent, we do not intend that any persons other than the Board of Directors of the Company and the Special Committee thereof rely upon such fairness opinion . “ Houlihan Lokey Capital, Inc. ” Houlihan Lokey Capital, Inc. July 19, 2019

- 75 - CONSENT OF ORIGIN MERCHANT PARTNERS To: Board of Directors of Hydrogenics Corporation To: Special Committee of the Board of Directors of Hydrogenics Corporation We hereby consent to the references within the management information circular of Hydrogenics Corporation (the “ Company ”) dated July 19 , 2019 (the “ Circular ”) to the fairness opinion of our firm dated June 28 , 2019 and the formal valuation prepared by our firm dated June 28 , 2019 (collectively, the “ Origin Valuation and Fairness Opinion ”), each of which we prepared for of the Board of Directors of the Company and the Special Committee thereof in connection with the arrangement agreement dated June 28 , 2019 entered into between the Company, Cummins Inc . , and Atlantis AcquisitionCo Canada Corporation, to the inclusion of the full text of the Origin Valuation and Fairness Opinion attached as Appendix “H” to the Circular and to the filing of the Origin Valuation and Fairness Opinion with the securities regulatory authorities in the provinces of Canada . In providing this consent, we do not intend that any persons other than the Board of Directors of the Company and the Special Committee thereof rely upon such fairness opinion or such formal valuation . “ Origin Merchant Partners ” Origin Merchant Partners July 19, 2019

APPROVAL OF THE BOARD OF DIRECTORS The contents and the sending of the Notice of Special Meeting and this Circular have been approved by the Board. DATED July 19, 2019 BY ORDER OF THE BOARD OF DIRECTORS Douglas S. Alexander Board Chair - 76 -

A - 1 APPENDIX A. GLOSSARY In this management information circular, the following capitalized terms have the meanings set forth below. “ Acquisition Proposal ” means, other than the transactions contemplated by the Arrangement Agreement or any transaction to which Cummins, Purchaser and/or Hydrogen Company (or any of their affiliates or any person acting jointly or in concert with Cummins, Purchaser and/or Hydrogen Company or any of their affiliates) is a Party and any transaction involving only the Company and/or one or more of its wholly - owned subsidiaries, any transaction relating to : (i) any merger, amalgamation, business combination, take - over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its wholly - owned subsidiaries, the assets or revenues of which, individually or in the aggregate, would, if consummated, represent 20 % or more of the consolidated assets or which contribute 20 % or more of consolidated revenue, as applicable, of the Company and its subsidiaries, taken as a whole (ii) any sale or disposition of assets of the Company and/or one or more of its wholly - owned subsidiaries, whether directly or indirectly or through one or more related transactions, representing 20 % or more of the consolidated assets or contributing 20 % or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole (or any lease, license, long - term supply agreement or other arrangement having the same economic effect as any of the foregoing), or (iii) acquisition of more than 20 % of the voting or equity securities of the Company (or rights or interests therein or thereto), in each case, excluding any transactions or related transactions involving only the Company and/or one of its subsidiaries or between one or more of its subsidiaries ; or (ii) any proposal or offer (whether written or oral) or public announcement or other public disclosure of an intention, in each case by a third party, to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement ; provided that for the purpose of the definition of “ Superior Proposal ”, the references in this definition of “Acquisition Proposal” to “more than 20 % of the voting or equity securities” shall be deemed to be references to “more than 100 % of the voting or equity securities”, and the references to “ 20 % or more of the consolidated assets” or “ 20 % or more of the consolidated revenue” shall be deemed to be references to “all or substantially all of the consolidated assets” or “all or substantially all of the consolidated revenues”, respectively . “ affiliate ” has the meaning specified in National Instrument 45 - 106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement . “ Air Liquide ” means L’Air Liquide S.A. “ Air Liquide Common Shares ” means the 3 , 537 , 931 Common Shares held by Hydrogen Company immediately prior to the Effective Time, being all of the equity interests in the Company held by Hydrogen Company and its affiliates . “ Air Liquide Consideration ” means one common share of the Purchaser for each Air Liquide Common Share, or 3 , 537 , 931 common shares of the Purchaser in the aggregate . “ allowable capital loss ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Disposition of Shares under the Arrangements ” . “ Arrangement ” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably .

A - 2 “ Arrangement Agreement ” means the arrangement agreement dated June 28 , 2019 , by and among the Company, Cummins and the Purchaser, including all schedules annexed thereto, as it may be amended or supplemented or otherwise modified from time to time in accordance with the terms thereof . “ Arrangement Resolution ” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form and content of Schedule B hereto . “ Articles of Arrangement ” means the articles of arrangement of the Company in respect of the Plan of Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in a form and content satisfactory to the Company and Purchaser, acting reasonably . “ Beneficial Shareholder ” means a Shareholder that is not a Registered Shareholder, whose Shares are held in the name of an intermediary such as a broker, investment dealer, bank, trust company, trustee, clearing agency (such as CDS) or other nominee . “ Board ” means the board of directors of the Company as constituted from time to time . “ Board Recommendation ” means the statement in this Circular, after consultation with its legal and financial advisors and its receipt and review of the unanimous recommendation of the Special Committee, the Houlihan Lokey Fairness Opinion and the Origin Valuation and Fairness Opinion, the Board has unanimously determined (excluding Mr . Pierre - Etienne Franc) that the Arrangement is in the best interests of the Company and unanimously recommends that Shareholders (other than Hydrogen Company and its affiliates) vote their Shares in favour of the Arrangement Resolution . “ Broadridge ” has the meaning set out in “ Introduction – Voting of Shares – Beneficial Shareholders ” . “ Business Day ” means any day of the year, other than a Saturday, Sunday or any day on which commercial banks are authorized or obligated by law to be closed in Toronto, Ontario, or on which any Exchange is closed . “ CBCA ” means the Canada Business Corporations Act . “ CDS ” means CDS Clearing and Depository Services Inc. “ Certificate of Arrangement ” means the certificate or other confirmation of filing giving effect to the Plan of Arrangement to be issued by the Director pursuant to section 192 (7) of the CBCA after the Articles of Arrangement have been filed . “ CGP ” has the meaning set out in “ The Arrangement – Regulatory Matters ” . “ Change in Recommendation ” means prior to the approval of the Arrangement Resolution by the affirmative vote of (i) at least 66 2 / 3 % of the votes cast by Shareholders present in person or represented by proxy at the Meeting ; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by Shareholders, excluding the votes attached to Shares required to be excluded pursuant to MI 61 - 101 , as may be modified by the Interim Order, the Board and relevant committee thereof shall have (A) failed to recommend, withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser, or fails to publicly reaffirm within ten Business Days after having been requested in writing to do so by Purchaser, acting reasonably, the approval or recommendation of the Arrangement or the Arrangement Resolution (it being understood that the Board or relevant committee thereof will have no obligation to make such recommendation on more than two separate occasions) . “ Circular ” means this Notice of Special Meeting and management information circular dated July 19 , 2019 , together with all appendices hereto and information incorporated herein by reference, distributed by the Company in connection with the Meeting, as amended, supplemented or otherwise modified from time to time . “ Code ” means the Internal Revenue Code of 1986 , as amended . “ Company ” means Hydrogenics Corporation, a corporation existing under the federal laws of Canada .

A - 3 “ Company Options ” means the options to purchase Shares granted under the Omnibus Incentive Plan and the Legacy Option Plan . “ Consideration ” means the consideration to be received by a Shareholder (other than Hydrogen Company and its affiliates) pursuant to the Plan of Arrangement, consisting of $ 15 . 00 in cash, without interest, for each Share held . “ Controlled Goods Filing ” means a notification to Public Works and Government Services Canada pursuant to section 9 of the Canadian Controlled Goods Regulations in respect of the transactions contemplated by the Arrangement Agreement . “ Court ” means the Ontario Superior Court of Justice (Commercial List). “ Cummins ” means Cummins Inc., a corporation existing under the laws of the State of Indiana. “ Depositary ” means AST Trust Company (Canada). “ Director ” means the Director appointed pursuant to section 260 of the CBCA. “ Dissenting Non - Resident Holder ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Disposition of Shares under the Arrangement – Dissenting Non - Resident Holders ” . “ Dissenting Resident Holder ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Disposition of Shares under the Arrangement – Dissenting Resident Holders ” . “ Dissent Rights ” means the rights of dissent exercisable by Registered Shareholders (as of the Record Date) in respect of the Arrangement as described in the Plan of Arrangement . “ Dissenting Shareholder ” means a Registered Shareholder (as of the Record Date) who has validly exercised its Dissent Rights and has not withdrawn such exercise of Dissent Rights prior to the Effective Time . “ Dissenting Shares ” means the Shares held by Dissenting Shareholders in respect of which Dissent Rights have been and remain validly exercised at the Effective Time . “ DSU Plan ” means the deferred share unit plan of the Company, originally established in 2009 , as amended from time to time . “ DSUs ” means the deferred share units granted under the DSU Plan. “ EDGAR ” means the Electronic Data Gathering, Analysis and Retrieval system administered by the SEC . “ Effective Date ” means the date shown on the Certificate of Arrangement giving effect to the Arrangement . “ Effective Time ” means 9 : 01 a . m . (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date . “ Eligible Institution ” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc . Medallion Signature Program (MSP) . “ Encumbrances ” includes any mortgage, hypothec, pledge, assignment, charge, lien, security interest, adverse interest, adverse claim, other third party interest, easement, encroachment, restriction, restrictive covenant, encumbrance or other interest of any nature or kind whatsoever, whether contingent or absolute, and any agreement, option, right or privilege, in each case, through the operation of Law, contract or otherwise, capable of becoming any of the foregoing . “ Engagement Agreement ” has the meaning set out in “ Background to the Arrangement Agreement – Origin Valuation and Fairness Opinion ” .

A - 4 “ Exchange ” means the TSX and/or NASDAQ, as applicable. “ Exchange Act ” means the United States Securities Exchange Act of 1934 , as amended. “ Executive Officers ” means Daryl Wilson, Marc Beisheim, Joseph Cargnelli, and Wido Westbroek. “ Fairness Opinions ” means, together, the Origin Fairness Opinion and the Houlihan Lokey Fairness Opinion. “ Final Order ” means the final order of the Court, approving the Plan of Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal . “ Formal Valuation ” means the formal valuation of the Shares prepared by Origin, as part of the Origin Valuation and Fairness Opinion, in accordance with the requirements of MI 61 - 101 for a formal valuation in respect of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement . “ Funding and Investment Agreement ” means the Funding and Investment Agreement dated as of June 28 , 2019 between Cummins and Hydrogen Company . “ Governmental Entity ” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, agency, central bank, court, tribunal, arbitral body, office, crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi - governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self - regulatory organization, exercising any regulatory, expropriation or taxing authority (including the Exchanges) . “ Holder ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations ”. “ Houlihan Lokey ” means Houlihan Lokey Capital, Inc. “ Houlihan Lokey Fairness Opinion ” means the opinion of Houlihan Lokey that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders, the full text of which is set out in Appendix “G” to this Circular . “ Hydrogen Company ” means The Hydrogen Company, a wholly owned subsidiary of Air Liquide. “ Hydrogen Company Private Placement ” has the meaning set out in “ Background to the Arrangement – Background to the Arrangement ”. “ Hydrogen Company Subscription Agreement ” means the Subscription Agreement dated December 21 , 2018 between Hydrogen Company and the Company . “ Hydrogen Company Voting Support Agreement ” means the voting and support agreement dated June 28 , 2019 entered into between Hydrogen Company, Cummins and the Purchaser . “ IFRS ” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis . “ Information ” has the meaning set out “ Background to the Arrangement – Origin Valuation and Fairness Opinion – Assumptions and Limitations ”. “ Interested Parties ” has the meaning set out in “ Background to the Arrangement – Origin Valuation and Fairness Opinion ” .

A - 5 “ Interim Order ” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) . “ IRS ” means the United States Internal Revenue Service. “ ISED Minister ” means the Canadian Minister of Innovation, Science and Economic Development. “ Law ” or “ Laws ” means all federal, provincial, state, municipal, regional and local laws (including common law), by - laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances or legally binding policies, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity that, in each case have the force of law, and the term “applicable” with respect to such Laws and in a context that refers to a person, means such Laws as are binding upon or applicable to such person or its business or assets . “ Legacy Option Plan ” means the legacy stock option plan of the Company, originally established on October 27 , 2009 , as amended from time to time . “ Letter of Transmittal ” means the letter of transmittal accompanying this Circular sent to Shareholders. “ Loan Amount ” means the aggregate amount payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled under the Plan of Arrangement . “ Locked - Up Directors and Officers ” means the directors and officers of the Company who, as at June 28 , 2019 , beneficially own or exercise control or direction over Shares, being Douglas S . Alexander, Marc Beisheim, Joseph Cargnelli, Sarah Elford, David C . Ferguson, Don Lowry, Wido Westbroek and Daryl Wilson . “ Locked - Up Shareholder ” has the meaning set out in “ The Arrangement – Voting Support Agreements ”. “ Material Adverse Effect ” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances : (a) has had or would reasonably be expected to have a material and adverse effect on the business, financial condition, assets, obligations (whether absolute, accrued, conditional or otherwise), or results of operations of the Company and its subsidiaries, taken as a whole ; or (b) would reasonably be expected to prevent or materially adversely affect the ability of the Company to perform its obligations under the Arrangement Agreement, in each case except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to : (i) the negotiation, execution, announcement or performance of the Arrangement Agreement hereby and the related disclosure by the Company thereof, the identity of Cummins, Purchaser, Hydrogen Company or their affiliates, the consummation of the transactions contemplated or the communication by Cummins, Purchaser, Hydrogen Company or their affiliates regarding the plan or intentions of Cummins, Purchaser or Hydrogen Company with respect to the conduct of the business of the Company, including any litigation or claim threatened or initiated by the Company Shareholders against the Company or its subsidiaries or any of their respective officers and directors with respect to same ; (ii) global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets ; (iii) any act of terrorism, war or any escalation or worsening acts of war (whether or not declared), armed hostilities, riots, sabotage, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency, or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada, United States or Europe ; (i v ) any natural events or conditions (including any natural disaster or outbreaks of illness);

A - 6 ( v ) any change, development or condition affecting the industries or markets in which the Company or any of its subsidiaries operate or the markets for any of its products; ( v i) information of which Cummins, Purchaser or Hydrogen Company has actual knowledge on the date hereof as a result of information disclosed in the Company Disclosure Letter and Company’s Public Disclosure Record, which for purposes of this definition solely consists of annual information forms, financial statements, management discussion and analysis and material change reports ; ( v ii) any change in applicable generally accepted accounting principles, including IFRS; ( v iii) any change in any analysts’ recommendation or rating with respect to the Company; (i x ) any adoption, proposal, implementation or change in Law, including Tax Law, or in any interpretation, application or non - application of any Laws, including Tax Laws, by any Governmental Entity ; ( x ) any action taken (or omitted to be taken) by the Company or any of its subsidiaries which is required to be taken (or omitted to be taken) in accordance with the Arrangement Agreement or which is taken with the prior written consent or direction of Purchaser and Cummins ; ( x i) any change in the trading price or any change in the trading volume of the Company Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (i) to (x) above or (xii) below) may be taken into account in determining whether a Material Adverse Effect has occurred) or any suspension of trading in securities generally or on an Exchange ; and ( x ii) the failure of the Company to meet or achieve the results set forth in any internal or public projection, forecast or estimates of revenue, earnings, cash flow, cash position or other financial measures (it being understood that the causes underlying the failure (other than those in clauses (i) to (viii) above) may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that to the extent that an effect referred to in clauses (ii) to (v) above has a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and markets in which the Company and any of its subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred ; and provided further that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred . “ Meeting ” means the special meeting of Shareholders to be held at 10:00 a.m. (Toronto time) on August 29, 2019, to consider, among other matters, the Arrangement Resolution, including any adjournment or postponement thereof. “ MI 61 - 101 ” means Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions . “ NASDAQ ” means the Nasdaq Global Market or any successor thereto. “ Non - Resident Holder ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada ”. “ Notice of Special Meeting ” means the notice of special meeting of Shareholders which accompanies this Circular. “ Omnibus Incentive Plan ” means the omnibus incentive plan of the Company originally established on March 27, 2012, as amended from time to time. “ Origin ” means Origin Merchant Partners .

A - 7 “ Origin Fairness Opinion ” means the opinion of Origin that, as of June 28 , 2019 , and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Shareholders (other than Hydrogen Company and its affiliates) in the Arrangement was fair, from a financial point of view, to such Shareholders, the full text of which is set out in Appendix “H” to this Circular . “ Origin Valuation and Fairness Opinion ” means, collectively, the Origin Fairness Opinion and the Formal Valuation . “ Origin Valuation and Fairness Opinion Fee ” has the meaning set out in “ Background to the Arrangement – Origin Valuation and Fairness Opinion ” . “ Outside Date ” means December 20 , 2019 , or such later date as may be agreed to in writing by the Parties . “ Parties ” means the parties to the Arrangement Agreement, being the Company, Cummins and the Purchaser, and “ Party ” means any one of them . “ person ” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or other entity however designated or constituted and pronouns have a similarly extended meaning . “ Plan of Arrangement ” means the plan of arrangement, substantially in the form of Appendix “F” to this Circular, subject to any amendments or variations made in accordance with the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order (with the prior written consent of the Company and the Purchaser, each acting reasonably) . “ Proposed Amendments ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations ”. “ PSPC ” means Public Works and Government Services Canada. “ PSUs ” means the performance share units granted under the Omnibus Incentive Plan. “ Purchaser ” means Atlantis AcquisitionCo Canada Corporation, a corporation existing under the laws of Ontario . “ Record Date ” means the record date to determine the entitlement of Shareholders to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof, being July 15 , 2019 . “ Registered Shareholder ” means a registered holder of Shares. “ Representative ” means, with respect to any person, any officer, director, employee, financial advisor, legal counsel, accountant, or agent or representative or agent of such person (except in the case of Mr . Pierre Etienne - Franc, who is not a representative of the Company) . “ Resident Holder ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada ” . “ Response Period ” has the meaning set out in “ The Arrangement Agreement – Summary of the Arrangement Agreement – Right to Match ” . “ Reviewable Transaction ” has the meaning set out in “ The Arrangement – Regulatory Matters ”. “ RSUs ” means the restricted share units granted under the Omnibus Incentive Plan. “ SEC ” means the U . S . Securities and Exchange Commission .

A - 8 “ SEDAR ” means the System for Electronic Document Analysis and Retrieval. “ Shares ” means the common shares in the capital of the Company. “ Shareholder Approval ” means the approval of the Arrangement Resolution by the Shareholders at the Meeting in accordance with the Interim Order. “ Shareholders ” means the registered and/or beneficial holders of Shares. “ Special Committee ” means the special committee of members of the Board to consider, among other things, the Arrangement. “ Subject Securities ” has the meaning set out in “ The Arrangement – Voting Support Agreements ”. “ Superior Proposal ” means any bona fide written Acquisition Proposal made after the date of the Arrangement Agreement that did not result from a willful and intentional breach of section 5 . 2 of the Arrangement Agreement by the Company, any of its subsidiaries or any of their Representatives, and that : (i) is, in the opinion of the Board or relevant committee thereof, reasonably likely to be consummated at the time and on the terms proposed, taking into account, to the extent considered appropriate by the Board or relevant committee thereof, all financial, legal, regulatory and other aspects of such Acquisition Proposal ; (ii) is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or any committee thereof), acting in good faith, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal ; (iii) that is not subject to a due diligence and/or access condition; and in respect of which the Board or relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that : (a) failure to recommend such Acquisition Proposal to Shareholders (other than Hydrogen Company and its affiliates) would be inconsistent with its fiduciary duties under applicable Laws, and (b) having regard to all of its terms and conditions, such Acquisition Proposal would, if consummated in accordance with such terms (but not assuming away any risk of non - completion), result in a transaction more favourable to Shareholders (other than Hydrogen Company and its affiliates) from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Purchaser pursuant to section 5 . 3 (b) of the Arrangement Agreement) . “ taxable capital gain ” has the meaning set out in “ Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada ”. “ Tax Act ” means the Income Tax Act (Canada). “ Termination Fee ” means $8.9 million. “ Transfer Agent ” means AST Trust Company (Canada). “ TSX ” means the Toronto Stock Exchange. “ U.S. ” or “ United States ” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia. “ U.S. Holder ” has the meaning set out in “ Certain United States Federal Income Tax Considerations ”. “ VIF ” has the meaning set out in “ Hydrogenics Corporation – Notice of Special Meeting of Shareholders ”.

A - 9 “ Voting Support Agreements ” has the meaning set out in “ The Arrangement – Voting Support Agreements ”.

B - 1 APPENDIX B. ARRANGEMENT RESOLUTION BE IT RESOLVED THAT: 1. The arrangement (the “ Arrangement ”) under section 192 of the Canada Business Corporations Act (the “ CBCA ”) of Hydrogenics Corporation (the “ Company ”), as more particularly described and set forth in the management information circular (the “ Circular ”) dated July 19 , 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement) (the “ Arrangement Agreement ”) made as of June 28 , 2019 , among the Company, Cummins Inc . , and Atlantis AcquisitionCo Canada Corporation, is hereby authorized, approved and adopted . 2. The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “ Plan of Arrangement ”)), the full text of which is set out in Appendix E to the Circular, is hereby authorized, approved and adopted . 3. The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved . 4. The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement) . 5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions . 6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and deliver or cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents . 7. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing .

C - 1 APPENDIX C. INTERIM ORDER

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSJNESS CORPORATIONS ACT, R.S.C. 1985, c. C - 44, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION, CUMMINS INC. AND ATLANTIS ACQUISITIONCO CANADA CORPORATION Court File No: CV - 19 - 623 794 - 00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto INTERIM ORDER (July 19, 2019) TORYSLLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario MSK 1N2 Canada Andrew Gray LSO# 46626V Tel: 416.865.7630 Alexandra Shelley LSO# 68903F Tel: 416.865.8161 Fax: 416.865.7380 Lawyers for the Applicant Hydrogenics Corporation

D - 1 APPENDIX D. NOTICE OF APPLICATION FOR FINAL ORDER

Court File No: CV-19-623794-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION, CUMMINS INC. AND ATLANTIS ACQUISITIONCO CANADA CORPORATION

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

TORYS LLP
Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

Andrew Gray LSO# 46626V
Tel: 416.865.7630

Alexandra Shelley LSO# 68903F
Tel: 416.865.8161
Fax: 416.865.7380

Lawyers for the Applicant
Hydrogenics Corporation

28059454.1

E - 1 APPENDIX E. ARRANGEMENT AGREEMENT

E - 2 EXECUTION COPY ARRANGEMENT AGREEMENT A MO N G CUMMINS INC. - AND - ATLANTIS ACQUISITIONCO CANADA CORPORATION - AND - HYDROGENICS CORPORATION June 28, 2019

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 2

Section 1.1 Definitions 2
Section 1.2 Interpretation Not Affected by Headings 17
Section 1.3 Number and Gender 17
Section 1.4 Date for Any Action 17
Section 1.5 Currency 18
Section 1.6 Accounting Matters 18
Section 1.7 Knowledge 18
Section 1.8 Schedules 18
Section 1.9 Other Definitional and Interpretive Provisions 18

ARTICLE 2 THE ARRANGEMENT 19

Section 2.1 Arrangement 19
Section 2.2 Interim Order 20
Section 2.3 The Company Meeting 21
Section 2.4 The Company Circular 22
Section 2.5 Final Order 24
Section 2.6 Court Proceedings 24
Section 2.7 Hydrogen Company Disclosure 25
Section 2.8 Company Options, DSUs, PSUs and RSUs 25
Section 2.9 Articles of Arrangement and Effective Date 25
Section 2.10 Payment of Consideration 26
Section 2.11 Adjustment to Consideration in the Event of Distributions 26
Section 2.12 Support Agreements 26
Section 2.13 List of Securityholders 26
Section 2.14 Hydrogen Company Agreements 27

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY 27

Section 3.1 Representations and Warranties 27
Section 3.2 Disclaimer of Additional Representations and Warranties 27
Section 3.3 Survival of Representations and Warranties 27

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER 27

Section 4.1 Representations and Warranties 27
Section 4.2 Disclaimer of Additional Representations and Warranties 27
Section 4.3 Survival of Representations and Warranties 28

ARTICLE 5 COVENANTS OF COMPANY 28

Section 5.1 Conduct of Business of the Company 28
Section 5.2 Non-Solicitation 31
Section 5.3 Right to Match 34
Section 5.4 Pre-Acquisition Reorganization 36
Section 5.5 Regarding the Arrangement 38

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- ii -

ARTICLE 6 COVENANTS OF PURCHASER....................39

Section 6.1 Insurance and Indemnification....................39
Section 6.2 Employee and Benefit Matters....................41
Section 6.3 Regarding the Performance of Obligations....................42
Section 6.4 Performance of Purchaser....................43

ARTICLE 7 REGULATORY COVENANTS....................43

Section 7.1 Controlled Goods....................43
Section 7.2 Other Regulatory Matters....................43

ARTICLE 8 ADDITIONAL COVENANTS....................44

Section 8.1 Regarding the Arrangement....................44
Section 8.2 Public Communications....................44
Section 8.3 Notice and Cure Provisions....................45
Section 8.4 Access to Information; Confidentiality Agreement....................46
Section 8.5 Withholding Rights....................46

ARTICLE 9 CONDITIONS....................47

Section 9.1 Mutual Conditions Precedent....................47
Section 9.2 Additional Conditions Precedent to the Obligations of Purchaser....................47
Section 9.3 Additional Conditions Precedent to the Obligations of the Company....................48
Section 9.4 Satisfaction of Conditions....................49

ARTICLE 10 TERM AND TERMINATION....................49

Section 10.1 Term....................49
Section 10.2 Termination....................49
Section 10.3 Effect of Termination/Survival....................51
Section 10.4 Agreement as to Damages....................51
Section 10.5 Fees and Expenses; Other Payments....................52

ARTICLE 11 GENERAL PROVISIONS....................52

Section 11.1 Time of the Essence....................52
Section 11.2 Entire Agreement, Binding Effect and Assignment....................52
Section 11.3 Notices....................53
Section 11.4 Governing Law, Attornment....................54
Section 11.5 Counterparts, Execution....................54
Section 11.6 Amendments....................54
Section 11.7 Waiver....................55
Section 11.8 Injunctive Relief and Specific Performance....................55
Section 11.9 Severability....................55
Section 11.10 Third Parties....................56
Section 11.11 No Personal Liability....................56
Section 11.12 Privacy....................57

Schedule A - Plan of Arrangement....................A-1
Schedule B - Arrangement Resolution....................B-1

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E - 5 - iii - Schedule C - Representations and Warranties of the Company .............................................C - 1 Schedule D - Representations and Warranties of Parent and Purchaser ...............................D - 1

E - 6 ARRANGEMENT AGREEMENT THIS ARRANGEMENT AGREEMENT dated June 28, 2019, A M O N G : CUMMINS INC. , a corporation existing under the laws of the State of Indiana (the “ Parent ”) - and - ATLANTIS ACQUISITIONCO CANADA CORPORATION , a corporation existing under the laws of Ontario (the “ Purchaser ”) - and - HYDROGENICS CORPORATION, a corporation existing under the laws of Canada (the “ Company ”) WHEREAS upon the terms and subject to the conditions of this Agreement (as hereinafter defined), the Parties (as hereinafter defined) wish to enter into a transaction providing for the acquisition by Parent of all of the outstanding Company Shares (as hereinafter defined) through its wholly - owned subsidiary, Purchaser ; AND WHEREAS the Special Committee (as hereinafter defined), after consultation with the Company’s financial and legal advisors, has determined that the Arrangement (as hereinafter defined) is in the best interests of the Company and has recommended that the Board of Directors (as hereinafter defined) approve this Agreement and the Arrangement, and recommend that the Company Shareholders (as hereinafter defined) (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution (as hereinafter defined) ; AND WHEREAS the Board of Directors (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining), after consultation with the Company’s financial and legal advisors, has determined that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution ; AND WHEREAS Purchaser has entered into voting support agreements with each of the Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, the Supporting Shareholders have agreed to vote all of the Company Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions of such agreements ;

E - 7 2 AND WHEREAS the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement, in each case, as set out herein ; NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows : ARTICLE 1 I N T E R P RET A T ION Section 1.1 Definitions In this Agreement, unless the context otherwise requires: “ 1934 Act ” means the United States Securities Exchange Act of 1934 , as amended; “ Acquisition Proposal ” means, other than the transactions contemplated by this Agreement or any transaction to which Parent, Purchaser and/or Hydrogen Company (or any of their affiliates or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or any of their affiliates) is a Party and any transaction involving only the Company and/or one or more of its wholly - owned subsidiaries, any transaction relating to : (a) (i) any merger, amalgamation, business combination, take - over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its wholly - owned subsidiaries, the assets or revenues of which, individually or in the aggregate, would, if consummated, represent 20 % or more of the consolidated assets or which contribute 20 % or more of consolidated revenue, as applicable, of the Company and its subsidiaries, taken as a whole (ii) any sale or disposition of assets of the Company and/or one or more of its wholly - owned subsidiaries, whether directly or indirectly or through one or more related transactions, representing 20 % or more of the consolidated assets or contributing 20 % or more of the consolidated revenue of the Company and its subsidiaries, taken as a whole (or any lease, license, long - term supply agreement or other arrangement having the same economic effect as any of the foregoing), or (iii) acquisition of more than 20 % of the voting or equity securities of the Company (or rights or interests therein or thereto), in each case, excluding any transactions or related transactions involving only the Company and/or one of its subsidiaries or between one or more of its subsidiaries ; or (b) any proposal or offer (whether written or oral) or public announcement or other public disclosure of an intention, in each case by a third party, to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement ; provided that for the purpose of the definition of “ Superior Proposal ”, the references in this definition of “Acquisition Proposal” to “more than 20 % of the voting or equity securities” shall be deemed to be references to “more than 100 % of the voting or equity securities”, and the references to “ 20 % or more of the consolidated assets” or “ 20 % or more of the

E - 8 3 consolidated revenue” shall be deemed to be references to “all or substantially all of the consolidated assets” or “all or substantially all of the consolidated revenues”, respectively ; “ affiliate ” has the meaning ascribed thereto in National Instrument 45 - 106 − Prospectus Exemptions ; “ Agreement ” means this arrangement agreement, including all schedules, and all amendments or restatements hereof (if any) ; “ Anti - Corruption Laws ” means the Corruption of Foreign Public Officials Act (Canada), as amended, the Foreign Corrupt Practices Act of 1977 (United States), as amended, and any similar Law applicable to the Company or any of its subsidiaries ; “ Anti - Money Laundering Laws ” means anti - money laundering and anti - terrorism laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and similar Laws ; “ Arrangement ” means the proposed arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably ; “ Arrangement Resolution ” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto ; “ Articles of Arrangement ” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made, which shall be in a form and content satisfactory to the Company and Purchaser, acting reasonably ; “ Belfius Loan Agreement ” means the loan agreement dated March 27 , 2017 between the Company’s wholly - owned subsidiary, Hydrogenics Europe N . V . and Voor Belfius Bank N . V .; “ Board of Directors ” means the board of directors of the Company as constituted from time to time ; “ Books and Records ” means books and records of the Company and its subsidiaries, including books of account and Tax records, whether in written or electronic form ; “ Business Day ” means any day, other than a Saturday, a Sunday or a day on which commercial banks are authorized or obligated by law to be closed in Toronto, Ontario, or on which any Exchange is closed ; “ CBCA ” means the Canada Business Corporations Act ; “ Certificate of Arrangement ” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192 (7) of the CBCA after the Articles of Arrangement have been filed ;

E - 9 4 “ Change in Recommendation ” has the meaning ascribed thereto in Section 10 . 2 (a)(iii)(B) ; “ Collective Agreements ” means collective agreements with bargaining agents, trade unions, councils of trade unions, employee bargaining agencies, affiliated bargaining agents or employee associations by which the Company or any of its subsidiaries is bound ; “ Company ” has the meaning ascribed thereto in the recitals ; “ Company Circular ” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to, among others, Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time ; “ Company Disclosure Letter ” means the “disclosure letter” from the Company to Purchaser dated the date hereof including all schedules, exhibits and appendices thereto ; “ Company Financial Statements ” means the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31 , 2018 and 2017 (including the notes thereto, the auditor’s report thereon and related management’s discussion and analysis) and the Company’s unaudited interim financial statements as at and for the three months ended March 31 , 2019 (including the notes thereto and related management’s discussion and analysis) ; “ Company Intellectual Property ” means, collectively, the Company Licensed Intellectual Property and the Company Owned Intellectual Property ; “ Company Licensed Intellectual Property ” means all Intellectual Property Rights that are licensed by a third party to the Company or its subsidiaries, including, without limitation, written Inbound IP Licenses ; “ Company Meeting ” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order and Section 2 . 3 to consider the Arrangement ; “ Company Meeting Target Date ” has the meaning ascribed thereto in Section 2 . 3 (a) ; “ Company Options ” means the options to purchase Company Shares granted under the Omnibus Incentive Plan and the Legacy Option Plan ; “ Company Owned Intellectual Property ” means all Intellectual Property Rights that are owned by the Company and its subsidiaries ; “ Company Plan ” means any employee benefit plans relating to Employees or employee benefits of the Company, including the Equity Plans and all other plans, agreements, arrangements or policies relating to employment, retirement or leave (other than those required by Law), vacation pay or severance pay (other than those required by Law), deferred or incentive compensation, pension, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements (other

E - 10 5 than those required by Law), health benefits (other than those required by Law), disability benefits, insurance benefits or any registered or unregistered pension benefit plans, other than Statutory Plans ; “ Company Registrations ” means all Company Owned Intellectual Property that is the subject of an active registration, or for which a pending application for registration has been filed, with any Internet domain registry or any patent, trademark or copyright office ; “ Company Shareholders ” means the registered and/or beneficial holders of Company Shares (other than Parent, Purchaser, and any of their affiliates), as the context requires ; “ Company Shares ” means the common shares in the capital of the Company ; “ Company Systems ” means, collectively, all computer systems, including Software, hardware, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, and computer systems, in each case, owned by, or leased or licensed to, the Company or its subsidiaries (including any such assets under the control of a third party and used to provide services to the Company or any of its subsidiaries in connection with the business of the Company and its subsidiaries as presently conducted) ; “ Company’s Constating Documents ” means the articles and by - laws of the Company and all amendments to such articles or by - laws ; “ Company’s Public Disclosure Record ” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company on SEDAR or EDGAR on or after January 1 , 2018 ; “ Confidentiality Agreement ” means the letter agreement dated October 31 , 2018 among Parent and the Company ; “ Consideration ” means $ 15 . 00 in cash per Company Share ; “ Contract ” means any written contract, license, lease, agreement, or other legally binding written commitment to which the Company or any of its subsidiaries is a Party or by which any of them, or any of their respective properties or assets, are bound and, for greater certainty, shall exclude Company Plans ; “ Controlled Goods Filing ” has the meaning ascribed thereto in Section 7 . 1 ; “ Court ” means the Ontario Superior Court of Justice (Commercial List); “ D&O Insurance ” has the meaning ascribed thereto in Section 6.1(b) ; “ Data Room ” means the virtual data room entitled “Project : Pacific Data Room 2019 ” established by the Company to which Purchaser and its Representatives have been provided access as at June 27 , 2019 , the index of documents of which is appended to Section 1 . 1 (a) of the Company Disclosure Letter ;

E - 11 6 “ Depositary ” means AST Trust Company (Canada) or such other person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of Purchaser, acting reasonably ; “ Director ” means the Director appointed pursuant to Section 260 of the CBCA ; “ Dissent Rights ” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement ; “ DSU Plan ” means the deferred share unit plan of the Company, originally established in 2009 , as amended from time to time ; “ DSUs ” means the deferred share units granted under the DSU Plan ; “ EDC Loan Agreement ” means the loan agreement dated November 4 , 2016 between the Company, as borrower, and Export Development Canada, as lender ; “ EDGAR ” means the Electronic Data Gathering, Analysis, and Retrieval system available for public view at www . sec . gov/edgar . shtml ; “ Effective Date ” has the meaning ascribed thereto in the Plan of Arrangement ; “ Effective Time ” has the meaning ascribed thereto in the Plan of Arrangement ; “ Employees ” means each individual who, on the Effective Date, is actively employed by the Company or any of its subsidiaries, including any employee who is on vacation or sick leave or jury duty, pregnancy or parental leave, or on any other leave of absence, family or workers’ compensation leave, disability leave or military leave, whether paid or unpaid ; “ Employment Contracts ” means all written Contracts, other than Company Plans, relating to the employment of an Employee, or providing for retention, termination, severance or change of control benefits ; “ Encumbrance ” includes any mortgage, hypothec, pledge, assignment, charge, lien, security interest, adverse interest, adverse claim, other third party interest, easement, encroachment, restriction, restrictive covenant, encumbrance or other interest of any nature or kind whatsoever, whether contingent or absolute, and any agreement, option, right or privilege, in each case, through the operation of Law, contract or otherwise, capable of becoming any of the foregoing ; “ Environmental Laws ” means any and all Laws relating to pollution or protection of the natural environment including those relating to Releases of Hazardous Materials into the natural environment, as well as any resulting exposure of humans from such Releases of Hazardous Materials into the natural environment ; “ Equity Plans ” means, collectively, the Omnibus Incentive Plan, the Legacy Option Plan and the DSU Plan ; “ Exchange ” or “ Exchanges ” means the TSX and/or NASDAQ, as applicable ;

E - 12 7 “ Fairness Opinion ” means the verbal opinion of the Financial Advisor (subsequently confirmed in writing by delivery of the Financial Advisor’s written opinion dated the same date), to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Consideration to be received by Company Shareholders (other than Hydrogen Company and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to Company Shareholders (other than Hydrogen Company and its affiliates) ; “ Final Order ” means the final order of the Court, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal ; “ Financial Advisor ” means Houlihan Lokey Capital, Inc .; “ Financial Indebtedness ” means with respect to any person (a) all outstanding obligations for senior debt and subordinated debt and any other outstanding obligation for borrowed money, and other indebtedness evidenced by loans, indentures, notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, accrued interest, fees and expenses related thereto), (b) any outstanding obligations under capital leases and purchase money obligations, (c) any amounts owed with respect to drawn letters of credit, and (d) any outstanding guarantees of obligations of the type described in clauses (a) through (c) above ; “ Formal Valuation ” means the verbal formal valuation and opinion of the Valuator (subsequently confirmed in writing by delivery of the Valuator’s written formal valuation dated the same date), the preparation and content of which complies with the requirements of MI 61 - 101 for a formal valuation, to the effect that, as of the date of such formal valuation and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such formal valuation, the fair market value of the Company Shares is in the range of $ 12 . 41 to $ 16 . 36 and the consideration to be received by Company Shareholders (other than Hydrogen Company and its affiliates) is fair, from a financial point of view, to Company Shareholders (other than Hydrogen Company and its affiliates) ; “ Fuzhou ” means Fuzhou Bonded Zone Hejili Equity Investment, L . P . “ Governmental Entity ” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, minister, government in council, agency, central bank, court, tribunal, arbitral body, office, crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi - governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self - regulatory organization, exercising any regulatory, expropriation or taxing authority (including the Exchanges) ; “ Hazardous Materials ” mean any pollutant, hazardous waste, hazardous substance, hazardous material, hazardous recyclable, dangerous substance or dangerous good as defined, or identified in any Environmental Laws ;

E - 13 8 “ Hydrogen Company ” means The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S . A .; “ Hydrogen Company Confidentiality Agreement ” means the letter agreement dated October 31 , 2018 between Hydrogen Company and the Company ; “ Hydrogen Company Investment Agreement ” means the agreement entered into between Parent and Hydrogen Company on the date hereof pursuant to which Hydrogen Company agrees to participate in the Plan of Arrangement in accordance with the terms thereof ; “ ICA ” means the Investment Canada Act , R . S . C . 1985 , c . 28 ( 1 st Supp . ) ; “ IFRS ” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis ; “ Immediate Family Member ” means any current or former spouse, current or former domestic partner, current or former spousal equivalent, child (including an adopted child or step child), sibling, parent or other lineal ancestor or lineal descendant ; “ Inbound IP Licenses ” means, collectively, each license or other Contract pursuant to which the Company or any of its subsidiaries is granted rights under, in or to Intellectual Property Rights owned by a third party ; “ Indemnified Person ” has the meaning ascribed thereto in Section 6 . 1 ; “ Intellectual Property Rights ” means domestic and foreign intellectual property rights, including : (a) all trademarks, service marks, internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby ; (b) inventions, patents, applications for patents and reissues, and divisions, continuations, re - examinations, renewals, extensions, and continuations - in - part of patents or patent applications ; (c) industrial design registrations and applications ; (d) confidential proprietary information, including trade secrets ; (e) copyrights and registrations and applications for registration of copyright ; (f) designs and similar rights, design registrations, design registration applications and integrated circuit topographies and similar rights ; and (g) Software ; “ Interested Director ” means Pierre - Etienne Franc ; “ Interim Order ” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) ; “ Law ” or “ Laws ” means all federal, provincial, state, municipal, regional and local laws (including common law), by - laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances or legally binding policies, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity that, in each case have the force of law, and the term “applicable”

E - 14 9 with respect to such Laws and in a context that refers to a person, means such Laws as are binding upon or applicable to such person or its business or assets ; “ Legacy Option Plan ” means the legacy stock option plan of the Company, originally established on October 27 , 2009 , as amended from time to time ; “ Loan Agreements ” means, collectively, the Belfius Loan Agreement, the EDC Loan Agreement, the Ministry of Ontario Loan Agreement and the RBC Loan Agreement ; “ Material Adverse Effect ” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances : (a) has had or would reasonably be expected to have a material and adverse effect on the business, financial condition, assets, obligations (whether absolute, accrued, conditional or otherwise), or results of operations of the Company and its subsidiaries, taken as a whole ; or (b) would reasonably be expected to prevent or materially adversely affect the ability of the Company to perform its obligations under this Agreement, in each case except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to : (a) the negotiation, execution, announcement or performance of this Agreement hereby and the related disclosure by the Company thereof, the identity of Parent, Purchaser, Hydrogen Company or their affiliates, the consummation of the transactions contemplated or the communication by Parent, Purchaser, Hydrogen Company or their affiliates regarding the plan or intentions of Parent, Purchaser or Hydrogen Company with respect to the conduct of the business of the Company, including any litigation or claim threatened or initiated by the Company Shareholders against the Company or its subsidiaries or any of their respective officers and directors with respect to same ; (b) global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial or capital markets ; (c) any act of terrorism, war or any escalation or worsening acts of war (whether or not declared), armed hostilities, riots, sabotage, insurrection, civil disorder, military conflicts, political instability or other armed conflict, national calamity, crisis or emergency, or any governmental response to any of the foregoing, in each case, whether occurring within or outside of Canada, United States or Europe ; (d) any natural events or conditions (including any natural disaster or outbreaks of illness); (e) any change, development or condition affecting the industries or markets in which the Company or any of its subsidiaries operate or the markets for any of its products ; ( f ) information of which Parent, Purchaser or Hydrogen Company has actual knowledge on the date hereof as a result of information disclosed in the Company Disclosure Letter and Company’s Public Disclosure Record, which for purposes of

E - 15 10 this section shall solely consist of annual information forms, financial statements, management discussion and analysis and material change reports; (g) any change in applicable generally accepted accounting principles, including IFRS; (h) any change in any analysts’ recommendation or rating with respect to the Company; ( i ) any adoption, proposal, implementation or change in Law, including Tax Law, or in any interpretation, application or non - application of any Laws, including Tax Laws, by any Governmental Entity ; ( j ) any action taken (or omitted to be taken) by the Company or any of its subsidiaries which is required to be taken (or omitted to be taken) in accordance with this Agreement or which is taken with the prior written consent or direction of Purchaser and Parent ; ( k ) any change in the trading price or any change in the trading volume of the Company Shares (it being understood that the causes underlying such change in trading price or trading volume (other than those in clauses (a) to (j) above or (l) below) may be taken into account in determining whether a Material Adverse Effect has occurred) or any suspension of trading in securities generally or on an Exchange ; and ( l ) the failure of the Company to meet or achieve the results set forth in any internal or public projection, forecast or estimates of revenue, earnings, cash flow, cash position or other financial measures (it being understood that the causes underlying the failure (other than those in clauses (a) to (h) above) may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that to the extent that an effect referred to in clauses (b) to (e) above has a materially disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and markets in which the Company and any of its subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred ; and provided further that references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred ; “ Material Contract ” means : (a) any Contract between the Company or any of its subsidiaries and any of the customers of the Company or its subsidiaries or end user licensees that generated over $ 500 , 000 in revenue during the fiscal year ended December 31 , 2018 or $ 350 , 000 in revenue during the six month period ended June 30 , 2019 ; (b) any Inbound IP License (other than for shrink wrap Software or other Software that is generally commercially available for licensing or subscription (including as a service)) that required expenditures over $ 1 , 000 , 000 during the fiscal year ended December 31 , 2018 or $ 700 , 000 during the six month period ended June 30 , 2019 ; (c) any Contract in which the Company or any of its subsidiaries has agreed to assign, licensed or otherwise granted any material interest in any Company Owned Intellectual Property (including any Company Registrations), including any right to receive royalties or other payments, to any

E - 16 11 person, other than non - exclusive licenses granted in the ordinary course of business ; (d) any Contract that if terminated, or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect ; (e) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $ 700 , 000 in the aggregate ; (f) any Contract under which indebtedness in excess of $ 500 , 000 is or may become outstanding, other than any such Contract between two or more wholly - owned subsidiaries of the Company or between the Company and one or more of its wholly - owned subsidiaries ; (g) any Contract under which the Company or any of its subsidiaries is obligated to make or expects to receive payments in excess of $ 750 , 000 over the remaining term of such Contract ; (h) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal ; (i) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any goods, products or services commitments where the purchase or sale price or agreed value or fair market value of such good, product or services commitment exceeds $ 350 , 000 annually or $ 700 , 000 over the remaining term of such Contract ; (j) any Contract that limits or restricts in any material respect (i) the ability of the Company or any subsidiary to engage in any line of business or carry on business in any geographic area, or (ii) the scope of persons to whom the Company or any of its subsidiaries may sell products ; (k) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue or business sharing arrangements in which the interest of the Company or its subsidiaries has a book value which exceeds $ 1 , 000 , 000 ; (l) any material lease to which the Company or any subsidiary is a party ; or (m) any Contract relating to the disposition or acquisition by the Company or its subsidiaries of any material assets or business ; “ MI 61 - 101 ” means Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions ; “ Ministry of Ontario Loan Agreement ” means the loan agreement dated September 28 , 2011 between the Company, as borrower, and Her Majesty The Queen In Right Of The Province Of Ontario, as represented by the Minister of Economic Development and Trade, as lender ; “ Misrepresentation ” has the meaning ascribed thereto in the Securities Acts; “ NASDAQ ” means the Nasdaq Global Market or any successor thereto; “ Omnibus Incentive Plan ” means the omnibus incentive plan of the Company originally established on March 27 , 2012 , as amended from time to time ; “ Order ” means any writ, judgment, injunction, decree, determination, award or similar order of any Governmental Entity (whether preliminary or final) ; “ ordinary course of business ” means, with respect to the Company and/or its subsidiaries, the usual, regular and ordinary course of business of the Company and or its subsidiaries, consistent with past practice ; “ Outside Date ” means December 20 , 2019 or such later date as Purchaser and the Company may agree in writing ; “ Parent ” has the meaning ascribed thereto in the recitals ;

E - 17 12 “ Parties ” means, collectively, the Company, Parent and Purchaser, and “ Party ” means any of them ; “ Pension Plan ” means a “registered pension plan” as defined in the Tax Act; “ Permit ” means any license, permit, certificate, consent, order, grant, approval, classification, clearance registration, or other authorization of, with, to and from any Governmental Entity ; “ Permitted Encumbrances ” means, with respect to the Company and its subsidiaries : (a) statutory liens for Taxes, utilities (including levies or imposts for sewers and other municipal utility services), special assessments or other governmental or quasi - governmental charges not yet due and payable or which the Company or its subsidiaries is contesting in good faith, or in each case if adequate reserves with respect thereto are maintained in the appropriate financial statements ; (b) statutory liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and similar legislation ; (c) security given by the Company or any of its subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business; (d) undetermined or inchoate construction, mechanics, carriers or repair or storage liens arising in the ordinary course of business; (e) any reservations or exceptions contained in the original grants from a Governmental Entity; ( f ) any subsisting restrictions, exceptions, reservations, limitations, provisos and conditions (including royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grants from any Governmental Entity ; (g) subdivision agreements, site plan control agreements, development agreements, servicing agreement and other similar agreements with municipal and other Governmental Entities affecting the development, servicing or use of the real property subject to Real Property Leases ; (h) easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land ; ( i ) zoning by - laws, ordinances or other restrictions as to the use of real property, and agreements with other persons registered against title the real property subject to Real Property Leases ; ( j ) such other defects, liens or irregularities of title as do not, individually or in the aggregate, have a Material Adverse Effect;

E - 18 13 ( k ) any and all “Permitted Encumbrances”, “Permitted Liens” or other substantially similar terms as may be defined in the Loan Agreements; ( l ) Encumbrances securing acquisition financing with respect to the applicable assets, including refinancings thereof arising in the ordinary course of business ; and (m) any Permitted Encumbrances listed in Section 1.1(b) of the Company Disclosure Letter; “ person ” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Entity or other entity however designated or constituted and pronouns have a similarly extended meaning ; “ Personal Information ” means any information about an identifiable individual collected, used, disclosed, or retained by the Company or its subsidiaries in connection with its business, including information regarding the customers, suppliers, employees and agents of the Company or its subsidiaries, such as an individual’s address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, bank account information, source of funds, payment records, credit information, personal references and health records ; “ Plan of Arrangement ” means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 11 . 6 hereof or Section 5 . 2 of the Plan of Arrangement or made at the direction of the Court in the Final Order ; “ Pre - Acquisition Reorganization ” has the meaning ascribed thereto in Section 5 . 4 (a) ; “ PSUs ” means the performance share units granted under the Omnibus Incentive Plan ; “ Public International Organization ” means any public international organization, including international financial institutions such as the World Bank Group ; “ Public Official ” means : (a) any employee, officer, official, legislator, administrator, judge, member, consultant, representative or agent of any (or any person who holds a legislative, administrative or judicial position with any) : (i) Governmental Entity, (ii) any instrumentality of any Governmental Entity (including any entity, agency, enterprise, joint venture, or partnership owned or controlled by a Governmental Entity) or (iii) Public International Organization ; (b) any employee, director, officer, agent or representative of any : (i) corporation or other body (including any agency, enterprise, joint venture, or partnership) owned by a Governmental Entity or controlled by a Governmental Entity or (ii) corporation or other body that is established to perform a duty or function on behalf of a Governmental Entity or is performing such a duty or function ; (c) any person acting in an official capacity for or on behalf of, or who performs public functions or duties of or for : (i) any Governmental Entity or instrumentality of a Governmental Entity (including any entity, agency, enterprise, joint venture, or partnership owned or controlled by a Governmental Entity) or part of any of them, (ii) any Public International Organization, or (iii) any political

E - 19 14 Party or political Party official or candidate for office ; or (d) any member of a political Party or candidate for public office ; or any person who by virtue of local culture and traditions exercises influence on the decision making of Public Officials as defined in clauses (a) through (d) above, including, without limitation, tribal chiefs, shamans, spiritual leaders and members of band councils and other indigenous leadership bodies ; “ Purchaser ” has the meaning ascribed thereto in the recitals ; “ RBC Loan Agreement ” means the loan agreement dated January 27 , 2017 between the Company and the Royal Bank of Canada ; “ Real Property Leases ” means the leases, subleases and other similar agreements (and all amendments or modifications thereto) under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property ; “ Record Date ” has the meaning ascribed thereto in Section 2 . 2 (g) ; “ Release ” has the meaning prescribed in any applicable Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Material, whether accidental or intentional, into the environment ; “ Representatives ” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party except that the Interested Director shall not be considered a Representative of the Company ; “ Requisite Approval ” means the approval of Company Shareholders in accordance with Section 2 . 2 (b) , as may be modified by the Interim Order ; “ Response Period ” has the meaning ascribed thereto in Section 5 . 3 (a)(iv) ; “ Restricted Person ” means (a) any person (other than a natural person) located in, or formed under the laws of Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine ; (b) any person or Governmental Entity with which transactions by United States or Canadian persons are prohibited or restricted as of the time of a relevant transaction under any Trade Laws ; (c) any person designated on the specially designated nationals and blocked persons list maintained by the Office of Foreign Assets Control of the U . S . Treasury Department, or the designated persons lists maintained by Global Affairs Canada or Canada’s Office of the Superintendent of Financial Institutions ; (d) any “national” of Cuba except an “unblocked national”, as those terms are defined in Title 31 , Part 515 of the U . S . Code of Federal Regulations, as amended from time to time ; and (e) any person owned or controlled by, or acting or purporting to act for, any of the foregoing persons ; “ Returns ” means all reports, forms, schedules, elections, estimates, declarations of estimated Tax, information statements and returns filed or required to be filed with a Governmental Entity in connection with any Taxes ; “ RSUs ” means the restricted share units granted under the Omnibus Incentive Plan ;

E - 20 15 “ Sanctions ” means any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by a Governmental Entity, including Global Affairs Canada, the Office of Foreign Assets Control of the U . S . Department of the Treasury, the United Nations Security Council, the European External Action Service of the European Union, Her Majesty’s Treasury of the United Kingdom, or any other applicable sanctions authority ; “ SEC ” means the United States Securities and Exchange Commission ; “ Securities Acts ” means, collectively, the Securities Act (Ontario), the United States Securities Act of 1933 , as amended, and the 1934 Act ; “ Securities Authorities ” means the Ontario Securities Commission, the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada, the SEC and the applicable securities commissions in each of the states of the United States ; “ Securities Laws ” means the Securities Acts, all other applicable Canadian provincial securities Laws (including MI 61 - 101 ), all other applicable United States state securities or “blue sky” Laws, and the rules and regulations and published policies under the foregoing securities Laws and applicable exchange rules and listing standards of the Exchanges ; “ SEDAR ” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13 - 101 - System for Electronic Document Analysis and Retrieval (SEDAR) and available for public view at www . sedar . com ; “ Senior Officers ” means Daryl Wilson, Marc Beisheim, Joseph Cargnelli, and Wido Westbroek ; “ Software ” means computer programs, including any and all software implementations or algorithms, applications, utilities, development tools, diagnostics, data, program modules, interfaces, screen displays, report layouts, databases and embed systems, whether in source code, interpreted code or object code form, and any documentation relating to the foregoing and, for greater certainty, and, without limitation, including all of the foregoing required to control and operate fuel cells and balance of plant systems relating to fuel cells ; “ Special Committee ” means the special committee of members of the Board of Directors formed in relation to the proposal to effect the transactions contemplated by this Agreement ; “ Statutory Plans ” means statutory plans or social security plans or programs which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation ; “ Subject Laws ” has the meaning ascribed thereto in Section 1 . 25 of Schedule C hereto ; “ subsidiary ” has the meaning ascribed thereto in the Securities Act (Ontario) ;

E - 21 16 “ Superior Proposal ” means any bona fide written Acquisition Proposal made after the date of this Agreement that did not result from a willful and intentional breach of Section 5.2 by the Company, any of its subsidiaries or any of their Representatives, and that: (a) is, in the opinion of the Board of Directors or relevant committee thereof, reasonably likely to be consummated at the time and on the terms proposed, taking into account, to the extent considered appropriate by the Board of Directors or relevant committee thereof, all financial, legal, regulatory and other aspects of such Acquisition Proposal ; (b) is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board of Directors (or any committee thereof), acting in good faith, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal ; (c) that is not subject to a due diligence and/or access condition; and (d) in respect of which the Board of Directors or relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors, that : ( i ) failure to recommend such Acquisition Proposal to Company Shareholders (other than Hydrogen Company and its affiliates) would be inconsistent with its fiduciary duties under applicable Laws, and ( ii ) having regard to all of its terms and conditions, such Acquisition Proposal would, if consummated in accordance with such terms (but not assuming away any risk of non - completion), result in a transaction more favourable to Company Shareholders (other than Hydrogen Company and its affiliates) from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by Purchaser pursuant to Section 5 . 3 (b) ) ; “ Support Agreements ” means the voting support agreements substantially in the form attached as Schedule E, dated the date hereof between Purchaser, on the one hand, and each of the Supporting Shareholders, on the other hand, pursuant to which the Supporting Shareholders have agreed, among other things, to support the Arrangement and to vote the Company Shares beneficially owned or over which control or direction is exercised by them in favour of the Arrangement Resolution subject to, and in accordance with, the terms of such agreements ; “ Supporting Shareholders ” means (a) all of the directors and Senior Officers of the Company who beneficially own or exercise control or direction over Company Shares, and (b) Hydrogen Company; “ Tax Act ” means the Income Tax Act (Canada); “ Taxes ” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include all income or profits taxes (including, but not limited to, federal, provincial, territorial, state, foreign and local income taxes), capital taxes, payroll

E - 22 17 and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, goods and services tax, harmonized sales tax, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation premiums or charges and pension assessment and other similar governmental charges (including Canada Pension Plan payments) ; “ Termination Fee ” has the meaning ascribed thereto in Section 10.4(a) ; “ Termination Fee Event ” has the meaning ascribed thereto in Section 10.4(a) ; “ Trade Authorization ” means a Permit concerning the exportation, re - exportation, and temporary importation of any products, technology, technical data and services, including those administered by the Export Controls Division of Global Affairs Canada, the Controlled Goods Directorate of Public Works and Government Services Canada, and the Canadian Industrial Security Directorate, the United States Bureau of Industry and Security of the Department of Commerce, the Directorate of Defense Trade Controls of the United States Department of State, and the Office of Foreign Assets Control of the United States Department of the Treasury, the United States anti - boycott regulations administered by the Office of Anti - boycott Compliance of the United States Department of Commerce and the Internal Revenue Service ; “ Trade Laws ” means the Export and Import Permits Act (Canada), the Export Administration Regulations (United States), the Arms Export Control Act (United States), and International Traffic in Arms Regulations thereunder, United States customs laws, and all similar Laws ; “ Transferred Information ” has the meaning ascribed thereto in Section 11.12(a) ; “ TSX ” means the Toronto Stock Exchange or any successor thereto; and “ Valuator ” means Origin Merchant Partners. Section 1.2 Interpretation Not Affected by Headings The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings and the table of contents are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement . Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement . Section 1.3 Number and Gender In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders . Section 1.4 Date for Any Action If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a Business

E - 23 18 Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a Business Day. Section 1.5 Currency Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “U . S . $ ” refers to United States dollars and “C $ ” refers to Canadian dollars . Section 1.6 Accounting Matters Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company and its subsidiaries shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company and its subsidiaries required to be made shall be made in a manner consistent with IFRS . Section 1.7 Knowledge In this Agreement, unless otherwise stated, references to “the knowledge of the Company” and phrases of similar import mean and shall be limited to the actual knowledge, after reasonable inquiry within the Company, of, the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity, the Senior Officers . Section 1.8 Schedules The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof : Schedule A - Plan of Arrangement Schedule B - Arrangement Resolution Schedule C - Representations and Warranties of the Company Schedule D - Representations and Warranties of Parent and Purchaser Schedule E - Form of Support Agreement Section 1.9 Other Definitional and Interpretive Provisions (a) References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import . (b) The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement . (c) Any capitalized terms used in any exhibit or Schedule or the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement . (d) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends .

E - 24 19 (e) Any reference to a number of days shall refer to calendar days unless Business Days are specified. ( f ) References to time are to local time, Toronto, Ontario. (g) When used in reference to the Company or its subsidiaries, the term “material” shall be measured against the Company and its subsidiaries, taken as a whole. (h) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof . References to any person include the successors and permitted assigns of that person . ( i ) References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Agreement, and as the same may be amended, re - enacted, consolidated or replaced from time to time (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or other Law shall be deemed to refer to such statute or other Law, as amended, and to any rules or regulations made thereunder, in each case, as of such date), and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy . ( j ) The term “made available” means (i) copies of the subject materials were included in the Data Room or in the Company’s Public Disclosure Record prior to the date of this Agreement ; (ii) the subject material was listed in the Company Disclosure Letter ; or (iii) the copies of the subject materials were provided to Purchaser or its Representatives by the Company if requested . ( k ) The Parties agree that they have been represented by outside legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document . ARTICLE 2 THE ARRANGEMENT Section 2.1 Arrangement The Company and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement . The Company confirms that the Board of Directors (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) has determined, after consultation with its legal advisors and financial advisors and following receipt and review of the recommendation of the Special Committee, the verbal Fairness Opinion and the verbal Formal Valuation, that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and is in the best interests of the Company ; and the Board of Directors

E - 25 20 (with all directors other than the Interested Director affirmatively approving and the Interested Director abstaining) has resolved to recommend approval of the Arrangement Resolution to the Company Shareholders (other than Hydrogen Company and its affiliates), all on the terms and subject to the conditions contained herein . Section 2.2 Interim Order The Company agrees that as soon as reasonably practicable after the date hereof, the Company shall apply in a manner reasonably acceptable to Purchaser (acting reasonably) pursuant to section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which application shall provide, among other things : (a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided ; (b) that the requisite approval for the Arrangement Resolution shall be (i) two - thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution and (ii) if, and to the extent required, a majority of the votes cast on the Arrangement Resolution by Company Shareholders present and in person or represented by proxy at the Company Meeting excluding for this purpose votes attaching to Company Shares held by Hydrogen Company and any other persons described in items (a) through (d) of Section 8 . 1 (2) of MI 61 - 101 ; (c) that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents as in effect as of the date hereof, all other matters, shall apply in respect of the Company Meeting ; (d) for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as of the Record Date as contemplated in the Plan of Arrangement ; (e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order; ( f ) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court ; (g) confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting (“ Record Date ”) in accordance with the Interim Order, which date shall be no later than July 19 , 2019 ; (h) that the Record Date will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting; and

E - 26 21 ( i ) for such other matters as the Company or Purchaser may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld . Section 2.3 The Company Meeting (a) Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable and, subject to Purchaser’s compliance with Section 2 . 4 (d) , Section 6 . 3 and Article 7 , the Company shall use commercially reasonable efforts to do so on or before August 30 , 2019 (the “ Company Meeting Target Date ”) and set the Record Date for the Company Shareholders entitled to vote at the Company Meeting as promptly as practicable, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of Purchaser : (i) except as required or permitted under Section 8 . 3 (b) or Section 5 . 3 (d) ; (ii) except as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) ; (iii) except as required by Law or by a Governmental Entity ; or (iv) except for postponements or adjournments (including postponements or adjournments reasonably requested by Purchaser) for not more than 20 Business Days in the aggregate for the purposes of attempting to obtain the Requisite Approval ; (b) subject to the terms of this Agreement and compliance by the directors and officers of the Company with their fiduciary duties and provided that the Board of Directors or relevant committee thereof has not made a Change in Recommendation, the Company will use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably or otherwise deemed advisable by the Company, using dealer and proxy solicitation services ; it being agreed that all costs and expenses incurred in connection with such services, where so requested by Purchaser, will be paid by Purchaser ; (c) The Company shall: ( i ) except as otherwise expressly contemplated or permitted by this Agreement or as required by Law, not propose or submit for consideration at the Company Meeting any business other than the Arrangement without Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed ; ( ii ) provide Purchaser and Hydrogen Company with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by Purchaser ; (iii) give prior notice to Purchaser and Hydrogen Company of the Company Meeting and allow Purchaser’s Representatives and legal counsel to attend the Company Meeting ;

E - 27 22 ( i v ) as promptly as reasonably practicable, advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, and promptly following receipt of proxy tallies over the last three Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution ; ( v ) promptly advise Purchaser of any action or claim brought by (or threatened to be brought by) or any material communication (written or oral) from any person in opposition to the Arrangement and any purported exercise or withdrawal of Dissent Rights by Company Shareholders and provide Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution ; and ( v i ) not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights, without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed . Section 2.4 The Company Circular (a) Subject to compliance by Purchaser with Section 2 . 4 (d) , Section 6 . 3 and Article 7 , as promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser and Hydrogen Company as contemplated by Section 2 . 4 (c) , the Company Circular together with any other documents required by the CBCA and applicable Securities Laws in connection with the Company Meeting and the Arrangement and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting and the Arrangement to be filed as required by applicable Securities Laws and to be sent to each Company Shareholder and other persons as required by the Interim Order (for the purposes of this Section 2 . 4 , “ Company Circular ” shall include such other documentation), in each case using commercially reasonable efforts so as to permit the Company Meeting to be held by the Company Meeting Target Date . (b) The Company shall ensure that the Company Circular complies in all material respects with the CBCA and applicable Securities Laws, does not at the time of mailing contain any Misrepresentation (other than with respect to any information furnished by Purchaser or its affiliates and Hydrogen Company and its affiliates, whether pursuant to Section 2 . 4 (d) or otherwise), and shall provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting . Subject to the terms of this Agreement, the Company Circular will include : (a) a copy of the written Fairness Opinion, (b) a copy of the written Formal Valuation, (c) a statement that the Board of Directors has determined (with all directors other than the Interested Director affirmatively determining and the Interested Director abstaining), after consultation with its legal and financial

E - 28 23 advisors and receipt and review of the recommendation of the Special Committee, the verbal Fairness Opinion, and the verbal Formal Valuation, that the Arrangement is fair to the Company Shareholders (other than Hydrogen Company and its affiliates) and is in the best interest of the Company and recommends (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) that Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution (unless the Board of Directors or relevant committee thereof has made a Change in Recommendation, in accordance with the terms of this Agreement), and (d) a statement that each of the Supporting Shareholders intends to vote all of such person’s Company Shares (including any Company Shares issued upon the exercise of any Company Options) in favour of the Arrangement Resolution pursuant to the terms of the Support Agreements, subject to the other terms of this Agreement and the Support Agreements . (c) Purchaser , Hydrogen Company , and their respective legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto and reasonable consideration shall be given to any comments made by Purchaser, Hydrogen Company and their respective legal counsel, provided that all information relating solely to Purchaser or its affiliates or Hydrogen Company and its affiliates included in the Company Circular shall be in form and content satisfactory to Purchaser or Hydrogen Company, as applicable, acting reasonably . The Company shall provide Purchaser and Hydrogen Company with a final copy of the Company Circular prior to mailing to the Company Shareholders . (d) Purchaser shall provide to the Company all information regarding Purchaser, Hydrogen Company and their affiliates as required by the Interim Order or Laws for inclusion in the Company Circular and other filings required to be made by the Company or in any amendments or supplements to such Company Circular and other filings . Purchaser shall ensure that such information does not include a Misrepresentation . Purchaser shall indemnify and save harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective Representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequence of (a) any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular that was provided by Purchaser or Hydrogen Company or their Representatives for the purpose of inclusion in the Company Circular or as may otherwise have been approved in writing by Purchaser or Hydrogen Company and (b) any Order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information related to Purchaser or Hydrogen Company or their affiliates and provided by Purchaser or Hydrogen Company or their Representatives for the purpose of inclusion in the Company Circular or may otherwise have been approved in writing by Purchaser or Hydrogen Company . (e) Each of the Parties shall promptly notify the other Parties if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Purchaser only with respect to Purchaser and/or

E - 29 24 Parent and/or Hydrogen Company) that the Company Circular or any amendment or supplement thereto contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Company Circular and the Parties shall co - operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by Purchaser of Section 2 . 4 (d) and Section 6 . 3 , promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with the applicable Securities Authorities and as otherwise required . Section 2.5 Final Order If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is passed at the Company Meeting . Section 2.6 Court Proceedings Purchaser and the Company will cooperate in seeking the Interim Order and the Final Order, including by Purchaser providing to the Company on a timely basis any information required to be supplied by Purchaser concerning itself or its affiliates in connection therewith . The Company will provide legal counsel to Purchaser and Hydrogen Company with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, prior to service and filing of such materials, and will give reasonable consideration to all such comments . The Company will also provide legal counsel to Purchaser and Hydrogen Company on a timely basis with copies of any notice of appearance, evidence or other court documents served on the Company or its legal counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order . Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) ; provided that nothing herein shall (i) require Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in any such filed or served materials or under this Agreement, or (ii) limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights hereunder, including in connection with any dispute involving the Company and its subsidiaries on the one hand and Parent and Purchaser on the other hand . The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement . In addition, the Company will not object to legal counsel to Purchaser making such submissions on the application for the Interim Order and the Final Order as such counsel considers appropriate, acting reasonably, provided Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement .

E - 30 25 Section 2.7 Hydrogen Company Disclosure Subject to any confidentiality restrictions and applicable Laws, the Company shall use commercially reasonable efforts to provide Hydrogen Company with information regarding the Company required to be disclosed by Hydrogen Company in accordance with its reporting obligations under the Early Warning Requirements of National Instrument 62 - 103 – The Early Warning System and Related Take - Over Bid and Insider Reporting Issues and Schedule 13 - D under the 1934 Act . Section 2.8 Company Options, DSUs, PSUs and RSUs (a) The Parties acknowledge that all of the vested and unvested (i) Company Options, (ii) DSUs, (iii) PSUs and (iv) RSUs, in each case granted and outstanding immediately prior to the Effective Time, will be treated in accordance with the provisions of the Plan of Arrangement and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing . (b) The Parties acknowledge that no deduction will be claimed by the Company or any person not dealing at arm’s length with the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who acquired such Company Options by virtue of such holder’s employment or service as a director and who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or any person not dealing at arm’s length with the Company, taxable income under the Tax Act and Purchaser shall cause the Company to : (i) where applicable, make an election pursuant to subsection 110 ( 1 . 1 ) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options ; and (ii) provide evidence in writing of such election as contemplated by the Tax Act, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options . Section 2.9 Articles of Arrangement and Effective Date (a) The Articles of Arrangement shall implement the Plan of Arrangement . The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A , as it may be amended as provided for in this Agreement . (b) Unless another time or date is agreed to in writing by the Parties, on the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding those conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 9 , the Articles of Arrangement shall be filed by the Company with the Director, provided that the Company shall not be required to file Articles of Arrangement with the Director unless it has received written confirmation that Purchaser has provided funds to the Depositary in accordance with Section 2 . 10 . From and after the Effective Time,

E - 31 26 the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA . The closing of the transactions contemplated hereby will take place at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario M 5 K 1 N 2 or at such other location as may be agreed upon by the Parties . Section 2.10 Payment of Consideration Purchaser will, following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement with the Director, provide the Depositary (a) with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement in accordance with the Plan of Arrangement and (b) with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to be loaned to the Company to provide funds for the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs, RSUs to be cancelled pursuant to, and in accordance with, the Arrangement . Section 2.11 Adjustment to Consideration in the Event of Distributions If, on or after the date hereof, the Company declares any dividend or other distribution on the Company Shares with a record date or payment date prior to the Effective Time (a) to the extent that the amount of such dividend or distribution per Company Share does not exceed the Consideration per Company Share, the Consideration per Company Share shall be reduced by the amount of such dividend or distribution, and (b) to the extent that the amount of such dividend or distribution per Company Share exceeds the Consideration per Company Share, the Company will place such excess amount in escrow with an independent escrow agent acceptable to Purchaser, acting reasonably, for the account of Purchaser or another person designated by Purchaser . Section 2.12 Support Agreements The Company agrees to reasonably cooperate with Purchaser in its efforts to seek a voting support agreement from Fuzhou, including, without limitation, facilitating communications . Section 2.13 List of Securityholders At the reasonable request of Purchaser from time to time, and in compliance with applicable Laws, the Company shall, or shall direct its registrar and transfer agent to, as soon as is reasonably practicable, provide Purchaser with a list (in both written and electronic form) of the registered Company Shareholders and all other securityholders of the Company, together with their addresses and respective holdings of Company Shares and all other securities of the Company, and with a list of the names and addresses (as have been provided to the Company) and holdings of all persons having rights issued by the Company to acquire Company Shares and other securities of the Company (including holders of Company Options, DSUs, PSUs and RSUs), and a list of non - objecting beneficial owners of Company Shares and all other securityholders of the Company, together with their addresses (as have been provided to the Company) and respective holdings of Company Shares and all other securities of the Company . The Company shall from time to time require that its registrar and transfer agent furnish Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as Purchaser may reasonably request .

E - 32 27 Section 2.14 Hydrogen Company Agreements Purchaser shall not amend or alter, or agree to amend or alter, the Hydrogen Company Investment Agreement or the Support Agreement or enter into or amend any agreement with the Hydrogen Company in any manner that would impair, delay or prevent the consummation of the transactions contemplated by this Agreement or in accordance with the Plan of Arrangement, in each case without the prior written consent of the Company . ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY Section 3.1 Representations and Warranties Except as disclosed in the Company’s Public Disclosure Record and in the Company Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to and in favour of Purchaser as set forth in Schedule C . Section 3.2 Disclaimer of Additional Representations and Warranties Each of Parent and Purchaser agrees and acknowledges that, except for the representations and warranties set forth in Schedule C , neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, at law or in equity, with respect to the Company, its subsidiaries, their respective businesses, their past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed . Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement . Section 3.3 Survival of Representations and Warranties The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms . ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER Section 4.1 Representations and Warranties Each of Parent and Purchaser jointly and severally hereby represent and warrant to and in favour of the Company as set forth in Schedule D hereto . Section 4.2 Disclaimer of Additional Representations and Warranties The Company agrees and acknowledges that, except as expressly set forth in this Agreement, neither Purchaser nor any other persons on behalf of Purchaser makes any representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its subsidiaries, their respective businesses, the past, current or future financial condition or any of

E - 33 28 their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed . Section 4.3 Survival of Representations and Warranties The representations and warranties of Parent and Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms . ARTICLE 5 COVENANTS OF COMPANY Section 5.1 Conduct of Business of the Company The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as disclosed in Section 5 . 1 of the Company Disclosure Letter, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as is required or expressly permitted by this Agreement, (iv) as contemplated by the Pre - Acquisition Reorganization or (v) as is otherwise required by applicable Law or any Material Contract : (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business, and the Company shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with material customers, suppliers, partners and other persons with which the Company or any of its subsidiaries has a material business relationship ; (b) without limiting the generality of Section 5.1(a) , the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: ( i ) amend the Company’s Constating Documents or other comparable organizational documents of the Company or any of its subsidiaries; ( ii ) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property), in each case in respect of the securities of any subsidiary owned by a person other than the Company or its subsidiaries, other than cash dividends by the Company or dividends or other distributions or payments between two or more wholly - owned subsidiaries of the Company or between any of its wholly - owned subsidiaries and the Company ; (iii) issue, grant, sell, encumber or pledge or agree to issue, grant, sell, encumber or pledge any shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company or its subsidiaries, other than the issuance of Company Shares pursuant to the terms of

E - 34 29 securities issued as at or prior to the date hereof pursuant to the Equity Plans; ( i v ) redeem, purchase or otherwise acquire any of its outstanding securities other than (A) as is required by the terms of such securities, (B) with respect to any Financial Indebtedness, as is required by the terms of such Financial Indebtedness, or (C) as is required under existing Contracts ; ( v ) amend the terms of any of its securities, including any Company Options, DSUs, PSUs, RSUs or other awards outstanding under the Equity Plans, other than as required to give effect to the Arrangement ; ( v i ) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries; ( v ii ) split, combine or reclassify any of the Company Shares or shares of a subsidiary; (viii) reorganize, amalgamate or merge with any other person; ( i x ) make, rescind or change any election with respect to Taxes; ( x ) except as would not reasonably be expected to cause a Material Adverse Effect, file any amended Returns, settle any material Tax claim or dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any of its subsidiaries ; ( x i ) enter into any closing agreement regarding Taxes, surrender any right to claim a material refund of Taxes or amend any of its transfer pricing policies ; ( x ii ) knowingly take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88 (1)(c) and (d) of the Tax Act otherwise available to Purchaser and/or its affiliates in respect of any property owned or to be owned directly or indirectly by the Company or its affiliates ; (xiii) amend or modify in any material respect or terminate or waive, release, grant, transfer or exercise any material right under any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date hereof, except as otherwise expressly permitted by this Agreement ; ( x i v ) make any capital expenditure or commitment to do so which exceeds $500,000; ( xv ) acquire any interest in any real property; ( x v i ) enter into, modify or terminate any Contract with Fuzhou or any of its affiliates; or

E - 35 30 ( x v ii ) enter into, modify or terminate any Contract with respect to any of the foregoing; (c) the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business: ( i ) sell, pledge, lease, dispose of, or allow any Encumbrance (other than Permitted Encumbrances) directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its subsidiaries’ assets ; ( ii ) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital or property transfer, or purchase of any property or assets of any other person ; (iii) commence, waive, release, assign, settle or compromise any action or claim in excess of an amount of $ 500 , 000 individually or $ 1 , 000 , 000 in the aggregate ; ( i v ) make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law; ( v ) enter into or terminate any hedges, derivatives, swaps or other financial instruments or other like transaction; ( v i ) except as contemplated in this Agreement, amend, modify, terminate, cancel or let lapse any material insurance (or re - insurance) policy of the Company or any of its subsidiaries in effect on the date of this Agreement unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re - insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect ; or (d) (vii) authorize, agree, resolve or otherwise commit to do any of the foregoing; except as is required in order to comply with applicable Laws any Company Plans or Employment Contracts, neither the Company nor any of its subsidiaries shall: ( i ) other than in the ordinary course of business, grant to any officer or director of the Company or any of its subsidiaries any salary increase; ( ii ) enter into or amend any employment, deferred compensation or other similar Contract with any officer or director of the Company or any of its subsidiaries ;

E - 36 31 (iii) grant, amend or modify any severance, change of control or termination payment to or enter into any employment agreement with any officer or director of the Company or any of its subsidiaries ; ( i v ) increase any benefits payable to any officer or director of the Company or its subsidiaries under its current severance or termination pay policies; ( v ) enter into any collective agreement or other agreement with a labour organization representing any employees of the Company or any of its subsidiaries ; ( v i ) adopt or materially amend any Company Plan; or ( v ii ) enter into any staffing, consulting or similar agreement with a labour staffing agency; provided that, the Company may, and may permit any of its subsidiaries, to expend or commit to expend amounts with respect to (i) amounts payable upon a change of control of the Company or any of its subsidiaries pursuant to the Company Plans or Employment Contracts existing on the date hereof, (ii) amounts payable in connection with bonuses, long - term incentive awards (including the Equity Plans) or other compensation or amounts otherwise payable under Section 2 . 10 pursuant to existing Contracts which amounts had been earned in prior periods but not yet paid and/or (iii) amounts payable in connection with fees, penalties or other amounts arising from change of control provisions ; and (e) the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, incur any indebtedness for borrowed money or guarantees thereof except for indebtedness : (i) required to be incurred under the Loan Agreements ; ( ii ) for borrowed money required to be incurred pursuant to agreements in effect prior to the execution of this Agreement; or (iii) in respect of accounts payable and accrued liabilities incurred in the ordinary course of business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time . Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations . Nothing in this Agreement, including any of the restrictions forth in this Agreement, will be interpreted in such a way as to place the Company and/or its subsidiaries in violation of applicable Law . Section 5 . 2 Non - Solicitation (a) Except as expressly provided in this Article 5 , neither the Company nor any subsidiary shall, directly or indirectly, or through any Representative:

E - 37 32 ( i ) solicit, initiate, knowingly encourage or otherwise facilitate or cooperate with (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, Books and Records of the Company or any subsidiary) any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, provided that, for greater certainty, the Company may inform persons of the provisions contained in this Article 5 and it may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors or relevant committee thereof has so determined ; ( ii ) enter into, continue or participate in any discussions or negotiations with any person (other than Parent, Purchaser and/or Hydrogen Company or their affiliates or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or their affiliates) regarding an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal (it being understood that the Company may inform persons of the provisions contained in this Section 5 . 2 ) ; (iii) make or propose publicly to make a Change in Recommendation; ( i v ) accept, approve or recommend, or propose publicly to accept, approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position with respect to a publicly announced Acquisition Proposal for a period of ten Business Days or less shall not be considered to be a breach of this Section 5 . 2 ) ; or ( v ) accept or enter into or propose publicly to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5 . 2 (d) ) . (b) The Company shall, and shall cause its subsidiaries and its Representatives to, immediately terminate any existing discussions or negotiations with any Parties (other than Parent, Purchaser and/or Hydrogen Company or their affiliates, or any person acting jointly or in concert with Parent, Purchaser and/or Hydrogen Company or their affiliates) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute an Acquisition Proposal . The Company will immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, Books and Records provided to such other Parties and, as soon as reasonably practicable and in event within two Business Days of the date of this Agreement, request to the extent it is entitled to do so the return or destruction of all information provided to any such person . The Company agrees that it shall not waive any provision of any existing confidentiality, standstill or similar agreement or restriction relating to a potential Acquisition Proposal to which the Company is a party, it being acknowledged that the automatic termination or release of any such restrictions in any such agreements as a result of entering into and announcing this Agreement or expiry of the natural term of such obligations in accordance with the terms thereof, shall not be a violation of this Section 5 . 2 (b) .

E - 38 33 The Company and its Board of Directors consents to, and waives the applicable, standstill or similar agreements or restrictions applicable to Parent, Purchaser and Hydrogen Company solely to permit the Parties to enter into this Agreement and to consummate the Arrangement and the transactions expressly permitted by this Agreement . The Company and its Board of Directors, acknowledging that the Purchaser is relying on same in entering into this Agreement, until the earlier of the termination in accordance with its terms of this Agreement, the Support Agreement entered into by Hydrogen Company or the Hydrogen Company Investment Agreement, hereby waives the restrictions on voting in place against Hydrogen Company contained in Section 4 . 5 (b)(ii) of that certain subscription agreement made between Hydrogen Company and the Company effective December 21 , 2018 solely in respect of the transactions contemplated by the this Agreement, Hydrogen Company Investment Agreement and Support Agreement entered into by Hydrogen Company . (c) The Company shall promptly (and in any event in writing within two Business Days of receipt) notify Purchaser of : (i) any written Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any subsidiary, in connection with an Acquisition Proposal, in each case received after the date hereof by any of its directors (other than the Interested Director) or Senior Officers ; and (ii) any material amendments to an Acquisition Proposal or inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal . Any such notice shall include, the material terms of and conditions and the identity of the person making the Acquisition Proposal or amendment or inquiry and, to the extent permitted pursuant to any confidentiality agreement previously entered into with such person, a copy thereof, if in writing . The Company shall keep Purchaser reasonably informed of the status and details of and any material changes to the terms of any such Acquisition Proposal, inquiry, proposal or offer (as amended, if applicable) . (d) Notwithstanding this Section 5 . 2 and any other provision of this Agreement or any other agreement between the Company and Parent, Purchaser and/or Hydrogen Company, if at any time following the date of this Agreement and prior to obtaining the Requisite Approval, the Company receives a written Acquisition Proposal that was not solicited after entering into this Agreement in breach of Section 5 . 2 (a) or Section 5 . 2 (b) ; and if, in the opinion of the Board of Directors or relevant committee thereof, acting in good faith and after receiving advice from financial and legal advisors, the Acquisition Proposal (disregarding, for the purpose of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation and/or a financing condition) is, or could reasonably be expected to lead to, a Superior Proposal, the Company may (directly or through its Representatives) : ( i ) furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and its Representatives and potential financing sources ; and/or

E - 39 34 ( ii ) consider such Acquisition Proposal and/or, participate and/or engage in discussions with the person making such Acquisition Proposal and its Representatives and potential financing sources : provided that the Company shall not, and shall not allow its Representatives to, disclose any non - public information with respect to the Company to such person without entering into a confidentiality agreement having confidentiality terms not in the aggregate materially more favourable to such person than the equivalent terms of the Confidentiality Agreement (unless such person has already entered into a confidentiality agreement prior to the date hereof), it being understood that such confidentiality agreement need not restrict such person from making an Acquisition Proposal or consummating a Superior Proposal ; provided that Purchaser is promptly provided with copies of any material non - public information provided to such person, which was not previously provided to Purchaser . (e) Subject to compliance with Section 5 . 2 and Section 5 . 3 , at any time following the date of this Agreement and prior to obtaining the Requisite Approval, if the Company receives an Acquisition Proposal which the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal, the Board of Directors and relevant committee thereof may make a Change in Recommendation and accept, approve, recommend or enter into a definitive agreement with respect to such Superior Proposal in accordance with Section Section 5 . 2 and Section Section 5 . 3 . ( f ) Nothing contained in this Agreement shall prohibit the Board of Directors and relevant committee thereof from taking any action or making any disclosure prior to the Effective Time including, for greater certainty, making a Change in Recommendation, if, in the good faith judgment of the Board of Directors or relevant committee thereof, after consultation with legal counsel, failure to take such action or make such disclosure would reasonably be likely to be inconsistent with the exercise of fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws) ; provided, however, that notwithstanding that the Board of Directors and relevant committee thereof shall be permitted to take such action or make such disclosure, the Board of Directors or relevant committee thereof shall not be permitted make a Change in Recommendation relating to an Acquisition Proposal, other than as permitted by Section 5 . 3 (a) . Section 5.3 Right to Match (a) Subject to Section 5 . 3 (b) , the Company covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 5 . 2 (d) ) unless : ( i ) an Acquisition Proposal has been made that the Board of Directors or relevant committee thereof determines in good faith constitutes a Superior Proposal ;

E - 40 35 ( ii ) such Acquisition Proposal did not result from the willful and intentional breach of the Company’s obligations under Section 5 . 2 and the Company has provided Purchaser with a copy of the Superior Proposal ; (iii) the Arrangement Resolution shall not yet have received the Requisite Approval at the Company Meeting; ( i v ) a period (the “ Response Period ”) of five Business Days shall have elapsed from the date on which Purchaser received written notice (which notice shall include a copy of the documentation constituting the Acquisition Proposal) that the Board of Directors or relevant committee thereof determined, subject only to compliance with this Section 5 . 3 , to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal (the “ Superior Proposal Notice ”) ; ( v ) if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 5 . 3 (b) , the Board of Directors or relevant committee thereof shall have determined in good faith after consultation with legal and financial advisors that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments ; ( v i ) the Company shall have terminated, or shall concurrently terminate, this Agreement pursuant to Section 10.2(a)(iv)(A) ; and ( v ii ) the Company has previously, or concurrently will have, paid to Purchaser (or as Purchaser may direct by notice in writing) the Termination Fee pursuant to Section 10 . 4 (a)(ii) . In addition, notwithstanding any provision of this Agreement (but subject to the right of termination under Section 10 . 2 (a)(iii)(B) ), the Board of Directors and relevant committee thereof may make a Change in Recommendation and recommend or approve an Acquisition Proposal provided that the requirements of clauses (i) through (v) of this Section 5 . 3 (a) are satisfied . (b) During the Response Period, ( i ) Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement . The Board of Directors or relevant committee thereof will review any such written proposal by Purchaser to amend the terms of this Agreement in good faith, including an increase in, or modification of, the Consideration to be received by the Company Shareholders (other than Hydrogen Company and its affiliates), to determine whether the Acquisition Proposal to which Purchaser is responding would constitute a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended . If the Board of Directors or relevant committee thereof does not so determine, the Board of Directors or relevant committee thereof will promptly reaffirm its recommendation of the transactions contemplated under this Agreement in substantially the same manner as described in Section 1 . 4 of Schedule C hereto and the Parties will negotiate in good faith and enter

E - 41 36 into an amended agreement on reasonable terms reflecting the amendments to the Arrangement as proposed by Purchaser. ( ii ) If the Board of Directors or relevant committee does so determine, the Company may after the end of the Response Period, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal . (c) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of this Section 5 . 3 , provided that the Response Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Response Period and 24 hours after the Purchaser has received the Superior Proposal Notice for the new Acquisition Proposal . (d) If the Response Period would not terminate before the date fixed for the Company Meeting, the Company shall adjourn or postpone the Company Meeting to a date that is at least five Business Days after the expiration of the Response Period (but not later than the fifth Business Day prior to the Outside Date) . Section 5.4 Pre - Acquisition Reorganization (a) The Company agrees that, upon the reasonable request of Purchaser, the Company will and will cause its subsidiaries to use its and their commercially reasonable efforts to effect such reorganizations of the Company’s or its subsidiaries’ business, operations and assets and the integration of other affiliated businesses of the Company as Purchaser may reasonably request (each a “ Pre - Acquisition Reorganization ”) and reasonably cooperate with Purchaser and its advisors to determine the nature of the Pre - Acquisition Reorganizations that might be undertaken and the manner in which they most effectively could be undertaken . Purchaser acknowledges and agrees that all elements of such Pre - Acquisition Reorganizations shall, in the opinion of the Company acting reasonably : ( i ) not impede, delay or prevent completion of the Arrangement or the ability of Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement ; ( ii ) be effective no earlier than the Business Day prior to the Effective Date and, in any event, after the Final Order is obtained; (iii) not impact the value and the form of the Consideration to be paid to Company Shareholders (other than Hydrogen Company and its affiliates) or otherwise prejudice the Company or the Company Shareholders (other than Hydrogen Company and its affiliates) in any material respect ; ( i v ) n o t be i nc a p a b l e o f b e i n g u n w o u nd w i t h o u t m a teri a ll y a d v erse consequences to the Company;

E - 42 37 ( v ) not require the Company to obtain the approval of the Company Shareholders (other than at the Company Meeting as then scheduled); ( v i ) not unreasonably interfere in the business or operations of the Company or any of its subsidiaries prior to the Effective Time; ( v ii ) not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached or whether a condition precedent to the Arrangement has been satisfied, it being acknowledged by Purchaser that actions taken pursuant to any Pre - Acquisition Reorganization could require the consent of third Parties under applicable Contracts ; (viii) not require the Company or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract; ( i x ) not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such security holder in connection with the consummation of the Arrangement in the absence of any Pre - Acquisition Reorganization and for greater certainty and without limitation, adverse Tax or other consequence includes any Tax or other consequence that would not have arisen but for the Pre - Acquisition Reorganization ; ( x ) not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than obtaining such Tax rulings, and filing such Tax elections or notifications and pre - filings or pre - clearances with corporations branches or similar Governmental Entities) ; ( x i ) not require a director, officer, employee or agent of the Company or its subsidiaries to, in connection with a Pre - Acquisition Reorganization, take any action in any capacity other than as a director, officer, employee or agent of the Company or its subsidiaries, as the case may be ; ( x ii ) not result in the withdrawal or material modification of the Fairness Opinion or Formal Valuation; (xiii) not result in any adverse accounting impact on the Company; and ( x i v ) not become effective unless Purchaser shall have confirmed in writing that it is prepared promptly and without condition to proceed with the Arrangement . (b) Purchaser will provide written notice to the Company of any proposed Pre - Acquisition Reorganization at least 20 days prior to the Effective Date . Subject to Section 5 . 4 (a) and Section 5 . 4 (c) , the Company and Purchaser will, at the sole expense of Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre - Acquisition Reorganization . The Parties will seek to have the steps and transactions

E - 43 38 contemplated under any such Pre - Acquisition Reorganization made effective no earlier than the Business Day prior to the Effective Date but in any event after the Final Order is obtained (but if before the Effective Time, after Purchaser will have waived or confirmed that all conditions referred to in Section 9 . 1 and Section 9 . 2 have been satisfied, and confirmed in writing that it is prepared to promptly and without condition proceed to effect the Arrangement) . (c) Purchaser shall upon request by the Company advance all reasonable out - of - pocket expenses incurred by the Company or the Company’s subsidiaries in connection with any actions taken by the Company or the Company’s subsidiaries or, promptly upon request by the Company, reimburse the Company or the Company’s subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and Taxes incurred by the Company and its subsidiaries in effecting any Pre - Acquisition Reorganization . Purchaser shall indemnify the Company, its subsidiaries and their respective Representatives for any and all Taxes, liabilities, losses, loss of opportunity, damages, claims, costs, expenses (including any professional fees and expenses), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of their co - operation or assistance with or participation in any Pre - Acquisition Reorganization or in the reversing or unwinding of any Pre - Acquisition Reorganization in the event the Arrangement does not proceed . For greater certainty, the Company shall have no liability arising as a result of, or the failure of Purchaser to realize any benefit from, any Pre - Acquisition Reorganization . Section 5.5 Regarding the Arrangement Subject to Article 7 hereto, which shall govern in relation to the Controlled Goods Filing, the Company shall perform, and shall cause its subsidiaries to perform, all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, co - operate with Purchaser in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its subsidiaries to : (a) subject to obtaining an irrevocable and complete release and discharge from all claims and potential claims in respect of the period prior to the Effective Time in favour of each member of the Board of Directors and the boards of directors of the Company’s subsidiaries and confirmation that insurance coverage is maintained as anticipated by Section 6 . 1 , use commercially reasonable efforts to assist in effecting the resignations of each member of the Board of Directors (in each case to the extent requested by Purchaser), and causing them to be replaced by persons nominated by Purchaser effective as at the Effective Time ; (b) use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser, and without paying or committing themselves or Purchaser to pay any consideration or to incur any liability or obligation that is not conditioned on

E - 44 39 consummation of the Arrangement without the written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned); (c) use commercially reasonable efforts to provide such cooperation and assistance as the Purchaser may reasonably request in connection with (i) obtaining any waivers, Permits, Orders or other approvals as the Purchaser deems necessary in connection with the operation of the Company’s business post Effective Date ; and (ii) any discussions or negotiations with the landlords under the Real Property Leases or with the lenders under the Loan Agreements, as the Purchaser deems reasonable in the circumstances ; (d) use commercially reasonable efforts to satisfy (or cause to be satisfied) the conditions precedent to its obligations hereunder as set forth in Article 9 and to use commercially reasonable efforts to take, or cause to be taken, all such other action and to do, or cause to be done, all such other things as may be reasonably required to complete the Arrangement, including using commercially reasonable efforts to (i) effect all applications, filings and submissions of information with Governmental Entities required to be effected by it in connection with the Arrangement ; and (ii) co - operate with the Purchaser in connection with the performance by it and its subsidiaries of their obligations hereunder ; (e) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company or its subsidiaries (other than as may be brought by Purchaser, Parent, or Hydrogen Company or their affiliates) challenging or affecting this Agreement or the consummation of the transactions contemplated hereby ; and ( f ) cooperate with Purchaser or Parent and use commercially reasonable efforts to take, or cause to be taken, all actions and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Securities Laws and the policies of the Exchanges to enable the delisting by the Company of the Company Shares from each Exchange and the deregistration of the Company Shares (including any registered benefit plan securities) under any Securities Act with effect as soon as reasonably practicable following the Effective Time . ARTICLE 6 COVENANTS OF PURCHASER Section 6.1 Insurance and Indemnification (a) Purchaser shall, from and after the Effective Time cause the Company to honour and maintain in effect without reduction in scope all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its subsidiaries (each such person, an “ Indemnified Person ”) (including pursuant to any Contract or the Constating Documents in effect as of the date hereof, provided copies of such documents have been made available to Purchaser) and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date .

E - 45 40 (b) Prior to the Effective Time, the Company may (subject to complying with the terms of this Section 6 . 1 in respect of cost and policy terms) and, if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to obtain customary “tail” or “run off” policies for directors’ and officers’ liability insurance policies providing protection comparable to the most favourable protection provided by the policies maintained by the Company and its subsidiaries on the date hereof for a claims reporting or run - off and extended reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance (“ D&O Insurance ”), provided that the Company will not be required, in order to maintain such directors’ and officers’ liability insurance policies, to pay annual premiums in excess of 300 % of the annual cost of the Company’s existing policies ; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying annual premiums in excess of 300 % of the Company’s current premiums, the Purchaser shall only be required to cause the Company to obtain as much coverage as can be obtained by paying annual premiums equal to 300 % of the Company’s current premiums . (c) If the Company or Purchaser or Parent or any of their successors or assigns shall (i) amalgamate, consolidate with or merge or wind - up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or Purchaser or Parent, as the case may be, shall assume all of the obligations set forth in this Section 6 . 1 . (d) If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 6 . 1 that is denied by the Company or Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification pursuant to this Section 6 . 1 , then the Company and/or Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or Purchaser . (e) The rights of the Indemnified Persons under this Section 6 . 1 shall be in addition to any rights such Indemnified Persons may have under the Company’s Constating Documents or any of the constating documents of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries . All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the Company’s Constating Documents or constating documents of any subsidiary of the Company or any Contract between such Indemnified Person and Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person . ( f ) Purchaser agrees that, to the extent the Company fails to honour its obligations under this Section 6.1 , it shall directly honour all rights to indemnification or

E - 46 41 exculpation now existing in favour of present and former officers and directors of the Company and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms . (g) This Section 6 . 1 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each Indemnified Person and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the Indemnified Persons ; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 6 . 1 prior to the Effective Date . Section 6.2 Employee and Benefit Matters From and after the Effective Time, Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries owed to all current and former Employees, including, under any Employment Contract and the Company Plans with or applicable to current and former Employees . For a period of twelve months following the Effective Time, Purchaser shall use commercially reasonable efforts to provide each Employee with salary/wage and incentive/bonus pay programs and other employee benefits that are comparable in the aggregate, to the salary/wage, incentive/bonus pay programs and employee benefits (other than any defined benefit pension, equity compensation or retiree welfare benefits) that were provided to such Employee by the Company and any of its subsidiaries immediately prior to the Effective Time . No provision in this Section 6 . 2 shall give any Employee of the Company or any of its subsidiaries any right to continued employment or impair in any way the right of Purchaser or any of its affiliates to terminate the employment of any Employee after the Effective Time . Unless prohibited by law or regulation, Purchaser and its affiliates (including the Company after the Effective Time) shall make commercially reasonable efforts to provide that Employees shall be given credit for all service with the Company and its subsidiaries or any predecessors of the Company and its subsidiaries (or service credited by the Company or its subsidiaries or any predecessors of the Company and its subsidiaries) under all employee benefit plans and arrangements provided, sponsored, maintained or contributed to by Purchaser or any of its affiliates (including the Company after the Effective Time) for purposes of participation, eligibility and vesting (but not for benefit accruals under any defined benefit pension plan), provided that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit . Purchaser and its affiliates (including the Company after the Effective Time) shall make reasonable efforts to provide that any pre - existing conditions or limitations or eligibility waiting periods under any welfare or health benefit plans of Purchaser and its affiliates to be waived with respect to Employees and their eligible dependents to the extent waived under the corresponding applicable plan in which the applicable Employee participated prior to the Effective Date or to the extent they arose while the Employee was employed prior to the Effective Date by the Company or any subsidiary (or any predecessor of Company or any subsidiary) . Purchaser and its affiliates (including the Company after the Effective Time) shall make reasonable efforts to give Employees and their eligible dependents credit for the plan year in which the Effective Date (or, if later, the commencement of participation in any benefit plan) occurs toward applicable deductibles and annual out - of - pocket limits for expenses incurred prior to the Effective Date (or, if later, the date of commencement of participation in such benefit plan) .

E - 47 42 Section 6.3 Regarding the Performance of Obligations Purchaser shall perform all obligations required to be performed by it under this Agreement, co - operate with the Company in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall : (a) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Parent, Purchaser, Hydrogen Company, or their affiliates challenging or affecting this Agreement or the consummation of the transactions contemplated hereby ; (b) use commercially reasonable efforts to cooperate with Company in obtaining and maintaining all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement ; (c) ensure that it has sufficient funds to carry out its obligations under this Agreement, the Plan of Arrangement and the other elements of the transaction and to pay related fees and expenses, including the amounts payable pursuant to Section 10 . 5 , and it shall, in accordance with Section 2 . 10 , provide the Depositary : (i) with sufficient funds to pay in full the Consideration for all Company Shares (other than Company Shares held by Purchaser or any of its affiliates) ; and (ii) with sufficient funds to be loaned to the Company to provide funds for the Company to pay the aggregate Consideration payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled pursuant to, and in accordance with the Arrangement ; (d) except as prohibited by applicable Laws, promptly notify the Company of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following : (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement ; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Purchaser, threatened against, relating to or involving or otherwise affecting Purchaser or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement ; and (e) Purchaser will use commercially reasonable efforts to satisfy (or cause to be satisfied) the conditions precedent to its obligations hereunder as set forth in Article 9 and to use commercially reasonable efforts to take, or cause to be taken, all such other action and to do, or cause to be done, all such other things as may be commercially reasonable to complete the Arrangement, including using commercially reasonable efforts to (i) effect all applications, filings and submissions of information with Governmental Entities required to be effected by it in connection with the Arrangement ; and (ii) co - operate with the Company in connection with the performance by it and its subsidiaries of their obligations hereunder .

E - 48 43 Section 6.4 Performance of Purchaser Parent hereby unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with Purchaser, for the due and punctual performance of each and every obligation of Purchaser under or relating to this Agreement, the Arrangement and the Plan of Arrangement and the other transactions contemplated by this Agreement . ARTICLE 7 REGULATORY COVENANTS Section 7.1 Controlled Goods (a) The Company shall submit a notification to Public Works and Government Services Canada pursuant to section 9 of the Canadian Controlled Goods Regulations in respect of the transactions contemplated by this Agreement (the “ Controlled Goods Filing ”) within 10 Business Days of the date hereof . The Purchaser shall co - operate with and assist the Company in preparing the notice referenced in this Section 7 . 1 and all other submissions, filings, or responses to questions from Public Works and Government Services Canada . (b) All information supplied to the Company by the Purchaser pursuant to this Section 7 . 1 shall be, to the Purchaser’s knowledge and belief, accurate and true and, if the Purchaser subsequently learns that the information is not accurate or true, the Purchaser shall immediately and in writing provide corrected information to the Company . Section 7.2 Other Regulatory Matters (a) Purchaser will not enter into any merger, amalgamation, arrangement, acquisition, joint venture, disposition, lease, Contract or debt or equity financing, or agree to do any of the foregoing or take any other action that would reasonably be likely to materially delay, impair or otherwise impede consummation of the transactions contemplated by the Agreement by the Outside Date . (b) In the event that a Governmental Entity asserts that an applicable Law applies to the transactions contemplated hereby and which would have the effect, if such applicable Law applies, of potentially delaying or prohibiting the completion of the transactions contemplated hereby, Purchaser shall use commercially reasonable efforts and take such commercially reasonable steps as may be necessary to establish that the applicable Law does not apply, including by providing any information reasonably requested by a Governmental Entity in support thereof, making appropriate submissions to the Governmental Entity, appealing any determination or decision and taking all other commercially reasonable steps as may be required to oppose the application of the applicable Law to the transactions contemplated by this Agreement .

E - 49 44 ARTICLE 8 ADDITIONAL COVENANTS Section 8.1 Regarding the Arrangement Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or appropriate under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including : (a) taking appropriate action to oppose, lift, vacate or rescind any Order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a Party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby ; (b) to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to this Agreement or the Arrangement ; (c) carrying out the terms of the Interim Order and Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby ; and (d) taking all actions, and doing all things, necessary, proper or appropriate to consummate the make effective, as soon as practicable after the date hereof, the transactions contemplated hereby . Section 8.2 Public Communications The Company and Purchaser agree to co - operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement . The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution . Thereafter, no Party shall issue any press release or otherwise make public statements or disclosure with respect to this Agreement or the Arrangement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) ; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not practicable, to give such notice immediately following the making of any such disclosure or filing, and provided further, that, subject to the terms of the Agreement, the Company shall have no obligation to cooperate or consult with Purchaser prior to any disclosure by the Company with regard to an Acquisition Proposal or with regard to a Change in Recommendation pursuant to Section 5 . 2 (f) . The Party making any disclosure hereunder shall give reasonable consideration to any comments made by the other Party or its legal counsel . To the extent any Party is referring to Hydrogen Company or any of its affiliates in any such disclosure, such Party shall give reasonable consideration to any comments made by Hydrogen Company or its legal

E - 50 45 counsel . Notwithstanding the foregoing, the Company may make internal announcements to employees and have discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Company or Purchaser, Parent and/or Hydrogen Company (unless the Board of Directors or relevant committee thereof has made a Change in Recommendation, in accordance with the terms of this Agreement) . The Parties consent to this Agreement being filed on SEDAR and EDGAR as soon as practicable after the public announcement of the transactions contemplated hereby . Section 8 . 3 Notice and Cure Provisions (a) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to : ( i ) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect from the date of this Agreement to the earlier of (A) the Effective Date, or (B) the termination of this Agreement if such failure to be true and accurate would cause any condition in Section 9 . 2 (b) or Section 9 . 3 (b) , as applicable, to not be satisfied ; or ( ii ) result in the failure to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time . (b) No Party may elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth in Section 9 . 2 (a) , Section 9 . 2 (b) , Section 9 . 3 (a) , or Section 9 . 3 (b) , as applicable, or exercise any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 10 . 4 unless at or prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non - fulfillment of the applicable condition or termination right, as the case may be . If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured before the Outside Date, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Section 10 . 2 (a)(ii)(B) until the expiration of a period ending the earlier of (a) 15 Business Days from the date of receipt of such notice, if such matter has not been cured by such date and (b) the Outside Date . If such notice has been delivered prior to the date of the Company Meeting, the Company may elect to postpone or adjourn the Company Meeting until the expiry of such period, provided any extension does not result in the Company Meeting being held any later than 5 Business Days prior to the Outside Date .

E - 51 46 Section 8.4 Access to Information; Confidentiality Agreement (a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable written notice (i) the Company shall, and shall cause its subsidiaries and their respective Representatives to, afford to Purchaser, Hydrogen Company, and their Representatives such access as they may reasonably require (during regular business hours and at mutually agreed times) for the purpose of facilitating integration business planning and the Pre - Acquisition Reorganization to their officers, employees, agents, properties, Books and Records and Contracts and (ii) the Company shall furnish Purchaser and Hydrogen Company with all data and information as they may reasonably request for such purposes ; provided that the provision of information pursuant to clauses (i) and (ii) does not on the advice of counsel: (A) violate any Law, including any antitrust or competition Law, fiduciary duty, Order, Contract or Permit applicable to the Company or its subsidiaries, or (B) jeopardize any solicitor/attorney - client or other legal privilege . The Parties acknowledge and agree that information and access furnished to Purchaser and its Representatives pursuant to this Section 8 . 4 shall be subject to the terms and conditions of the Confidentiality Agreement and that information and access furnished to Hydrogen Company and its Representatives shall be subject to the terms and conditions of the Hydrogen Company Confidentiality Agreement and all applicable antitrust and competition laws . (b) Purchaser acknowledges that the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of this Agreement . Each of Parent and Purchaser acknowledges that Purchaser and Parent are “affiliates” pursuant to the Confidentiality Agreement and that their affiliates will be treated as “affiliates” thereunder . Section 8.5 Withholding Rights Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary, the Company, the Depositary, Purchaser or one or more affiliates or subsidiaries of the Company or Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable to any person pursuant to this Agreement or the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholder of the Company, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law . To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required by and in accordance with applicable Laws .

E - 52 47 ARTICLE 9 C O ND I T IO N S Section 9.1 Mutual Conditions Precedent The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived with the mutual written consent of the Purchaser and the Company : (a) the Arrangement Resolution shall have received the Requisite Approval at the Company Meeting in accordance with the Interim Order; (b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Purchaser, acting reasonably, on appeal or otherwise ; (c) no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, applied for (or advised either the Company or Purchaser in writing that it has determined to make such application), made any Order or enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement ; and (d) this Agreement shall not have been terminated in accordance with its terms. Section 9.2 Additional Conditions Precedent to the Obligations of Purchaser The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by Purchaser in its sole discretion : (a) all covenants of the Company under this Agreement to be fulfilled, performed or complied with on or before the Effective Time shall have been fulfilled, performed or complied with by the Company in all material respects on or before the Effective Time and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date ; (b) the representations and warranties of the Company set forth in Article 3 of this Agreement are true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) ; and the Company has delivered a certificate confirming same to Purchaser, executed by a senior officer of the Company (in each case on the Company’s

E - 53 48 behalf and without personal liability) addressed to Purchaser and dated the Effective Date; and (c) since the date of this Agreement, there shall not have occurred a Material Adverse Effect. Section 9.3 Additional Conditions Precedent to the Obligations of the Company The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the Company in its sole discretion : (a) all covenants of Purchaser and Parent under this Agreement to be fulfilled, performed or complied with on or before the Effective Time shall have been performed or complied with by Purchaser and Parent in all material respects on or before the Effective Time and the Company shall have received a certificate of Parent and Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of each of Parent and Purchaser (on behalf of Parent and Purchaser, as the case may be, and without personal liability), confirming the same as at the Effective Date ; (b) the representations and warranties of Parent and Purchaser set forth in Article 4 are true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on, or materially delay or impede, the ability of Parent and Purchaser to consummate the Arrangement and perform its obligations hereunder ; and the Company shall have received a certificate of Parent and Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of each of Parent and Purchaser (on behalf of Parent and Purchaser, as the case may be, and without personal liability), confirming the same as at the Effective Date ; and (c) Purchaser shall, following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement with the Director, have provided sufficient funds to the Depositary (and the Depositary shall have confirmed to the Company receipt of these funds) to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and Purchaser, each acting reasonably) to (i) pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement in accordance with the Plan of Arrangement, and (ii) be loaned to the Company to provide funds for the Company to pay the aggregate amount payable for all of the Company Options, DSUs, PSUs, RSUs to be cancelled pursuant to, and in accordance with, the Arrangement .

E - 54 49 Section 9.4 Satisfaction of Conditions The conditions precedent set out in Section 9 . 1 , Section 9 . 2 and Section 9 . 3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director . For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2 . 10 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director . ARTICLE 10 TERM AND TERMINATION Section 10.1 Term This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Section 2 . 4 (d) , Section 5 . 4 (c) , Section 6 . 1 , Section 6 . 2 , Section 6 . 4 , this Section 10 . 1 and Article 11 shall survive in accordance with their terms . Section 10.2 Termination (a) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Company Shareholders and/or the Court) : (i) by mutual written agreement of the Company and Purchaser ; or (ii) by either the Company or Purchaser, if : (A) the Effective Time has not occurred on or before the Outside Date, except that a Party may not terminate this Agreement pursuant to this Section 10 . 2 (a)(ii)(A) if the failure of the Effective Time to so occur has been primarily caused by such Party (or in the case of the Purchaser, caused by Parent and/or Purchaser), or is a result of a breach by such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Parent) of any of its representations or warranties or the failure of such Party (or in the case of the Purchaser, a breach by the Purchaser and/or Parent) to perform any of its covenants or agreements under this Agreement ; or (B) the Company Meeting is duly convened and the Arrangement Resolution shall have failed to receive the Requisite Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order ; or (iii) by Purchaser, if: (A) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement occurs that would cause any of the conditions set forth

E - 55 50 in Section 9 . 1 [ Mutual Conditions Precedent ] or Section 9 . 2 [ Additional Conditions Precedent to Obligations of Purchaser ] to be incapable of being satisfied by the Outside Date ; provided that Purchaser or Parent is not then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 9 . 1 [ Mutual Conditions Precedent ] or Section 9 . 3 [ Additional Conditions Precedent to Obligations of Company ] not being satisfied; or (B) prior to obtaining the Requisite Approval, the Board of Directors and relevant committee thereof shall have (A) failed to recommend, withdraws, amends, modifies or qualifies in a manner adverse to Purchaser, or fails to publicly reaffirm within ten Business Days after having been requested in writing to do so by Purchaser, acting reasonably, the approval or recommendation of the Arrangement or the Arrangement Resolution (it being understood that the Board of Directors or relevant committee thereof will have no obligation to make such recommendation on more than 2 separate occasions) (a “ Change in Recommendation ”) ; or (B) approved, recommended or authorized an Acquisition Proposal or entered into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5 . 2 (d) ) ; or ( i v ) by the Company if: (A) prior to obtaining the Requisite Approval, the Board of Directors, or relevant committee thereof, makes a Change in Recommendation or, provided that the Company is then in compliance with Sections 5.2 and 5.3 of this Agreement, the Company or a subsidiary of the Company enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5 . 2 (d) ) with respect to a Superior Proposal and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 10 . 4 ; or (B) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser or Parent set forth in this Agreement occurs that would cause any of the conditions set forth in Section 9 . 1 [ Mutual Conditions Precedent ] or Section 9 . 3 [ Additional Conditions Precedent to Obligations of Company ] to be incapable of being satisfied by the Outside Date ; provided that Company is not then in breach of this Agreement so as to be the primary cause of any of the conditions set forth in Section 9 . 1 [ Mutual Conditions Precedent ] or Section 9 . 2 [ Additional Conditions Precedent to Obligations of Purchaser ] not being satisfied . (b) The Party desiring to terminate this Agreement pursuant to this Section 10 . 2 (other than pursuant to Section 10 . 2 (a)(i) ) will give written notice of such termination to the other Party specifying in reasonable detail the basis upon which the Agreement is to be terminated .

E - 56 51 Section 10.3 Effect of Termination/Survival If this Agreement is terminated in accordance with Section 10 . 2 , this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Section 2 . 4 (d) , Section 5 . 4 (c) , Section 6 . 4 , Section 8 . 4 (b) , this Section 10 . 3 , Section 10 . 4 and Section 10 . 5 , and Article 11 shall survive any termination of this Agreement and provided that neither the termination of this Agreement nor anything contained in this Section 10 . 3 shall relieve any Party from any liability for any fraud or willful breach by it of this Agreement . For greater certainty, if this Agreement is terminated, the Confidentiality Agreement will continue in accordance with its terms, including, without limitation, the termination provisions contained therein . Section 10.4 Agreement as to Damages (a) Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs and Purchaser or Parent is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 9 . 3 (a) [ Purchaser/Parent Performance of Covenants ] or Section 9 . 3 (b) [ Purchaser/Parent Representatives and Warranties ] not to be satisfied prior to or concurrent with such termination, the Company shall pay Purchaser the Termination Fee in accordance with Section 10 . 4 (b) . For the purposes of this Agreement, “ Termination Fee ” means $ 8 , 900 , 000 and “ Termination Fee Event ” means the termination of this Agreement : (i) by P urchaser, p u rs u a n t to S ecti o n 1 0 . 2 (a) ( iii )( B ) [ C h a n g e i n Recommendation ]; (ii) by the Company, pursuant to Section 10 . 2 (a)(iv)(A) [ Superior Proposal ] ; or (iii) by (i) the Company or Purchaser pursuant to Section 10 . 2 (a)(ii)(B) [ Failure of to obtain Requisite Approval ], (ii) Purchaser pursuant to Section 10 . 2 (a)(ii)(A) [ Effective Time not prior to Outside Date ], or (iii) Purchaser pursuant to Section 10 . 2 (a)(iii)(A) [ Company Breach of Representation or Warranty or Failure to Perform Covenant ] : (A) following the date hereof and prior to the Company Meeting, a bona fide Acquisition Proposal is made, proposed or publicly announced by any person (other than Purchaser, Hydrogen Company or any of their affiliates or any person acting jointly or in concert with any of the foregoing) ; (B) such Acquisition Proposal has not expired or been publicly withdrawn prior to the Company Meeting ; and (C) within nine months following the date of such termination, (x) such Acquisition Proposal is consummated by the Company or any of its subsidiaries, or (y) within six months following the date of such termination, the Company or any of its subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of such

E - 57 52 Acquisition Proposal and such Acquisition Proposal is later consummated (within twelve months after such termination). For purposes of the foregoing, the term “ Acquisition Proposal ” shall have the meaning assigned to such term in Section 1 . 1 , except that references to “ 20 % or more” shall be deemed to be references to “ 50 % or more” . (b) If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 10 . 2 (a)(iv)(A) [Change of Recommendation or Superior Proposal] , the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event . If a Termination Fee Event occurs due to a termination of this Agreement by Purchaser pursuant to Section 10 . 2 (a)(iii)(B) [Change of Recommendation] , the Termination Fee shall be paid within two Business Days following the Termination Fee Event . If a Termination Fee Event occurs in the circumstances set out in Section 10 . 4 (a)(iii) [Acquisition Proposal Trail] , the Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein . Any Termination Fee shall be paid (less any applicable withholding Tax) by the Company to Purchaser (or as Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by Purchaser . For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion, if at all . (c) Each Party acknowledges that the Termination Fee is a payment of liquidated damages that is a genuine pre - estimate of the damages the affected Party or Parties will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty . Each Party irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive . Section 10.5 Fees and Expenses; Other Payments Purchaser shall pay all fees, costs and expenses payable in connection with the Controlled Goods Filing and the Formal Valuation . Except as otherwise expressly provided in the Agreement, the Parties agree that each Party shall pay all other costs, fees and expenses incurred by such Party in connection with this Agreement and the Arrangement . For the avoidance of doubt, neither the Company, Parent, nor Purchaser shall be responsible for the payment of income Taxes imposed upon a securityholder of the Company which result from the transactions contemplated herein . ARTICLE 11 GENERAL PROVISIONS Section 11.1 Time of the Essence Time shall be of the essence in this Agreement. Section 11.2 Entire Agreement, Binding Effect and Assignment This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns .

E - 58 53 This Agreement (including the exhibits and schedules attached to this Agreement and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof . Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of all Parties . Section 11.3 Notices All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e - mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions) : (a) if to Purchaser and Parent: Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, Indiana 47202 - 3005 Attention: E ma il : Thaddeus B. Ewald Vice President – Corporate Strategy and Business Development [personal contact information redacted] with a copy to (which shall not constitute notice): Gowling WLG (Canada) LLP Suite 1600, 100 King Street W. Toronto, Ontario M5X 1G5 Attention : F a cs i m il e : Email : Nurhan Aycan 416 - 862 - 7661 nurhan.aycan@gowlingwlg.com (b) if to the Company: Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6 Attention: F a cs i m il e: Email: Daryl Wilson Chief Executive Officer [personal contact information redacted] [personal contact information redacted]

E - 59 54 with a copy to (which shall not constitute notice): Torys LLP Suite 3000, 79 Wellington Street W. Toronto, Ontario M5K 1N2 Attention : F a cs i m il e : Email : John Emanoilidis 416 - 865 - 7380 jemanoilidis@torys.com Section 11.4 Governing Law, Attornment This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract . Each Party hereby irrevocably attorns to the non - exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined in such Ontario courts . Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding . Each Party consents to any action, application, reference or other proceeding arising out of or related to this Agreement being heard in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice . Section 11.5 Counterparts, Execution This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument . The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties . Section 11.6 Amendments This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation : (a) change the time for performance of any of the obligations or acts of the Parties; (b) modify any representation or warranty contained herein or in any document delivered pursuant hereto; (c) modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or (d) modify any mutual conditions precedent herein contained.

E - 60 55 Section 11.7 Waiver Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive compliance, except as provided herein, with any of the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties ; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of all Parties to be bound by such waiver and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived . Section 11.8 Injunctive Relief and Specific Performance (a) Upon termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee, and such fee has been paid in full, Purchaser shall be precluded from any other remedy against the Company, at law or in equity or otherwise (including, an order for damages or specific performance) and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of its Representatives in connection with this Agreement or the transactions contemplated hereby . In no event shall the Company be obligated to pay an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee . The receipt of payment by either Parent or Purchaser shall be deemed to be receipt of such payment by both of them, as applicable . (b) The Parties agree that irreparable harm would occur for which, subject to Section 10 . 4 and Section 11 . 8 (a) money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached . It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity . Nothing in Section 10 . 4 or this Section 11 . 8 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by the other Party as a result of fraud or a willful breach of this Agreement, subject to the limitation on damages set out in Section 11 . 8 (a) . Section 11.9 Severability If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect . Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible .

E - 61 56 Section 11.10 Third Parties (a) Nothing contained in this Agreement, express or implied, is intended to or shall confer on any other person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (a) as specifically provided in Section 2 . 4 (d) , Section 5 . 4 (c) , Section 6 . 1 and Section 11 . 11 , (b) the rights of the Company to pursue claims for damages and other relief on behalf of Company Shareholders for Purchaser’s breach of the terms of this Agreement, and (c) after the Effective Date, the rights of Company Shareholders to receive the Consideration per Company Share ; provided however that the rights granted pursuant to clause (b) shall be enforceable on behalf of such Company Shareholders only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interest in such claims shall attach to the Company Shares and subsequently trade and transfer therewith and, consequently, damages recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the Company Shareholders as of any record date determined by the Company, which determination may be made by the Company as of any date or (B) retained by the Company for use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit . To the extent necessary to give effect to clauses (b) and (c), Purchaser agree that all of its covenants, representations and warranties are in favour of the Company in its own right and as agent and trustee for the Company Shareholders . (b) The provisions of Section 2 . 4 (d) , Section 5 . 4 (c) and Section 6 . 1 shall survive the consummation of the Arrangement and are intended to be for the benefit of, and shall be enforceable by, each Representative and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the individuals specified in Section 2 . 4 (d) , Section 5 . 4 (c) , and Section 6 . 1 , as applicable ; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of Section 2 . 4 (d) , Section 5 . 4 (c) and Section 6 . 1 prior to the Effective Date . Parent will ensure that Purchaser, Company or any successor or assignor has adequate resources to satisfy its obligations in Section 2 . 4 (d) , and Section 5 . 4 (c) . Section 11.11 No Personal Liability No director or officer of the Company shall have any personal liability whatsoever to Parent or Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of the Company . No director or officer of Parent or Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Purchaser . This Section 11 . 11 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee of the Company, Purchaser or Parent, as the case may be, and each of such Parties and his or her heirs, executors, administrators and personal representatives and shall be binding on the Company, Purchaser and Parent and each of their successors and assigns and, for such purpose, each of the Company, Purchaser and Parent hereby confirms that it is acting as agent and trustee

E - 62 57 on behalf of their respective persons ; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of this Section 11 . 11 prior to the Effective Date . Section 11 . 12 Privacy (a) For the purposes of this Section, “Transferred Information” means the Personal Information to be disclosed or conveyed to Purchaser or any of its Representatives by or on behalf of the Company as a result of or in conjunction with the transactions contemplated hereby, and includes all such Personal Information disclosed to Purchaser prior to the execution of this Agreement . (b) The Company covenants and agrees to, upon request, use commercially reasonable efforts to advise Purchaser of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Company has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure . (c) Purchaser covenants and agrees that prior to the completion of the transactions contemplated hereby, the Purchaser shall collect, use and disclose the Transferred Information solely for the purposes of reviewing and completing the transactions contemplated hereby . (d) In addition to its other obligations hereunder, each Party covenants and agrees with each other Party that after the completion of the transactions contemplated hereby, such Party shall use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated hereby, unless : (i) the Company or Purchaser have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to an additional purpose ; or such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual . (e) Where required by law, the Purchaser will promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated hereby have taken place and that the Transferred Information has been disclosed to Purchaser . ( f ) If the transactions contemplated hereby do not proceed, Purchaser shall promptly return or destroy the Transferred Information, at the option of the Company. (g) Each Party shall protect the Transferred Information by security safeguards appropriate to the sensitivity of the information . Each Party will give effect to any withdrawal of consent made under the applicable Laws . [Remainder of page intentionally left blank]

E - 63 IN WITNESS WHEREOF , Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized . CUMMINS INC. By: “Thaddeus B. Ewald” Name: Thaddeus B. Ewald Title: Vice President – Corporate Strategy and Business Development ACQUISITIONCO C A N A D A ATLANTIS C O R P O R A T ION By: “Thaddeus B. Ewald” Name: Thaddeus B. Ewald Title: Director

E - 64 59 HYDROGENICS CORPORATION By: “Daryl Wilson” Name: Daryl Wilson Title: CEO By: “Marc Beisheim” Name: Marc Beisheim Title: CFO

E - 65 SCHEDULE A To the Arrangement Agreement Plan of Arrangement [Superceded]

E - 66 SCHEDULE B To the Arrangement Agreement Arrangement Resolution BE IT RESOLVED THAT : (A) The arrangement (the “ Arrangement ”) under section 192 of the Canada Business Corporations Act (the “ CBCA ”) of Hydrogenics Corporation (the “ Company ”), as more particularly described and set forth in the management information circular (the “ Circular ”) dated  , 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement) (the “ Arrangement Agreement ”) made as of June 28 , 2019 , among the Company, Cummins Inc . , and Atlantis Acquisitionco Canada Corporation, is hereby authorized, approved and adopted . (B) The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “ Plan of Arrangement ”)), the full text of which is set out in Appendix “  ” to the Circular, is hereby authorized, approved and adopted . (C) The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved . (D) The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement) . (E) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) , the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions . (F) Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and deliver or cause to be delivered, for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents . (G) Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines

E - 67 B - 2 may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing .

E - 68 SCHEDULE C To the Arrangement Agreement Representations and Warranties of the Company Except as disclosed in the Company’s Public Disclosure Record or in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby : Section 1.1 Organization and Qualification The Company and each of its subsidiaries, is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization . The Company and each of its subsidiaries has all requisite corporate power and authority to own, operate or lease its assets and to conduct its business as presently conducted and, as applicable, to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement . The Company and each of its subsidiaries is duly authorized to conduct its business as presently conducted and is in good standing in each jurisdiction where such authorization is required to conduct its business as presently conducted by it, except where the failure to be so duly authorized and in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect . Section 1.2 Subsidiaries The Company Disclosure Letter includes a list of all material subsidiaries owned, directly or indirectly, by the Company, each of which is wholly - owned except as otherwise noted in such list . All of the outstanding shares and other ownership interests in the Company’s material subsidiaries are duly authorized, validly issued, fully paid and non - assessable, and all such shares and other ownership interests held directly or indirectly by the Company are, except pursuant to restrictions on transfer contained in constituting documents, owned free and clear of all material Encumbrances, other than Permitted Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in or material assets or properties of any of the Company’s material subsidiaries . Section 1.3 Authority and Enforceability The Company has full power and authority to execute this Agreement and to consummate the Arrangement and the transactions contemplated by this Agreement subject to receipt of the Requisite Approval, the Interim Order and the Final Order . The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder, and under the Arrangement have been duly and validly authorized by all necessary corporate action on the part of the Company subject to the receipt of the Requisite Approval, the Interim Order and the Final Order . This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and

E - 69 C - 2 remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). Section 1.4 Board and Special Committee Approvals (a) As of the date hereof, the Special Committee, after consultation with the Company’s financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of the Company and has recommended that the Board of Directors (other than the Interested Director) approve this Agreement and the Arrangement, and recommend that the Company Shareholders (other than Hydrogen Company and its affiliates) vote in favour of the Arrangement Resolution . (b) As of the date hereof, the Board of Directors, after consultation with the Company’s financial and legal advisors, has (with all directors other than the Interested Director affirmatively recommending and the Interested Director abstaining) determined that the Arrangement is in the best interests of the Company and has resolved to approve the transactions contemplated herein and the execution and performance of this Agreement and to recommend to the Company Shareholders (other than Hydrogen Company and its affiliates) that they vote their Company Shares in favour of the Arrangement Resolution . Section 1.5 Capitalization (a) The authorized share capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares, issuable in series . As of the close of business on June 27 , 2019 , there were : (i) 19 , 011 , 691 Company Shares outstanding, (ii) no preferred shares issued and outstanding, and (iii) Company Options to acquire an aggregate of 830 , 393 Company Shares ; (iii) 141 , 642 DSUs ; (iv) nil PSUs ; and (v) 193 , 842 RSUs . Except for the Company Shares, there are no other shares of any class or series in the capital of the Company outstanding . Except for the Company Options, the DSUs, PSUs and the RSUs identified above, there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever (pre - emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Company of any shares of the Company or any of its subsidiaries (including Company Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Company or any of its subsidiaries (including Company Shares) . (b) All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non - assessable and all Company Shares issuable upon the exercise of rights under the outstanding Company Options and pursuant to the outstanding DSUs, PSUs, RSUs, in each case, in accordance with their respective terms, will be duly authorized and validly issued as fully paid and non - assessable . There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its shares . Other than the Company Shares, there are no securities or other instruments or obligations of the Company or any of its subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter . Neither the Company nor any of its subsidiaries is a Party to any voting agreements with respect to any shares in the capital of or other equity or voting interests in the Company or any of its subsidiaries and, to the knowledge of the Company, as of the date of this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries .

E - 70 C - 3 Section 1.6 Government Approvals, Notices and Filings (a) Neither the aggregate value of the Company’s assets in Canada nor the annual gross revenue from sales in or from Canada generated by such assets exceeds C $ 96 million, in each case as determined in accordance with the Notifiable Transactions Regulations promulgated under the Competition Act (Canada) . (b) Subject to making the Controlled Goods Filing and receipt of the Interim Order and the Final Order, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by the Company or any of its subsidiaries with respect to the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereunder, except (i) where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or (ii) those as would be required solely as a result of the identity or the legal or regulatory status of Purchaser, Parent, Hydrogen Company or any of their affiliates . Section 1.7 Third Party Consents, Approvals and Notices The execution and delivery of this Agreement by the Company does not and the consummation of the Arrangement will not (whether with the giving of notice, the lapse of time or the happening of any other event or condition) : (a) violate or conflict with the provisions of the certificate of incorporation or by - laws (or equivalent organizational documents), as applicable, of the Company or any of its subsidiaries, (b) result in the imposition of any Encumbrance upon any of the properties or assets of the Company or its subsidiaries, cause the acceleration or material modification of any rights or obligations under, create in any Party the right to terminate, constitute a default or breach of, violate or conflict with the terms, conditions or provisions of, result in the loss of any material benefit to which the Company or any of its subsidiaries is entitled, or trigger any rights of first refusal or first offer, change in control provisions or other restrictions or limitations under any Material Contract to which the Company or any of its subsidiaries is a Party or by which it or any of its subsidiaries is bound, or (c) subject to the Controlled Goods Filing and obtaining the Interim Order and the Final Order, result in a breach or violation by the Company or any of its subsidiaries of any of the terms, conditions or provisions of any Law which, in the case of clauses (b) and (c) above, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect . Section 1.8 Financial Statements The Company Financial Statements were prepared in accordance with IFRS (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, as the case may be, or (b) in the case of unaudited interim statements, are subject to normal period - end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries, as applicable, in accordance with IFRS, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period - end adjustments) . As at the date hereof, the Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements (other than any corrections or restatements required as a result of changes in IFRS that have retroactive application) .

E - 71 C - 4 Section 1.9 Reporting Status and Securities Laws Matters (a) The Company Shares are listed for trading on the TSX and the NASDAQ . The Company is in compliance in all material respects with all of the listing and other requirements of such Exchanges . (b) None of the subsidiaries of the Company are subject to continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction . (c) No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or any Exchange, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken . (d) The Company is a “reporting issuer”, or the equivalent thereof in each of the provinces of Canada, and not on the list of reporting issuers in default under applicable Securities Laws . The Company is a foreign private issuer within the meaning of the 1934 Act . The Company is in compliance in all material respects with applicable Securities Laws . The Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchanges . (e) Each document forming part of the Company’s Public Disclosure Record, as of the date filed (or, if amended or superseded by a subsequent filing, on the date of such filing), did not contain a Misrepresentation . (f) The Company has not filed any confidential material change report or other document with any applicable Securities Authorities which at the date of this Agreement remains confidential . Section 1.10 Books and Records (a) All Books and Records of the Company and its subsidiaries (i) have been maintained in all material respects in accordance with IFRS, (ii) are stated in reasonable detail, and (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries . (b) The minute books of the Company and its subsidiaries, including the minutes of the meetings of the Board of Directors and its committees (other than any minutes of the Special Committee or any minutes of the Board of Directors considering any Acquisition Proposal), as made available to Purchaser, are complete and accurate in all material respects . Section 1.11 Disclosure Controls The Company has established and maintains, or has caused to be established and maintained, a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws . Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws are accumulated

E - 72 C - 5 and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Section 1.12 Internal Control The Company has established and maintains, or has caused to be established and maintained, a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (a) pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries, (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Company and its subsidiaries are made only in accordance with authorizations of management and directors of the Company and its subsidiaries, and (c) are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Company or any of its subsidiaries that could have a Material Adverse Effect on the Company’s financial statements . Section 1.13 Absence of Other Liabilities (a) Except for liabilities or obligations of the Company or any of its subsidiaries, whether accrued, absolute, contingent or otherwise that are (i) disclosed or reflected in the Company’s most recent publicly disclosed consolidated financial statements (including the notes thereto) or any public disclosure documents of the Company made available to the public on SEDAR or EDGAR since the date of such financial statements ; (ii) incurred in connection with the transactions contemplated hereby, and (iii) incurred in the ordinary course of business since the date of the most recently filed Company Financial Statements, the Company does not have any liabilities or obligations that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect . (b) Neither the Company nor any of its subsidiaries is a Party to, or has any commitment to become a Party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in the instructions to Form 51 - 102 F 1 of National Instrument 51 - 102 − Continuous Disclosure Obligations ) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws . Section 1.14 Absence of Changes Except as set forth in, or permitted by, this Agreement, since January 1 , 2019 to the date of this Agreement : (a) the business of the Company and its subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not occurred a Material Adverse Effect .

E - 73 C - 6 Section 1.15 Real Property (a) The Company Disclosure Letter lists all Real Property Leases entered into by the Company and any of its subsidiaries including any and all amendments thereto and restatements thereof, true and complete copies of each which were made available to the Purchaser in the Data Room . (b) Each Real Property Lease is a legal, valid and binding agreement of the Company or its subsidiary, as applicable, enforceable in accordance with its terms, against the Company or its subsidiary, as applicable, and to the knowledge of the Company, of each other person that is a party thereto, except as such enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at Law) . (c) Save and except for the Real Property Leases, neither the Company nor any of its subsidiaries is a party to any other lease of real property . (d) Neither the Company nor its subsidiaries, as the case may be, has assigned, transferred, conveyed, mortgaged, deeded in trust, or otherwise granted or entered into any Encumbrance with respect to any interest in the Real Property Leases . (e) The Company or its subsidiaries, as the case may be, as tenants under the Real Property Leases is not in default in payment of rent and has observed and performed all of the material covenants required of it under all Real Property Leases and neither the Company nor any of its subsidiaries has received any notice of any default and, to the knowledge of the Company, no other event of any kind has occurred or condition exists (or which with the giving of notice or lapse of time, or both, would be a default) which would permit any of the landlords thereunder to terminate any of the Real Property Leases . Section 1.16 Material Contracts (a) Section 1 . 16 (a) of the Company Disclosure Letter sets forth a complete list of all Material Contracts of the Company and its subsidiaries, and each Contract between the Company or any of its subsidiaries and Fuzhou and any of its affiliates . True and complete, in all material respects, copies of all Material Contracts (including all material amendments thereto) have been made available to Purchaser prior to the date of this Agreement and no such Contract has been modified, rescinded or terminated since the date such Contract was made available to Purchaser . (b) Each Material Contract is a valid and binding obligation of the Company or its subsidiaries that are a Party thereto in accordance with their respective terms and conditions, and is enforceable by the Company or its subsidiary, as applicable, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at Law) . (c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract, none of them have received any notice (whether written or oral) of any such breach, violation, default, or of termination, cancellation, or non - renewal of a Material

E - 74 C - 7 Contract, and to the knowledge of the Company, there are no circumstances (with or without notice or lapse of time or both) that would result in any of the foregoing. (d) To the knowledge of the Company, no Party to a Material Contract other than the Company or its subsidiary is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract . (e) To the knowledge of the Company, there are no circumstances that are reasonably likely to adversely affect the ability of the Company or any of its subsidiaries to perform its material obligations under any Material Contract . Section 1.17 Intellectual Property Rights (a) Except for Company Registrations for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, Section 1 . 17 (a) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company Registrations, where relevant, enumerating the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration or patent issued . Except as would not have a Material Adverse Effect, all Company Registrations are subsisting and except as set forth in Section 1 . 17 (a) of the Company Disclosure Letter, the Company and its subsidiaries are the owner of all right, title and interest in the Company Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances) . (b) Except for Company Licensed Intellectual Property for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, Section 1 . 17 (b) of the Company Disclosure Letter sets forth a true, correct and complete list of all the Company Licensed Intellectual Property with all third parties (including suppliers) pursuant to which the Company or the subsidiary has been granted, all licenses, rights and permissions to use, reproduce, translate, sub - license, sell, modify, update, enhance or otherwise exploit the Company Licensed Intellectual Property to the extent required to conduct all aspects of its business as it is presently conducted, other than as set forth in Section 1 . 16 (a) of the Company Disclosure Letter and other than shrink wrap Software or other Software that is generally commercially available for licensing or subscription (including as a service) . (c) Except as would not have a Material Adverse Effect, (i) there are no written inventorship challenges or opposition, re - examination, nullity, cancellation proceedings, or interference actions pending, or threatened with respect to any Company Owned Intellectual Property, and (ii) to the knowledge of the Company, none of the Company Owned Intellectual Property has been determined by any Governmental Entity to be invalid or unenforceable (except in the ordinary course of examination of Company Registrations), except as set out in Section 1 . 17 (c) of the Company Disclosure Letter . (d) Except as would not have a Material Adverse Effect, to the knowledge of the Company, the Company or its subsidiaries has a valid and enforceable right to use and otherwise exploit the Company Intellectual Property in all jurisdictions in which such is currently used or otherwise exploited . Except as would not have a Material Adverse Effect, the Company Intellectual Property is sufficient for the operation of the business of the Company and its subsidiaries as presently conducted by the Company and its subsidiaries . (e) Except for Company Owned Intellectual Property for which the loss or addition, individually or in the aggregate, would not have a Material Adverse Effect, no funding or facilities

E - 75 C - 8 of a university, college, other educational institution or research center or Governmental Entity was used in the development of any Company Owned Intellectual Property, and to the knowledge of the Company, no university, college, other educational institution or research center, or Governmental Entity has any rights in the same . (f) Except as would not have a Material Adverse Effect, the Company and its subsidiaries have taken commercially reasonable measures using its reasonable judgement to maintain, enforce (where the Company has determined that enforcement would be commercially reasonable and beneficial), and protect each item of Company Owned Intellectual Property, including commercially reasonable measures to maintain and protect in confidence all trade secrets and confidential information comprising any part of the Company Owned Intellectual Property . (g) Except as would not have a Material Adverse Effect, all past and present employees and independent contractors of, and consultants to, the Company or its subsidiaries who have been involved in the creation or development of any Company Owned Intellectual Property for, or on behalf of, the Company or its subsidiaries have entered into written Contracts to maintain the confidential information of the Company and its subsidiaries, and assign to the Company or a subsidiary all Intellectual Property Rights resulting from such creation or development, and as applicable waiving all moral rights they may have with respect to any such Intellectual Property Rights . (h) Except as would not have a Material Adverse Effect, all Inbound IP Licenses are in full force and effect and, except as would not have a Material Adverse Effect, none of the Company, any subsidiary, or any licensor is in default of its obligations under any Inbound IP License . (i) Except as would not have a Material Adverse Effect, the current operation and the operation of the past 24 months of the business of the Company and its subsidiaries does not infringe, misappropriate, misuse, or otherwise or violate any Intellectual Property Rights of any person, and the Company and its subsidiaries have not received from any person any written (i) complaint, claim or notice, or threat alleging any infringement, misappropriation, misuse, or violation of Intellectual Property Rights or other right of any person, or breach of any duty or obligation of confidentiality owed to any person ; or (ii) request or demand for indemnification or defense based on an allegation of any such infringement, misappropriation, misuse or other violation of Intellectual Property Rights . (j) Except as would not have a Material Adverse Effect, no person (including any current or former employee or consultant of the Company or its subsidiaries) has infringed, misappropriated, misused, or violated, or is currently infringing, misappropriating, misusing, or violating any of the Company Owned Intellectual Property . (k) Except as would not have a Material Adverse Effect, none of the Software created or developed by the Company or its subsidiaries contains any open source software, routine, library or other like publicly licensed component that is licensed under any terms that impose or could impose a requirement or condition that such Software in the applicable circumstances be disclosed or distributed in source code form, be licensed for the purpose of making modifications or derivative works, or be redistributable at no charge .

E - 76 C - 9 Section 1.18 Company Systems (a) To the knowledge of the Company, the Company Systems are sufficient in all material respects for the operation of the business of the Company and its subsidiaries as presently conducted by the Company and its subsidiaries . In the past 12 months, there have been no failures or prolonged downtimes of the Company Systems that have caused any material disruption or material interruption in the use of the Company Systems or the conduct of the business of the Company and its subsidiaries . The Company and its subsidiaries have in place business continuity and disaster recovery plans that are designed to reasonably mitigate the occurrence, duration and effect of any unscheduled unavailability of the Company Systems . (b) To the knowledge of the Company, there have not been any known material data security incidents or incidents alleged in writing of data security breaches, known material unauthorized access or use of any of the Company Systems in the possession or under the control of the Company or its subsidiaries (or, to the knowledge of the Company, any other Company Systems operated by third Parties), or known material unauthorized collection, use, disclosure, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any confidential or sensitive data stored on any Company Systems in the possession or under the control of the Company or its subsidiaries or otherwise in the possession or under the control of the Company or its subsidiaries (or, to the knowledge of the Company, any other Company Systems operated by third Parties) . Section 1.19 Employee Benefit Plans (a) A list of all material Company Plans is included in the Company Disclosure Letter. (b) In addition: ( i ) copies of each material written Company Plan or a summary thereof have been made available to Purchaser; ( ii ) to the knowledge of the Company, each Company Plan has been administered and operated in all material respects in accordance with the terms of such Company Plan and applicable Law ; (iii) to the knowledge of the Company, other than routine claims for benefits, there are no actions, suits or claims pending with respect to any Company Plan that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect ; ( i v ) other than as set forth in this Agreement, the consummation of the transactions contemplated by the Arrangement (either alone or in combination with any other event) will not (A) result in any payment becoming due to any Employee, (B) materially increase the compensation or benefits payable under any Company Plan, or (C) result in the acceleration of the time of payment or vesting of any benefits payable under any Company Plan . (c) Except as otherwise provided in this Agreement or any Schedule thereto, no Company Plan provides benefits to any Employee who performs services primarily at a U . S . location of the Company .

E - 77 C - 10 (d) Notwithstanding any provision of this Agreement to the contrary, this Section 1 . 19 and Section 1 . 20 of this Schedule shall be the exclusive representations and warranties in respect of all matters respecting employment, incentives, labour, benefits and pensions (including the Company Plans) and conditions, liabilities or losses arising from any such matters . Section 1.20 Employment and Labour Relations (a) A list of all individuals who are Employees, independent contractors and consultants of the Company as of the date of this Agreement, including any individual who is on a leave of absence of any nature, has been made available to Purchaser in the Data Room . This list sets forth for each individual the following : (i) title or position (including whether full - time or part - time) ; (ii) location of employment ; (iii) hire or retention date ; (iv) current annual base compensation rate or contract fee ; (v) commission, bonus or other incentive - based compensation ; and (vi) a description of the Company Plans in which each such individual is enrolled as of the date of this Agreement and any material other benefits provided to such individual as of the date of this Agreement . (b) All Employment Contracts with Senior Officers and template Contracts the Company has used as the basis for negotiating its Employment Contracts have been made available to Purchaser in the Data Room . The Company and its subsidiaries are in material compliance with all Employment Contracts and have not received any written notice from any Employee or consultant that any term of an Employment Contract has been breached by the Company . Other than the Employment Contracts for the Senior Officers (and other officers of the Company), all other Employment Contracts are substantially in the form of the template Contract included in the Data Room . (c) To the knowledge of the Company none of the Company or any of its subsidiaries has engaged in any unfair labour practice, and there are no labour proceedings pending or unfair labour practice complaints threatened before any Governmental Entity in any jurisdiction with respect to the Company or any of its subsidiaries and there is no labour strike, work stoppage or lockout pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries . (d) The Company and its subsidiaries are not a Party to or bound by any Collective Agreements and no Collective Agreement is currently being negotiated by the Company or its subsidiaries . There are no pending or, to the knowledge of the Company, threatened union organizing activities involving any employees . (e) To the knowledge of the Company, (i) the Company and its subsidiaries are in material compliance with all terms and conditions of employment, policies and all Law respecting employment and employment practices ; and (ii) there are no outstanding claims, complaints, investigations or Orders under any such Law and to the knowledge of the Company there is no basis for such claim . (f) All amounts due or accrued for all salary, wages, overtime, bonuses, commissions, vacation with pay, sick days, termination and severance pay and benefits under Company Plans and other similar accruals have either been paid or are accurately reflected in the books and/or records of the Company or of the applicable subsidiary . (g) The Company and its subsidiaries are in material compliance with all terms and conditions of any agreements between independent contractors and the Company or its

E - 78 C - 11 subsidiaries, as applicable . All amounts due or accrued for payments and other similar accruals for all agreements with independent contractors have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary . (h) The Company and its subsidiaries are in material compliance with all terms and conditions of any agreements between any staffing agencies and the Company or its subsidiaries, as applicable . All amounts due or accrued for payments and other similar accruals for all agreements with staffing agencies have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary . (i) No Employee has any agreement in relation to any employee’s termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments or agreements with current or former Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its subsidiaries . (j) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any subsidiary is currently being performed pursuant to any applicable workplace safety and insurance Law . As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the Company or any subsidiary’s accident cost experience . (k) The Company and each of its subsidiaries have complied in all material respects with the terms and conditions of occupational health and safety Laws, as well as any Orders issued thereunder, and there are no appeals of any material Orders issued under occupational health and safety Laws currently outstanding, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . Section 1.21 Environmental (a) The Company and its subsidiaries are and have been in all material respects in compliance with all applicable Environmental Laws, and has not violated, in any material respect, any applicable Environmental Law, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . (b) Except as would not reasonably be expected to have a Material Adverse Effect, there are no outstanding or, to knowledge of the Company, threatened Orders, actions, suits, claims, governmental information requests or proceedings against the Company relating to non - compliance with or liability under any Environmental Law . (c) Except as would not reasonably be expected to have a Material Adverse Effect on the business of the Company and its subsidiaries, (i) none of the Company or any of its subsidiaries have Released or caused the migration of, and, to the knowledge of the Company, no other person has Released or caused the migration of, any Hazardous Materials (in each case

E - 79 C - 12 except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable properties, any real properties, or any lands currently or previously owned, leased or operated by the Company or by any of its subsidiaries ; and (ii) to the knowledge of the Company, there are no Hazardous Materials or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its subsidiaries under or related to any Environmental Law on, at, in, under or from any of the immovable properties, any real properties, or any lands currently or previously owned, leased or operated by the Company or its subsidiaries . (d) Notwithstanding any provision of this Agreement to the contrary, this Section 1 . 21 shall be the exclusive representation and warranty in respect of environmental matters of any kind (including any matter related to any Environmental Law or Hazardous Material) and conditions, liabilities, or losses arising from or relating to any such matters . (e) The Company has made available all environmental reports, investigations, studies, audits and other environmental documents that : (a) are in the Company’s possession or control that relate to the operations of the Company, its subsidiaries, or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its subsidiaries and (b) discloses a liability that may have reasonably be expected to have a Material Adverse Effect . Section 1.22 Taxes Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company : (a) Each of the Company and its subsidiaries has duly and timely made or prepared all Returns required to be made or prepared by it, has duly and timely filed all Returns required to be filed by it with the appropriate Governmental Entity (taking into account any applicable extensions), and such Returns were, at the time of filing, complete and correct in all material respects . The Company has made available in the Data Room true and complete copies of the Returns filed by the Company and its subsidiaries for the previous three taxation periods . (b) Each of the Company and its subsidiaries has duly and timely : (i) paid or remitted to the appropriate Governmental Entity such material Taxes and other amounts required to be paid or remitted by it ; and (ii) (A) withheld all material Taxes and other amounts required by Laws to be withheld by it ; and (B) remitted to the appropriate Governmental Entity such Taxes and other amounts so withheld and required to be remitted by it . (c) The charges, accruals and reserves for Taxes reflected on the Company Financial Statements (whether or not due and whether or not shown on any of the Returns but excluding any provision for deferred income taxes) are, in the opinion of the Company, adequate under IFRS, to cover Taxes with respect to the Company and its subsidiaries for the periods covered thereby . Each of the Company and its subsidiaries has paid all installments on amounts of Taxes for the current year that are due and payable by it . (d) There are no claims pending or, to the knowledge of the Company, threatened against the Company or its subsidiaries in respect of any material Tax, and there are no matters under discussion, audit or appeal with any Governmental Entity in respect of any material Tax or material Return .

E - 80 C - 13 (e) No waiver of any statutory limitation period with respect to material Taxes has been given by the Company or any of its subsidiaries, nor any extension of time granted with respect to any Tax or Return, assessment, re - assessment or deficiency . (f) There are no Encumbrances for Taxes upon any properties or assets of the Company or any of its subsidiaries (other than Permitted Encumbrances) . (g) No claim has been made by any Governmental Entity in a jurisdiction in which the Company or any of its subsidiaries currently does not file Returns that the Company or any of its subsidiaries is subject to taxation by that jurisdiction . (h) Neither the Company nor any subsidiary has acquired property or services from a person who is a non - resident of Canada and with whom it does not deal at arm’s length (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property or services . (i) Notwithstanding any provision of this Agreement to the contrary, this Section 1 . 22 shall be the exclusive representation and warranty in respect of Tax matters of any kind and conditions, liabilities or losses arising from or relating to such matters . Section 1.23 Insurance The Company and its subsidiaries, as applicable, is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its subsidiaries . To the knowledge of the Company, each such insurance policy that insures the physical properties, business, operations and assets of the Company and its subsidiaries is valid and binding and in full force and effect, and all premiums thereunder have been timely paid . To the knowledge of the Company, there is no material claim pending under any such insurance policy that has been denied, rejected, or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover any material portion of such claims . Section 1.24 Permits (a) The Company and its subsidiaries hold all Permits necessary to the operation of the business currently conducted by the Company and its subsidiaries, other than such Permits the absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect . Each Permit is valid, binding and in full force and effect, and the Company and its subsidiaries are in material compliance with the terms of such Permits . (b) Neither the Company nor its subsidiaries have received any notice of proceedings relating to the revocation or modification of any Permit which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect . (c) There has not occurred any event or circumstance which would reasonably be expected to (whether with the giving of notice, the lapse of time or the happening of any other event or condition) constitute a default under the terms of any Permit material to the operation of the business currently conducted by the Company and its subsidiaries, or result in the revocation, cancellation, non - renewal or adverse modification of any such Permit .

E - 81 C - 14 Section 1.25 Compliance with Laws The Company and its subsidiaries are in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Laws regarding securities laws matters which are covered exclusively by Section 1 . 9 of this Schedule, employment/labour/benefits matters which are covered exclusively by Section 1 . 19 and Section 1 . 20 of this Schedule, Laws regarding environmental matters which are covered exclusively by Section 1 . 21 of this Schedule and Laws regarding Taxes which are covered exclusively by Section 1 . 22 of this Schedule) (the “ Subject Laws ”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . To the knowledge of the Company, the Company has not received within the last 12 months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . Section 1.26 Related Party Transactions Except as contemplated by this Agreement, no shareholder, officer or director of the Company or any subsidiary of the Company, nor any of their respective affiliates (other than the Company and its subsidiaries) (a) provides material services to (other than service as an employee, director or officer) or is involved in any business arrangement or relationship with the Company or its subsidiaries other than employment arrangements entered into in the ordinary course of business or (b) owns any material property or right, tangible or intangible, which is used by the Company or any of its subsidiaries . Section 1.27 Restrictions on Conduct of Business Neither the Company nor its subsidiaries is a Party to or bound by any non - competition agreement, any non - solicitation agreement, or any other agreement, obligation or Order which purports to (a) limit in any material respect the manner or the localities in which all or any portion of the business of the Company or its subsidiaries are conducted, (b) limit any business practice of the Company or any of its subsidiaries in any material respect, or (c) restrict any acquisition or disposition of any property by the Company or its subsidiaries in any material respect . None of the Company or any of its subsidiaries or any of their respective properties or assets is subject to any outstanding Order that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would impede the consummation of the transactions contemplated by this Agreement . Section 1.28 Litigation As at the date hereof, to the knowledge of the Company, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its subsidiaries before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement . None of the Company or any of its subsidiaries is subject to any outstanding Order that would have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement .

E - 82 C - 15 Section 1.29 Auditors The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51 - 102 − Continuous Disclosure Obligations ) with the present or any former auditors of the Company . Section 1.30 Brokers Except for the Financial Advisor and the Valuator, the Company has not dealt with any broker or finder in connection with the transactions contemplated herein who would be entitled to a fee or commission in connection with the transactions contemplated herein . True and complete copies of the engagement letters between the Company and the Financial Advisor and the Valuator has been made available to the Purchaser . Section 1.31 Money Laundering and Corruption Legislation (a) To the knowledge of the Company, since January 1 , 2018 , (i) the operations of the Company and its subsidiaries are, and have been conducted at all times in compliance with the record - keeping and reporting requirements of the Anti - Money Laundering Laws applicable to the Company or any of its subsidiaries, and (ii) no action, suit, proceeding or investigation by or before any Governmental Entity involving the Company or its subsidiaries with respect to the Anti - Money Laundering Laws is pending or, to the knowledge of the Company, threatened . (b) None of the Company, any of its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries, has, or knowingly assisted anyone else, to promise, give, or authorize the offer, promise or giving of, anything of value or any financial or other advantage (including any advantage in the form of inducements, benefits, commissions, bribes, other payments, services, property or gifts), directly or indirectly through one or more intermediaries, to or for the use of, or to any person for the benefit of, any Public Official or an Immediate Family Member of a Public Official, where such offer, promise, gift or authorization : ( i ) was made for the purpose of influencing any action or decision of such Public Official, in such official’s official capacity, including a decision to fail to perform such person’s official function ; ( ii ) constituted consideration for an act or omission by the Public Official in connection with the performance of the official’s duties or functions; (iii) was made for the purpose of inducing such Public Official to use such official’s influence with any Governmental Entity or instrumentality thereof to affect or influence any act or decision of such Governmental Entity to assist the Company or any of its subsidiaries in obtaining or retaining business for, with, or directing business to, any person or otherwise to obtain or retain an advantage in the course of business ; or ( i v ) was made for the purpose of securing an improper advantage or otherwise breached the Anti - Corruption Laws.

E - 83 C - 16 (c) None of the Company, any of its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries, have taken any action (including offering, promising or giving anything of value to any customer or member of any Governmental Entity or any other person) that would constitute a benefit, bribe, rebate, payoff, influence payment, kickback or illegal or improper payment . (d) There have been no actions taken, whether directly or indirectly, by or on behalf of the Company, its subsidiaries, or any of their respective Representatives that would cause the Company or its subsidiaries or such persons to be in violation of the Anti - Corruption Laws . (e) The financial records of the Company and its subsidiaries have at all times been maintained in compliance with the Anti - Corruption Laws and, in particular, the Company and its subsidiaries have made and kept books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries . Without limiting the generality of the foregoing, the Company and its subsidiaries have not : ( i ) established or maintained accounts which do not appear in their books, records and accounts; ( ii ) made transactions that are not recorded in their books, records and accounts or are inadequately identified in same; (iii) recorded non - existent expenditures in their books, records and accounts; ( i v ) entered liabilities with incorrect identification of their object in their books, records and accounts; ( v ) knowingly used false documents; or ( v i ) intentionally destroyed accounting books, records or accounts earlier than permitted by Law. (f) There are no proceedings or investigations under or in relation to the Anti - Corruption Laws pending against the Company, its subsidiaries, or any of their respective Representatives, or to the knowledge of the Company, threatened against or affecting, the Company, its subsidiaries, their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries . There are no matters, facts or circumstances likely to give rise to any such investigations or proceedings . (g) None of the Company, its subsidiaries, any of their respective Representatives, or other persons acting on behalf of the Company or any of its subsidiaries is or has been the subject of any internal investigation in relation to any allegations or suspicion of bribery, kickbacks, improper or unlawful payments or any violation of the Anti - Corruption Laws . No Representative or other persons acting on behalf of the Company or any of its subsidiaries has reported any such allegations or suspicions to the Company . (h) Where they exist, the Company has provided the following information as it relates to Anti - Corruption Laws :

E - 84 C - 17 ( i ) compliance policies including : (A) policies pertaining to current or potential business transactions, (B) policies regarding existing or potential affiliates and intermediaries, (C) policies regarding protection of individuals seeking advice or reporting concerns, and (D) policies for resolving inconsistent or conflict laws ; ( ii ) training programs; (iii) the names of compliance officers; ( i v ) results of internal audits or investigations; and (v) voluntary disclosures. Section 1.32 Trade Laws and Sanctions (a) The business of the Company and its subsidiaries has been operated in compliance in all material respects with all applicable Trade Laws, Sanctions, and Trade Authorizations granted to the Company or its subsidiaries . (b) Neither the Company nor any of its subsidiaries has investments in, revenues from, or is otherwise engaged in any activity in any country or territory which is the subject of any Sanctions, or otherwise conducts business with Restricted Persons . (c) Neither the Company nor any of its subsidiaries has received any notice alleging that the Company or any of its subsidiaries has violated any Trade Laws, Trade Authorizations or Sanctions in any material respect, and no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of its subsidiaries with respect to any potential material violation or liability of the Company or any of its subsidiaries arising under or relating to any Trade Laws or Sanctions . Section 1.33 Privacy (a) The collection, use, retention and safeguarding of the Personal Information by the Company and the disclosure or transfer of the Personal Information by the Company to any third Parties comply in all material respects with all applicable privacy Laws . (b) As of the date hereof, to the knowledge of the Company, no Order by any Governmental Entity is pending or has been made, and no notice has been given pursuant to any privacy Laws, requiring the Company to take (or to refrain from taking) any action with respect to the Personal Information .

E - 85 SCHEDULE D To the Arrangement Agreement Representations and Warranties of Parent and Purchaser Each of Parent and Purchaser hereby jointly and severally represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby : Section 1.1 Organization and Qualification. Each of Parent and Purchaser is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the province, state or country, as applicable, of its incorporation or formation . Each of Parent and Purchaser has all requisite corporate or other power and authority to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement . Section 1.2 Authority and Enforceability. Each of Parent and Purchaser has full power and authority to execute this Agreement and to consummate the Arrangement and the transactions contemplated by this Agreement . The execution and delivery by Purchaser of this Agreement, the performance by it of its obligations hereunder, and the Arrangement have been duly and validly authorized by all necessary corporate or other action on the part of Purchaser . This Agreement has been duly executed and delivered by each of Parent and Purchaser and constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with their respective terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) . Section 1.3 Government Approvals, Notices and Filings. Subject to the Controlled Goods Filing and the Final Order, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by Parent or Purchaser with respect to the execution, delivery or performance by Parent or Purchaser of this Agreement or the consummation of the transactions contemplated hereunder . Section 1.4 Third Party Consents, Approvals and Notices. The execution and delivery of this Agreement by each of Parent and Purchaser does not and the consummation of the Arrangement will not (a) violate or conflict with the provisions of the certificate of incorporation or by - laws (or equivalent organizational documents), as applicable, of each of Parent and Purchaser, or (b) result in a breach or violation by Parent or Purchaser of any of the terms, conditions or provisions of any Law which would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the ability of Parent or Purchaser to consummate the Arrangement and perform its obligations hereunder .

E - 86 D - 2 Section 1.5 Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to Parent’s or Purchaser’s knowledge, pending or threatened against Parent or Purchaser before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to prevent or delay consummation of the transactions contemplated by this Agreement . None of the Company or any of its subsidiaries is subject to any outstanding Order that would make illegal or that seeks to enjoin or restrain the transactions contemplated by this Agreement . Section 1.6 Funds Available. Parent has, and Purchaser will have at the Effective Time, sufficient funds to consummate the transactions and assume the obligations contemplated by this Agreement, including for the payment of the aggregate Consideration for all of the Company Shares and the payment of the amounts required to be paid under Section 2 . 10 of the Agreement . Section 1.7 Security Ownership Neither Parent, Purchaser nor any of their respective affiliates or any other person (excluding Hydrogen Company) acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Company Shares or any securities that are convertible into or exchangeable or exercisable for Company Shares . Section 1.8 Investment Canada Act . Purchaser is a “WTO Investor” within the meaning of the subsection 14.1 of the ICA. Section 1.9 Arrangements with Hydrogen Company Purchaser and Parent have disclosed to the Company the material terms and conditions of their respective arrangements with Hydrogen Company in respect of the Arrangement, including the Hydrogen Company Investment Agreement (but excluding the schedules thereto in respect of the governance, finance and the management of the Company post - Effective Date), and the Support Agreement and have provided reasonably redacted copies of written documents evidencing the same to the Company . The Hydrogen Company Investment Agreement and Support Agreement are not subject to any condition precedent or other contingency other than as expressly set forth therein .

F - 1 APPENDIX F. PLAN OF ARRANGEMENT

Plan of Arrangement PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 DEFINITIONS AND INTERPRETATION Section 1.1 Definitions In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings) : “ Agreement ” means the arrangement agreement made as of June 28 , 2019 among the Company, Parent and Purchaser, including all schedules, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement ; “ Air Liquide Common Shares ” means the 3 , 537 , 931 Company Shares held by Hydrogen Company immediately prior to the Effective Time, being all of the equity interests in the Company held by Hydrogen Company or its affiliates ; “ Air Liquide Consideration ” means one common share of the Purchaser for each Air Liquide Common Share, or 3 , 537 , 931 common shares of the Purchaser in the aggregate ; “ Arrangement Resolution ” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B of the Agreement ; “ Dissent Rights ” shall have the meaning ascribed thereto in Section 3 . 1 (a) ; “ Dissenting Shareholder ” means a registered holder of Company Shares who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered holder ; “ Effective Date ” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement ; “ Effective Time ” means 9 : 01 a . m . (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date ;

- 2 - “ Hydrogen Company ” means The Hydrogen Company, being a wholly owned subsidiary of L’Air Liquide S . A .; “ Letter of Transmittal ” means a letter of transmittal to be forwarded or made available by the Company to Company Shareholders (other than Hydrogen Company), in a form acceptable to Purchaser, acting reasonably, for use by such Company Shareholders in connection with the Arrangement as contemplated herein ; “ Loan Amount ” means the aggregate amount payable for all of the Company Options, DSUs, PSUs and RSUs to be cancelled pursuant to Section 2 . 2 (b) ; “ Notice of Dissent ” means a written notice in accordance with subsection 190 (5) of the CBCA provided by a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights ; “ Option Cancellation Time ” means the time of the completion of the steps in Section 2 . 2 (b) ; “ Plan of Arrangement ” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 11 . 6 of the Agreement or Section 5 . 2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably ; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement ; “ Purchase Price ” has the meaning ascribed thereto in Section 2.4; and “ Share Transfer Time ” means the time of completion of the steps in Section 2 . 2 (c), Section 2 . 2 (d) and Section 2 . 2 (e) . Section 1.2 Number and Gender In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders . Section 1.3 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement . Section 1.4 Date for Any Action If any period expires on a day which is not a business day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a business day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a business day .

- 3 - Section 1.5 Time Time is of the essence in this Plan of Arrangement . All times expressed herein or in any Letter of Transmittal are local times (Toronto, Ontario) unless otherwise stipulated herein or therein . Section 1.6 Currency Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars . Section 1.7 Statutory References Unless otherwise expressly provided herein, references to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as in force as at the date of the Agreement, and as the same may be amended, re - enacted, consolidated or replaced from time to time, and any successor statute or law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or law or any such rule, regulation or policy . ARTICLE 2 THE ARRANGEMENT Section 2.1 Effectiveness This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Agreement . Subject to the terms of the Agreement, this Plan of Arrangement will become effective at the Effective Time and will be binding from and after the Effective Time without any further act or formality required on the part of any person (except as expressly provided in this Plan of Arrangement) on : (i) the Company ; (ii) Purchaser ; (iii) Parent, (iv) Hydrogen Company ; (v) all registered holders and all beneficial owners of Company Shares (including, for greater certainty, Dissenting Shareholders) ; (vi) all holders of Company Options, DSUs, PSUs and RSUs ; (vii) the registrar and transfer agent in respect of the Company Shares ; and (viii) the Depositary . Section 2.2 The Arrangement Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order and with five (5) minutes between each step (except that the steps in Section 2 . 2 (c), Section 2 . 2 (d) and Section 2 . 2 (e) shall occur simultaneously) without further act or formality : (a) Purchaser shall lend an amount equal to the Loan Amount to the Company . To evidence such loan, the Company shall deliver to Purchaser a duly issued and executed non - interest bearing demand promissory note with a principal amount equal to the Loan Amount ; (b) each (a) Company Option, (b) DSU, (c) PSU and (d) RSU, in each case, whether vested or unvested, and outstanding immediately prior to the Effective Time, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of

- 4 - the applicable Omnibus Incentive Plan, Legacy Option Plan or DSU Plan shall be disposed of and surrendered by the holder thereof to the Company without any act or formality on its or their part and without any further liability to the Company in exchange for a cash payment by the Company equal to : ( i ) with respect to each outstanding Company Option, the amount (if any) by which (A) the product of the number of Company Shares underlying such Company Options and the Consideration exceeds (B) the aggregate exercise price payable under such Company Option, by the holder to acquire the Company Shares underlying such Company Option and, for greater certainty, where such amount is a negative, neither the Company nor Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option . For greater certainty, such payment shall be net of applicable withholdings ; and ( i i ) with respect to each such outstanding DSU, PSU or RSU, the amount of the Consideration, and, for greater certainty, such payment shall be net of applicable withholdings ; At the effective time of this step, all Company Options, DSUs, PSUs and RSUs outstanding immediately prior to the Effective Time and the Omnibus Incentive Plan, Legacy Option Plan and DSU Plan shall be cancelled ; (c) each Company Share in respect of which Dissent Rights have been validly exercised shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in consideration for the right to be paid fair value for such Company Shares as set out in Article 3 , and : (i) such Dissenting Shareholder shall cease to be the holder of such Company Shares and to have any rights as Company Shareholder other than the right to be paid the fair value for such Company Shares as set out in Article 3 , (ii) the name of such Dissenting Shareholder will be removed from the register of holders of Company Shares (in respect of the Company Shares for which Dissent Rights have been validly exercised), and (iii) the Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares, free and clear of any Encumbrances ; (d) each remaining Company Share outstanding immediately prior to the Effective Time (including any Company Share issued upon the effective exercise of Company Options or settlement of DSUs, PSUs or RSUs prior to the Effective Time), other than Company Shares held by the Purchaser or Parent and other than the Air Liquide Common Shares, shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in exchange for a payment in cash equal to the Consideration, and : (i) such Company Shareholder shall cease to be a Company Shareholder, (ii) the name of such holder will be removed from the register of holders of Company Shares, and (iii) Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares, free and clear of any Encumbrances, and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depositary (acting on behalf of Purchaser) of the

- 5 - certificate formerly representing Company Shares and a Letter of Transmittal as more fully described in Section 2.3; and (e) each Air Liquide Common Share which is outstanding immediately prior to the Effective Time shall be deemed to be assigned and transferred by Hydrogen Company to the Purchaser (free and clear of all Encumbrances) in exchange for the Air Liquide Consideration and : (i) Hydrogen Company shall cease to be the holder of the Air Liquide Common Shares and to have any rights as holder thereof other than the right to be paid the Air Liquide Consideration in accordance with this Plan of Arrangement ; (ii) Hydrogen Company’s name shall be removed as the holder of the Air Liquide Common Shares from the register of Company Shares maintained by or on behalf of the Company ; and (iii) Purchaser shall be deemed to be the transferee of the Air Liquide Common Shares (free and clear of all Encumbrances) and shall be entered in the register of Company Shares, as applicable, maintained by or on behalf of the Company . Section 2.3 Letter of Transmittal At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder (other than Hydrogen Company) at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of such holders, the Letter of Transmittal and instructions for obtaining delivery of that portion of the Purchase Price payable to such holder at the time of completion of the step in Section 2 . 2 (d) pursuant to this Plan of Arrangement . Section 2.4 Delivery of Purchase Price and Other Payments (a) Following receipt of the Final Order and on or prior to the Business Day immediately prior to the filing by the Company of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited with the Depositary (i) the money required for the payment of the aggregate Consideration (the “ Purchase Price ”) for the Company Shares acquired pursuant to Section 2 . 2 (c) (with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Company Share for this purpose) and Section 2 . 2 (d) for the benefit of and to be held on behalf of the Company Shareholders entitled to receive the Consideration for each Company Share held by them in a special account with the Depositary to be paid in accordance with the terms hereof to the respective former Company Shareholders without interest, and (ii) the Loan Amount for the benefit of and to be held on behalf of the Company until immediately before the Option Cancellation Time and thereafter for the benefit of and on behalf of the holders of Company Options, DSUs, PSUs and RSUs in a special account with the Depositary to be paid to the respective former holders of Company Options, DSUs, PSUs and RSUs without interest . All such money shall be cash, denominated in United States dollars in same day funds . Such money shall not be used for any purpose except as provided in this Plan of Arrangement . (b) Upon surrender to the Depositary, in the case of Company Shares other than the Air Liquide Common Shares, of the certificate(s) representing the Company Shares which were acquired by Purchaser pursuant to Section 2 . 2 (d) along with a duly completed Letter of Transmittal and such other documents and instruments,

- 6 - if any, as the Depositary may reasonably require, the Depositary shall deliver to the applicable Company Shareholder, as soon as practicable and in accordance with Section 2 . 2 (d) a cheque (or, if required by applicable Laws, a wire transfer) representing the cash amount that such Company Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5 . 4 , and any certificate so surrendered shall forthwith be cancelled . (c) Upon surrender to the Purchaser, in the case of the Air Liquide Common Shares, of the certificates(s) representing the Air Liquide Common Shares, which were acquired by Purchaser pursuant to Section 2 . 2 (e) along with such other documents and instruments, if any, as the Purchaser may reasonably require, the Purchaser shall deliver to Hydrogen Company, as soon as practicable and in accordance with Section 2 . 2 (e) a certificate representing the Air Liquide Consideration, less any amounts withheld pursuant to Section 5 . 4 , and any certificate so surrendered shall forthwith be cancelled . (d) As soon as practicable after the Option Cancellation Time, the Depositary shall deliver on behalf of the Company to each holder of Company Options, DSUs, PSUs and RSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable Laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2 . 2 (b) . (e) Upon the making of the payments and deliveries contemplated in this Section 2 . 4 , Purchaser shall be fully and completely discharged from its obligation to pay the Purchase Price to the former Company Shareholders and from its obligation to deliver the Air Liquide Consideration, and the Company shall be fully and completely discharged from its payment obligations to former holders of Company Options, DSUs, PSUs and RSUs referred to in Section 2 . 2 (b), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money so deposited on, in case of Company Shareholders, presentation and surrender of the documentation specified above . Any interest on such deposit shall belong to Purchaser . ( f ) Until surrendered as contemplated by this Section 2 . 4 , each certificate that immediately prior to the Effective Time represented outstanding Company Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 2 . 2 (d) or Section 2 . 2 (e) (as the case may be) to represent only : (i) in the case of Section 2 . 2 (d), the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in Section 2 . 2 (d) ; and (ii) in the case of Section 2 . 2 (e), the right to receive upon such surrender the Air Liquide Consideration in lieu of such certificate as contemplated in Section 2 . 2 (e) . Section 2.5 Expiration of Rights Any amounts deposited with the Depositary for the payment of the Purchase Price to holders of Company Shareholders pursuant to Section 2 . 2 (d) or the monies payable to holders of Company Options, DSUs, PSUs or RSUs pursuant to Section 2 . 2 (b) which remain unclaimed on the date which is 2 years from the Effective Date shall be forfeited to Purchaser and paid over to or as directed by Purchaser and the former holders of Company Shares, Company Options, DSUs, PSUs and/or RSUs shall thereafter have no right to receive their respective entitlement to

- 7 - the Purchase Price or the payments pursuant to Section 2 . 2 (b) or Section 2 . 2 (d), as applicable . For greater certainty, any certificate formerly representing outstanding Company Shares not duly surrendered on or before the second ( 2 nd ) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Purchaser or the Company . Section 2.6 Dividends and Distributions No dividend or other distribution declared or made after the Effective Time with respect to the Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Share Transfer Time, represented outstanding Company Shares . Section 2.7 Books and Records The books and records of the Company and those of the transfer agent, including, the register of holders of Company Shares, shall be presumed to be correct in relation to each Company Shareholder’s shareholdings and the holdings of each holder of Company Options, DSUs, PSUs and RSUs . Section 2.8 Transfers Free and Clear Any transfer of securities pursuant to this Plan of Arrangement shall be made free and clear of any Encumbrances . ARTICLE 3 RIGHTS OF DISSENT Section 3.1 Dissent Rights (a) Each Company Shareholder may exercise rights of dissent with respect to its Company Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3 . 1 (the “ Dissent Rights ”) ; provided that notwithstanding (i) section 190 (5) of the CBCA, a Notice of Dissent is received by the Company by no later than 5 : 00 p . m . (Toronto time) on the business day that is 2 business days prior to the date of the Company Meeting, or, if the Company Meeting is adjourned or postponed, 5 : 00 p . m . (Toronto time) on the business day that is 2 business days preceding the date of such adjourned or postponed Company Meeting ; and (ii) section 190 (3) of the CBCA, Purchaser and not the Company shall be required to offer and pay the fair value for the Company Shares held by a holder who duly exercised Dissent Rights and to pay the amount to which such holder is entitled . (b) Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Shares, without any further act or formality on their part, free and clear of all Encumbrances, to Purchaser as provided in Section 2 . 2 (c), and such Company Shareholders who : (i) are ultimately determined to be entitled to be paid fair value for their Company Shares shall be entitled to a payment of cash by Purchaser, equal to such fair value (which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted), and will not be entitled to any other

- 8 - payment or consideration, including any payment that would be payable under the Arrangement in respect of such Company Shares had such Company Shareholders not exercised their Dissent Rights ; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non - dissenting holder of Company Shares in accordance with Section 2 . 2 (d), and shall receive cash consideration in respect of their Company Shares equal to the aggregate Consideration a holder of Company Shares holding such number of Company Shares would be entitled to under Section 2 . 2 (d) . (c) In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights : (i) holders of Company Options, DSUs, PSUs and RSUs (but only in respect of those securities) and (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares) . (d) In no circumstances shall the Company, Purchaser, the Depositary, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised . (e) In no case shall the Company, Purchaser, the Depositary, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Shares after the Share Transfer Time and the name of each Dissenting Shareholder shall be deleted from the registers of Company Shareholders as at the Share Transfer Time as provided in Article 2 . ARTICLE 4 C E R T I F IC A TE S Section 4.1 Certificates From and after the Share Transfer Time, until surrendered as contemplated by Section 2 . 4 , each certificate formerly representing Company Shares that, under the Arrangement, was transferred or deemed to be transferred to Purchaser in return for cash pursuant to Section 2 . 2 (d), shall represent and be deemed, at all times after the Share Transfer Time, to represent only the right to receive upon such surrender the applicable amount per Company Share specified in Section 2 . 2 (d) and Section 2 . 4 of this Plan of Arrangement . From and after the Option Cancellation Time, each Company Option, DSU, PSU or RSU referred to in Section 2 . 2 (b) and any evidence thereof shall be deemed, at all times after the Option Cancellation Time, to represent only the right to receive the applicable consideration specified in Section 2 . 4 of this Plan of Arrangement . Section 4.2 Lost Certificates In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that was sold and transferred to Purchaser pursuant

- 9 - to Section 2 . 2 shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, mutilated or destroyed, the Depositary will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen, mutilated or destroyed . When authorizing such payment in exchange for any lost, stolen, mutilated or destroyed certificate, the person to whom cash is to be paid shall, as a condition precedent to delivery thereof, give a bond satisfactory to the Company, Purchaser and Depositary in such sum as Purchaser may direct or otherwise indemnify the Depositary and Purchaser in a manner satisfactory to each of them against any claim that may be made against the Depositary or Purchaser with respect to the certificate alleged to have been lost, stolen, mutilated or destroyed . ARTICLE 5 GENERAL Section 5.1 Paramountcy From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, DSUs, PSUs and RSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Shares, Company Options, DSUs, PSUs and RSUs and of the Company, Purchaser, the Depositary and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) except in respect of Dissent Rights, all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, DSUs, PSUs or RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein . Section 5 . 2 Amendment (a) Subject to Section 5 . 2 (b), the Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company and Purchaser, (ii) if necessary, filed with the Court, and, if made following the Company Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders and/or holders of Company Options, DSUs, PSUs or RSUs if and in the manner as required by the Court . (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at or any time prior to the Effective Date, provided that it concerns a matter which, in the reasonable opinion of the Company and provided that the Purchaser shall have consented thereto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any Company Shareholder . (c) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Purchaser shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and approved by the

- 10 - persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes. (d) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is agreed to by each of the Company and Purchaser (in each case acting reasonably), (ii) it is filed with the Court (other than amendments contemplated in Section 5 . 2 (b), which shall not require such filing), and (iii) if required by the Court, it is approved by holders of the Company Shares voting in the manner directed by the Court . (e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not prejudicial or adverse to the financial or economic interests of any former Company Shareholders and former holders of Company options, DSUs, PSUs or RSUs . Section 5.3 Further Assurances Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein . Section 5.4 Withholding Rights Notwithstanding anything in the Agreement or this Plan of Arrangement to the contrary, the Company, the Depositary, Purchaser or one or more affiliates or subsidiaries of the Company or Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable to any person pursuant to the Agreement or this Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholder of the Company, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law . To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Agreement and this Plan of Arrangement as having been paid to the person, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity within the time required by and in accordance with applicable Laws .

G - 1 APPENDIX G. HOULIHAN LOKEY FAIRNESS OPINION

G - 2 [LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.] June 28, 2019 Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario Canada L5T 2N6 Attn: Special Committee of the Board of Directors and Board of Directors Dear Special Committee of the Board of Directors and Board of Directors: We understand that Hydrogenics Corporation (the “Company”) intends to enter into an Arrangement Agreement (the “Agreement”) among Cummins Inc . (“Parent”) and Atlantis Acquisitionco Canada Corporation, a wholly owned subsidiary of Parent (“Purchaser”), and the Company pursuant to which, among other things (i) each of the common shares in the capital of the Company (the “Company Shares”) other than Company Shares held by Purchaser, Parent or The Hydrogen Company (“Hydrogen Company”), a wholly owned subsidiary of L’Air Liquide S . A . (“Air Liquide”), will be transferred by the holder thereof to Purchaser in exchange for U . S . $ 15 . 00 in cash per Company Share (the “Consideration”), and (ii) each Company Share held by Hydrogen Company will be transferred by Hydrogen Company to Purchaser in exchange for one common share (the “Air Liquide Consideration”) of Purchaser for each such Company Share (the “Transaction”) . The Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board”) and the Board have requested that Houlihan Lokey Capital, Inc . (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Special Committee and the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Common Shares other than the Excluded Shareholders (as defined below) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Shares other than the Excluded Shareholders . For purposes of this Opinion, the term “Excluded Shareholders” means Hydrogen Company and its affiliates . In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances . Among other things, we have : 1. reviewed a draft, received by us on June 28, 2019, of the Agreement; 2. reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant; 3. reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial

G - 3 - 2 - The Special Committee and the Board of Directors of Hydrogenics Corporation June 28, 2019 projections prepared by the management of the Company relating to the Company for the five years ending December 31 , 2023 (the “Projections”) and estimates prepared by or discussed with the management of the Company of the Company’s net operating loss tax carryforwards (“NOLs”) and the Company’s ability to utilize those NOLs to achieve future tax savings on a standalone basis (the “Estimated NOL Tax Savings”) ; 4. spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters ; 5. compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant ; 6. reviewed the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant ; and 7. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate . We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information . In addition, management of the Company has advised us, and we have assumed, that (i) the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, (ii) the NOLs have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the amount of such NOLs, and (iii) the Estimated NOL Tax Savings represent reasonable estimates and judgments as to the amount of such Estimated NOL Tax Savings . At your direction, we have assumed that the Projections, the NOLs and the Estimated NOL Tax Savings provide a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Projections, the NOLs and the Estimated NOL Tax Savings for purposes of our analyses and this Opinion . We express no view or opinion with respect to the Projections, the NOLs, the Estimated NOL Tax Savings or the assumptions on which they are based . We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading . We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto . We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, provincial and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other

G - 4 - 3 - The Special Committee and the Board of Directors of Hydrogenics Corporation June 28, 2019 consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion . In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above . Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off - balance - sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation . We did not estimate, and express no opinion regarding, the liquidation value of any entity or business . We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject . This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof . We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof . We are not expressing any view or opinion as to what the value of the Company Shares actually will be when transferred pursuant to the Transaction or the price or range of prices at which Company Shares may be purchased or sold, or otherwise be transferable, at any time . This Opinion is furnished solely for the use of the Special Committee and the Board (solely in their respective capacities as such) in connection with their evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company) or used for any other purpose without our prior written consent . This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party . This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Special Committee, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise . This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey . In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co - invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Air Liquide or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction . Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Air Liquide, Parent, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation . Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may

G - 5 - 4 - The Special Committee and the Board of Directors of Hydrogenics Corporation June 28, 2019 be or have been adverse to, the Company, Air Liquide, Parent, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation . Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction . In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction . The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement . This Opinion only addresses whether the Consideration to be received by the holders of Common Shares other than the Excluded Shareholders in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Shares other than the Excluded Shareholders and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the Air Liquide Consideration to be received by Hydrogen Company in the Arrangement, the voting support agreements to be entered into between Purchaser, on the one hand, and the directors and senior officers of the Company party thereto and Hydrogen Company, on the other hand (collectively, the “Support Agreements”), or the agreement to be entered into between Parent and Hydrogen Company regarding Hydrogen Company’s participation in the plan of arrangement contemplated by the Agreement (the “Hydrogen Company Investment Agreement”) . We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things : (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, the Support Agreements or the Hydrogen Company Investment Agreement, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis - à - vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the fairness, from a financial point of view, to the holders of Common Shares other than the Excluded Shareholders of the Consideration to be received by such holders in the Transaction relative to the fairness, from a financial point of view, to Hydrogen Company of the Air Liquide Consideration to be received by Hydrogen Company in the Transaction, (vi) whether or not the Company, Parent, Purchaser, Hydrogen Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Purchaser, Hydrogen Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise . Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice . It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources . Furthermore, we have relied, with the consent of the Special Committee and the Board, on the assessments by the Special Committee, the Board, the Company and their respective advisors, as to all legal, environmental, regulatory,

G - 6 - 5 - The Special Committee and the Board of Directors of Hydrogenics Corporation June 28, 2019 accounting, insurance and tax matters with respect to the Company, Parent, Purchaser and the Transaction or otherwise . The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature . Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Common Shares other than the Excluded Shareholders in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Common Shares other than the Excluded Shareholders . Very truly yours, /s/ Houlihan Lokey, Inc . HOULIHAN LOKEY CAPITAL, INC .

H - 1 APPENDIX H. ORIGIN VALUATION AND FAIRNESS OPINION

June 28, 2019 The Special Committee of the Board of Directors of Hydrogenics Corporation The Board of Directors of Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6 To the Special Committee and Board of Directors, Origin Merchant Partners (“ Origin Merchant ” or “ we ”) understands that Hydrogenics Corporation (the “ Company ” or “ Hydrogenics ”) is considering entering into an arrangement agreement (the “ Arrangement Agreement ”) with Cummins Inc . (“ Cummins ”) and Atlantis AcquisitionCo Canada Corporation (the “ Purchaser ”), pursuant to which the Purchaser, a subsidiary of Cummins, has agreed to acquire all of the issued and outstanding common shares of the Company (the “ Shares ”), other than Shares owned by The Hydrogen Company (“ THC ” or the “ Insider Shareholder ”), a wholly owned subsidiary of L’Air Liquide S . A . (“ Air Liquide ”), for US $ 15 . 00 in cash per Share (the “ Consideration ”) pursuant to an arrangement under the Canada Business Corporations Act (the “ Proposed Transaction ”) . The foregoing description is summary in nature . The specific terms and conditions of the Proposed Transaction are set out in the Arrangement Agreement and will be more fully described in the notice of special meeting of shareholders and management information circular (the “ Circular ”) to be prepared by Hydrogenics in compliance with all applicable laws, rules and regulations and mailed to holders of Shares (the “ Shareholders ”) in connection with the Proposed Transaction . Origin Merchant also understands that THC is the Company’s largest Shareholder, owning 3 , 537 , 931 Shares, which represents approximately 18 . 6 % of the issued and outstanding Shares, and through an agreement with the Company has the right to appoint one director to the Company’s board of directors (the “ Board ”) . Further we understand that THC has entered into a funding and investment agreement with Cummins and the Purchaser, pursuant to which THC has agreed to exchange its Shares for shares of the Purchaser under the Proposed Transaction . Origin Merchant further understands that a special committee (the “ Special Committee ”) of the Board, consisting of directors who are independent of the Insider Shareholder and Hydrogenics’ management, has been constituted to consider the Proposed Transaction and make recommendations thereon to the Board . Origin Merchant was advised by the Special Committee that the Proposed Transaction will constitute a “business combination” for the purposes of Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions (the “ Rule ”) and the Company requires a formal valuation (the “ Valuation ”) of the Shares to be prepared by an independent valuator . The Special Committee retained Origin Merchant on June 9 , 2019 to provide the Valuation in accordance with the requirements of the Rule .

In addition, the Special Committee retained Origin Merchant to provide an opinion (the “ Fairness Opinion ”) as the fairness, from a financial point of view, of the Consideration to be received by the Shareholders under the Proposed Transaction other than the Insider Shareholder or any of its affiliates . E NGAGEMENT OF O RIGIN M ERCHANT BY THE S PECIAL C OMMITTEE Origin Merchant was first contacted by the Company on June 5 , 2019 . Origin Merchant was formally engaged to prepare and deliver the Valuation and Fairness Opinion to the Special Committee pursuant to an agreement dated June 9 , 2019 between the Special Committee and Origin Merchant (the “ Engagement Agreement ”) . On June 28 , at the request of the Special Committee, Origin Merchant orally delivered the Valuation and Fairness Option . This Valuation and Fairness Opinion provides the same conclusions and opinions, in writing, as of June 28 , 2019 . The terms of the Engagement Agreement provide that Origin Merchant is to be paid a fixed fee of $ 50 , 000 upon execution of the Engagement Agreement and creditable against the Valuation and Fairness Opinion Fee (as described below), a fixed fee of $ 150 , 000 upon delivery of a preliminary report of its views with respect to the value of the Shares, and a further fixed fee of $ 350 , 000 (the “ Valuation and Fairness Opinion Fee ”) upon delivery of the Valuation and Fairness Opinion . Origin Merchant will also be reimbursed for reasonable out - of - pocket and legal expenses subject to the Company’s approval . In addition, the Company has agreed to indemnify Origin Merchant, its subsidiaries, affiliates and their respective partners, employees, directors and officers against certain losses, claims, damages and liabilities which may arise out of its engagement . The fees payable to Origin Merchant under the Engagement Agreement are not contingent in whole or in part upon the completion of the Proposed Transaction or on the conclusions reached in the Valuation and Opinion . Subject to the terms of the Engagement Agreement, Origin Merchant consents to the inclusion of this Valuation and Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to Origin Merchant, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada . C REDENTIALS OF O RIGIN M ERCHANT Origin Merchant is an independent Canadian advisory firm providing a full range of advisory services including mergers and acquisitions, valuations, fairness opinions, restructurings, recapitalizations and private placement financings . Origin Merchant was founded in 2011 and its affiliate, Origin Merchant Securities Inc . is registered with the Ontario Securities Commission as an Exempt Market Dealer . Origin Merchant and its principals have extensive experience in the Canadian capital markets and have advised and participated in many advisory transactions involving both public and private companies . The Valuation and Fairness Opinion expressed herein represent the opinions of Origin Merchant and the form and content thereof have been approved for release by a committee of directors and other professionals of Origin Merchant, each of whom is experienced in mergers, business combinations, divestitures, valuation and fairness opinion matters . I NDEPENDENCE OF O RIGIN M ERCHANT Neither Origin Merchant, nor any of its affiliated entities (as such term is defined for the purposes of the Rule) : 2 | P a g e

i. is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of the Rule) of Hydrogenics, Cummins, Air Liquide or any of their respective associates or affiliates (each, an “ Interested Party ” and, collectively, the “ Interested Parties ”) ; ii. is an advisor to any of the Interested Parties in connection with the Proposed Transaction, other than the Special Committee pursuant to the Engagement Letter; 3 | P a g e iii. is a manager or co - manager of a soliciting dealer group formed in respect of the Proposed Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group) ; iv. has a material financial interest in the completion of the Proposed Transaction; v. is the external auditor of the Company or of an Interested Party; vi. is entitled to compensation dependent in whole or in part on an agreement, arrangement or understanding that gives it a financial incentive in respect of the conclusions reached in the Valuation and Fairness Opinion ; vii . has a material financial interest in future business under an agreement, commitment or understanding involving any of the Interested Parties; viii . during the 24 months prior to the date hereof : (i) had a material involvement in an evaluation, appraisal or review of the financial condition of any of the Interested Parties ; (ii) had a material involvement in an evaluation, appraisal or review of the financial condition of the Company or an associated or affiliated entity of the Company ; (iii) acted as a lead or co - lead underwriter of a distribution of securities by any of the Interested Parties, or acted as a lead or co - lead underwriter of a distribution of securities by any of the Interested Parties if the retention of the underwriter was carried out at the direction or the request of any of the Interested Parties or paid for by any of the Interested Parties ; or (iv) had a material financial interest in a transaction involving any of the Interested Parties or the Company ; ix. is a lead or co - lead lender or manager of a lending syndicate in respect of the Proposed Transaction ; and x. is a lender of a material amount of indebtedness in a situation where any of the Interested Parties is in financial difficulty, and the Proposed Transaction would reasonably be expected to have the effect of materially enhancing the lender’s position . Origin Merchant and its affiliates have not been engaged to provide any financial advisory services nor have they participated in any financing involving any of the Interested Parties, other than the services provided under the Engagement Agreement and as described herein . There are no understandings, agreements or commitments between Origin Merchant and its affiliates and any of the Interested Parties with respect to any future financial advisory or investment banking services . Origin Merchant and its affiliates may in the future, however, in the ordinary course of its business, provide financial advisory or investment banking services to any of the Interested Parties . In addition, during the ordinary course of business, Origin Merchant or its affiliates, associates or partners may actively trade Shares and/or other securities of the Company, or of any Interested Party for its or their own account and accordingly, may at any time hold a long or short position in such securities . The fees payable to Origin Merchant pursuant to the Engagement Agreement are not financially material to Origin Merchant . No understandings or agreements exist between Origin Merchant and the Company, Cummins and/or Air Liquide (or any of their respective associates or affiliates) with respect to present or future financial advisory or investment banking business . Origin Merchant is of the view that it is “independent” (as that term is described in the Rule) of all Interested Parties in the Proposed Transaction as determined in accordance with the Rule . S COPE OF THE R EVIEW AND A PPROACH TO A NALYSIS In connection with rendering this Valuation and Opinion, Origin Merchant has reviewed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following : i. a draft of the Arrangement Agreement in respect of the Proposed Transaction dated June 28, 2019; ii. the Company’s annual consolidated financial statements as at and for the period ended December 31 , 2018 and the comparative periods ended December 31 , 2014 , 2015 , 2016 and 2017 , and related management’s discussion and analysis ; 4 | P a g e iii. the Company’s unaudited consolidated interim financial statements as at and for the period ended March 31 , 2019 and the comparative period ended March 31 , 2018 , and related management’s discussion and analysis ; iv. the Company’s management information circular dated May 14, 2019; v. all files uploaded to the Hydrogenics data room as of June 27, 2019; vi. the draft voting and support agreement to be entered into between Cummins and Air Liquide; vii . the draft funding and investment agreement to be entered into between Cummins and Air Liquide dated June 25, 2019; viii . unaudited projected financial information for Hydrogenics, for the years ending December 31, 2019 through to December 31, 2023 as prepared by Hydrogenics’ management; ix. selected reports published by equity research analysts at various firms regarding the Company and other public entities, and selected reports from industry sources regarding the hydrogen fuel cell industry, to the extent deemed relevant by Origin Merchant ; x. relevant financial information and selected financial metrics of precedent transactions deemed relevant by Origin Merchant ; xi. selected public market trading statistics and relevant business and financial information of the Company and other comparable publicly traded entities ;

xii . 5 | P a g e the Company’s press releases and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“ SEDAR ”) for the one year period ended June 27 , 2019 ; xiii . meetings and/or discussions with the Company’s management, and legal and financial advisors; and xiv. such other corporate, industry and financial market information, investigations and analyses as Origin Merchant considered necessary or appropriate in the circumstances, including the Officer’s Certificate (as defined below) . In addition, Origin Merchant has participated in discussions with members of the Company's senior management team and certain of its advisors regarding the Company, past and current business operations, and the Company's financial condition and prospects . In addition, Origin Merchant has participated in discussions with the Special Committee and with representatives of Torys LLP, the Company’s legal counsel, and Houlihan Lokey Capital, Inc . , financial advisor to the Company and the Special Committee, regarding the Proposed Transaction, the Valuation and the Fairness Opinion and related matters . Origin Merchant did not meet with the auditors of the Company and has assumed the completeness, accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon and the Company’s interim unaudited financial statements . Origin Merchant has not reviewed any draft of the Circular as it was not available as of June 28 , 2019 , the date the Valuation and Fairness Opinion were rendered . Origin Merchant has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Origin Merchant . In its assessment, Origin Merchant considered several techniques and valuation methodologies and used a blended approach to determine this Valuation of the Shares . Origin Merchant based this Valuation and Fairness Opinion upon a number of quantitative and qualitative factors . This Valuation and Fairness Opinion have been prepared in accordance with the Rule and the Disclosure Standards for Formal Valuation and Fairness Opinions of the Investment Industry Regulatory Association of Canada (“ IIROC ”), but IIROC has not been involved in the preparation or review of the Valuation or the Opinion . P RIOR V ALUATIONS The Company has represented to Origin Merchant that, among other things, it has no knowledge of any prior valuations (as defined in the Rule) of the Company or any of its material subsidiaries or any of their respective securities, material assets or liabilities made in the past 24 months, other than the Valuation as discussed below . A SSUMPTIONS AND L IMITATIONS With the Special Committee’s approval and as provided for in the Engagement Agreement, Origin Merchant has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of each of the Company and their respective consultants and advisors (collectively, the

“ Information ”) . The Valuation and Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of such Information . Subject to the exercise of professional judgment and except as expressly described herein, Origin Merchant has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information . Origin Merchant has assumed that any future - oriented financial information (“ FOFI ”) provided by Hydrogenics and used by Origin Merchant in its analyses has been reasonably prepared and reflects the best currently available estimates and judgements of the management of Hydrogenics . Senior officers of Hydrogenics have represented to Origin Merchant in a certificate dated as of the date hereof, (the “ Officers’ Certificate ”) among other things, that : i. the Information (as defined above) provided to Origin Merchant orally by, or in the presence of, an officer or employee of Hydrogenics or in writing by Hydrogenics or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to Origin Merchant for the purpose of preparing the Valuation was, at the date the Information was provided to Origin Merchant, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Hydrogenics, its subsidiaries or the Proposed Transaction and did not and does not omit to state a material fact in respect of Hydrogenics, its subsidiaries or the Proposed Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made ; ii. since the dates on which the Information was provided to Origin Merchant, except as disclosed in writing to Origin Merchant, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hydrogenics or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or the Fairness Opinion ; 6 | P a g e iii. to their knowledge, after due inquiry . there are no facts not contained in or referred to in the Information provided to Origin Merchant or its affiliates which would reasonably be expected to affect the Valuation and Fairness Opinion, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusions reached ; iv. all FOFI provided to Origin Merchant by Hydrogenics has been prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to Hydrogenics’ industry, business, financial condition, plans and prospects, represent the best current estimates by Hydrogenics of the most probable results for the periods of Hydrogenics presented therein, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI, as of the date of the preparation thereof, not misleading in light of the circumstances in which such FOFI was provided to Origin Merchant ; and v. there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Proposed Transaction, except as have been disclosed in complete detail to Origin Merchant.

In preparing the Valuation and Fairness Opinion, Origin Merchant has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Proposed Transaction will conform in all material respects to the drafts and summaries provided to Origin Merchant, that all conditions precedent to the Proposed Transaction can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities and third parties required in respect of or in connection with the Proposed Transaction will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Proposed Transaction are valid and effective, that the Circular will be distributed to Shareholders in accordance with applicable laws, and that the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws . The Valuation and the Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Origin Merchant in discussions with management of the Company . In its analyses and in preparing the Valuation and Fairness Opinion, Origin Merchant made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Origin Merchant, Hydrogenics or any other party involved in the Proposed Transaction . Although Origin Merchant believes that the assumptions used in its analyses and in preparing the Valuation and Fairness Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect . Any changes in the Information may affect the Valuation and/or the Fairness Opinion and, although Origin Merchant reserves the right to change, supplement or withdraw the Valuation and/or the Fairness Opinion in the event of any change in the Information, Origin Merchant disclaims any undertaking or obligation to advise any person of any such change in the Information which may come or be brought to Origin Merchant’s attention after the date hereof, and/or to update the Valuation and Fairness Opinion to reflect any such change . However, without limiting the foregoing, Origin Merchant will be entitled, at any time prior to the completion of the Proposed Transaction, to change, supplement or withdraw the Valuation and Fairness Opinion, if Origin Merchant concludes that there has been a material change in the business or affairs of Hydrogenics, or a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and Fairness Opinion are based, or if Origin Merchant becomes aware of any information not previously known by Origin Merchant, regardless of the source, which in its opinion would make the Valuation and Fairness Opinion misleading in any material respect . The Valuation and Fairness Opinion have been provided solely for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of Origin Merchant . Neither the Valuation nor the Fairness Opinion is to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Proposed Transaction or as an opinion concerning the expected trading prices of the Shares absent completion of the Proposed Transaction . In connection with the preparation of the Valuation and Fairness Opinion, Origin Merchant’s mandate did not include the solicitation of interest from any other party with respect to any other extraordinary transaction involving Hydrogenics or to evaluate alternatives to the Proposed Transaction . Origin Merchant is not an expert on and did not render advice to the Special Committee regarding legal, tax, accounting and regulatory matters . Origin Merchant does not express any view or opinion on any tax, accounting or legal implications of the Proposed Transaction . 7 | P a g e

The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description . Origin Merchant believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and Fairness Opinion . The analyses summarized in this letter include information presented in tabular format . To understand the analyses completed by Origin Merchant, the tables must be read together with the text of each summary . The tables alone do not constitute a complete description of the analyses . Unless otherwise stated, all dollar amounts herein are expressed in U . S . dollars . Certain figures have been rounded for presentation purposes . 8 | P a g e

O VERVIEW OF H YDROGENICS Summary Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane (“ PEM ”), technology . The Company conducts its business through the following business units : OnSite Generation (“ OSG ”) Hydrogenics’ OSG business segment focuses on hydrogen generation products for industrial gas, hydrogen fueling and renewable energy storage markets, and is based on water electrolysis technology which involves the decomposition of water into oxygen and hydrogen gas by passing an electric current through a liquid electrolyte or a PEM . The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus electrical energy in the form of hydrogen . Power Systems (“ Power ”) Hydrogenics’ Power business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy, and focuses on fuel cell products for original equipment manufacturers, systems integrators and end users, including backup power, and motive applications, such as trains, buses, forklifts and other heavy mobility applications . The Company was incorporated in 2009 and is based in Mississauga, Canada. As at June 27 , 2019 , the market capitalization of the Company, based on 19 , 011 , 691 existing Shares outstanding and the 20 - day VWAP Share price to that day of US $ 13 . 35 , was $ 253 . 8 million before dilution from the exercise of outstanding options . As at June 27 , 2019 , the Company had 830 , 393 options outstanding and expiry dates ranging between April 2020 and June 2028 . As at June 27 , 2019 , the Company had 141 , 642 deferred share units (the “ DSUs ”) outstanding . As at June 27 , 2019 , the Company had 178 , 217 equity - settled restricted share units (the “ RSUs ”) outstanding . As at March 30 , 2019 , the Company had US $ 21 . 5 million in cash and cash equivalents and had a book value of US $ 28 . 7 million . Based on the consideration of US $ 15 . 00 per Share pursuant to the Proposed Transaction, the Company has 20 , 161 , 943 fully diluted Shares outstanding . Historical Financial Information The following table summarizes certain of Hydrogenics’ consolidated operating results for the fiscal years ended December 31, 2016 to 2018 and for the three months ended March 31, 2018 and 2019: 9 | P a g e

ORIGIN MERCHANT PARTNERS

(in US$ millions unless otherwise indicated)	Fiscal Year Ended			3 Months Ended	
	December 31 2016	December 31 2017	December 31 2018	March 31 2018	March 31 2019
Income statement items					
Revenue	**29.0**	**48.1**	**33.9**	**8.1**	**8.1**
% Growth	*(39.7%)*	*66.0%*	*(29.6%)*	*na*	*(0.8%)*
Adjusted EBITDA[1]	**(7.6)**	**(6.0)**	**(9.4)**	**(1.6)**	**(1.0)**
% Margin	*(26.1%)*	*(12.4%)*	*(27.7%)*	*(19.7%)*	*(11.9%)*
Net Income	**(9.9)**	**(10.8)**	**(13.3)**	**(2.0)**	**(2.6)**
Diluted EPS	**($0.79)**	**($0.77)**	**($0.86)**	**($0.13)**	**($0.15)**
Cash flow statement items					
Cash flow from operations	(13.2)	(4.8)	(8.4)	(1.1)	(4.9)
Capital expenditures	(3.0)	(3.9)	(1.1)	(0.2)	(0.2)

1. Adjusted EBITDA excludes stock-based compensation and one-time, non-recurring expenses

Source: Company Filings

The following table summarizes Hydrogenics' balance sheet as at the end of the fiscal years ended December 31, 2016 to 2018 and as at March 31, 2019:

(in US$ millions unless otherwise indicated)	Fiscal Year Ended			As at
	December 31 2016	December 31 2017	December 31 2018	March 31 2019
Balance sheet items				
Cash and cash equivalents	10.3	21.5	7.6	21.5
Trade and other receivables	5.1	8.7	6.7	6.4
Other current assets	24.3	23.4	24.6	28.0
Total current assets	**39.8**	**53.7**	**38.9**	**55.9**
Property, plant and equipment	4.1	3.9	2.9	2.8
Other non-current assets	6.5	8.7	8.2	12.7
Total Assets	**50.4**	**66.2**	**49.9**	**71.4**
Trade and other payables	7.2	9.7	9.1	8.5
Total debt	3.9	4.9	3.4	5.4
Other liabilities	28.5	27.4	26.5	28.7
Total liabilities	**39.7**	**42.0**	**39.0**	**42.6**
Total equity	10.7	24.2	11.0	28.7
Total liabilities and equity	**50.4**	**66.2**	**49.9**	**71.4**

Source: Company Filings

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Share Trading Information As at June 27 , 2019 , the Insider Shareholder owns 3 , 537 , 931 Shares, which represents approximately 18 . 6 % of the issued and outstanding Shares . The Shares are listed on the Toronto Stock Exchange (the “ TSX ”) under the symbol HYG and on the Nasdaq Stock Market (the “ Nasdaq ”) under the symbol HYGS . The following table sets forth, for the periods indicated, the low and high closing prices of the Shares on the TSX, along with the total monthly volumes and average daily volumes traded on the TSX : 11 | P a g e Cl o s ing Period Low Closing High Total Volume Avg. Daily Volume June 2018 C $ 9.48 C $ 10.40 94,400 4,495 July 2018 C $ 8.55 C $ 9.99 35,274 1,680 August 2018 C $ 7.50 C $ 8.92 78,347 3,561 September 2018 C $ 7.50 C $ 9.75 163,360 8,598 October 2018 C $ 8.01 C $ 10.04 78,963 3,589 November 2018 C $ 6.79 C $ 8.15 68,685 3,122 December 2018 C $ 5.30 C $ 6.85 82,965 4,367 January 2019 C $ 6.95 C $ 9.94 172,080 7,822 February 2019 C $ 8.45 C $ 11.50 123,370 6,493 March 2019 C $ 10.18 C $ 11.92 146,290 6,966 April 2019 C $ 10.23 C $ 11.30 64,424 3,068 May 2019 C $ 9.85 C $ 16.60 229,200 10,418 June 1, 2019 to June 27, 2019 C $ 15.13 C $ 20.31 228,710 12,037 Total June 1, 2018 to June 27, 2019 C $ 5.30 C $ 20.31 1,566,068 5,863 Source: TSX

ORIGIN MERCHANT PARTNERS

The following table sets forth, for the periods indicated, the low and high closing prices of the Shares on the Nasdaq, along with the total monthly volumes and average daily volumes traded on the Nasdaq:

Period	Closing Low	Closing High	Total Volume	Avg. Daily Volume
June 2018	US$7.10	US$8.05	651,922	31,044
July 2018	US$6.60	US$7.50	407,132	19,387
August 2018	US$5.65	US$6.85	1,359,336	59,102
September 2018	US$5.70	US$7.50	1,323,895	69,679
October 2018	US$6.10	US$7.97	1,029,755	44,772
November 2018	US$5.09	US$6.25	865,407	41,210
December 2018	US$3.86	US$5.21	1,406,823	74,043
January 2019	US$5.05	US$7.50	1,520,677	72,413
February 2019	US$6.40	US$8.75	1,120,347	58,966
March 2019	US$7.61	US$8.99	1,357,400	64,638
April 2019	US$7.75	US$8.40	759,747	36,178
May 2019	US$7.31	US$12.34	3,216,073	146,185
June 1, 2019 to June 27, 2019	US$11.25	US$15.50	3,166,551	166,661
Total June 1, 2018 to June 27, 2019	**US$3.86**	**US$15.50**	**18,185,065**	**68,021**

Source: Nasdaq

The closing price of the Shares on the Nasdaq on June 27, 2019, the last trading day prior to the announcement of the Proposed Transaction, was US$15.50.

12 | Page

V ALUATION Definition of Fair Market Value For purposes of the Valuation and in accordance with the Rule, fair market value (“ Fair Market Value ”) is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and each under no compulsion to act . In determining the Fair Market Value of the Shares, and in accordance with the Rule, Origin Merchant did not include a downward adjustment to reflect the liquidity of the Shares, the effect of the Proposed Transaction on the Shares or the fact that the Shares do not form part of a controlling interest . Values determined on the foregoing basis represent “en bloc” values, which are values that an acquirer of 100 % of the Shares would be expected to pay in an open auction of the Company . No value was ascribed to or included in the Fair Market Value related to the benefits that would accrue to the Insider Shareholder as a result of its current interest in the Company . Approach to Valuation The Valuation is based upon techniques and assumptions that Origin Merchant considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of Fair Market Value of the Shares . Origin Merchant has considered the valuation of the Shares independently from the Proposed Transaction . In arriving at an opinion of Fair Market Value of the Shares, Origin Merchant has made qualitative judgments based on experience in rendering such opinions and on circumstances then prevailing as to the significance and relevance of each factor . Fair Market Value of the Shares was analyzed on a going concern basis and was expressed as an amount per share . Valuation Methodologies In determining the Fair Market Value of the Shares, Origin Merchant considered the following two valuation methodologies, which are widely recognized and accepted by industry participants and financial valuators as appropriate measures of value for companies in the hydrogen fuel cell industry : i. discounted cash flow (“ DCF ”) analysis; and ii. comparable company analysis In addition, Origin Merchant reviewed the results of a precedent transactions analysis but did not rely upon it in order to arrive at its conclusion regarding the Fair Market Value of the Shares . Discounted Cash Flow Analysis Overview Origin Merchant used the DCF analysis as one of two principal methodologies in order to arrive at its conclusion regarding Fair Market Value of the Shares . The DCF methodology reflects the growth prospects and risks inherent in the Company’s business by taking into account the amount, timing and relative certainty of the projected after - tax unlevered free cash flows (the “ Unlevered Free Cash Flows ”) expected to be generated by the Company . The DCF approach requires that certain assumptions be made regarding, among other things, the drivers of future Unlevered Free Cash Flows, discount rates, and terminal values . 13 | P a g e

The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values of the Shares . Origin Merchant’s DCF analysis involved discounting to a present value Hydrogenics’ projected Unlevered Free Cash Flows from January 1 , 2019 until December 31 , 2023 under the Management Forecast (as defined below), including terminal values determined as at December 31 , 2023 using an appropriate weighted average cost of capital (“ WACC ”) as the discount rate . Basis for Unlevered Free Cash Flows – Management Forecast As a basis for the development of the projected Unlevered Free Cash Flows of Hydrogenics, Origin Merchant reviewed the forecast provided by Hydrogenics management (the “ Management Forecast ”) for the period ending December 31 , 2019 and the assumptions provided by management for the subsequent years up to and including the year ending December 31 , 2023 (the “ Forecast Period ”) . Origin reviewed and evaluated the assumptions by division underlying the projections, including, but not limited to, customer growth and revenue, gross margins, EBITDA margins, capital expenditures, amortization and tax schedules . Origin Merchant reviewed Hydrogenics management’s assumptions in comparison to the Company’s historical financial results, industry research reports, forecasts by equity research analysts, reports and other statements from Hydrogenics’ peers in Canada, the U . S . A . and Europe, and other sources Origin Merchant considered relevant . After due diligence of the Management Forecast and numerous discussions with management, Origin Merchant concluded that the Management Forecast formed a reasonable and satisfactory basis for the DCF analysis . Revenue Revenue within the Forecast Period is projected to grow at a compound annual growth rate of approximately 39 . 4% , reflecting the assumption of strong growth in the Company’s Power business segment and modest growth in the Company’s OSG business segment . The growth is supported by improving market dynamics and demand for fuel cell technology along with the Company’s strong backlog and sales pipeline . Origin Merchant concluded that the Management Forecast was reasonable given discussions with Hydrogenics’ management and their views on growth opportunities and prospective customer demand and sales in the Forecast Period . Cost of Sales and Operating Expenses Cost of sales for products primarily includes the cost of finished goods inventory and the costs related to shipping and handling . Cost of sales for service includes direct labour and additional direct and indirect expenses . Cost of sales within the Forecast Period are expected to average 74 . 0 % of revenue, which is generally in line with the Company’s average cost of sales as a percent of revenue for the period from 2016 to 2018 , as the Company’s revenue mix evolves towards a greater amount of product sales from higher - margin prototype and non - recurring engineering projects . Operating expenses primarily consist of selling, general and administrative expenses, and research and product development expenses . Hydrogenics management has strategically invested in growth initiatives and believes current levels of operating expenses can support a much larger business . Operating expenses within the Forecast Period are generally expected to increase at an average annual rate of approximately 1 . 1% . The Management Forecast provides sufficient operating expense spending to support projected revenue in the Forecast Period . Origin Merchant 14 | P a g e

concluded that the Management Forecast was reasonable given discussions with Hydrogenics’ management and their views on projected cost of sales and operating expenses in the Forecast Period . EBITDA Earnings before other expenses (i . e . transaction and integration costs, settlements and resolutions, and gains/losses on asset disposals), interest, tax, depreciation and amortization (“ EBITDA ”) within the Forecast Period is projected to grow significantly, reflecting the assumption of strong growth in the Company’s Power business segment and modest growth in the Company’s OSG business segment . The growth is supported by improving market dynamics and demand for fuel cell technology along with the Company’s strong backlog and sales pipeline, and relatively stable projected operating expense profile . Origin Merchant concluded that the Management Forecast was reasonable given discussions with Hydrogenics’ management and their views on growth opportunities, prospective customer demand and sales, and projected cost of sales and operating expenses in the Forecast Period . Capital Expenditures Capital expenditures are primarily investments in plant and test equipment, computer software, office equipment and leasehold improvements . Due to the low capital intensity nature of Hydrogenics’ business, capital expenditures are expected to remain at an average of $ 2 . 0 million throughout the Forecast Period . Origin Merchant reviewed capital expenditures projected in the Management Forecast and compared it with historical capital expenditures and future capacity requirements in the forecast period . The Management Forecast provides sufficient capital expenditures to meet capacity requirements in the Forecast Period, which limits required expansionary capital expenditures . Origin Merchant concluded that the Management Forecast was reasonable given discussions with Hydrogenics’ management and their views on planned expansions and expenditures in the Forecast Period . Income Taxes Cash income taxes were calculated over the Forecast Period by applying the applicable corporate tax rate to taxable income before interest expenses . Interest expense is excluded from the calculation of cash taxes as the DCF analysis is prepared on an unlevered cash flow basis . The applicable corporate tax rate is based on the Company’s weighted average corporate tax rate amongst all operating jurisdictions . In addition, Origin Merchant has considered the Company’s tax loss carry - forwards which totaled US $ 110 . 0 million as at December 31 , 2018 that were used to reduce taxable income in future years . Net Working Capital Estimated net working capital was based on the number of days of sales and cost of goods sold provided by management for the Company’s trade receivable, contract assets, inventories, prepaid expenses, accounts payable, contract liabilities and provisions . The financial forecast assumes the annual net working capital requirement to vary between 4 . 3 % and 9 . 4 % of revenue over the Forecast Period, which compares to an average of 5 . 4 % for the period from 2016 to 2018 . Unlevered Free Cash Flows The following is a summary of the Unlevered Free Cash Flows projected in the Management Forecast, as prepared by Hydrogenics’ management and provided to Origin Merchant, used in the DCF analysis : 15 | P a g e

ORIGIN MERCHANT PARTNERS

(in US$ millions unless otherwise indicated)	For the fiscal year ending December 31,				
	2019E	2020E	2021E	2022E	2023E
Revenues	**54.2**	**133.0**	**163.2**	**158.3**	**204.5**
Gross profit	**17.6**	**30.1**	**41.7**	**39.6**	**49.9**
Less: Research and product development expenses	(6.5)	(6.5)	(5.9)	(6.0)	(6.1)
Less: Sales, general and administrative expenses	(11.3)	(12.9)	(13.1)	(13.3)	(13.4)
Adjusted EBITDA[1]	**(0.2)**	**10.6**	**22.7**	**20.2**	**30.5**
Less: Cash taxes	-	-	-	-	-
Less: Changes in net working capital	(3.7)	4.0	1.1	1.4	(1.1)
Less: Capital expenditures	(1.6)	(1.8)	(1.9)	(2.1)	(2.3)
Unlevered Free Cash Flow	**(5.5)**	**12.9**	**21.8**	**19.5**	**27.0**

1. Adjusted EBITDA excludes stock-based compensation and one-time, non-recurring expenses

Discount Rates

The projected Unlevered Free Cash Flows developed from the Management Forecast were discounted based on the estimated WACC for the Company. The WACC for Hydrogenics was calculated based upon Hydrogenics' after-tax cost of debt and cost of equity, weighted based on assumed optimal capital structure for the Company. The assumed optimal capital structure was determined based upon a review of the following:

i. The capital structures of the Company's public company comparables that have operating characteristics and risks similar to Hydrogenics (the "**Comparable Hydrogen Fuel Cell Companies**"); and

ii. The broader North American industrial companies with similar size and performance to that of Hydrogenics (the "**Comparable General Industrial Companies**"); and

iii. The risks inherent in Hydrogenics and the hydrogen fuel cell industry.

The cost of debt for the Company was calculated based on a weighted average of the Company's borrowing cost, considering the current cost of the Export Development Canada loan, the Province of Ontario loan and current borrowing rate applied to lease agreements, as of June 27, 2019.

The cost of equity was estimated using the capital asset pricing model ("**CAPM**"). Pursuant to CAPM, the cost of equity was calculated using a risk-free rate of return (the "**Risk-Free Rate**"), the Company's systematic equity risk relative to the market (the "**Beta**"), the equity market risk premium (the "**Equity Risk Premium**") and a size premium (the "**Size Premium**"). A range of unlevered Betas for the Comparable Companies were reviewed after normalizing for differences in capital structure in order to select the appropriate unlevered Beta for Hydrogenics. Origin Merchant adjusted the estimated unlevered Beta for the selected capital structure and multiplied the resulting levered Beta by the Equity Risk Premium and added the Risk-Free Rate. A Size Premium was added to the resulting number in recognition of empirical evidence supporting the requirement for such additional required return based on the Company's market capitalization.

16 | P a g e

The base assumptions and calculations used by Origin Merchant in estimating the WACC for Hydrogenics were as follows: 17 | P a g e 1. Based on the Company's current cost of debt 2. Based on the 20 - year Canadian government bond yield as at June 27, 2019 3. NYU Damodaran country risk premia 4. Duff & Phelps Equity Risk Premium as of Nov. 2018 Based upon the foregoing and taking into account sensitivity analyses on the variables discussed above and the assumptions in the Management Forecast, Origin Merchant determined the appropriate WACC for Hydrogenics to be in the range of 15 . 3 % to 17 . 9% . Terminal Value The terminal value represents the residual value of the Company beyond the forecast period and is calculated as a multiple of EBITDA in the terminal year . Origin Merchant considered enterprise value to EBITDA to be the primary valuation multiple when estimating the terminal value for Hydrogenics . Origin Merchant selected an EBITDA multiple range used to calculate the terminal value of 10 . 0 x to 12 . 0 x . These multiples were selected based on a review and analysis of trading multiples for a broad set of Comparable General Industrial Companies, an assessment of the risk and growth prospects for the Company beyond the terminal year and the long - term outlook for the hydrogen fuel cell industry past the terminal year . The following table summarizes the trading multiples based on Origin Merchant’s review of Comparable General Industrial Companies : Cost of debt L o w High Borrowing rate 1 9 . 3% 9.3% Statutory tax rate 27 . 0% 27 . 0% After - tax cost of debt 6 . 8% 6.8% Cost of equity Risk - Free Rate 2 1 . 5% 1.5% Equity Risk Premium 3 6 . 0% 6.0% Unlevered Beta 1 . 50 1.75 Levered Beta 1 . 77 1.75 Size Premium 4 6 . 0% 6.0% Cost of equity 18 . 1% 17 . 9% Selected capital structure Debt 25 . 0% 0.0% Equity 75 . 0% 100 . 0% Calculated WACC 15 . 3% 17 . 9%

Benefits to a Purchaser of Acquiring Hydrogenics In accordance with the requirements set forth in the Rule, Origin Merchant reviewed and considered whether any distinctive material benefits would accrue to Cummins, as well as other potential acquirors, through the acquisition of Hydrogenics . We have concluded that certain operational or financial benefits may accrue to Cummins or other potential acquirors as a result of : i. the strategic value of Hydrogenics’ technology; ii. Hydrogenics fuel cell technology having the potential to mitigate the risk of technological obsolescence of a potential acquiror’s core business; and iii. improving the risk profile of the Hydrogenics business. As the quantification of the specific benefits to a purchaser would be highly speculative, and as the acquiror would view the risks of operating Hydrogenics to be lower than on a standalone basis we determined that the best way to capture these benefits was through the application of a potential acquiror’s WACC to the Management Forecast . The base assumptions and calculations used by Origin Merchant in estimating the WACC for a potential acquiror were as follows : 18 | P a g e Comparable General Industrial Companies TEV / 2019E EBITDA 10 . 2x 11 . 6x 7 . 6x 13 . 2x Median A v e r a g e 25th percentile 75th percentile Source: Consensus Analyst Estimates, CapIQ

1. Based on the 20 - year Canadian government bond yield as at June 27, 2019 2. NYU Damodaran country risk premia 3. Duff & Phelps Equity Risk Premium as of Nov. 2018 Summary of DCF Analysis The following is a summary of the equity value per Share range implied by Origin Merchant’s DCF analysis based on a WACC for Hydrogenics (the “ Standalone DCF ”) and based on a WACC for potential strategic acquirors (the “ Strategic Acquiror DCF ”) : 19 | P a g e Cost of debt Low High Borrowing rate 5.0% 5.0% Statutory tax rate 27.0% 27 . 0% After - tax cost of debt 3.7% 3.7% Cost of equity Risk - Free Rate 1 1.5% 1.5% Equity Risk Premium 2 6.0% 6.0% Unlevered Beta 0.80 1.20 Levered Beta 0.95 1.42 Size Premium 3 - - Cost of equity 7.1% 10 . 0% Selected capital structure Debt 25.0% 25 . 0% Equity 75.0% 75 . 0% Calculated WACC 6.3% 8.4%

ORIGIN MERCHANT PARTNERS

(in US$ millions, unless otherwise indicated)	Standalone DCF		Strategic Acquiror DCF	
	Low	High	Low	High
Assumptions				
WACC	17.9%	15.3%	9.0%	7.0%
Terminal EBITDA multiple	10.0x	12.0x	10.0x	12.0x
Net present value of:				
Unlevered Free Cash Flows[1]	43.3	46.7	56.5	60.1
Terminal value	133.8	179.4	198.0	260.7
Total enterprise value	**177.1**	**226.1**	**254.5**	**320.8**
Less: Net debt[2]	14.3	14.3	14.3	14.3
Equity value	**191.4**	**240.5**	**268.8**	**335.2**
Fully diluted Shares outstanding (million)	20.2	20.2	20.2	20.2
Calculated equity value per Share	**$9.49**	**$11.93**	**$13.33**	**$16.62**
Selected equity value per Share[3]	**$10.15**	**$11.18**	**$14.30**	**$15.53**

1. Based on the sum of unlevered free cash flows from 2019E to 2021E
2. Total debt less cash and cash equivalents and equity investments
3. Based on a terminal EBITDA multiple of 11.0x

Sensitivity Analysis

As part of the DCF analysis, Origin Merchant performed sensitivity analyses of the calculated values to changes in certain key assumptions as outlined below:

(in US$ per Share, unless otherwise indicated)		Impact on per Share value			
		Standalone DCF		Strategic Acquiror DCF	
Variable	**Sensitivity**	**Low**	**High**	**Low**	**High**
WACC	+1.0%	($0.33)	($0.44)	($0.52)	($0.68)
	-1.0%	$0.36	$0.46	$0.56	$0.72
Terminal EBITDA multiple	+1.0x	$0.67	$0.74	$0.99	$1.08
	-1.0x	($0.66)	($0.74)	($0.98)	($1.07)

20 | Page

Comparable Company Analysis Overview Origin Merchant applied the comparable company methodology to Hydrogenics as the second principal methodology in order to arrive at its conclusion regarding Fair Market Value of the Shares . The comparable company approach considers the implied financial metrics for comparable companies which provide a general measure of relative value . Ideally, comparable companies would be comparable in terms of operating characteristics, growth prospects, risk profile and size . Origin Merchant identified, reviewed and compared the comparable companies across a variety of factors including, among others, enterprise value, expected revenue growth, EBITDA margin, business mix and leverage . Forecast financial data was sourced from consensus equity research analyst estimates and Origin Merchant applied adjustments to such financial information to align the time periods of the forecast to reflect calendarization . Selected metrics for the Comparable Hydrogen Fuel Cell Companies are presented below : 21 | P a g e While none of the companies reviewed were considered directly comparable to the Company, Origin Merchant relied on its professional judgement in analyzing the comparable companies and selecting the most appropriate public trading multiples . With respect to the Comparable Hydrogen Fuel Cell Companies, Origin Merchant considered the enterprise value to revenue multiple for 2020 E to be the most appropriate valuation multiple when applying the comparable company methodology to Hydrogenics and, based on the foregoing, selected a multiple range of 1 . 5 x to 2 . 5 x . With respect to the Comparable General Industrial Companies, Origin Merchant considered the enterprise value to EBITDA multiple for 2021 E to be the most (in US$ millions, unless otherwise indicated) M ar k et Enterprise 2019E 2020E 3 - year avg. 3 - year avg. TEV / 2019E TEV / 2020E TEV / CY+1 TEV / CY+2 Note: Prices as of close on June 27, 2019 Source: Consensus Analyst Estimates, CapIQ and Company Filings Company Name C a pit a lization Value Revenue Revenue Revenue Revenue Revenue Revenue Nel ASA 913.4 817.4 69.5 102.8 11.8x 8.0x 8.1x 5.4x Ballard Power Systems Inc. 946.8 774.9 95.9 138.0 8.1x 5.6x 4.9x 3.9x ITM Power Plc 134.0 108.1 21.0 29.7 5.2x 3.6x 4.9x 3.3x Plug Power Inc. 550.1 966.3 216.2 293.8 4.5x 3.3x 3.0x 2.1x FuelCell Energy, Inc. 6.7 225.3 62.9 66.5 3.6x 3.4x 2.3x 1.0x SFC Energy AG 183.4 200.7 80.8 91.9 2.5x 2.2x 1.1x 1.0x Median 4.8x 3.5x 4.0x 2.7x Average 5.9x 4.3x 4.1x 2.8x A summary of selected metrics for the Comparable General Industrial Companies is presented below: Comparable General Industrial Companies TEV / 2021E EBITDA 8 . 5x 9 . 3x 6 . 5x 11 . 1x Median A v e r a g e 25th percentile 75th percentile Source: Consensus Analyst Estimates, CapIQ appropriate valuation multiple when applying the comparable company methodology to Hydrogenics and, based on the foregoing, selected a multiple range of 8 . 0 x to 10 . 0 x . Given that the comparable company approach is not an “en bloc” valuation methodology, Origin Merchant added a 20 . 0 % control premium to the low end of the valuation range per Share implied by the comparable company analysis and added a 30 . 0 % control premium to the high end of the valuation range per Share implied by the comparable company analysis . The change - of - control premiums are representative of the premium to the share price one day prior to announcement for Canadian precedent transactions . Summary of the Comparable Company Analysis The following is a summary of the equity value per Share range implied by Origin Merchant’s comparable company analysis : 22 | P a g e (in US$ millions, unless otherwise indicated) L o w High 2020E Revenue 133 .0 133 .0 2020E Revenue multiple 1 . 5 x 2 . 5x Implied enterprise value 199 .4 332 .4 Less: Net debt 1 14 .3 14 .3 Implied equity value 213 .8 346 .7 Control premium applied 20 . 0% 30 . 0% Fully diluted Shares outstanding (million) 20 .2 20 .2 Implied equity value per Share $12 . 7 1 $22 . 34 2021E EBITDA 2021E EBITDA multiple 22.7 8.0x 22.7 10.0x Implied enterprise value 181 .4 226 .8 Less: Net debt 1 14 .3 14 .3 Implied equity value 195 .8 241 .1 Control premium applied 20 . 0% 30 . 0% Fully diluted Shares outstanding (million) 20 .2 20 .2 Implied equity value per Share $11 . 64 $15 . 53 1. Total debt less cash and cash equivalents and equity investments

Precedent Transactions Analysis Overview Origin Merchant reviewed the results of the precedent transactions methodology as applied to Hydrogenics but did not rely upon it in order to arrive at its conclusion regarding Fair Market Value of the Shares for the reasons described below . The precedent transactions approach considers the implied financial metrics for historical acquisitions of comparable companies . The prices paid for similar companies and assets and their implied multiples provide a general measure of relative value . Ideally, comparable precedent transactions would be comparable in terms of operating characteristics, growth prospects, risk profile and size . Origin Merchant considered enterprise value to revenue to be the primary valuation multiple when applying the precedent transactions methodology to Hydrogenics . Origin Merchant applied the comparable precedent transactions methodology to calculate an enterprise value for Hydrogenics and then adjusted for the value impact of Hydrogenics’ net debt to determine the resulting implied value per Share . Origin Merchant identified and selected six comparable precedent transactions involving fuel cell companies which it deemed comparable on a relative basis for the purposes of establishing valuation ranges for the Shares and for which there was sufficient public information to derive valuation multiples . The comparable precedent transactions involving companies in the fuel cell industry which were identified and reviewed by Origin Merchant are summarized below : 23 | P a g e 1. Average excludes Doosan's acquisitions of ClearEdge due to bankruptcy sale Source: CapIQ, Equity Research, Company Presentations, Company Filings, Regulatory Public Filings While none of the precedent transactions reviewed were considered directly comparable to the Company, Origin Merchant relied on its professional judgement in analyzing the comparable precedent transactions (in US$ millions, unless Announced Date otherwise indicated) Target Acquiror Enterprise Value TEV / LTM Revenue 4 - Feb - 2019 Maxwell Technologies Tesla 281 .0 3 . 1x 28 - Feb - 2017 Nesscap Energy Inc. Maxwell Technologies 25 .0 1 . 3x 27 - Feb - 2017 Proton Energy Systems Inc. Nel ASA 70 .0 2 . 6x 9 - May - 2016 Saft Groupe Total SA 1 , 100 .0 1 . 2x 10 - Jul - 2014 Fuelcell Power Doosan Corporation 38 .9 2 . 7x 30 - Jun - 2014 ClearEdge Power Doosan Corporation 32 .4 0 . 5x 1 - Nov - 2013 Quallion LLC EnerSys 30 .0 3 . 0x Average 1 2 . 3x

and selecting the most appropriate transaction multiples . Origin Merchant considered the enterprise value to revenue multiple for the last twelve months reported prior to the announcement of the transaction to be the most appropriate valuation multiple when applying the precedent transactions methodology to Hydrogenics and, based on the foregoing, selected a multiple range of 2 . 5 x to 3 . 0 x . Given the recent improvement in market sentiment for the hydrogen fuel cell industry, applying precedent transaction multiples to the last twelve months reported revenue as at March 31 , 2019 (“ LTM Revenue ”) would not provide an indication of value that a prudent and informed buyer and a prudent and informed seller would agree to in an arm’s length transaction . Given the foregoing, Origin Merchant has not relied on the precedent transactions analysis . Summary of Precedent Transactions Analysis The following is a summary of the equity value per Share range implied by Origin Merchant’s precedent transactions analysis : 24 | P a g e Implied equity value per Share $4 . 91 $5 . 75 1. Total debt less cash and cash equivalents and equity investments (in US$ millions, unless otherwise indicated) L o w High LTM Revenue 33 .8 33 .8 LTM Revenue multiple 2 . 5 x 3 . 0x Implied enterprise value 84 .6 101 .5 Less: Net debt 1 14 .3 14 .3 Implied equity value 98 .9 115 .8 Fully diluted Shares outstanding (million) 20 .2 20 .2

Valuation Summary The following is a summary of the range of Fair Market Values of the Shares resulting from the DCF Analysis, Comparable Company Analysis and Precedent Transactions Analysis: (in US$ per Share, unless otherwise indicated) Fair Market Values per Share Low High Weight DCF Analysis Standalone DCF Strategic Acquiror DCF $10 . 15 $14 . 30 $11 . 18 $15 . 53 20 . 0% 30 . 0% Comparable Company Analysis TEV / 2020E Revenue $12 . 71 $22 . 34 25 . 0% TEV / 2021E EBITDA $11 . 64 $15 . 53 25 . 0% Precedent Transactions Analysis TEV / LTM Revenue $4 . 91 $5 . 75 0 . 0% Implied Value $12.41 $16.36 In arriving at its opinion as to the Fair Market Value of the Shares, Origin Merchant made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology . With respect to the DCF analysis Origin Merchant generally placed greater weighting on the Strategic Acquiror DCF analysis than the Standalone DCF analysis . Valuation Conclusion Based upon and subject to the foregoing and such other factors as we considered relevant, Origin Merchant is of the opinion that the Fair Market Value of the Shares as of the date of this Valuation is in the range of $ 12 . 41 to $ 16 . 36 per Share . 25 | P a g e

ORIGIN MERCHANT PARTNERS

FAIRNESS OPINION

Approach to Fairness

In considering the fairness of the Consideration to be received by the Shareholders under the Proposed Transaction, other than the Insider Shareholder or any affiliates, Origin Merchant principally considered and relied upon the following:

i. A comparison of the value of the Consideration in connection with the Proposed Transaction to the range of Fair Market Values of the Shares as determined in the Valuation; and

ii. A comparison of the premiums implied by the Consideration in connection with the Proposed Transaction to the volume weighted average prices ("**VWAPs**") for the 20-day, 40-day, 60-day and 90-day periods ending June 27, 2019, compared to implied premiums in North American small-mid cap takeover transactions.

Comparison of the Consideration to the Fair Market Value of the Shares

The Consideration to be received by the Shareholders, other than the Insider Shareholder, in connection with the Proposed Transaction is within the range of Fair Market Values of the Shares as at June 28, 2019, as determined in the Valuation.

Comparison of the Implied Premiums

Origin Merchant considered premiums implied by North American small-mid cap takeover transactions calculated based on the 20-day VWAP, the 40-day VWAP, 60-day VWAP and the 90-day VWAP for the period ending on the day prior to announcement, and compared those implied premiums to the premiums implied by the Consideration to the 20-day VWAP, the 40-day VWAP, 60-day VWAP and the 90-day VWAP for the period ending June 27, 2019.

	Premium to			
	20-Day VWAP	**40-Day VWAP**	**60-Day VWAP**	**90-Day VWAP**
North American Small-Mid Cap Takeovers[1]				
Average	28.0%	27.7%	26.0%	24.1%
Median	23.8%	27.5%	22.7%	22.9%
Premium Implied by the Consideration				
Hydrogenics Shares	12.4%	24.5%	28.6%	37.3%

1. Based on all deals with North American-listed targets and a deal value less than US$500 million (since January 1, 2014)

Source: CapIQ

Although Origin Merchant did not consider any specific transaction to be directly comparable to the Proposed Transaction, Origin Merchant believes that the transactions considered, in the aggregate, provide a useful comparison benchmark. Origin Merchant noted that the premiums implied by the Consideration

26 | P a g e

are generally in line with or superior to the mean and median premiums implied by the takeover transactions . F AIRNESS O PINION C ONCLUSION Based upon and subject to the foregoing and such other matters we consider relevant, Origin Merchant is of the opinion that, as of the date hereof, the Consideration to be received by Shareholders under the Proposed Transaction, other than the Insider Shareholder or any of its affiliates, is fair, from a financial point of view, to such Shareholders . Yours very truly, ORIGIN MERCHANT PARTNERS 27 | P a g e

I - 1 APPENDIX I. SECTION 190 OF THE CBCA Pursuant to the Interim Order, Registered Shareholders (as of the Record Date) have the right to dissent in respect of the Arrangement in accordance with Section 190 of the CBCA, as modified by the Interim Order . Such right to dissent is described in the Circular . The full text of Section 190 of the CBCA is set forth below . Right to dissent 190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class; (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) amalgamate otherwise than under section 184 ; (d) be continued under section 188 ; (e) sell, lease or exchange all or substantially all its property under subsection 189 (3) ; or (f) carry out a going - private transaction or a squeeze - out transaction . Further right (2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section. If one class of shares (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. Payment for shares (3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192 (4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made . No partial dissent (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. Objection (5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent . Notice of resolution

I - 2 (6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection . Demand for payment (7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing (a) the shareholder’s name and address ; (b) the number and class of shares in respect of which the shareholder dissents ; and (c) a demand for payment of the fair value of such shares . Share certificate (8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. Forfeiture (9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section. Endorsing certificate (10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder . Suspension of rights (11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12), (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or (c) the directors revoke a resolution to amend the articles under subsection 173 (2) or 174 (5), terminate an amalgamation agreement under subsection 183 (6) or an application for continuance under subsection 188 (6), or abandon a sale, lease or exchange under subsection 189 (9), in which case the shareholder’s rights are reinstated as of the date the notice was sent . Offer to pay (12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

I - 3 (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares . Same terms (13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms . Payment (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made . Corporation may apply to court (15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder . Shareholder application to court (16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. Venue (17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province . No security for costs (18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16). Parties (19) On an application to a court under subsection (15) or (16), (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Powers of court (20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders . Appraisers (21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. Final order

I - 4 (22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court. Interest (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. Notice that subsection (26) applies (24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares . Effect where subsection (26) applies (25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders . Limitation (26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due ; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities .

QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE PROXY SOLICITOR: Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Banks and Brokers Call Collect: 1 - 212 - 750 - 5833 Shareholders Call Toll - Free: 1 - 877 - 800 - 5190